Filed Pursuant to Rule 424(b)(5)
Registration No. 333-64454

Prospectus Supplement to Prospectus dated August 29, 2001.

$500,000,000

9.625% Senior Notes due 2009

       Solectron will pay interest on the notes on February 15 and August 15 of each year. The first such payment will be made on August 15, 2002. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

       At any time prior to February 15, 2005, Solectron will have the option to redeem up to 35% of the notes at the redemption price set forth in this prospectus supplement using the proceeds of certain equity offerings. Prior to February 15, 2006, Solectron will have the option to redeem the notes, in whole or in part, from time to time, at a price equal to the greater of 104.813% of the principal amount of the notes or a “make-whole” premium as described in this prospectus supplement. On or after February 15, 2006, Solectron will have the option to redeem all or a portion of the notes at the redemption prices set forth in this prospectus supplement.

       The notes will be our general, unsecured, senior obligations and will rank equal in right of payment to all of our existing and future unsecured, unsubordinated indebtedness.

       See “Risk Factors” beginning on page S-13 to read about certain factors you should consider before buying notes.

       Neither the Securities and Exchange Commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	99.369%	$496,845,000
Underwriting discount	2.0%	$10,000,000
Proceeds, before expenses, to Solectron	97.369%	$486,845,000

       The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from February 6, 2002, and must be paid by the underwriters if the notes are delivered after that date.

       The underwriters expect to deliver the notes in book-entry form through the facilities of The Depository Trust Company against payment in New York, New York, on or about February 6, 2002.

Goldman, Sachs & Co.

Sole Book-Running Manager

Banc of America Securities LLC Joint Lead Manager	JPMorgan Joint Lead Manager
Scotia Capital	BNP PARIBAS

       Prospectus Supplement dated February 1, 2002.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
BUSINESS
DESCRIPTION OF OTHER INDEBTEDNESS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ABOUT THIS PROSPECTUS
SOLECTRON CORPORATION
SOLECTRON CAPITAL TRUST I
RECENT DEVELOPMENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
ACCOUNTING TREATMENT RELATING TO TRUST SECURITIES
DESCRIPTION OF THE DEBT SECURITIES
Junior Subordinated Debt Securities
Definitions
Subsequent Distribution to Holders of Trust Securities
DESCRIPTION OF THE TRUST PREFERRED SECURITIES
Enforcement of Certain Rights by Holders of Trust Preferred Securities
DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEE
Amendments and Assignment
Termination of the Guarantee
Enforcement of the Guarantee
Periodic Reports Under Guarantee
Duties of Property Trustee
Governing Law
RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE DEBT SECURITIES AND THE TRUST PREFERRED SECURITIES GUARANTEE
DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF OUR WARRANTS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus supplement, the accompanying prospectus and the registration statement of which they are a part contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to:

•	our intention and ability to repurchase, repay or otherwise retire outstanding indebtedness, including, without limitation, certain outstanding indebtedness of C-MAC, and the anticipated financial impact resulting from those activities;

•	the timing of, and our ability to, enter into the proposed new secured credit facilities;

•	the anticipated financial impact of recent and future acquisitions, including our recently completed C-MAC combination and our contemplated purchase of certain assets from Lucent Technologies;

•	our ability to reduce our operating expenses through our restructuring initiatives;

•	our projected revenues from our manufacturing orders;

•	projections relating to our market share in the electronics manufacturing services industry; and

•	certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We intend that these forward-looking statements be subject to the safe harbors created by those provisions. These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes to differ materially. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” and other similar words and statements. These risks and uncertainties, which in some instances are beyond our ability to control, include but are not limited to:

•	the recent global economic slowdown and declining customer demand for our services and products;

•	risks associated with the cyclical nature of the electronics industry;

•	our ability to compete successfully to win new business and customers and to retain existing customers as well as the level of success of our competitors;

•	opportunities and needs for acquisitions of assets and/or businesses, changes in interest rates and other financial market conditions, and other developments or conditions requiring alternative uses of proceeds which might constrain our ability or willingness to repay our existing indebtedness;

•	our expectations concerning our ability to realize revenues from customer bid wins depends on our customers’ actual production schedules which in turn depend on end-user demand that is difficult to predict;

•	our ability to realize the benefit of anticipated cost-savings, due to our restructuring initiatives and otherwise, is dependent on factors that may be beyond our control; and

•	our ability to consummate the Lucent transaction and to integrate into our existing business the operations of Shinei, NatSteel, Stream, Iphotonics, Artesyn, C-MAC and our other recent and future acquisitions effectively.

       For more information about risks and uncertainties, see “Risk Factors.” Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. The inclusion of this forward-looking information should not

i

be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by Solectron will be achieved. Furthermore, past performance in operations and share price is not necessarily indicative of future performance. We disclaim any intention or obligation to update or revise any forward-looking statements contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein, whether as a result of new information, future events or otherwise.

       Market data used throughout this prospectus supplement, including information relating to our relative position in the electronics manufacturing services industry, is based on independent industry sources and other publicly available information and the good faith estimates of our management. Although we believe that such sources are reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

ii

PROSPECTUS SUPPLEMENT SUMMARY

       This summary only highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that you should consider before purchasing the notes. You should read the entire prospectus supplement, including the accompanying prospectus and the documents incorporated by reference, which are described under “Where You Can Find More Information.” When used in this prospectus supplement, unless the context requires otherwise, the terms “we,” “our” and “us” refer to Solectron Corporation and its subsidiaries.

Solectron Corporation

Overview

       We are a leading provider of electronics manufacturing services (or EMS) to original equipment manufacturers (or OEMs) that design and sell networking equipment, computing equipment (including workstations, notebooks, desktops and peripherals), mobile and wireline telecommunications equipment, and other electronics equipment and products. These companies contract with us to build their products or to obtain other related supply-chain services, such as design, testing, systems integration and after-sales repair and support. Providing these solutions to our customers allows them to reduce their capital investment requirements and fixed overhead costs and to remain competitive by focusing on their core competencies of sales, marketing, and research and development.

       For the 12 months ended November 30, 2001 (giving pro forma effect to our combination with C-MAC), we had revenues of $17.9 billion, an operating loss of $326 million and adjusted EBITDA of $927 million. Adjusted EBITDA represents income (loss) before taxes, extraordinary loss and minority interests, plus net interest expense, depreciation, amortization, and restructuring and acquisition costs. See “Selected Consolidated Financial Information.”

Competitive Strengths

Market Leadership

       Our strength in the EMS market is demonstrated by our customer base and our market leadership. We enjoy long-standing relationships with customers such as Apple Computer, Brocade, Cisco Systems, Compaq, Ericsson, Hewlett-Packard, IBM, Nortel Networks, Sony and Sun Microsystems. According to IDC, Solectron is a leader in the EMS industry in sales and was believed to have had an approximate 18% market share for 2001.

Strong Balance Sheet

       We are pursuing a plan intended to achieve investment-grade credit ratings for our unsubordinated, unsecured indebtedness by improving our operations and pursuing a prudent financing strategy. We plan to use cash on hand, the net proceeds of this offering and the net proceeds from our offering of $1.1 billion of 7.25% Adjustable Conversion-Rate Equity Security Units (“ACES”), which occurred after November 30, 2001, to repay existing indebtedness and other commitments. In addition, we have received commitments, subject to certain conditions, including those described in “Description of Other Indebtedness — Proposed New Secured Credit Facilities”, for an aggregate of $500 million of new secured credit facilities to allow additional financial flexibility. As of November 30, 2001, we had $2.9 billion of cash, cash equivalents and short-term investments.

Reduced Cost Structure and Improved Working Capital Management

       In response to recent economic conditions and end-market demand, beginning in early 2001 we embarked on a series of aggressive restructuring initiatives. We expect these initiatives will be completed by the end of fiscal 2002 and following completion are expected to reduce our annual costs, including non-cash items, by approximately $1 billion, partially mitigating our lower revenue generation. We believe these initiatives will allow us to emerge from the current downturn with a sustainable long-term cost structure to support improved operating efficiency and margins. Restructuring efforts completed to date include eliminating approximately 490 production lines, reducing our headcount by approximately 25,000, and closing or consolidating 17 sites and re-missioning five sites. In the process, we have transferred some operations to lower-cost locations for improved efficiency, disposed of less-useful equipment resulting in more efficient manufacturing lines, and closed facilities that had marginal long-term viability, transferring operations from those locations to other locations better equipped for long-term success due to lower costs.

       While we are in the process of restructuring our business for the current economic environment, we believe we have an appropriate level of capacity to ramp up operations quickly should demand return to historical levels. In addition, we have improved our working capital management capabilities through a number of initiatives. For example, we have reduced our inventory over the last three quarters by $2.1 billion. We believe we have the ability to generate additional cash in the future by further improving our inventory and improving our receivables management, although there is no assurance we will be able to achieve this.

Promising New Customers and Ability to Penetrate Existing Customer Base

       We plan to increase our market share by winning new customers and more deeply penetrating existing customer accounts with expanded capabilities that we have developed to meet growing OEM needs. We believe recent customer bidding wins represent potential additional revenue of approximately $4 billion, although realization of such revenue is dependent on the expected production ramp of our customers, which is subject to realization of expected end-user demand for our customers’ products. Our existing customer base is complemented by promising new customer wins. Our opportunities to generate additional business from current customers include providing after-sales services and complete supply-chain management. Examples of such existing customers include Ciena, Cisco, Compaq and Sun Microsystems.

Extensive Geographic and Product Scope

       Very large OEMs generally market a broad array of products into a multinational marketplace which often requires complex manufacturing and supply processes. We believe that our extensive geographic reach and product scope allow us to serve our largest targeted OEMs more effectively than do our competitors. We currently have facilities worldwide, in the Asia/Pacific region (including Japan and China), North and South America and Europe. We provide our customers with a comprehensive offering of supply-chain solutions. Customers can turn to us at any stage of the design, manufacturing or after-sales service support process, worldwide, and obtain high quality, flexible solutions to optimize their existing supply-chains. Our objective is to streamline the supply-chain to help our customers attain a faster time-to-market for their products with lower total costs, while enabling them to allocate their resources more efficiently. Our broad range of services includes:

•	advanced building block design solutions;

•	product design and manufacturing;

•	new product introduction;

•	prototyping;

•	materials purchasing and management;

•	printed circuit board assembly;

•	system assembly and testing;

•	distribution and installation; and

•	product repair, technical support, returns processing and warranty services.

Experienced Management Team

       We have assembled a management team with superior vision and experience. All sixteen executive team members contribute to managing our growth and strategic direction. Management has transformed us from a regional provider of assembly services to a global leader providing our customers with integrated supply-chain solutions that span the entire product life cycle. Collectively, our team of executives brings significant high-technology experience and leadership to a company driven to deliver the highest quality services to its global customers.

Our Industry

       Industry sources forecast that the EMS industry will grow rapidly. IDC forecasts that the EMS industry will experience a compound annual growth rate of approximately 20% annually from 2001 through 2005, with industry revenue projected at $186 billion by 2005. Additionally, Technology Forecasters, Inc. forecasts EMS industry growth of approximately 29% annually from 2001 through 2005, with industry revenue projected at $288 billion by 2005.

       Many OEMs in the electronics and other industries outsource manufacturing and related supply-chain services as part of their business strategies. Outsourcing allows OEMs to take advantage of the supply-chain expertise of EMS providers, thereby enabling OEMs to concentrate on their core competencies. Specifically, OEMs use contract manufacturers to enable:

•	faster time-to-market;

•	reduced investment;

•	access to leading manufacturing technology;

•	lower total costs of manufacturing and supply-chain management;

•	improved inventory management and purchasing power; and

•	access to worldwide manufacturing capabilities.

Our Strategy

       Our strategy is to offer our customers significant competitive advantages through electronics outsourcing. We aim to differentiate ourselves from our competitors by providing a superior level of quality, service and value. Additionally, we strive to provide comprehensive, value-added services, including solutions, better than those offered by our competitors. As a result, we create a compelling outsourcing solution that can be used by our customers in whole or in part. To achieve this goal, we emphasize the following key elements.

Capitalize on Industry Growth Trends

       We are benefiting from increased worldwide market acceptance of, and reliance upon, the use of outsourced manufacturing services and supply-chain management services by many electronics OEMs. While we are recognized for our printed circuit board assembly business, we have strategically extended our capabilities and competencies to cover the entire range of supply-chain needs, including product design and modular solutions, pre-production planning, new product introduction management, manufacturing, systems assembly test and installation, product distribution, and after-sales product service and support.

Uncompromising Quality

       We believe product quality is a defining factor in the electronics manufacturing market. We strive continuously to improve our processes and have adopted a number of quality improvement and measurement techniques to monitor our performance. We have received many service and quality awards, including the Malcolm Baldrige National Quality Award in 1991 and again in 1997. All of our manufacturing facilities are certified under ISO-9000 international quality standards for design, manufacturing and distribution management systems.

Strategic Relationships

       An important element of our strategy is to establish long-term strategic relationships with major and emerging OEM leaders in diverse electronics industry segments, such as networking, telecommunications, workstations, personal computers, computer peripherals, instrumentation, semiconductor equipment and transportation. We focus our efforts on customers with high potential for long-term business relationships. Our goal is to strengthen these relationships by delivering a total supply-chain solution across the entire product life-cycle, from design to full product manufacturing and distribution to after-sales services such as product repair and support.

Turn-key Capabilities

       Another element of our strategy is to provide a complete range of manufacturing management and value-added services, including materials management, board design, concurrent engineering, assembly of complex printed circuit boards and other electronic assemblies, test engineering, software manufacturing, accessory packaging and after-sales services. We believe that as manufacturing technologies become more complex and as product life cycles shorten, OEMs will increasingly contract for supply-chain services on a turn-key basis as they seek to reduce product time-to-market, overall costs and capital assets.

Advanced Manufacturing Process Technology

       We intend to continue to offer customers advanced manufacturing process technologies, including design and new product introduction expertise. Our involvement during the early design stage helps to reduce time-to-market and enable a fast ramp to volume manufacturing. We have developed common tools for industrial, electrical, mechanical and manufacturing applications design to shorten the design cycle and maintain cost effectiveness. Our key initiatives in the test area include standardizing on a single functional test platform for the majority of the printed circuit assemblies we produce, and enhancing test capability.

Diverse Geographic Operations

       We seek to establish production facilities in areas of high customer density and where we can generate manufacturing efficiencies and lower unit costs. During the last year we undertook a restructuring of our global operations to optimize our mix of facilities and capabilities around the world. We have operations throughout the Asia/ Pacific region, the Americas and Europe. We believe our facilities in these regions enable us better to address our customers’ requirements, such as cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time-consuming customs clearances and shortened product time-to-market.

       We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500 and our Internet address is www.solectron.com. The information contained or incorporated in our website is not a part of this prospectus supplement.

RECENT DEVELOPMENTS

Negotiations with Lucent Technologies

       On January 31, 2002, we announced that we are negotiating toward an agreement to purchase specialized equipment and usable inventory from Lucent Technologies, Inc. for between $250 million and $290 million in cash. As part of the prospective agreement we would be awarded a multi-year contract to provide supply-chain services for selected Lucent optical networking products. The companies continue to negotiate, various important contingencies remain and the parties have not reached agreement on the prospective contracts. The anticipated consummation of the transaction, the prospective multi-year contract and the value of the transaction are forward-looking statements and there can be no guarantee any such agreements will be reached. For additional risks and uncertainties see our report on Form 8-K filed February 1, 2002.

Completion of Adjustable Conversion-Rate Equity Security Units Offering

       On December 27, 2001, we completed our public offering of $1 billion, or 40 million units, of 7.25% Adjustable Conversion-Rate Equity Security Units (“ACES”). Each ACES unit has a stated amount of $25 and initially consists of (a) a contract to purchase, for $25, a number of shares of our common stock to be determined on November 15, 2004 and (b) $25 principal amount of 7.25% subordinated debentures due 2006. On January 8, 2002, we issued another $100 million, or 4 million units, of ACES in satisfaction of the underwriters’ over-allotment option.

Repurchase of LYONs Due 2019

       Holders of our Liquid Yield OptionTM Notes (“LYONs”) due 2019 had the right to require us to repurchase all or a portion of the notes they held as of January 28, 2002. On December 18, 2001, we announced our intention to use cash to meet any obligations to repurchase such notes in January 2002. The accreted value of the notes outstanding, as of November 30, 2001, was $615 million. On January 28, 2002, following our repurchase of our LYONs due 2019 for cash, approximately $2 million of accreted value of these LYONs remained outstanding.

Combination with C-MAC

       On December 3, 2001, we completed our combination with C-MAC. Based on our common stock’s closing price immediately preceding the completion of the combination, the transaction was valued at approximately $2.3 billion, including the assumption of C-MAC debt.

Restructuring Charge

       During the second quarter of fiscal 2002, we adopted additional plans related to our restructuring initiatives. These plans include additional workforce reductions and consolidating and changing the strategic focus of additional facilities. In connection with these plans, we estimate restructuring and impairment charges ranging from $250 to $270 million during the second quarter of fiscal 2002.

THE TRANSACTIONS

       We intend to use the net proceeds of this offering, along with the net proceeds of the aggregate $1.1 billion of ACES that we issued on December 27, 2001 and January 8, 2002 and cash on hand, to repurchase, repay or otherwise retire existing indebtedness and other commitments. Substantially concurrent with and contingent upon the closing of this offering of notes and certain other conditions, we expect to enter into senior secured revolving credit facilities, which we refer to as the proposed new secured credit facilities with, among others, affiliates of certain of the underwriters. The maximum committed amount under these facilities as of their closing date is expected to be $500 million. For more information regarding the proposed new secured credit facilities, see “Description of Other Indebtedness — Proposed New Secured Credit Facilities.” We refer to the ACES issuance, this offering of senior notes and our entering into the proposed new secured credit facilities in this prospectus supplement as the “Transactions.” The table below sets forth the estimated sources and intended uses for the Transactions based on outstanding balances as of November 30, 2001, assuming the Transactions had been completed on such date (dollars in millions):

Sources

Proposed new secured credit facilities(1)	$—
New senior notes	497
ACES(2)	1,100
Cash(3)	799

Total Sources	$2,396

Uses(3)

Repurchase of LYONs due 2019(4)	$615
Repayment of outstanding C-MAC indebtedness	341
Repurchase, redemption and/or retirement of other indebtedness(5)	1,000
Funded Amount(6)	394
Transaction costs	46

Total Uses	$2,396

(1)	This offering is not contingent upon obtaining the proposed new secured credit facilities, which are expected to be undrawn at closing.

(2)	Does not reflect $151 million in cash used to purchase restricted treasury securities sufficient to satisfy the first eight quarterly interest payments on the ACES through November 15, 2003.

(3)	These amounts do not take into account the effect of certain repurchases of indebtedness that have occurred since November 30, 2001.

(4)	As of January 28, 2002, following our repurchase of these LYONs for cash, approximately $2 million of accreted value of these LYONs remained outstanding.

(5)	Other indebtedness includes short-term debt, of which $276.6 million was outstanding as of November 30, 2001 (giving effect to our combination with C-MAC), and both series of our LYONs due 2020, of which there was $4,005.7 million outstanding as of November 30, 2001. See “Capitalization.”

(6)	As a result of the Transactions, we have cash collateralized our commitments under certain of our operating leases in an amount of approximately $394 million and have obtained temporary waivers or consents in connection with these instruments to enable us to consummate the Transactions. To the extent we do not refinance these instruments or obtain further waivers, consents, amendments or other accommodations in connection with these instruments, we may be required to pay off the amounts thereunder or the lessors (and/or related lenders) may foreclose upon the collateral in satisfaction of the amounts owed. We call this $394 million amount the Funded Amount.

       Although it is our present intention to repurchase, repay or otherwise retire the indebtedness set forth above with the net proceeds of the Transactions and cash on hand, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. In addition, we may be required to pay off certain of our operating leases in an amount up to the Funded Amount as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” To the extent that any net proceeds are not used to repay the indebtedness set forth above or to the extent we are able to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

THE OFFERING

Issuer	Solectron Corporation.

Securities Offered	$500 million aggregate principal amount of 9.625% Senior Notes due 2009.

Interest	Interest on the notes will accrue from the date of their issuance at the rate of 9.625% per year and will be payable in cash semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2002.

Ranking	The notes will be general, unsecured obligations and:

• will be effectively subordinated to all of our existing and future secured, unsubordinated indebtedness, including our proposed new secured credit facilities, to the extent of the value of the assets securing such indebtedness;

• will be effectively subordinated to all liabilities of our subsidiaries, including our proposed new secured credit facilities as well as trade payables;

• will rank equal in right of payment with all of our existing and future unsubordinated, unsecured indebtedness; and

• will rank senior in right of payment to all of our existing and future subordinated indebtedness.

As of November 30, 2001:

• Solectron had no secured indebtedness and, assuming that the combination with C-MAC and the ACES offering had occurred on that date, that amount would have been $150.6 million. In addition, the maximum committed amount of secured indebtedness we would be permitted to incur under the proposed new secured credit facilities is expected to be $500 million at their closing;

• we and our subsidiaries had $115 million of cash collateralized operating leases;

• our subsidiaries had total liabilities of $3.4 billion and, assuming that the combination with C-MAC and the ACES offering had occurred on that date, that amount would have been $4.1 billion;

• Solectron had approximately $5.0 billion of outstanding unsubordinated unsecured indebtedness that would rank equal in right of payment with the notes and, assuming that the combination with C-MAC and the ACES offering had occurred on that date, that amount would have remained the same; and

• Solectron had no outstanding subordinated indebtedness and, assuming that the combination with C-MAC and the ACES offering had occurred on that date, that amount would have been $949.4 million.

See “Description of the Notes” and “Description of Other Indebtedness — Proposed New Secured Credit Facilities.”

Optional Redemption	At any time prior to February 15, 2005, Solectron will have the option to redeem up to 35% of the notes at the redemption price set forth in the “Description of the Notes — Optional Redemption” using the proceeds of certain equity offerings. Prior to February 15, 2006, Solectron will have the option to redeem the notes, in whole or in part, from time to time, at a price equal to the greater of 104.813% of the principal amount of the notes or a “make-whole” premium as set forth in the “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest. On or after February 15, 2006, Solectron will have the option to redeem all or a portion of the notes at the redemption prices set forth in the “Description of the Notes — Optional Redemption.”

Change of Control	Upon a Change of Control, as defined in this prospectus supplement, you will have the right to require us to repurchase all or any part of your notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest to, but excluding, the repurchase date. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	Prior to the notes being rated at least Baa3 or above by Moody’s Investor Services and BBB- or above by Standard & Poors, the indenture governing the notes will contain certain covenants which, among other things, restrict our ability and the ability of our restricted subsidiaries to:

• incur additional indebtedness;

• pay dividends;

• make distributions in respect of our or our subsidiaries’ capital stock;

• make other restricted payments;

• give subsidiary guarantees of our other debt;

• enter into transactions with affiliates or related persons; and

• sell assets.

In addition, before and after the notes receive such ratings, the indenture will restrict our ability and the ability of our restricted subsidiaries to:

• enter into sale and leaseback transactions;

• create liens; and

• consolidate, merge or sell all or substantially all of our or our subsidiaries’ assets.

When the notes are issued, all of our subsidiaries will be restricted subsidiaries, as defined in the indenture, except for U.S. Robotics Corporation. All of these covenants are subject to important exceptions and qualifications. See “Risk Factors — Risks Relating to the Notes” and “Description of the Notes.”

Use of Proceeds	We intend to apply the net proceeds of this offering, the net proceeds from our recent offering of $1.1 billion of ACES and cash on hand, to repurchase, repay or otherwise retire existing indebtedness and other commitments. However, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. In addition, we may be required to pay off certain of our operating leases in an amount up to the Funded Amount as described in “Risk Factors — We will be required to further obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” To the extent that any net proceeds are not used to repay indebtedness or to the extent we are able to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

Risk Factors	You should consider carefully the information set forth in the section entitled “Risk Factors” beginning on page S-13 of this prospectus supplement and all other information provided to you in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in deciding whether to invest in the notes.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

       The following table sets forth summary consolidated historical financial data for each of the fiscal years in the five year period ended August 31, 2001 and for the three months ended November 30, 2000 and 2001. Also included is summary pro forma financial data for the year ended August 31, 2001 and the three months ended November 30, 2001 as well as certain other financial data for the twelve months ended November 30, 2001.

       When you read the following summary historical and pro forma data, it is important that you read it along with the historical consolidated financial statements and notes thereto and the unaudited pro forma combined condensed financial information included or incorporated by reference in this prospectus.

													Three Months Ended
	Fiscal Year Ended August 31,												November 30,

	1997		1998		1999		2000		2001		2001		2000		2001	2001

	Actual										Pro forma(a)		Actual			Pro forma(a)

	(in millions)
Income Statement Data
Net Sales	$4,408.5		$6,102.2		$9,669.2		$14,137.5		$18,692.3		$20,475.9		$5,695.5		$3,152.2	$3,394.7
Operating income (loss)	303.2		368.6		516.1		704.2		(98.6)		(0.6)		276.4		(48.5)	(84.3)
Net interest expense (income)(b)	(4.3)		(6.9)		1.6		(35.3)		59.1		65.5		(3.9)		22.8	24.3
Income (loss) before taxes, extraordinary loss, and cumulative effect of change in accounting principle	307.5		375.5		514.5		739.5		(157.7)		(66.1)		280.3		(71.3)	(108.6)
Net income (loss)	203.7		251.3		350.3		497.2		(123.5)		(60.0)		190.6		(52.5)	(76.0)
Balance Sheet Data
Cash and cash equivalents and short- term investments	$634.0		$489.9		$1,881.7		$2,434.1		$2,790.1		*		$4,518.7		$2,886.8	$3,047.3
Net working capital	1,137.5		1,278.1		3,162.7		5,411.4		6,014.8		*		8,125.6		4,897.0	5,552.7
Total assets	2,209.9		2,843.7		5,420.5		10,375.6		12,930.4		*		14,026.5		12,504.2	15,687.7
Long-term debt	386.2		386.8		922.7		3,319.5		5,027.5		*		4,893.9		4,234.3	4,572.1
Total debt	388.1		410.6		969.6		3,388.7		5,333.7		*		5,012.4		5,122.8	5,463.3
Stockholders’ equity	1,150.2		1,475.4		3,166.9		3,802.1		5,150.7		*		5,151.3		5,140.6	7,684.8
Other Financial Data
EBITDA(c)	$413.1		$503.2		$716.5		$955.6		$425.6		$599.4		$361.6		$53.7	$38.3
Adjusted EBITDA(c)	417.1		503.2		716.5		993.5		972.6		1,162.2		361.6		126.6	127.0
Depreciation and Amortization	109.9		134.6		200.4		251.4		536.1		611.9		85.2		102.6	123.0
Capital expenditures(d)	205.7		279.1		449.4		506.0		536.8		614.6		248.9		62.7	69.6
Ratio of earnings to fixed charges(e)	10.10	x	11.07	x	8.70	x	8.38	x	0.23	x	0.71	x	8.13	x	- (j)	- (k)

* Not presented

Twelve Months Ended
November 30, 2001

Ratio of pro forma adjusted total debt to pro forma adjusted EBITDA(c)(f)(i)	5.45x
Ratio of pro forma adjusted EBITDA to pro forma interest expense(c)(g)(i)	3.38x
Ratio of pro forma adjusted net debt to pro forma adjusted EBITDA(c)(h)	3.66x

(a)	The pro forma income statement data for the year ended August 31, 2001 and the three months ended November 30, 2001 is derived from the unaudited pro forma combined condensed financial information included in this prospectus supplement that combines Solectron’s audited consolidated statements of operations for the year ended August 31, 2001 and the unaudited three months ended November 30, 2001 with the unaudited consolidated statements of earnings of C-MAC for the twelve months ended September 30, 2001 and the three months ended September 30, 2001, respectively. The pro forma balance sheet data as of November 30, 2001 is derived from the unaudited pro forma combined condensed financial information included in this prospectus supplement that combines Solectron’s and C-MAC’s unaudited consolidated balance sheets as of November 30, 2001. The pro forma other financial data for the year ended August 31, 2001 and the three months ended November 30, 2001 is derived from audited financial data of Solectron for the year ended August 31, 2001 and the unaudited three months ended November 30, 2001 combined with the unaudited financial data of C-MAC for the twelve months ended September 30, 2001 and the three months ended September 30, 2001, respectively.

(b)	Net interest expense (income) is interest expense net of interest income.

(c)	EBITDA represents income (loss) before taxes, extraordinary loss and minority interests, plus net interest expense, depreciation and amortization. Adjusted EBITDA represents EBITDA, as adjusted to exclude non-recurring charges. Non-recurring charges consist of restructuring and acquisition costs. Some investors have found information like EBITDA and adjusted EBITDA to be useful as a measure of our ability to satisfy principal and interest obligations on our debt and to provide cash for other purposes. EBITDA and Adjusted EBITDA do not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), operating cash flows or other measures of performance prepared in accordance with generally accepted accounting principles (GAAP). Our definitions of EBITDA and adjusted EBITDA may not be comparable to those reported by other companies and do not correspond to definitions of consolidated cash flow used as a defined term in the indenture as described under the caption “Description of the Notes.”

(d)	Excludes acquisitions of businesses and asset acquisitions (other than capital expenditures).

(e)	We have computed the ratio of earnings to fixed charges by dividing earnings available for fixed charges by fixed charges. The computations include us and our consolidated subsidiaries. For these ratios, “earnings” represents (1) income (loss) before taxes and before adjustment for minority interests, plus (2) fixed charges (excluding capitalized interest), plus (3) amortization of capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, plus (2) capitalized interest, plus (3) an interest factor attributable to rentals.

(f)	Pro forma adjusted total debt reflects short-term and long-term debt after giving effect to the C-MAC combination which occurred on December 3, 2001, the issuance and sale of the notes offered hereby and the issuance of the ACES as if they had been completed on November 30, 2001. Pro forma adjusted EBITDA is calculated for the twelve months ended November 30, 2001 and gives effect to the C-MAC combination.

(g)	Pro forma interest expense reflects interest expense, including non-cash interest related to our LYONs, after giving effect to the C-MAC combination which occurred on December 3, 2001, this offering and the issuance of the ACES as if they had been completed at the beginning of the twelve months ended November 30, 2001. Pro forma adjusted EBITDA is calculated for the twelve months ended November 30, 2001 and gives effect to the C-MAC combination.

(h)	Pro forma adjusted net debt reflects total debt less cash on hand (excluding restricted cash) after giving effect to the C-MAC combination which occurred on December 3, 2001, this offering and the issuance of the ACES as if they had been completed on November 30, 2001. If we are required to pay off the obligations underlying the Funded Amount, our cash balance (including restricted cash) would be reduced by approximately $394 million (which we have already deducted in the calculation of this ratio), but our reported debt balances will not be reduced because these leases are not classified as debt on our balance sheet in accordance with GAAP. Pro forma adjusted EBITDA has not been adjusted by the reduction of operating lease expenses that would result from any payment in connection with the Funded Amount. Pro forma adjusted EBITDA is calculated for the twelve months ended November 30, 2001 and gives effect to the C-MAC combination.

(i)	Assumes that the net proceeds of the Transactions and cash on hand are used to (i) repurchase approximately $615 million of our LYONs due 2019, (ii) repay approximately $341 million of indebtedness that we assumed in connection with our combination with C-MAC, (iii) repurchase, repay or otherwise retire (allocated on a pro rata basis in proportion to accreted value at November 30, 2001) $1 billion of our outstanding short-term debt and the LYONs due 2020, and (iv) satisfy the Funded Amount of $394 million related to operating lease commitments as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” Although it is our present intention to repurchase, repay or otherwise retire this indebtedness with the net proceeds of the Transactions and cash on hand, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. To the extent that any net proceeds are not used to repay such indebtedness or to the extent we are able to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

(j)	There is a deficiency of fixed charge coverage of $71.1 million.

(k)	There is a deficiency of fixed charge coverage of $108.4 million.

RISK FACTORS

       In considering whether to purchase the notes, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below, which supersede the risk factors described in the accompanying prospectus and the documents incorporated by reference prior to the date hereof. You should carefully review the information in this prospectus supplement and the accompanying prospectus about all of these securities.

Risks Relating to the Notes

We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.

       We and our subsidiaries are parties to various financial instruments, including credit facilities and operating leases. Most of these obligations contain negative covenants. Upon issuance of the notes and upon consummation of the proposed new secured credit facilities, we would not be in compliance with these covenants with respect to certain of our operating leases in an aggregate amount of $394 million, which would constitute defaults under these instruments. In addition, as a result of our issuance of the ACES and the notes, we will not be in compliance with certain financial covenants contained in these operating leases at certain dates in the future, which would also constitute defaults under these instruments.

       In order to prevent these defaults, we have received temporary consents and waivers under these operating leases and have cash collateralized these leases in an aggregate amount of $394 million. However, if we fail to reach satisfactory final accommodation, the amounts owing under these operating leases could be accelerated and, if they are not paid within 30 days following the date of acceleration, could cause an acceleration of our obligations under our LYONs and our 7 3/8% Senior Notes due 2006. To the extent we have not received such consents, waivers or amendments, we intend to pay in full, as necessary, any amounts due under these operating leases in order to avoid acceleration of the LYONS and our 7 3/8% Senior Notes due 2006.

       If we are unable to obtain an accommodation or prepayment of all of these operating leases, there may exist a period of default with respect to these instruments. The existence of this period of default, even after being cured, may have adverse consequences which are beyond our control to mitigate and of which we may not be aware.

Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations.

       We have, and will continue to have after the offering of the notes, significant amounts of outstanding indebtedness and interest cost. Our level of indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness, including, without limitation, the notes, when due. As of November 30, 2001, after giving effect to our combination with C-MAC and the Transactions (assuming we were unable to apply the net proceeds of the Transactions to repay indebtedness), we would have had (1) pro forma consolidated total debt of approximately $7.0 billion consisting of all short-term and long-term debt as of November 30, 2001 assuming the issuance and sale of notes offered hereby, the issuance of the ACES and the C-MAC combination had been completed on November 30, 2001, and (2) a ratio of pro forma consolidated total debt to Solectron’s historical consolidated stockholders’ equity as of November 30, 2001 of 1.36x. See “Capitalization” and “Description of Other Indebtedness.”

       Our substantial debt could have important consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures and other cash requirements;

•	increase our vulnerability to adverse economic and industry conditions;

•	make it more difficult or impossible for us to make payments on the notes or any other indebtedness or obligations;

•	limit our flexibility in planning for, or reacting to, changes and opportunities in, the electronics manufacturing industry, which may place us at a competitive disadvantage compared to our competitors; and

•	limit our ability to incur additional debt on commercially reasonable terms, if at all.

       Subject to specified limitations in the indenture, we and our subsidiaries will be able to incur substantial indebtedness in the future, including our ability to borrow up to $500 million under our proposed new secured credit facilities. See “Description of Other Indebtedness — Proposed New Secured Credit Facilities” and “Description of the Notes.” If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

The agreements governing our existing and future debt contain and will contain various covenants that limit our discretion in the operation of our business.

       The agreements and instruments governing our existing and future debt and our proposed new secured credit facilities contain and will contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur debt;

•	incur liens;

•	redeem and/or prepay debt;

•	make acquisitions;

•	make investments, including loans and advances;

•	make capital expenditures;

•	engage in mergers, consolidations or sales of assets;

•	engage in transactions with affiliates;

•	pay dividends or engage in stock redemptions; and

•	enter into certain restrictive agreements.

       Our proposed new secured credit facilities are expected to be secured by a pledge of all of the capital stock of our material domestic subsidiaries, 65% of the capital stock of certain of our material foreign subsidiaries and certain of our intercompany loans. The covenants governing our proposed new secured credit facilities may also restrict the operations of certain of our subsidiaries, including, in some cases, limiting the ability of our subsidiaries to make distributions to us, and these limitations could impair our ability to make scheduled interest and principal payments.

       Our ability to comply with covenants contained in the notes, our proposed new secured credit facilities and other indebtedness to which we are or may become a party may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with our debt-related obligations could result in an event of default which, if not cured or waived, could result in an acceleration of our indebtedness and cross-defaults under our other indebtedness, which could have a material adverse effect on our financial condition. Acceleration of any indebtedness outstanding under our proposed new secured credit facilities or any of our other indebtedness may cause us to be unable to make interest payments on the notes and to repay the principal amount of the notes. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future unsubordinated, secured creditors and our subsidiaries’ obligations.

       The notes are unsecured and therefore will be effectively subordinated to all of our existing and future unsubordinated, secured indebtedness to the extent of the value of the assets securing such indebtedness and to all indebtedness and other liabilities and commitments (including trade payables, lease obligations and preferred stock) of our subsidiaries, whether or not secured. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding of our company, our assets will be available to satisfy obligations of our unsubordinated, secured debt before any payment may be made on the notes. To the extent that such assets cannot satisfy in full our unsubordinated, secured debt, the holders of such debt would have a claim for any shortfall that would rank equally in right of payment (or effectively senior if the debt were issued by a subsidiary) with the notes. In such an event, we may not have sufficient assets remaining to pay amounts on any or all of the notes. Our right to receive assets of any of our subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors. Consequently, the notes will be effectively subordinate to all liabilities, including trade payables, lease obligations and the liquidation preference on any preferred stock, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish. As of November 30, 2001, our subsidiaries had approximately $4.1 billion of total liabilities outstanding, and Solectron had approximately $5.0 billion of outstanding unsubordinated, unsecured indebtedness, and $150.6 million of secured indebtedness, assuming in all cases that the combination with C-MAC and the ACES offering had occurred on such date.

       We expect that our proposed new secured credit facilities will be secured by a pledge of all of the capital stock of our material domestic subsidiaries, 65% of the capital stock of certain of our material foreign subsidiaries and certain of our intercompany loans. See “Description of Other Indebtedness — Proposed New Secured Credit Facilities.” Upon any distribution to our creditors or upon default in payment of or acceleration of the maturity of either of our proposed new secured credit facilities, the lenders under those credit facilities would be entitled to be repaid in full before any payment is made to you from the proceeds of the assets securing such indebtedness. In any of these cases, we may not have sufficient funds to pay all of our creditors, including the holders of the notes.

Our holding company structure makes us dependent on cash flow from our subsidiaries to meet our obligations.

       Most of our operations are conducted through, and most of our assets are held by, our subsidiaries. Therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations, including our obligations under the notes and certain other securities described in this prospectus supplement. Our subsidiaries are separate legal entities that will have no obligation to pay any amounts due under the notes or to make any funds available therefor, whether by dividends, loans or other payments. Our subsidiaries will not guarantee the payment of the notes. Except to the extent we may ourself be a creditor with recognized claims against our subsidiaries subject to any limitations contained in our other debt agreements, all claims of creditors and holders of preferred stock, if any, of our subsidiaries will have priority with respect to the assets of such subsidiaries over the claims of our creditors, including holders of the notes and certain of our other securities described in this prospectus supplement.

The assets of our subsidiaries may not be available to make payments on the notes.

       The notes will not be guaranteed by our subsidiaries, and payments on the notes are required to be made only by us. We may not have direct access to the assets of our subsidiaries unless these assets are transferred by dividend or otherwise to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under other agreements to which we are a party and under applicable law.

We may be unable to repay the notes.

       At maturity, the entire outstanding principal amount of any outstanding notes will become due and payable by us. We cannot assure you that we will have sufficient funds or will be able to arrange for additional financing to pay the principal amount due. Material unanticipated events or liabilities related to our business may arise or our business financial condition and results of operations may be materially and adversely affected by general market and economic conditions and those other factors discussed in this “Risk Factors” section, thereby making it more difficult for us to service our debt obligations with respect to the notes. In addition, any future borrowing arrangements or agreements relating to senior debt to which we become a party may contain restrictions on, or prohibitions against our repayment of the notes. In the event that the maturity date occurs at a time when we are prohibited from repaying the notes, we could attempt to obtain the consent of the lenders under those arrangements to purchase the notes or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay the notes. In that case, our failure to repay the notes at maturity would constitute an event of default under the indenture. Any such default, in turn, may cause a default under the terms of our other indebtedness, some of which may effectively rank senior to the notes.

There are risks you should consider when reviewing pro forma financial information.

       The unaudited pro forma financial data set forth in the “Summary,” “Capitalization” and under “Selected Consolidated Financial Information” and elsewhere in this prospectus supplement are based upon a number of assumptions and estimates, including:

•	that the net proceeds of the Transactions and cash on hand are used to (i) repurchase approximately $615 million of our LYONs due 2019, (ii) repay approximately $341 million of indebtedness which we assumed in connection with our combination with C-MAC, (iii) repurchase, repay or otherwise retire (allocated on a pro rata basis in proportion to principal amount and accreted value, as applicable, as of November 30, 2001) an aggregate of $1 billion of our outstanding short-term debt and the LYONs due 2020, and (iv) satisfy the Funded Amount of $394 million related to operating lease commitments as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” Although it is our present intention to repurchase, repay or otherwise retire this indebtedness with the net proceeds of the Transactions and cash on hand, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. To the extent that any net proceeds are not used to repay such indebtedness or to the extent we are able to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

•	the prices we would be required to pay to repurchase, repay or otherwise retire our outstanding indebtedness and other commitments, which prices in the case of our publicly traded indebtedness, are subject to market forces outside our control;

•	those set forth in the notes to the unaudited pro forma combined condensed financial information included in this prospectus supplement with respect to our combination with C-MAC. These assumptions primarily relate to the allocation of consideration paid for the assets and liabilities of C-MAC based on preliminary estimates of their respective fair values. The final allocation of the consideration paid for C-MAC may differ from that reflected in the unaudited pro forma combined condensed financial statements when final valuations are completed; and

•	that, upon satisfaction of our commitments under the Funded Amount, our cash balance would be reduced by approximately $394 million, but our reported debt balances will not be reduced because these leases are not classified as debt on our balance sheet in accordance with GAAP.

       These amounts, while presented with numerical specificity based on assumptions considered reasonable by us when taken as a whole, are subject to uncertainties and contingencies that are beyond our control and are based upon assumptions that are subject to change. Accordingly, the unaudited pro forma financial data and such other estimates are for illustrative purposes only and are necessarily speculative in nature, and actual results may differ materially from those reflected in the unaudited pro forma financial data.

       Material unanticipated events or liabilities related to our business may arise or our business, financial condition and results of operations may be materially and adversely affected by general market and economic conditions and those other factors discussed in this “Risk Factors” section. The unaudited pro forma financial data does not purport to represent what Solectron’s results of operations actually would have been if the transactions had been consummated on the dates indicated, or what such results will be for any future date or for any future period.

       The estimates included for EBITDA, adjusted EBITDA, adjusted total debt, adjusted net debt and interest expense do not qualify as “pro forma” adjustments under Regulation S-X promulgated under the Securities Act and constitute “forward-looking statements” which involve risks and uncertainties. Actual results may differ materially from those reflected in these amounts, and there can be no assurance that these amounts would have been realized in such periods or will be realized in the future.

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

       Upon the occurrence of specific change of control events, we will be required to offer to repurchase your notes at 101% of their principal amount, plus accrued and unpaid interest. The lenders under our proposed new secured credit facilities would have a similar right to be repaid upon a change of control. Any of our future debt agreements also may contain a similar provision. Our ability to pay cash to the holders of the notes in connection with such repurchase will be limited by our then existing financial resources. Accordingly, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes.

       If we fail to repurchase any notes submitted in a change of control offer, it would constitute an event of default under the indenture which would, in turn, constitute an event of default under our proposed new credit facilities and could constitute an event of default under our other indebtedness, even if the change of control itself would not cause a default. This would allow some of our lenders to proceed against our assets.

We cannot be sure that an active trading market will develop for the notes.

       The notes are new issues of securities with no established trading market and will not be listed on any securities exchange. We do not intend to apply for listing of the notes on any domestic securities exchange or to seek approval for quotation through an automated quotation system. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable law. However, the underwriters are not obligated to make a market in the notes and any market-making activities may cease at any time and will be subject to the limitations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and may be limited during the effectiveness of the registration statement of which this prospectus supplement forms a part. As a result, there can be no assurance that an active trading market will develop for the notes.

       Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. We cannot assure you that the market for the notes, if any, will not be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the notes. Prospective investors in the notes should be aware that they may be required to bear the financial risks of such investment for an indefinite period of time.

Risks Relating to Our Business

We are exposed to general economic conditions, which could have a material adverse impact on our business, operating results and financial condition.

       As a result of unfavorable general economic conditions and reduced capital spending, our sales have continued to decline in recent fiscal quarters. In particular, we started to see sales decline in the telecommunications, workstation and server equipment manufacturing industry worldwide during the second half of fiscal 2001. If the economic conditions in the United States and the other markets we serve worsen, we may experience a material adverse impact on our business, operating results and financial condition.

We have significant debt leverage and debt service obligations; if we are unable to service these debt obligations, our business, operating results and financial condition could be materially adversely impacted.

       We had a deficiency in our fixed charge coverage of $71.1 million for the first quarter of fiscal 2002 as compared to our ratio of earnings to fixed charges of 0.23x for fiscal 2001 and 8.38x for fiscal 2000. This decline in the ratio is primarily due to interest expense growing at a greater rate than income during the first fiscal quarter of 2002. As of November 30, 2001, we had approximately $888.5 million of short-term indebtedness and $4.2 billion of long-term indebtedness. In addition, on December 3, 2001 we assumed approximately $341 million of indebtedness in connection with our combination with C-MAC. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

       We will require substantial amounts of cash to fund scheduled payments of principal and interest on our outstanding indebtedness, as well as future capital expenditures and any increased working capital requirements. In addition, we may require substantial amounts of cash in connection with our obligations to purchase our Liquid Yield OptionTM Notes. On January 28, 2002, holders of our 4% LYONs due 2019 had the option to require us to repurchase their notes in an amount of $510.03 per $1,000 principal amount at maturity for a total of up to approximately $615 million as of November 30, 2001. As of January 28, 2002, following our repurchase of these LYONs for cash, approximately $2 million of accreted value of these LYONs remained outstanding. Based on the aggregate amount outstanding on November 30, 2001, on May 8, 2003, holders of our 2.75% LYONs due 2020 will have the option to require us to repurchase their notes in an amount of $628.57 per $1,000 principal amount at maturity for a total of up to approximately $2.5 billion. Based on the aggregate amount outstanding on November 30, 2001, on May 20, 2004, holders of our 3.25% LYONs due 2020 will have the option to require us to repurchase their notes in an amount of $587.46 per $1,000 principal amount at maturity for a total of approximately $1.7 billion. Instead of repurchasing the LYONs with cash, we may elect to offer holders our common stock or a combination of our cash and common stock. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, we may dilute our earnings per share.

       If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing, that any such financing would be on favorable terms, or that we will be permitted to do so under the terms of our existing financing arrangements, or our financing arrangements in effect in the future. In the absence of such financing, our ability to respond to changing business and economic conditions, make future acquisitions, experience adverse operating results or fund required capital expenditures or increased working capital requirements may be adversely affected.

Most of our net sales come from a small number of customers; if we lose any of these customers, our net sales could decline significantly.

       Most of our annual net sales come from a small number of our customers. Our ten largest customers accounted for approximately 70% of net sales in the first quarter of fiscal 2002 and approximately 78% of net sales in the same period of fiscal 2001. Since we depend on continued net sales from our ten largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly. Some of these customers individually account for more than ten percent of our annual net sales. We cannot guarantee that we will be able to retain any of our ten largest customers or any other accounts. In addition, our customers may materially reduce the level of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time. Moreover, our business, market share, financial condition and results of operations will continue to depend significantly on our ability to obtain orders from new customers, as well as on the financial condition and success of our customers. Therefore, any adverse factors affecting any of our customers or their customers could have a material adverse effect on our business, financial condition and results of operations. In addition to the above, some industry sources have projected that our market share by revenues may decline in the near term.

We may encounter significant delays or defaults in payments owed to us by customers for products we have manufactured or components that are unique to particular customers.

       We structure our agreements with customers to minimize our risks related to obsolete or unsold inventory. However, enforcement of these contracts may result in material expense and delay in payment for inventory. If any of our significant customers become unable or unwilling to purchase such inventory, our business may be materially harmed.

Our contracts generally do not include minimum purchase requirements and our projections of future revenues from customer bid wins may be lower than expected.

       Although we have long-term contracts with a few of our top ten customers, including Ericsson and Nortel, under which these customers are obligated to obtain services from us, only Nortel is obligated to purchase any minimum amount of services. As a result, we cannot guarantee that we will receive any net sales from these contracts or any of our other contracts with customers. In addition, the customers with whom we have contracts may materially reduce the level of services ordered at any time, which they have done in the past. This could cause a significant decline in our net sales, and we may not be able to reduce our accompanying expenses at the same time.

       Our projection of the potential additional revenue from customer bid wins in the Summary section under the subheading “Promising New Customers and Ability to Penetrate Existing Customer Base” is based on our good faith estimate. This amount is dependent on the expected production ramp of our customers, which in turn is subject to realization of expected end-user demand for our customers’ products. The reliability of these expectations is subject to circumstances and events beyond our control. Actual amounts could be significantly lower, particularly if such customers reduce the level of services ordered, which they may do at any time.

If we are unable to manage our growth and cost–effectively assimilate new operations, our profitability could decline further.

       We have experienced rapid growth over many years. In recent years, we have established operations in different locations throughout the world. For example, in fiscal 1998, we opened offices, acquired facilities or commenced manufacturing operations in nine foreign locations. Furthermore, through acquisitions in fiscal 1998 and 1999, we acquired or expanded our capabilities in six domestic facilities.

       In fiscal 2000, we completed acquisitions of AMERICOM, SMART and Bluegum. Through additional acquisitions, we also acquired facilities in fourteen foreign locations. During fiscal 2001, we completed acquisitions of NEL, Shinei, Centennial, MCC-Sequel, and Sony’s manufacturing facilities in

Japan and Taiwan as well as IBM’s repair center in the Netherlands. Thus far in fiscal 2002, we have completed acquisitions of Stream International, Iphotonics, Inc., Artesyn Solutions, Inc. and C-MAC Industries Inc. We intend to continue to make acquisitions of companies and strategic assets under our acquisition strategy. These acquisitions may be for cash, capital stock or any combination of cash and capital stock, and may include the incurrence or assumption of indebtedness and a reduction of our available cash.

       In order to achieve anticipated revenue and other financial performance targets, we must manage our assets and operations efficiently. Our expansion and growth place a heavy strain on our personnel and management, manufacturing and other resources. Our ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing infrastructure, as well as enhancements or upgrades of accounting and other internal management systems and the implementation of a variety of procedures and controls. We cannot assure you that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. In addition, should we continue to expand geographically, we may experience inefficiencies from the management of geographically dispersed facilities.

       As we manage and continue to expand new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with rapid expansion, our ability to return to profitability will be harmed.

Possible fluctuation of operating results from quarter to quarter could affect the market price of our securities.

       Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

•	differences in the profitability of the types of manufacturing services we provide. For example, high velocity and low complexity printed circuit boards and systems assembly services have lower gross margins than low volume/complex printed circuit boards and systems assembly services;

•	our ability to maximize the hours of use of our equipment and facilities is dependent on the duration of the production run time for each job and customer;

•	the amount of automation that we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

•	our customers’ ability to take delivery of our products and to make timely payments for delivered products;

•	our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

•	fluctuations in demand for our services or the products being manufactured;

•	fluctuations in the availability and pricing of components;

•	timing of expenditures in anticipation of increased sales;

•	cyclicality in our target markets; and

•	expenses associated with acquisitions.

       Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our common stock could be harmed.

We depend upon economic developments in the electronics industry as a whole, which continually produces technologically advanced products with short life cycles; our inability to continually manufacture such products in a cost effective manner would harm our business, financial condition and results of operations.

       Most of our net sales are to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, our customers’ products could become obsolete and the demand for our services could decline significantly. If we are unable to offer technologically advanced, cost effective, quick response manufacturing services to customers, demand for our services will also decline. In addition, a substantial portion of our net sales is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net sales would significantly decline.

       For our technology solutions business, we have experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, we cannot ensure that we will be successful in selecting, developing, manufacturing and marketing new products or enhancements. We cannot ensure that defects or errors will not be found in our products after commencement of commercial shipments, which could result in the delay in market acceptance of such products. The inability to introduce new products or enhancements could harm our business, financial condition and results of operations.

We depend on limited or sole source suppliers for critical components. The inability to obtain sufficient components as required would cause harm to our business.

       We are dependent on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced, and may continue to experience, delays in component deliveries, which could cause delays in product shipments and require the redesign of certain products. Also for our technology solutions business, we are dependent upon certain limited or sole source suppliers for critical components used for our memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, we generally have no written agreements with our suppliers. We cannot give any assurance that we will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources as required, could cause delays, disruptions or reductions in product shipments or require product redesigns which could damage relationships with current or prospective customers, thereby causing harm to our business.

We potentially bear the risk of price increases associated with potential shortages in the availability of electronics components.

       At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers’ products. As a result of this service, we potentially bear the risk of price increases for these components because we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

Our net sales could decline if our competitors provide comparable manufacturing services and improved products at a lower cost.

       We compete with different contract manufacturers, depending on the type of service we provide or the geographic locale of our operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. These competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our net sales to decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, or profit margin compression.

We depend on the memory module product market.

       Most of our technology solutions net sales are derived from memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce our net sales which may materially harm our business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times including at the present time, characterized by diminished product demand, accelerated erosion of average selling prices and excess production. In the past, there have been significant declines in the prices for DRAM, SRAM and flash memory. Similar occurrences will reduce our profit.

We depend on the continuing trend of OEMs to outsource.

       A substantial factor in our revenue growth is attributable to the transfer of manufacturing and supply base management activities from our OEM customers. Future growth is partially dependent on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

Our non-U.S. locations represent a significant and growing portion of our net sales; we are increasingly exposed to risks associated with operating internationally.

       In the first quarter of fiscal 2002, approximately 65% of net sales came from sites outside the United States, while approximately 45% of net sales came from sites outside the United States in the same period of fiscal 2001. As a result of our foreign sales and facilities, our operations are subject to a variety of risks that are unique to international operations, including the following:

•	adverse movement of foreign currencies against the U.S. dollar in which our results are reported;

•	import and export duties, and value added taxes;

•	import and export regulation changes that could erode our profit margins or restrict exports;

•	potential restrictions on the transfer of funds;

•	inflexible employee contracts in the event of business downturns; and

•	the burden and cost of compliance with foreign laws.

       In addition, we have operations in several locations in emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility, and other economic or political risks. In the future, these factors may harm our results of operations. Our locations in emerging or developing economies include Mexico, Brazil, China, Malaysia, Hungary and Romania. As of November 30, 2001, we recorded $336.0 million in cumulative foreign exchange translation losses on our balance sheet which was primarily due to dollar denominated debt held by our foreign subsidiaries. While, to date, these factors have not had a significant adverse impact on our results of operations, we cannot give any assurance that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot assure that such measures will be adequate.

       The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

       We have been granted tax holidays, which are effective through 2011, subject to some conditions, for our Malaysian and Singapore sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

We are exposed to fluctuations in foreign currency exchange rates.

       We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

       As of November 30, 2001, the majority of the foreign currency hedging contracts were scheduled to mature in approximately three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including our experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar will result in lower sales when translated to U.S. dollars, operating expenses will also be lower in these circumstances. Although approximately 24% of our net sales in the first quarter of fiscal 2002 were denominated in currencies other than U.S. dollar, we do not believe our total exposure to be significant because of natural hedges.

       We have currency exposure arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our site could seriously harm our business, operating results and financial condition. For example, if there is an increase in the rate at which a foreign currency is exchanged for U.S. dollars, it will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices being uncompetitive in markets where business is transacted in the local currency.

We are exposed to interest rate fluctuations.

       The primary objective of our investment activities is to preserve principal, while at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of November 30, 2001, approximately 89% of our total portfolio was scheduled to mature in less than six months. In addition, our investments are diversified and of relatively short maturity. A hypothetical 10% increase in interest rates would not have a material effect on our investment portfolios.

       The following table presents the amounts of our cash equivalents and short-term investments that are subject to interest rate risk by calendar year of expected maturity and weighted average interest rates as of November 30, 2001:

				Fair
	2002	2003	Total	Value

Cash equivalents and short-term investments (in millions)	$724.4	$67.6	$792.0	$792.0
Average interest rate	2.54%	3.55%

       We have entered into an interest rate swap transaction under which we pay a fixed rate of interest hedging against the variable interest rates implicit in the rent charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires June 3, 2002, which coincides with the maturity date of the lease term. As we intend to hold the interest rate swap until the maturity date, we are not subject to market risk. In substance, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

       Our long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, we are not exposed to variable interest rates related to our long-term debt instruments, but we may become exposed if there were to be material borrowings under the facility.

We may not be able to adequately protect or enforce our intellectual property rights; and we could become involved in intellectual property disputes.

       Our ability to effectively compete may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations. In the past, third parties have asserted infringement claims against us or our customers and are likely to do so in the future. In the event of a successful infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy and costly and could harm our financial condition.

Failure to comply with environmental regulations could harm our business.

       As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. Although we have never sustained any significant loss as a result of non-compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations. The addition of numerous production and manufacturing service facilities as a result of our recent combination with C-MAC could generate additional risks that we have been unable to fully evaluate as of this time.

       The investigations of the C-MAC facilities to date indicate that there are some contaminated sites for which C-MAC has been indemnified by third parties with respect to any required remediation, sites for which there is a risk of the presence of contamination, and sites with some levels of contamination for which C-MAC may be liable and which may or may not ultimately require any remediation. We have obtained environmental insurance to mitigate certain environmental liabilities posed by C-MAC’s operations and facilities. We believe, based on our current knowledge, that the cost of any groundwater or soil clean-up that may be required at C-MAC facilities would not materially harm our business, financial condition and results of operations. Nevertheless, the process of remediating contamination in soil and groundwater at the facilities is costly, and there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations in the future.

Our administrative facilities and principal business operations are located in California, and any disruption in the available power supply in California could disrupt our operations, reduce our revenues, and increase our expenses.

       A substantial portion of our operating activities and facilities, including our headquarters and principal administrative facilities, as well as certain of our third party service providers are located in California. During acute power shortages, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. The rolling blackouts that have occurred to date have not materially disrupted the operations of our facilities. Should these blackouts continue or increase in severity, however, they could materially disrupt the operations of one or more of our facilities. We currently do not have a backup generator or long-term alternate sources of power in the event of a blackout. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our affected facilities. Our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. Consequently, any interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which would substantially harm our business and results of operations.

       In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at a comparable rate. Our business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, we would expect our expenses to increase, our operating results to be harmed.

Failure to retain key personnel and skilled associates could hurt our operations.

       Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm our operations.

This prospectus supplement, the accompanying prospectus and the registration statement of which they are a part contain or incorporate forward-looking statements which are based on current expectations, forecasts and assumptions that could cause outcomes to differ materially from those set forth herein.

       This prospectus supplement, the accompanying prospectus and the registration statement of which they are a part contain or incorporate by reference forward-looking statements, including, but not limited to:

•	our intention and ability to repurchase, repay or otherwise retire outstanding indebtedness, including, without limitation, certain outstanding indebtedness of C-MAC, and the anticipated financial impact resulting from those activities;

•	the timing of, and our ability to, enter into the proposed new secured credit facilities;

•	the anticipated financial impact of recent and future acquisitions, including our recently completed C-MAC combination and our contemplated purchase of certain assets from Lucent Technologies;

•	our ability to reduce our operating expenses through our restructuring initiatives;

•	our projected revenues from our manufacturing orders;

•	projections relating to our market share in the electronics manufacturing services industry; and

•	certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes to differ materially. These statements are generally accompanied by words such as “intend,” “anticipate,” “believe,” “estimate,” “expect” and other similar words and statements. These risks and uncertainties, which in some instances are beyond our ability to control, include but are not limited to:

•	the recent global economic slowdown and declining customer demand for our services and products;

•	risks associated with the cyclical nature of the electronics industry;

•	our ability to compete successfully to win new business and customers and to retain existing customers as well as the level of success of our competitors;

•	opportunities and needs for acquisitions of assets and/or businesses, changes in interest rates and other financial market conditions, and other developments or conditions requiring alternative uses of proceeds which might constrain our ability or willingness to repay our existing indebtedness;

•	our expectations concerning our ability to realize revenues from customer bid wins depends on our customers’ actual production schedules which in turn depend on end-user demand that is difficult to predict;

•	our ability to realize the benefit of anticipated cost-savings, due to our restructuring initiatives and otherwise, is dependent on factors that may be beyond our control; and

•	our ability to consummate the Lucent transaction and to integrate into our existing business the operations of Shinei, NatSteel, Stream, Iphotonics, Artesyn, C-MAC and our other recent and future acquisitions effectively.

       Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results implied by these forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by Solectron will be achieved. Furthermore, past performance in operations and share price are not necessarily indicative of future performance. We disclaim any intention or obligation to update or revise any forward-looking statements contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein, whether as a result of new information, future events or otherwise.

       Market data used throughout this prospectus supplement, including information relating to the Company’s relative position in the electronics manufacturing services industry, is based on independent industry sources and other publicly available information and the good faith estimates of our management. Although we believe that such sources are reliable, the accuracy and completeness of such information is not guaranteed and has not been independently verified.

USE OF PROCEEDS

       The proceeds from this offering are expected to be approximately $496,845,000. We intend to use the proceeds to repurchase, repay or otherwise retire indebtedness. In addition, we may be required to pay off certain of our operating leases in an amount up to the Funded Amount as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations”. We will also be required to pay underwriting discounts, commissions and expenses related to this offering. For information concerning the interest rates and maturities of such indebtedness, see, as to outstanding C-MAC indebtedness, our Form 8-K/A filed with the SEC on December 18, 2001, as to short-term debt, our Form 10-K filed with the SEC on November 15, 2001, and, as to our outstanding LYONs, “Description of Other Indebtedness.” Pending the application of the net proceeds from this offering, we expect to invest the proceeds from the sale of the notes in short-term interest-bearing securities. Although it is our present intention to repurchase, repay or otherwise retire our indebtedness with the proceeds of this offering, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. To the extent that any such net proceeds are not used to repay indebtedness or to the extent we are able to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

THE TRANSACTIONS

       We intend to use the net proceeds of this offering, along with the net proceeds of the aggregate $1.1 billion of ACES that we issued on December 27, 2001 and January 8, 2002 and cash on hand, to repurchase, repay or otherwise retire existing indebtedness and other commitments. Substantially concurrent with and contingent upon the closing of this offering of notes and certain other conditions, we expect to enter into senior secured revolving credit facilities, which we refer to as the proposed new secured credit facilities with, among others, affiliates of certain of the underwriters. The maximum committed amount under these facilities as of their closing date is expected to be $500 million. For more information regarding the proposed new secured credit facilities, see “Description of Other Indebtedness — Proposed New Secured Credit Facilities.” We refer to the ACES issuance, this offering of senior notes and our entering into the proposed new secured credit facilities in this prospectus supplement as the “Transactions.” The table below sets forth the estimated sources and intended uses for the Transactions based on outstanding balances as of November 30, 2001, assuming the Transactions had been completed on such date (dollars in millions):

Sources

Proposed new secured credit facilities(1)	$—
New senior notes	497
ACES(2)	1,100
Cash(3)	799

Total Sources	$2,396

Uses(3)

Repurchase of LYONs due 2019(4)	$615
Repayment of outstanding C-MAC indebtedness	341
Repurchase, redemption and/or retirement of other indebtedness(5)	1,000
Funded Amount(6)	394
Transaction Costs	46

Total Uses	$2,396

(1)	This offering is not contingent upon obtaining the proposed new secured credit facilities, which are expected to be undrawn at closing.

(2)	Does not reflect $151 million in cash used to purchase restricted treasury securities sufficient to satisfy the first eight quarterly interest payments on the ACES through November 15, 2003.

(3)	These amounts do not take into account the effect of certain repurchases of indebtedness that have occurred since November 30, 2001.

(4)	As of January 28, 2002, following our repurchase of these LYONs for cash, approximately $2 million of accreted value of these LYONs remained outstanding.

(5)	Other indebtedness includes short-term debt, of which $276.6 million was outstanding as of November 30, 2001 (giving effect to our combination with C-MAC), and both series of our LYONs due 2020, of which there was $4,005.7 million outstanding as of November 30, 2001. See “Capitalization.”

(6)	As a result of the Transactions, we have cash collateralized certain of our commitments under certain of our operating leases in an amount of approximately $394 million and have obtained temporary waivers or consents in connection with these instruments to enable us to consummate the Transactions. To the extent we do not refinance these instruments or obtain further waivers, consents, amendments or other accommodations in connection with these instruments, we may be required to pay off the amounts thereunder or the lessors (and/or related lenders) may foreclose upon the collateral in satisfaction of the amounts owed. We call this $394 million amount the Funded Amount.

       Although it is our present intention to repurchase, repay or otherwise retire the indebtedness set forth above with the net proceeds of the Transactions and cash on hand, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. In addition, we may be required to pay off certain of our operating leases in an amount up to the Funded Amount as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” To the extent that any net proceeds are not used to repay the indebtedness, set forth above or to the extent we are able to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

CAPITALIZATION

       The following table sets forth our unaudited capitalization as of November 30, 2001: (1) on a historical basis; (2) pro forma to give effect as of November 30, 2001 to the C-MAC combination which was completed on December 3, 2001; and (3) pro forma as adjusted to give effect to the C-MAC combination, issuance and sale of the notes offered hereby, issuance of our ACES and our proposed new secured credit facilities, which we expect to be undrawn on the closing date, and assuming retirement of $1,956 million of existing debt and satisfaction of $394 million of operating lease commitments, as described in “The Transactions” and in footnote (4) to the table. You should read this table together with our financial statements and notes thereto and other financial and operating data included elsewhere in this prospectus supplement or in the prospectus or incorporated by reference into this prospectus supplement or the prospectus.

	At November 30, 2001

			Pro Forma as
	Actual	Pro Forma	Adjusted(4)

	(in millions, except share data)
Cash, cash equivalents and short-term investments	$2,886.8	$3,047.3	$2,097.7 (1)

Short-term debt	273.9	276.6	209.9
LYONs due 2019	614.6	614.6	—

Total Short-term debt	888.5	891.2	209.9
Long-term liabilities
Senior Secured Credit Facilities(2)	—	—	—
9.625% Senior Notes offered hereby	—	—	496.8
7.375% Senior Notes due 2006	149.9	149.9	149.9
LYONs due 2020	2,432.4	2,432.4	1,863.4
LYONs due 2020	1,573.3	1,573.3	1,205.3
7.25% Subordinated Debentures due 2006	—	—	1,051.6
Other long-term debt	78.7	416.5	78.7

Total long-term debt	4,234.3	4,572.1	4,845.7
Stockholders’ equity
Preferred Stock, 1,200,000 shares authorized; none issued and outstanding(3)	—	—	—
Common Stock, 1,600,000,000 shares authorized; 669,203,905 shares issued and outstanding(3)	0.7	0.8	0.8
Additional paid-in capital	3,997.5	6,547.7	6,594.8
Retained earnings	1,478.8	1,478.8	1,478.8
Accumulated other comprehensive losses	(336.4)	(336.4)	(336.4)
Deferred compensation	—	(6.1)	(6.1)

Total stockholders’ equity	5,140.6	7,684.8	7,731.9

Total capitalization	$10,263.4	$13,148.1	$12,787.5

(1)	Net of $394 million representing the Funded Amount, which we may not be required to spend. If we do pay off the obligations underlying the Funded Amount, our reported debt balances will not be reduced because these leases are not classified as debt under GAAP. Also net of $151 million in cash used to purchase restricted treasury securities sufficient to satisfy the first eight quarterly interest payments on the ACES through November 15, 2003.

(2)	See “Description of Other Indebtedness — Proposed New Secured Credit Facilities.”

(3)	On December 3, 2001, in connection with the C-MAC combination, we issued 98,795,122 shares of our common stock, 52,494,493 exchangeable shares of Solectron Global Services Canada Inc., which are exchangeable on a one-to-one basis for our common stock and one share of our Series B preferred stock. Our outstanding common stock does not include options outstanding as of November 30, 2001 to purchase approximately 63.9 million shares of our common stock issued under the Company’s stock option plans. As of November 30, 2001 these options had an average weighted exercise price of $19.25.

(4)	Assumes that the net proceeds of the Transactions and cash on hand are used to (i) repurchase approximately $615 million of our LYONs due 2019 (ii) repay approximately $341 million of indebtedness which we assumed in connection with our combination with C-MAC, (iii) repurchase, repay or otherwise retire (allocated on a pro rata basis in proportion to accreted value on November 30, 2001) an aggregate of $1 billion of our outstanding short-term debt and the LYONs due 2020, and (iv) satisfy the Funded Amount, of $394 million related to operating lease commitments as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” Although it is our present intention to repurchase, repay or otherwise retire this indebtedness with the net proceeds of the Transactions and cash on hand, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. To the extent that any net proceeds are not used to repay such indebtedness or to the extent we are unable to withdraw the Funded Amount, we would use such amounts for working capital and general corporate purposes, which might include acquisitions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

       The following table sets forth selected consolidated historical financial data for each of the fiscal years in the five year period ended August 31, 2001 and for the three months ended November 30, 2000 and 2001. Also included is selected pro forma financial data for the year ended August 31, 2001 and the three months ended November 30, 2001 as well as certain other financial data for the twelve months ended November 30, 2001.

       When you read the following selected historical and pro forma data, it is important that you read it along with the historical consolidated financial statements and notes thereto and the unaudited pro forma combined condensed financial information included or incorporated by reference in this prospectus.

													Three Months Ended
	Fiscal Year Ended August 31,												November 30,

	1997		1998		1999		2000		2001		2001		2000		2001	2001

											Pro forma(a)					Pro forma(a)
	Actual												Actual
											(in millions)
Income Statement Data
Net Sales	$4,408.5		$6,102.2		$9,669.2		$14,137.5		$18,692.3		$20,475.9		$5,695.5		$3,152.2	$3,394.7
Operating income (loss)	303.2		368.6		516.1		704.2		(98.6)		(0.6)		276.4		(48.5)	(84.3)
Net interest expense (income)(b)	(4.3)		(6.9)		1.6		(35.3)		59.1		65.5		(3.9)		22.8	24.3
Income (loss) before taxes, extraordinary loss, and cumulative effect of change in accounting principle	307.5		375.5		514.5		739.5		(157.7)		(66.1)		280.3		(71.3)	(108.6)
Net income (loss)	203.7		251.3		350.3		497.2		(123.5)		(60.0)		190.6		(52.5)	(76.0)
Balance Sheet Data
Cash and cash equivalents and short-term investments	$634.0		$489.9		$1,881.7		$2,434.1		$2,790.1		*		$4,518.7		$2,886.8	$3,047.3
Net working capital	1,137.5		1,278.1		3,162.7		5,411.4		6,014.8		*		8,125.6		4,897.0	5,552.7
Total assets	2,209.9		2,843.7		5,420.5		10,375.6		12,930.4		*		14,026.5		12,504.2	15,687.7
Long-term debt	386.2		386.8		922.7		3,319.5		5,027.5		*		4,893.9		4,234.3	4,572.1
Total debt	388.1		410.6		969.6		3,388.7		5,333.7		*		5,012.4		5,122.8	5,463.3
Stockholders’ equity	1,150.2		1,475.4		3,166.9		3,802.1		5,150.7		*		5,151.3		5,140.6	7,684.8
Other Financial Data
EBITDA(c)	$413.1		$503.2		$716.5		$955.6		$425.6		$599.4		$361.6		$53.7	$38.3
Adjusted EBITDA(c)	417.1		503.2		716.5		993.5		972.6		1,162.2		361.6		126.6	127.0
Depreciation and Amortization	109.9		134.6		200.4		251.4		536.1		611.9		85.2		102.6	123.0
Capital expenditures(d)	205.7		279.1		449.4		506.0		536.8		614.6		248.9		62.7	69.6
Ratio of earnings to fixed charges(e)	10.10	x	11.07	x	8.70	x	8.38	x	0.23	x	0.71	x	8.13	x	- (j)	- (k)

* Not presented

Twelve Months Ended
November 30, 2001

Ratio of pro forma adjusted total debt to adjusted EBITDA(c)(f)(i)	5.45x
Ratio of pro forma adjusted EBITDA to pro forma interest expense(c)(g)(i)	3.38x
Ratio of pro forma adjusted net debt to pro forma adjusted EBITDA(c)(h)	3.66x

(a)	The pro forma income statement data for the year ended August 31, 2001 and the three months ended November 30, 2001 is derived from the unaudited pro forma combined condensed financial information included in this prospectus supplement that combines Solectron’s audited consolidated statements of operations for the year ended August 31, 2001 and the unaudited three months ended November 30, 2001 with the unaudited consolidated statements of earnings of C-MAC for the twelve months ended September 30, 2001 and the three months ended September 30, 2001, respectively. The pro forma balance sheet data as of November 30, 2001 is derived from the unaudited pro forma combined condensed financial information included in this prospectus supplement that combines Solectron’s and C-MAC’s unaudited consolidated balance sheets as of November 30, 2001. The pro forma other financial data for the year ended August 31, 2001 and the three months ended November 30, 2001 is derived from audited financial data of Solectron for the year ended August 31, 2001 and the unaudited three months ended November 30, 2001 combined with the unaudited financial data of C-MAC for the twelve months ended September 30, 2001 and the three months ended September 30, 2001, respectively.

(b)	Net interest expense (income) is interest expense net of interest income.

(c)	EBITDA represents income (loss) before taxes, extraordinary loss and minority interests, plus net interest expense, depreciation and amortization. Adjusted EBITDA represents EBITDA, as adjusted to exclude non-recurring charges. Non-recurring charges consist of restructuring and acquisition costs. Some investors have found information like EBITDA and adjusted EBITDA to be useful as a measure of our ability to satisfy principal and interest obligations on our debt and to provide cash for other purposes. EBITDA and Adjusted EBITDA do not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), operating cash flows or other measures of performance prepared in accordance with generally accepted accounting principles (GAAP). Our definitions of EBITDA and adjusted EBITDA may not be comparable to those reported by other companies and do not correspond to definitions of consolidated cash flow used as a defined term in the indenture as described under the caption “Description of the Notes.”

(d)	Excludes acquisitions of businesses and asset acquisitions (other than capital expenditures).

(e)	We have computed the ratio of earnings to fixed charges by dividing earnings available for fixed charges by fixed charges. The computations include us and our consolidated subsidiaries. For these ratios, “earnings” represents (1) income (loss) before taxes and before adjustment for minority interests, plus (2) fixed charges (excluding capitalized interest), plus (3) amortization of capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, plus (2) capitalized interest, plus (3) an interest factor attributable to rentals.

(f)	Pro forma adjusted total debt reflects short-term and long-term debt after giving effect to the C-MAC combination which occurred on December 3, 2001, the issuance and sale of the notes offered hereby and the issuance of the ACES as if they had been completed on November 30, 2001. Pro forma adjusted EBITDA is calculated for the twelve months ended November 30, 2001 and gives effect to the C-MAC combination.

(g)	Pro forma interest expense reflects interest expense, including non-cash interest related to our LYONs, after giving effect to the C-MAC combination which occurred on December 3, 2001, this offering and the issuance of the ACES as if they had been completed at the beginning of the twelve months ended November 30, 2001. Pro forma adjusted EBITDA is calculated for the twelve months ended November 30, 2001 and gives effect to the C-MAC combination.

(h)	Pro forma adjusted net debt reflects total debt less cash on hand (excluding restricted cash) after giving effect to the C-MAC combination which occurred on December 3, 2001 this offering and the issuance of the ACES as if they had been completed on November 30, 2001. If we are required to pay off the obligations underlying the Funded Amount, our cash balance (including restricted cash) would be reduced by approximately $394 million (which we have already deducted in the calculation of this ratio), but our reported debt balances will not be reduced because these leases are not classified as debt on our balance sheet in accordance with GAAP, Pro Forma adjusted EBITDA has not been adjusted by the reduction of operating lease expense that would result from any payment in connection with the Funded Amount. Pro forma adjusted EBITDA is calculated for the twelve months ended November 30, 2001 and gives effect to the C-MAC combination.

(i)	Assumes that the net proceeds of the Transactions and cash on hand are used to (i) repurchase approximately $615 million of our LYONs due 2019, (ii) repay approximately $341 million of indebtedness that we assumed in connection with our combination with C-MAC, (iii) repurchase, repay or otherwise retire (allocated on a pro rata basis in proportion to accreted value at November 30, 2001) $1 billion of our outstanding short-term debt and the LYONs due 2020, and (iv) satisfy the Funded Amount of $394 million related to operating lease commitments as described in “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.” Although it is our present intention to repurchase, repay or otherwise retire this indebtedness with the net proceeds of the Transactions and cash on hand, we are not obligated to do so and may choose not to do so depending on market or other conditions, nor can we assure you that we will be able to accomplish this on acceptable terms or at all. To the extent that any net proceeds are not used to repay such indebtedness or to the extent we are able to withdraw the Funded Amount, we would use such net amounts for working capital and general corporate purposes, which might include acquisitions.

(j)	There is a deficiency of fixed charge coverage of $71.1 million.

(k)	There is a deficiency of fixed charge coverage of $108.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

       This prospectus supplement contains, in addition to historical information, forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause our actual outcomes to differ materially from the results expressed or implied by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors — This prospectus supplement, the accompanying prospectus and the registration statement of which they are a part contain or incorporate forward-looking statements which are based on current expectations, forecasts and assumptions that could cause outcomes to differ materially from those set forth herein.” You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the discussion under the caption “Risk Factors” of specific risks involved in an investment in the notes.

Results of Operations

       The electronics industry is subject to rapid technological change, product obsolescence and price competition. These and other factors affecting the electronics industry, or any of our major customers in particular, could materially harm our results of operations. See “Risk Factors” for additional factors relating to possible fluctuations of our operating results. This discussion of our results of operations is divided into two parts, the first of which addresses our results of operations for the three months ended November 30, 2001 compared to the three months ended November 30, 2000, and the second of which addresses our results of operations for the fiscal year ended August 31, 2001 compared to the fiscal year ended August 31, 2000 and the fiscal year ended August 31, 1999.

Three Months Ended November 30, 2001 Compared to Three Months Ended November 30, 2000

       The following table sets forth, for the periods indicated, certain items in the Consolidated Statements of Operations as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the Condensed Consolidated Financial Statements and Notes thereto.

	Three Months
	Ended
	November 30,

	2001	2000

Net sales	100.0%	100.0%
Cost of sales	93.6	91.5

Gross profit	6.4	8.5
Operating expenses:
Selling, general and administrative	5.2	3.3
Research and development	0.4	0.3
Restructuring and impairment costs	2.3	—

Operating income (loss)	(1.5)	4.9
Interest income	0.6	0.6
Interest expense	(1.4)	(0.6)

Income (loss) before income taxes and extraordinary loss	(2.3)	4.9
Income taxes (benefit)	(0.7)	1.6

Income (loss) before extraordinary loss	(1.6)	3.3
Extraordinary loss, net of income tax benefit	(0.1)	—

Net income (loss)	(1.7)%	3.3%

Net Sales

       We are organized in three business units including the global operations business unit, the technology solutions business unit and the global services business unit. Our core business unit, the global operations business unit, provided 90.6% of net sales for the first quarter of fiscal 2002 and 90.3% of net sales for the same period in fiscal 2001. Our technology solutions business unit contributed 4.9% and 8.6%, respectively, of net sales for the first quarter of fiscal 2002 and 2001. The global services business unit contributed 4.5% and 1.1% of net sales for the first quarter of fiscal 2002 and 2001, respectively.

       Net sales for the first quarter of fiscal 2002 were $3.2 billion, compared with $5.7 billion in the same period of fiscal 2001, a decrease of 44.7%. The decrease in sales was primarily attributable to reduction in demand from our customers worldwide, especially in the personal computer and telecommunications segments.

Global Operations Business Unit

       Net sales from our global manufacturing business unit fell to $2.9 billion for the first quarter in fiscal 2002, compared to $5.1 billion in the same period in fiscal 2001, a decrease of 44.4%. The decrease was principally due to reduction in customer demand, especially from personal computing and telecommunication customers.

       Within the Americas, there are two sub-regions, North America and Latin America. Net sales in North America decreased to $855.0 million in the first quarter of fiscal 2002, a decrease of 65.6% from the same period of fiscal 2001. The Milpitas, California, Charlotte, North Carolina, and Austin, Texas sites accounted for most of the decline. Latin America sales decreased 49.7% to $327.1 million in the first quarter of fiscal 2002. Our Guadalajara, Mexico site experienced the largest decline in Latin America. The decreases, both in North and Latin America, were primarily due to continued deterioration in general economic conditions and project transfers to low cost locations in Asia.

       In Europe, net sales decreased 51.6% in the first quarter of fiscal 2002 as compared to the same period in fiscal 2001. The decrease primarily resulted from weaker demand from our customers in Europe. A majority of the decrease occurred at our sites in France and Ostersund, Sweden.

       In Asia, net sales stayed relatively stable in the first quarter of fiscal 2002 as compared to the same period of fiscal 2001 in spite of continued weakening global demand. Sales remained steady through transfers of business from our Americas region as well as through our acquisitions of Shinei, NEL sites and two Sony manufacturing plants in Asia.

Technology Solutions Business Unit

       Net sales from our technology solutions business unit fell 68.4% to $154.5 million in the first quarter of fiscal 2002 as compared to the same period of fiscal 2001. The decrease in net sales primarily resulted from lower customer demand and decreasing average selling prices of memory components.

Global Services Business Unit

       Net sales from our global services business unit increased to $141.8 million in the first quarter of fiscal 2002 from $62.9 million in the same period of fiscal 2001. The increase of 125.4% is due to higher demand for the after-sales service support provided by this business unit and the recent acquisition of Stream International.

International Sales

       Net sales from our international sites, as a percentage of total consolidated net sales, grew to 64.6% in the first quarter of fiscal 2002 compared to 45.1% in the same period of fiscal 2001. The increase was primarily due to project transfers from sites in the United States to Asian sites. Our international operations are subject to various risks of doing business abroad. See “Risk Factors” for additional factors relating to possible fluctuations of our international operating results. While these dynamic factors have not materially harmed our results of operations, we cannot ensure that there will not be such an impact in the future.

Major Customers

       The following table details major customers and the percentage of net sales attributed to them.

	Three Months
	Ended
	November 30,

	2001	2000

Ericsson	*	14.8%
Cisco	11.1%	12.7%
Nortel	13.7%	12.3%

*	Less than 10% of net sales

       Our top 10 customers accounted for approximately 69.6% and 77.8%, respectively, of consolidated net sales in the first quarters of fiscal 2002 and 2001. We depend on continued revenues from Ericsson, Cisco and Nortel as well as our other top 10 customers. We cannot guarantee that these or any other customers will not increase or decrease as a percentage of consolidated net sales either individually or as a group. Consequently, any material decrease in sales to these or other customers could materially harm our results of operations.

       We believe that our ability to grow depends on increasing sales to existing customers for their current and future products and on successfully attracting new customers. Customer contracts can be canceled and volume levels can be changed or delayed. The timely replacement of delayed, canceled or reduced orders with new business cannot be assured. In addition, we cannot ensure that any of our current customers will continue to utilize our services. Because of these factors, we cannot ensure that our historical revenue growth rate will continue.

Gross Profit

       The gross margin decreased to 6.4% for the first quarter of fiscal 2002, compared with 8.5% for the same period of fiscal 2001. Our gross margin was affected by inefficiencies associated with reduced workload and restructuring activities. We continue to shift capacity to low-cost locations and programs are being transferred at an accelerated pace. Those transfer costs are accounted for as operational costs versus restructuring costs and consequently, they affected our margins. We have begun seeing the benefits of the restructuring activities on our margins. Gross margins improved from 5.8% in the fourth quarter of fiscal 2001 to 6.4% for first quarter fiscal 2002.

       For our global operations business unit, we anticipate a larger percentage of our sales may be derived from systems-build projects that generally yield lower profit margins than PCB assembly. We expect most of our technology solutions sales may continue to be derived from turn-key projects, which typically yield lower profit margins than consignment projects. In addition, factors affecting technology solutions profit margins include the sales mix of specialty memory modules, standard memory modules, communication card products and embedded computer modules, as well as changes in average memory densities used in memory products.

       In the foreseeable future, our overall gross margin will depend on several factors, including but not limited to, product mix, production efficiencies, utilization of manufacturing capacity, start-up and integration costs of new and acquired businesses, percentage of sales derived from systems-build and turn-key projects, pricing within the electronics industry, component costs and delivery linearity, and the cost structure at individual sites. Over time, gross margins at the individual sites and for us as a whole may continue to fluctuate.

       In past years, we have experienced component shortages. While component availability fluctuates from time to time and is subject to lead-time and other constraints, this could possibly have a negative impact on our sales and gross margins for the foreseeable future. Therefore, we cannot assure you that our gross margin will not fluctuate or decrease in future periods.

Selling, General and Administrative Expenses

       In absolute dollars, selling, general and administrative (SG&A) expenses decreased 13.7% for the first quarter of fiscal 2002 over the same period of fiscal 2001. As a percentage of net sales, SG&A expenses were 5.2% and 3.3%, respectively, for the first quarter in fiscal 2002 and 2001. The decrease in absolute dollars for the first quarter of fiscal 2002 primarily resulted from a reduction in our overall headcount due to restructuring. The increase as a percentage of net sales resulted from a decrease in net sales as a major portion of these expenses are fixed. SG&A expenses may increase in terms of absolute dollars in the future, as we continue to invest in infrastructure necessary to support our current and prospective business.

Research and Development Expenses

       With the exception of our technology solutions unit, our research and development (R&D) activities have been primarily developing prototype and engineering design capabilities, developing common tools for electrical, mechanical design, standardizing a single functional test platform, developing methods for handling, processing and re-flow of high I/ O ball grid array, high reliability environmental stress technology and the implementation of environmentally friendly assembly processes such as lead free and no-clean. Technology solutions’ R&D efforts are concentrated on new product development and improvement of product designs through improvements in functionality and the use of microprocessors in embedded applications.

       In absolute dollars, R&D expenses decreased 30.6% in the first quarter of fiscal 2002 over the same period of fiscal 2001. As a percentage of net sales, R&D expenses were 0.4% and 0.3%, respectively, for the first quarter in fiscal 2002 and fiscal 2001. The decrease in absolute dollars in R&D expenses in the first quarter of fiscal 2002 was primarily due to efforts to keep costs under control. The closure of our Force – Westborough, Massachusetts site also contributed to the reduction.

Net Interest Income (Expense)

       Net interest expense was $22.8 million for the first quarter of fiscal 2002 compared to net interest income of $3.9 million in the same period of fiscal 2001. The increase in net interest expense in the first quarter of fiscal 2002 primarily resulted from our 3.25% yield zero-coupon convertible senior notes and a decrease in interest income earned on undeployed cash and investments due to lower average interest rates. We incurred minimal interest expense from the 3.25% yield zero-coupon convertible senior notes in the first quarter of fiscal year 2001 as these notes were issued only 11 days before the quarter end.

Income Taxes

       For the first quarter of fiscal 2002, we recorded an income tax benefit of $20.8 million on a pretax net loss of $71.3 million. We incurred income tax expense of $89.7 million in the same period of fiscal 2001. The difference was primarily due to our loss before income taxes for the quarter. In general, the effective income tax rate is largely a function of the balance between income from domestic and international operations. Our international operations, taken as a whole, have been taxed at a lower rate than those in the United States primarily due to a tax holiday granted to several of our overseas sites in Malaysia, Singapore, and China. The Malaysian tax holiday is effective through July

2011, subject to some conditions, including certain levels of research and development expenditures. In addition, we also have has also been granted a tax holiday for certain operations in Singapore, which is effective through March 2011. We also have been granted various tax holidays in China, which are effective for various terms and are subject to some conditions.

Fiscal Year Ended August 31, 2001 Compared to Fiscal Year Ended August 31, 2000 and Fiscal Year Ended August 31, 1999

       The following table summarizes certain items in the Consolidated Statements of Operations as a percentage of net sales. The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto.

	Years Ended August 31,

	2001	2000	1999

Net sales	100.0%	100.0%	100.0%
Cost of sales	92.0	91.0	90.3

Gross profit	8.0	9.0	9.7
Operating expenses:
Selling, general and administrative	4.4	3.3	3.9
Research and development	0.4	0.4	0.4
Goodwill amortization expense	0.7	—	—
Acquisition costs	0.2	0.2	—
Restructuring and impairment costs	2.8	0.1	—

Operating income (loss)	(0.5)	5.0	5.4
Net interest income (expense)	(0.3)	0.2	—

Income (loss) before income taxes	(0.8)	5.2	5.4
Income taxes (benefit)	(0.2)	1.7	1.7

Net income (loss)	(0.6)%	3.5%	3.7%

Net Sales

       Our net sales increased in each of our past fiscal years, reflecting the growing trend toward outsourcing within the electronics industry. For the year ended August 31, 2001, net sales grew to $18.7 billion, an increase of 32.2% over fiscal 2000. Net sales of $14.1 billion in fiscal 2000 were 46.2% greater than fiscal 1999. The sales growth in fiscal 2001 compared with fiscal 2000 was primarily attributable to increased demand from our personal computer, notebook and consumer automotive business sectors in the first half of fiscal 2001, and our acquisitions during fiscal 2001. The sales growth in fiscal 2000 over fiscal 1999 was primarily due to new program ramp-ups, strong demand from our customers worldwide and acquisitions made during fiscal 2000.

       The global manufacturing operations unit provided 91.9%, 87.8%, and 87.5% of net sales, respectively, for fiscal 2001, 2000 and 1999. Our technology solutions business unit contributed 6.4%, 10.5% and 11.7% of net sales, respectively, for fiscal 2001, 2000 and 1999. Our global services business unit contributed 1.7%, 1.7% and 0.8% of net sales, respectively, in fiscal 2001, 2000 and 1999.

Global Operations Business Unit

       Fiscal year 2001 net sales grew to $17.2 billion, an increase of 38.4% over fiscal year 2000. This increase was due to higher demand growth from our customers during the first half of fiscal 2001 and the acquisitions of NEL and Shinei as well as two Sony manufacturing plants during fiscal year 2001. Fiscal year 2000 net sales grew to $12.4 billion, an increase of 46.8% over fiscal 1999. The increase was primarily due to strong demand growth from our customers and to acquisitions, including

Alcatel’s telecommunications manufacturing business in Liverpool, Australia, by our subsidiary Bluegum; IBM ECAT in Austin, Texas; Trimble of California; IBM’s Netfinity server operations in Greenock, Scotland; Ericsson’s telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden; and Zhone Technologies of California; as well as our acquisition of Alcatel’s manufacturing business in Aguadilla, Puerto Rico.

       Within the Americas, net sales increased to $9.7 billion, a 16% increase in fiscal 2001 over 2000. The Milpitas site in California, Guadalajara site in Mexico and Austin site in Texas were the largest contributors to the sales increase. The increase in fiscal 2001 compared to fiscal 2000 was primarily due to higher demand from our customers in the first half of fiscal 2001 and to our acquisition of Nortel sites in North Carolina, Mexico and Canada, partially offset by the decrease in customer demand in the second half of fiscal 2001. The increase in fiscal 2000 versus 1999 was primarily due to new programs from our customers and sales growth in the Americas. Sales continued to grow in the Milpitas site despite our strategic transfer of personal computer PCB programs and computer peripherals systems assembly programs to Mexico and networking business to Penang, Malaysia.

       In Europe, net sales increased to $3.3 billion, a 67.3% increase in fiscal 2001 over fiscal 2000. The increase in net sales was principally due to higher demand in the first half of fiscal 2001 and acquisition of Ericsson’s manufacturing assets in Ostersund, Sweden during the third quarter of fiscal 2000. Our France and Ostersund sites were the largest contributors to the sales increase in the region. Net sales stayed relatively flat in fiscal 2000 versus fiscal 1999.

       In Asia/ Pacific, net sales grew to $4.3 billion, an 89.1% increase in fiscal 2001 over fiscal 2000. The increase over the prior year was primarily due to demand growth from our customers in the first half of fiscal 2001 and acquisitions during fiscal 2001, as well as the transfer of networking business from our Milpitas site to our Penang site in Malaysia. Our Penang site and Suzhou site as well as former NEL and Shinei sites from our acquisitions during fiscal 2001 were the major contributors to the increase. Net sales growth in fiscal 2000 was primarily due to demand growth in mobile phone, networking and personal computer projects. In particular, sales growth in the Penang site was attributable to the growth of networking business. In addition, our subsidiary Bluegum’s acquisition of Alcatel’s telecommunications manufacturing operations in Liverpool, Australia, also contributed to our sales increase in the region.

Technology Solutions Business Unit

       Net sales for fiscal years 2001, 2000 and 1999 for this business unit were $1.2 billion, $1.5 billion and $1.1 billion, respectively. The decrease in fiscal 2001 of 19.2% from fiscal 2000 was principally due to decrease in demand and declines in average selling prices of memory components partially offset by the acquisition of Centennial. The increase in fiscal 2000 of 31.5% over fiscal 1999 resulted from an overall increase in standard memory products incorporated with average memory densities, as well as an increase in embedded computer modules and communications card products.

Global Services Business Unit

       Net sales for this business unit were $309.6 million, $232.5 million and $78.5 million in fiscal years 2001, 2000 and 1999, respectively. Net sales increased 33.2% in fiscal 2001 compared to fiscal 2000. The increase in net sales in fiscal 2001 was primarily due to stronger customer demand, acquisitions of Nortel assets and Bluegum Group during fiscal 2000, and acquisitions of IBM Netherlands service facilities as well as MCC-Sequel during fiscal 2001. The increase in fiscal 2000 was due to higher customer demand and the acquisition of AMERICOM.

International Sites

       Net sales from our international sites as a percentage of consolidated net sale have grown over the last three fiscal years. International locations contributed 51% of consolidated net sales in fiscal

2001 compared with 41% in fiscal 2000 and 33% in fiscal 1999. See “Risk Factors — Our non-U.S. locations represent a significant and growing portion of our net sales; we are increasingly exposed to risks associated with operating internationally.”

Major Customers

       Only four major customers accounted for more than 10% of our net sales in fiscal 2001, 2000 and 1999, as summarized in the following table.

	Years Ended August 31,

	2001	2000	1999

Cisco	11.5%	12.0%	11.1%
Compaq	—	—	11.8%
Ericsson	13.7%	13.0%	—
Nortel	11.9%	—	—

       Our top ten customers accounted for 70% of net sales in fiscal 2001, 72% of net sales in fiscal 2000 and 74% of net sales in fiscal 1999. We depend on continued revenues from Ericsson, Compaq, Cisco, Nortel and our other top ten customers.

Gross Profit

       Our gross margin percentages were 8.0%, 9.0% and 9.7% respectively, for fiscal 2001, 2000 and 1999. The decrease in gross margin in fiscal 2001 compared to fiscal 2000 was primarily due to under-absorbed fixed costs that could not be taken out immediately in response to the decline in our customers’ end market demand. In the second quarter of fiscal 2001, we began to experience manufacturing inefficiencies due to higher-than-normal costs associated with the additional manpower required in the materials management area and under-utilization of capacity which occurred later in the second quarter. Our gross margin was also affected by inefficiencies associated with restructuring. We are shifting capacity to low-cost locations, and programs are being transferred at an accelerated pace. Those transfer costs are accounted for as operational costs versus restructuring costs, consequently they affected our margins. The decrease in fiscal 2000 over fiscal 1999 was attributed primarily to sales derived from lower margin mobile telecommunication equipment, manufacturing inefficiencies due to non-linearity of material receipts, a high level of business development activities and new site integration support expenditures, as well as capacity ramp-up for future demand growth. Our start-up operations also contributed to the decrease. In addition, the amortization of intellectual property resulting from certain acquisitions reduced gross margins.

Selling, General and Administrative Expenses

       In absolute dollars, our selling, general and administrative (SG&A) expenses increased 77.2% in fiscal 2001 compared to fiscal 2000, and 23.1% in fiscal 2000 over fiscal 1999. As a percentage of net sales, SG&A expenses were 4.4% in fiscal 2001, 3.3% in fiscal 2000 and 3.9% in fiscal 1999. The increases in absolute dollars and as a percentage of net sales in fiscal 2001 compared to fiscal 2000 were due to higher human resource costs, information systems cost, and higher SG&A resulting from our acquisitions of NEL, Centennial, MCC-Sequel, Shinei and two Sony manufacturing facilities. The increase in absolute dollars in fiscal 2000 compared to 1999 was caused by an increase in our head count and information systems costs to support our sales growth and increased costs of acquisition related activities. The primary reasons for the decrease in fiscal 2000 over 1999 in SG&A expenses as a percentage of net sales were the significant increase in sales volume and our continued effort to manage operating expenses, partially offset by the costs associated with investments in our business infrastructure, information systems and start-up costs for new sites.

Research and Development Expenses

       In absolute dollars, R&D expenses increased 15.0% in fiscal 2001 compared to fiscal 2000 and 50.1% in fiscal 2000 over fiscal 1999. As a percentage of net sales, R&D expense was 0.4% of net sales for fiscal 2001, 2000 and 1999. The increases in absolute dollars in R&D expenses in fiscal 2001 and 2000, were primarily due to our increased R&D effort in SMART and Force and new R&D projects initiated at our various sites.

Goodwill Amortization Expense

       The goodwill amortization expense of $139.9 million in fiscal 2001 primarily resulted from the NEL acquisition. During the second quarter of fiscal 2001, we purchased all of the outstanding issued share capital and convertible bonds of NEL for approximately $2.3 billion and $122.4 million, respectively. The NEL acquisition was accounted for under the purchase accounting method and, as a result, we recorded approximately $1.97 billion of goodwill. Goodwill is amortized in equal annual amounts over a ten-year period.

Acquisition Costs

       During fiscal 2001, we recorded $29.7 million in acquisition and integration costs, which were primarily related to the NEL acquisition. A charge for acquisition costs of $26.8 million was incurred in fiscal 2000 as a result of the acquisitions of SMART, AMERICOM and Bluegum during fiscal 2000. Our acquisition costs consist of investment banker fees, legal fees, accounting fees, registration fees and other direct costs.

Restructuring and Impairment Costs

       The 2001 fiscal year restructuring and impairment charge was taken in connection with our plan to review our operations in light of the economic downturn that occurred in 2000 and 2001 and our plan to undertake several measures to restructure the company. The measures, which included reducing the workforce, consolidating certain facilities and changing the strategic focus of a number of sites, were largely intended to align our capacity and infrastructure to anticipated customer demand as well as rationalize our footprint worldwide.

       During fiscal 2001 and primarily in the third and fourth quarters, total restructuring and impairment costs of $517.3 million were charged against earnings. These restructuring and impairment charges included employee severance and benefit costs of approximately $70.0 million, costs related to facilities that will be abandoned and subleased of approximately $56.4 million, costs related to equipment that will be abandoned of approximately $117.5 million, impairment of equipment of approximately $188.2 million, impairment of facilities of approximately $37.7 million, impairment of goodwill, intangible and other assets related to closed facilities of approximately $42.2 million and other exit costs of approximately $5.3 million.

       The employee severance and benefit costs related to the elimination of approximately 11,800 positions worldwide. Approximately 67% of the positions eliminated were in the Americas region, 23% were in Europe and 10% were in Asia/ Pacific. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. For facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell, with fair value based on estimates of existing market prices for similar assets. As of August 31, 2001, all 11,800 employees had left Solectron under this plan.

       We recorded restructuring costs of approximately $11.1 million in fiscal 2000 primarily related to the consolidations of certain facilities acquired in the SMART and Sequel mergers. Approximately $4.4 million related to lease exit costs, $3.4 million related to asset write-offs and other incidental costs, $1.2 million related to severance costs and $2.1 million related to other costs.

Net Interest Income (Expense)

       Net interest expense was $59.1 million in fiscal 2001 compared to net interest income of $35.3 million in fiscal 2000, and compared to net interest expense of $1.6 million in fiscal 1999. The net interest expense in fiscal 2001 primarily resulted from our 4.0% yield zero-coupon convertible senior notes, 2.75% and 3.25% yield zero-coupon convertible senior notes and 7.38% senior notes, partially offset by interest income earned on deployed cash and investments. The net interest income in fiscal 2000 was attributed primarily to interest income earned on cash and investments from the proceeds of the 2.75% zero-coupon convertible senior notes which were issued in May 2000, offset partially with interest expense on the 4% and 2.75% yield zero-coupon convertible senior notes as well as on the 7.38% senior notes. The net interest expense in fiscal 1999 was related to interest expenses from the 4% yield zero coupon convertible senior notes and the 6% convertible subordinated notes.

Income Taxes

       We reported income tax benefit of $34.2 million in fiscal 2001 arising from the loss incurred in the period. Income tax expense was $238.8 million in fiscal 2000 and $164.2 million in fiscal 1999. Our effective income tax benefit rate was 21.7% in fiscal 2001. Our effective income tax expense rate was 32.3% in fiscal 2000 and 31.9% in fiscal 1999. Our benefit rate was lower than our expense rate in prior years because we did not recognize some of the income tax benefits for which future realization is uncertain.

Liquidity and Capital Resources

       Net working capital was $4.9 billion on November 30, 2001, compared to $6.0 billion at the end of fiscal 2001. The decrease reflected our continued efforts to reduce inventory and the average days outstanding of our accounts receivable.

       Accounts receivable decreased $429.8 million during the first quarter of fiscal 2002 from the 2001 fiscal year end. The decrease in accounts receivable is primarily due to our revenue decrease during the first quarter of fiscal 2002. Inventories decreased $458.4 million during the first quarter of fiscal 2002. The inventory decrease was primarily due to the sale of excess inventory to customers.

       We had approximately $185 million and $597 million, respectively, in committed and uncommitted foreign lines of credit and other bank facilities as of November 30, 2001. Borrowings were payable on demand. The interest rates ranged from the bank’s prime lending rate to the bank’s prime rate plus 2.0%. As of November 30, 2001, borrowings and guaranteed amounts under committed and uncommitted foreign lines of credit were $140 million and $223 million, respectively. The weighted-average interest rate was 3.5% for committed and 4.2% for uncommitted foreign lines of credit.

       Due to defaults which may be triggered by the Transactions, we may be required to repay up to approximately $394 million of certain of our operating leases if we do not reach satisfactory final accommodation with respect to such leases, and we will repay our $341 million C-MAC credit facility on or prior to the closing of this transaction. We intend to repay these amounts, to the extent required, from cash on hand and from the proceeds of the offering of these notes. These statements are forward-looking statements and actual results could vary. See “Risk Factors — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations.”

       We have purchased in the past and intend to continue to purchase in the future our LYONs on an opportunistic and unsolicited basis. In addition, our cash and liquidity could be adversely affected if we require substantial amounts of cash in connection with our obligations to purchase our LYONs as they become due. Instead of repurchasing the LYONs with cash, we may elect to offer holders our common stock or combination of our cash and common stock. On January 28, 2002, holders of our 4% LYONs due 2019 had the option to require us to repurchase their notes in the amount of $510.03 per $1,000 principal amount at maturity for a total of up to approximately $615 million as of November 30, 2001. As of January 28, 2002, following our repurchase of these LYONs for cash, approximately $2 million of accreted value of these LYONs remained outstanding. Based on the aggregate amount outstanding on November 30, 2001, on May 8, 2003, holders of our 2.75% LYONs due 2020 will have the option to require us to repurchase their notes in an amount of $628.57 per $1,000 principal amount at maturity for a total up to approximately $2.5 billion. Based on the aggregate amount outstanding on November 30, 2001, on May 20, 2004, holders of our 3.25% LYONs due 2020 will have the option to require us to repurchase their notes in an amount of $587.46 per $1,000 principal amount at maturity for a total of approximately $1.7 billion. See “Risk Factors — We have significant debt leverage and debt service obligations; if we are unable to service these debt obligations, our business, operating results and financial condition could be materially adversely impacted.”

       In December 2001 we completed our public offering of an aggregate $1.1 billion, or 44 million units, of our 7.25% Adjustable Conversion-Rate Equity Security Units (or ACES). Substantially concurrent with and contingent upon the closing of this offering of notes and certain other conditions, we expect to enter into the proposed new senior secured revolving credit facilities with a maximum borrowing capacity of $500 million. For more information concerning the effect of our recent issuance of ACES, this offering of notes and our proposed new secured credit facilities on our liquidity and capital resources, see “Description of Other Indebtedness” and “The Transactions.”

       We intend to pursue acquisitions of companies or strategic assets from time to time in accordance with our acquisition strategy. These acquisitions may be for cash, capital stock or a combination of cash and capital stock and may include the incurrence or assumption of indebtedness. The use of cash and the increased interest expense which may be associated with these acquisitions may adversely affect our liquidity in future periods.

       We believe that our current cash and cash equivalents, short-term investments, line of credit and cash generated from operations will satisfy our expected working capital, capital expenditure, investment and debt service requirements through at least the next 12 months.

Recent Accounting Pronouncements

       In July 2001, the Financial Accounting Standard Board (FASB) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized prior to adoption of SFAS No. 142.

       In accordance with SFAS No. 141, we are accounting for all business combinations initiated or completed after June 30, 2001 using the purchase method of accounting. We adopted the remaining provisions of SFAS No. 141 and SFAS No. 142 effective September 1, 2001.

       SFAS No. 141 requires, upon adoption of SFAS No. 142, that we evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, we reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations, and no significant changes were deemed necessary. We were also required to test the intangible assets for impairment in accordance with the provisions of SFAS No. 142 during the first quarter of fiscal 2002. No impairment loss as of the date of adoption was deemed necessary.

       In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The standard allows up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle in our statement of operations.

       The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, in August 2001, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, in October 2001. SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS No. 144 services to clarify and further define the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We expect to adopt both effective September 1, 2002. The effect of the adopting these statements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

BUSINESS

Overview

       We provide electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, mobile and mobile and wireless telecommunications equipment, computing equipment, including workstations, notebooks, desktops and peripherals, and other electronics equipment and products. These OEMs include Cisco Systems, Inc. (Cisco), Compaq Computer Corporation (Compaq), Ericsson Telecom AB (Ericsson), Hewlett-Packard Company (HP), International Business Machines Corporation (IBM), Nortel Networks Limited (Nortel) and Apple Computer Inc. (Apple). These companies contract with us to build their products or to obtain other related supply-chain services, such as design, testing, systems integration and after-sales repair and support or to obtain other related services from us.

       We furnish integrated supply-chain solutions that span the entire product life-cycle from technology solutions, to global manufacturing, to global services. Our range of services includes:

•	advanced building block design solutions;

•	product design and manufacturing;

•	new product introduction management;

•	prototyping;

•	materials purchasing and management;

•	printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment);

•	system assembly (for example, building complete systems such as high-end routers and servers, and testing them to ensure functionality);

•	distribution and installation;

•	product repair; and

•	warranty services.

       Providing these services to our customers allows them to remain competitive by focusing on their core competencies of sales, marketing, and research and development. We have manufacturing facilities in the Asia/ Pacific, Americas and Europe. This geographic presence gives our customers access to manufacturing services in the locations close to their markets for faster product delivery.

       We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware.

Competitive Strengths

      Market Leadership

       Our strength in the EMS market is demonstrated by our customer base and our market leadership. We enjoy long-standing relationships with customers such as Apple Computer, Brocade, Cisco Systems, Compaq, Ericsson, Hewlett-Packard, IBM, Nortel Networks, Sony and Sun Microsystems. According to IDC, Solectron is a leader in the EMS industry in sales and was believed to have had an approximate 18% market share for 2001.

      Strong Balance Sheet

       We are pursuing a plan intended to achieve investment-grade credit ratings for our unsubordinated, unsecured indebtedness by improving our operations and pursuing a prudent financing strategy. We plan to use cash on hand, the net proceeds of this offering and the net proceeds from our offering of $1.1 billion of 7.25% Adjustable Conversion-Rate Equity Security Units

(“ACES”), which occurred after November 30, 2001, to repay existing indebtedness and other commitments. In addition, we have received commitments, subject to certain conditions, including those described in “Description of Other Indebtedness — Proposed New Secured Credit Facilities”, for an aggregate of $500 million of new secured credit facilities to allow additional financial flexibility. As of November 30, 2001, we had $2.9 billion of cash, cash equivalents and short-term investments.

      Reduced Cost Structure and Improved Working Capital Management

       In response to recent economic conditions and end-market demand, beginning in early 2001 we embarked on a series of aggressive restructuring initiatives. We expect these initiatives will be completed by the end of fiscal 2002 and following completion are expected to reduce our annual costs, including non-cash items, by approximately $1 billion, partially mitigating our lower revenue generation. We believe these initiatives will allow us to emerge from the current downturn with a sustainable long-term cost structure to support improved operating efficiency and margins. Restructuring efforts completed to date include eliminating approximately 490 production lines, reducing our headcount by approximately 25,000, and closing or consolidating 17 sites and re-missioning five sites. In the process, we have transferred some operations to lower-cost locations for improved efficiency, disposed of less-useful equipment resulting in more efficient manufacturing lines, and closed facilities that had marginal long-term viability, transferring operations from those locations to other locations better equipped for long-term success due to lower costs.

       While we are in the process of restructuring our business for the current economic environment, we believe we have an appropriate level of capacity to ramp up operations quickly should demand return to historical levels. In addition, we have improved our working capital management capabilities through a number of initiatives. For example, we have reduced our inventory over the last three quarters by $2.1 billion. We believe we have the ability to generate additional cash in the future by further improving our inventory and improving our receivables management, although there is no assurance we will be able to achieve this.

      Promising New Customers and Ability to Penetrate Existing Customer Base

       We plan to increase our market share by winning new customers and more deeply penetrating existing customer accounts with expanded capabilities that we have developed to meet growing OEM needs. We believe recent customer bidding wins represent potential additional revenue of approximately $4 billion, although realization of such revenue is dependent on the expected production ramp of our customers, which is subject to realization of expected end-user demand for our customers’ products. Our existing customer base is complemented by promising new customer wins. Our opportunities to generate additional business from current customers include providing after-sales services and complete supply-chain management. Examples of such existing customers include Ciena, Cisco, Compaq and Sun Microsystems.

      Extensive Geographic and Product Scope

       Very large OEMs generally market a broad array of products into a multinational marketplace which often requires complex manufacturing and supply processes. We believe that our extensive geographic reach and product scope allow us to serve our largest targeted OEMs more effectively than do our competitors. We currently have facilities worldwide, in the Asia/Pacific region (including Japan and China), North and South America and Europe. We provide our customers with a comprehensive offering of supply-chain solutions. Customers can turn to us at any stage of the design, manufacturing or after-sales service support process, worldwide, and obtain high quality, flexible solutions to optimize their existing supply-chains. Our objective is to streamline the supply-chain to help our customers attain a faster time-to-market for their products with lower total costs, while enabling them to allocate their resources more efficiently. Our broad range of services includes:

•	advanced building block design solutions;

•	product design and manufacturing;

•	new product introduction;

•	prototyping;

•	materials purchasing and management;

•	printed circuit board assembly;

•	system assembly and testing;

•	distribution and installation; and

•	product repair, technical support, returns processing and warranty services.

      Experienced Management Team

       We have assembled a management team with superior vision and experience. All sixteen executive team members contribute to managing our growth and strategic direction. Management has transformed us from a regional provider of assembly services to a global leader providing our customers with integrated supply-chain solutions that span the entire product life cycle. Collectively, our team of executives brings significant high-technology experience and leadership to a company driven to deliver the highest quality services to its global customers.

Industry Overview

       Industry sources forecast that the EMS industry will grow rapidly. IDC forecasts that the EMS industry will experience a compound annual growth rate of approximately 20% annually from 2001 through 2005, with industry revenue projected at $186 billion by 2005. Additionally, Technology Forecasters, Inc. forecasts EMS industry growth of approximately 29% annually from 2001 through 2005, with industry revenue projected at $288 billion by 2005.

       We are well recognized for our printed circuit board (PCB) assembly business. We continue to lead in this industry and have grown into a global supply-chain facilitator, expanding our capabilities across the entire product cycle to include: product design, pre-production planning, New Product Introduction (NPI) management, manufacturing, distribution, and end-of-life product service and support. We are benefiting from increased worldwide market acceptance of, and reliance upon, the use of outsourcing manufacturing services by many electronics OEMs.

       Many OEMs in the electronics and other industries outsource manufacturing and related supply-chain services as part of their business strategies. Outsourcing allows OEMs to take advantage of the supply-chain expertise of EMS providers, thereby enabling OEMs to concentrate on their core competencies. Specifically, OEMs use contract manufacturers to enable the following:

       Faster Time to Market. Due to intense competitive pressures in the electronics industry, OEMs are facing increasingly shorter product life-cycles and therefore have a growing need to reduce the time required to bring a product to market. OEMs can reduce the time to market by using our manufacturing expertise and infrastructure. OEMs can further reduce the time to market by partnering with us at the stages of product design and product improvement to expedite the transition into large volume production in our manufacturing centers.

       Reduced Investment. As electronic products have become more technologically advanced and are shipped in greater unit volumes, the necessary investment required for internal product design, manufacturing, and end-of-life support services by OEMs has increased significantly for working capital, capital equipment, labor, systems and infrastructure. Solectron, a global supply-chain facilitator, enables OEMs to gain access to our worldwide advanced technology facilities including NPI centers, manufacturing and depot repair facilities. As a result, OEMs can substantially reduce their overall resource requirements.

       Focus Resources. The electronics industry is experiencing greater levels of competition and more rapid technological change. Many OEMs increasingly are seeking to focus their resources on activities and technologies that add the greatest value. By offering comprehensive electronics assembly and related manufacturing services, as well as lower total costs of manufacturing and supply chain management, we allow OEMs to focus on their own core competencies such as next-generation product development, sales and marketing.

       Access to Leading Manufacturing Technology. Electronic products and electronics manufacturing technology have become increasingly sophisticated and complex, making it difficult for OEMs to maintain the necessary technological expertise to manufacture products internally. OEMs are motivated to work with us to gain access to our expertise in interconnect, test and process technologies.

       Improved Inventory Management and Purchasing Power. Electronics industry OEMs are faced with increasing difficulties in planning, procuring and managing their inventories efficiently due to frequent design changes, short product life-cycles, large investments in electronic components, component price fluctuations and the need to achieve economies of scale in materials procurement. OEMs can reduce production costs by using our volume procurement capabilities. In addition, our expertise in inventory management can provide better control over inventory levels and increase the OEMs’ return on assets.

       Access to Worldwide Manufacturing Capabilities. OEMs are increasing their international activities in an effort to lower costs and access foreign markets. With our worldwide capabilities, we offer OEMs a variety of manufacturing location options to better address their objectives, including cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time-consuming customs clearances.

Strategy

       Our strategy is to offer our customers significant competitive advantages through electronics outsourcing. We aim to differentiate ourselves from our competitors by providing a superior level of quality, service and value. Additionally, we strive to provide comprehensive, value-added services, including solutions, better than those offered by our competitors. As a result, we create a compelling outsourcing solution that can be used by our customers in whole or in part. To achieve this goal, we emphasize the following key elements.

      Capitalize on Industry Growth Trends

       We are benefiting from increased worldwide market acceptance of, and reliance upon, the use of outsourced manufacturing services and supply-chain management services by many electronics OEMs. While we are recognized for our printed circuit board assembly business, we have strategically extended our capabilities and competencies to cover the entire range of supply-chain needs, including product design and modular solutions, pre-production planning, new product introduction management, manufacturing, systems assembly test and installation, product distribution, and after-sales product service and support.

      Uncompromising Quality

       We believe product quality is a defining factor in the electronics manufacturing market. We strive continuously to improve our processes and have adopted a number of quality improvement and measurement techniques to monitor our performance. We have received many service and quality awards, including the Malcolm Baldrige National Quality Award in 1991 and again in 1997. All of our manufacturing facilities are certified under ISO-9000 international quality standards for design, manufacturing and distribution management systems.

      Strategic Relationships

       An important element of our strategy is to establish long-term strategic relationships with major and emerging OEM leaders in diverse electronics industry segments, such as networking, telecommunications, workstations, personal computers, computer peripherals, instrumentation, semiconductor equipment and transportation. We focus our efforts on customers with high potential for long-term business relationships. Our goal is to strengthen these relationships by delivering a total supply-chain solution across the entire product life-cycle, from design to full product manufacturing and distribution to after-sales services such as product repair and support.

      Turn-key Capabilities

       Another element of our strategy is to provide a complete range of manufacturing management and value-added services, including materials management, board design, concurrent engineering, assembly of complex printed circuit boards and other electronic assemblies, test engineering, software manufacturing, accessory packaging and after-sales services. We believe that as manufacturing technologies become more complex and as product life cycles shorten, OEMs will increasingly contract for supply-chain services on a turn-key basis as they seek to reduce product time-to-market, overall costs and capital assets.

      Advanced Manufacturing Process Technology

       We intend to continue to offer customers advanced manufacturing process technologies, including design and new product introduction expertise. Our involvement during the early design stage helps to reduce time-to-market and enable a fast ramp to volume manufacturing. We have developed common tools for industrial, electrical, mechanical and manufacturing applications design to shorten the design cycle and maintain cost effectiveness. Our key initiatives in the test area include standardizing on a single functional test platform for the majority of the printed circuit assemblies we produce, and enhancing test capability.

      Diverse Geographic Operations

       We seek to establish production facilities in areas of high customer density and where we can generate manufacturing efficiencies and lower unit costs. During the last year we undertook a restructuring of our global operations to optimize our mix of facilities and capabilities around the world. We have operations throughout the Asia/ Pacific region, the Americas and Europe. We believe our facilities in these regions enable us better to address our customers’ requirements, such as cost containment, compliance with local content regulations, and the elimination of expensive freight costs, tariffs and time-consuming customs clearances and shortened product time-to-market.

Global Manufacturing Capability

       To achieve excellence in manufacturing, we combine advanced manufacturing technology, such as computer-aided manufacturing and testing, with manufacturing techniques including just-in-time manufacturing, total quality management, statistical process control and continuous flow manufacturing. Just-in-time manufacturing is a production technique to minimize work-in-process inventory and manufacturing cycle time while enabling us to deliver products to customers in the quantities and time frame required. Total quality management is a management philosophy that seeks to impart high levels of quality in every operation of ours and is accomplished by setting quality objectives for every operation, tracking performance against those objectives, identifying work flow and policy changes required to achieve higher quality levels and a commitment by executive management to support changes required to deliver higher quality. Statistical process control is a set of analytical and problem-solving techniques based on statistics and process capability measurements through which we track process inputs and resulting quality and determine whether a process is operating within specified limits. The goal is to reduce variability in the process, as well as to eliminate deviations that contribute to quality below the acceptable range of each process performance standard.

       In order to successfully implement these management techniques, we have developed the ability to collect and utilize large amounts of data in a timely manner. We believe this ability is critical to a successful assembly operation and represents a significant competitive factor, especially in large turn-key projects. To manage this data, we use sophisticated computer systems for material resource planning, shop floor control, work-in-process tracking and statistical process control.

       To offer our customers the significant competitive advantage of electronics outsourcing, we have production facilities in areas of high customer density or where manufacturing efficiencies and reduced unit costs can be achieved. In fiscal 2001, approximately 51% of our sales were from operations outside of the United States.

      North America

       Our headquarters and one of our largest manufacturing operations are located in Silicon Valley, principally in Milpitas, California, in the midst of one of the largest concentrations of OEM electronics manufacturers. Our subsidiary, SMART Modular Technologies, Inc. (SMART), located in Fremont, California designs and manufactures memory modules and memory cards, embedded computers and I/ O products. Our manufacturing facility in Everett, Washington helps to serve our customers in the Pacific Northwest. We established a manufacturing facility in Hillsboro, Oregon during the second quarter of fiscal 2001 through the acquisition of NatSteel Electronics Ltd (NEL).

       We believe our facility in Austin, Texas, is situated in a geographic region with strong growth of electronics OEMs that will allow us to better service our existing customers and to attract new ones.

       Our manufacturing facility in Westborough, Massachusetts, near Boston, in the center of a geographic region with a large concentration of electronics OEMs, provides a full range of integrated solutions across the entire product life cycle from pre-production planning to manufacturing. We further expanded our manufacturing capability in the region during fiscal 2001 through the acquisition of Centennial Technologies Inc. (Centennial).

       We also have operations in Charlotte, North Carolina and Columbia, South Carolina. We believe these facilities allow us to better pursue new business opportunities with new and existing customers, in particular, because of Charlotte’s status as a transportation hub and its relative proximity to major Southeastern United States electronics markets. We further expanded our manufacturing facilities by the acquisition of manufacturing assets of Nortel in North Carolina.

       As a result of our combination with C-MAC, we added approximately 50 facilities, the majority of which are located in Canada and the United States.

      Asia/Pacific

       Our Southeast Asia manufacturing operations are located in Penang and Johor, Malaysia. The operations in Southeast Asia were established to better serve the needs of OEMs requiring price-sensitive, high-volume production capabilities and to provide more efficient manufacturing services to customers in Southeast Asia. These facilities currently provide electronics assembly, materials management and other services to customers in Malaysia, Singapore, Japan, the United States and other locations. Our facility in Suzhou, China, currently provides a full range of low-cost, high volume manufacturing services.

       During fiscal 2000, we expanded our manufacturing presence in Malaysia and Australia, and established a site in India through the acquisitions of SMART and Bluegum Group. During fiscal 2001, our low-cost, high volume manufacturing capability was further expanded in Shenzen and Shanghai China; Singapore; Penang, Malaysia; Batam, Indonesia; Kaohsiung, Taiwan and Miyagi, Japan through the acquisitions of NEL and certain of Sony Corporation’s manufacturing facilities. We offer our customers manufacturing and systems assembly capabilities in Melbourne, Victoria; and have program offices in Sydney and North Melbourne, Australia. We also completed our acquisition of Singapore Shinei Sangyo Pte Ltd (Shinei) during fiscal 2001. The acquisition of Shinei brings us a global company providing customer-focused solutions for metal stamping, contract manufacturing and OEM assembly with full product-design capabilities.

      Latin America

       Our site in Guadalajara, Mexico, provides a full range of PCB assembly and systems-build manufacturing services. This site offers our customers a low-cost, high-volume manufacturing center for PCB assembly, build-to-order and configure-to-order systems assembly for the Americas. Our manufacturing capacity in Mexico was expanded by the acquisition of manufacturing assets of Nortel in Monterrey, Mexico, in fiscal 2000.

       Our site in Sao Jose dos Campos, Brazil, provides a full range of capabilities across the product life cycle, including systems-build capabilities, PCB and flex assembly, custom packaging and distribution services, primarily to multinational customers seeking access to the Latin American market. This manufacturing facility in Brazil was expanded as a result of the acquisition of IBM’s manufacturing operations in Sao Paulo, Brazil.

      Europe

       We have manufacturing operations in Bordeaux, France; Herrenberg, Germany; Dublin, Ireland; Timisoara, Romania; and Dunfermline, Scotland. Each of these sites provides a full range of manufacturing capabilities to a multinational customer base. In addition, each site is developing an area of specific expertise to offer to all customers. The sites in France and Germany offer low-volume, high-mix manufacturing services. The site in Romania serves as our full-service, high-volume, low-cost manufacturing hub for our rapidly growing European customer base. The site in Scotland specializes in building PCB assemblies, subassemblies and systems for multinational customers in the European market.

       During fiscal 2000, we expanded our European presence into Longuenesse, France; Ostersund, Sweden; and Monkstown, Northern Ireland, through the acquisition of Nortel’s manufacturing assets and of Ericsson’s manufacturing assets of telecommunications infrastructure equipment operations. In addition, we expanded our presence in Scotland through an asset acquisition of IBM’s Netfinity server operations in Greenock, Scotland.

New Product Introduction Centers

       We have NPI centers in the United States, Brazil, Puerto Rico, France, Sweden, Germany, Northern Ireland, Scotland, Malaysia, Japan, Singapore and Australia. These NPI centers offer a full range of electronics product development services, including design and layout, concurrent engineering, test development and prototype engineering. We believe our NPI services will shorten our customers’ product development cycles by offering full design and development services to complement our customers’ in-house capabilities. We partner with our customers as early as possible in the new product development process to optimize their products’ design for volume manufacturing.

Technology Solutions

       Fine Pitch in Fremont, California provides extensive prototype services for electronics OEMs, further enhancing our ability to address the needs of design teams who require almost immediate availability of highly complex prototype assemblies. Through the acquisition of NEL, Fine Pitch recently opened another NPI center in Morgan Hill, California.

       Force Computers, Inc. (Force) in San Jose, California specializes in system design, board design and system integration for open, scalable system and board-level embedded computer platforms for the communications, industrial and command and control markets.

       SMART designs and manufactures specialty and standard memory modules, flash memory cards, embedded computers and input/output products to leading and emerging OEMs. During fiscal 2001, we strengthened our technology solutions business unit through the acquisition of Centennial.

Global Services

       We offer a full range of integrated solutions from the time a product is designed until it is removed from the market. These services include product repair, upgrades, re-manufacturing and maintenance through factory and fast-hub service centers located around the world; help-desk support through customer call centers for end-users; logistics and parts management; returns processing; warehousing; engineering change management; and end-of-life manufacturing. These services give our customers improved speed from the service pipeline by taking direct receipt responsibility for returns from the end user and making sure that various buffer stock and inventory mechanisms are established. These services also minimize shipping costs and time by handling repairs at our various international locations. In addition, our data collection system can provide invaluable information to analyze product design reliability. As a result, OEMs can focus their efforts on developing next-generation products.

       We have global service sites in the United States, Canada, Mexico, France, Northern Ireland, Brazil, Sweden, United Kingdom and Japan. The Memphis, Tennessee hub offers integrated call management, remote failure diagnostics, air express dispatch, systems repair, component level repair, configuration and upgrades, returns processing and administration, refurbishment and redistribution services. Wireless handset repair and refurbishment and outsourcing technical customer support services are performed in Los Angeles, California; Louisville, Kentucky; Baltimore, Maryland; and Dallas, Texas.

       We established a repair service site in Vaughn, Canada, by acquiring repair operations of IBM’s NULOGIX Technical Services. This unit now operates under the name Solectron Global Services Canada (SGSC). SGSC provides a complete range of technology repair, re-manufacturing and refurbishment services for a large variety of electronics products. As a result of this transaction, we are now able to provide the Canadian market a full range of value-added support service solutions. These services include: product repair, upgrades, re-manufacturing and maintenance through factory and fast-hub service centers located around the world; help-desk support through customer call-in centers for end-users; logistics and parts management; returns processing; warehousing; engineering change management and end-of-life manufacturing.

       As part of our acquisitions of Nortel and Ericsson manufacturing assets, global service sites were established in Calgary, Canada; Research Triangle Park, North Carolina; Monterrey, Mexico; Cwmcarn, Wales; Longuenesse, France; Ostersund, Sweden; and Monkstown, Northern Ireland. During fiscal 2001, we expanded our service capability in Amsterdam, Netherlands through the acquisition of IBM’s European repair, refurbishment and asset recovery operation. On October 26, 2001, we completed our acquisition of Stream International, Inc., a global customer relationship management outsourcing and support services provider. The acquisition increases the capabilities of our global services business and enhances our total service offerings.

       We established a dedicated after-sales service facility in Japan through the acquisition of MCC-Sequel, a provider of repair, recycling and manufacturing services for electronics products.

Electronics Assembly and Other Services

       Our electronics assembly activities consist primarily of the placement and attachment of electronic and mechanical components on printed circuit boards and flexible cables. We also assemble higher-level sub-systems and systems incorporating printed circuit boards and complex electromechanical components, in some cases manufacturing and packaging products for shipment directly to our customers’ distributors. In addition, we provide other manufacturing services, including refurbishment and re-manufacturing. We manufacture on a turn-key basis, directly procuring some or all of the components necessary for production and on a consignment basis, where the OEM customer supplies all or some components for assembly.

       In conjunction with our assembly activities, we also provide computer-aided testing of printed circuit boards, sub-systems and systems, which contributes significantly to our ability to consistently deliver high-quality products. We have developed specific strategies and routines to test board and system-level assemblies. In-circuit tests verify that all components have been properly inserted and that the electrical circuits are complete. Functional tests determine if the board or system assembly is performing to customer specifications. We either design and procure test fixtures and develop our own test software, or we utilize our customers’ test fixtures and test software. In addition, we provide environmental stress tests of the board or system assembly.

       We provide turn-key manufacturing management to meet our customers’ requirements, including procurement and materials management and consultation on board design and manufacturability. Individual customers may select various services from among our full range of turn-key capabilities.

       Procurement and materials management consists of the planning, purchasing, expediting, warehousing, preparing and financing of the components and materials required to assemble a printed circuit board or electronic system. OEMs have increasingly used electronic manufacturing specialists like us to purchase all or some components directly from component manufacturers or distributors and to finance and warehouse the components. Another service we provide to our customers is assisting in evaluating board designs for manufacturability. We evaluate the board design for ease and quality of manufacture and, when appropriate, recommend design changes to reduce manufacturing costs or lead times or to increase the quality of finished assemblies. Board design services consist of the engineering and design associated with the arrangement and interconnection of specified components on printed circuit boards to achieve an OEM’s desired level of functionality.

       We also offer application specific integrated circuit (ASIC) design services. Our ASIC product design services include the embedded computer, memory modules and memory cards, and I/O products.

Sales and Marketing

       Our sales and marketing are integrated processes involving direct salespersons and project managers, as well as our senior executives. Our sales resources are directed at multiple management and staff levels within targeted accounts. We also use independent sales representatives in certain geographic areas. We receive unsolicited inquiries resulting from advertising and public relations activities, as well as referrals from current customers. These opportunities are evaluated against our customer selection criteria and are assigned to direct salespersons or independent sales representatives, as appropriate. Historically, we have had substantial recurring sales from existing customers.

       Approximately 99% of our net sales during fiscal 2001 were derived from customers that were also customers during the same period of fiscal 2000. Although we seek to diversify our customer base, a small number of customers currently are responsible for a significant portion of our net sales.

       Our top ten customers accounted for approximately 70% of net sales in fiscal 2001, 72% of net sales in fiscal 2000, and 74% of net sales in fiscal 1999. Several customers each accounted for more than 10% of net sales during these periods. Ericsson accounted for 14% of net sales; and Cisco and Nortel accounted for 12% of net sales in fiscal 2001. Ericsson and Cisco represented 13% and 12% of net sales, respectively, in fiscal 2000. Cisco and Compaq represented 11% and 12% of net sales, respectively in fiscal 1999.

Backlog

       Backlog consists of contracts or purchase orders with delivery dates scheduled within the next twelve months. At August 31, 2001, our backlog was approximately $2.2 billion. The backlog was approximately $4.9 billion at August 31, 2000. Because customers may cancel or reschedule deliveries, backlog is not a meaningful indicator of future financial results.

Competition

       The electronic manufacturing services industry comprises a large number of companies, several of which have achieved substantial market share. We also face competition from current and prospective customers that evaluate our capabilities against the merits of manufacturing products internally. We compete with different companies depending on the type of service or geographic area. Certain competitors may have greater manufacturing, financial, research and development and marketing resources than us. We believe that the primary basis of competition in our targeted markets is manufacturing technology, quality, responsiveness, the provision of value-added services and price. To remain competitive, we must continue to provide technologically advanced manufacturing services, maintain quality levels, offer flexible delivery schedules, deliver finished products on a reliable basis and compete favorably on the basis of price. We may be at a competitive disadvantage as to price, compared with manufacturers with lower cost structures, particularly manufacturers with facilities where labor costs are lower.

Associates

       As of August 31, 2001, we employed approximately 60,000 associates worldwide, including approximately 6,000 temporary associates. Our international operations employed approximately 43,000 associates.

Patents and Trademarks

       We have a number of United States patents related to the process and equipment used in our surface mount technology. SMART holds one patent related to memory module technology. Force also holds a number of patents related to Versa Module Eurocard (VME) technology. In addition, as part of our acquisition of IBM-ECAT’s manufacturing assets, we have access to a number of IBM patents and license rights. We also have registered trademarks in the United States and many countries throughout the world. These patents and trademarks are considered valuable to us.

       Although we do not believe that our trademarks, manufacturing processes, SMART’s and Force’s technology or the IBM patents and license rights to which we have access infringe on the intellectual property rights of third parties, we cannot assure that third parties will not assert infringement claims against us in the future. If such an assertion were to be made, it may become necessary or useful for us to enter into licensing arrangements or to resolve such an issue through litigation. However, we cannot assure that such license rights would be available to us on commercially acceptable terms or that any such litigation would be resolved favorably. Additionally, such litigation could be lengthy and costly and could materially harm our financial condition regardless of the outcome of such litigation.

Environmental Matters

       We are required to comply with numerous local, state and federal and international environmental laws and regulations relating to the treatment, storage, use, discharge, emission and disposal of hazardous materials used in our manufacturing processes, as well as laws and regulations relating to occupational safety and health, and product take back and product content and labeling. The failure to comply with present and future laws and regulations could restrict our ability to expand facilities or could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. Moreover, to the extent we are found to be in non-compliance with any such laws and regulations, we may incur substantial fines and penalties. We are committed to maintaining compliance in all of our facilities and to continuously improving our environmental practices.

       We are also required to obtain and maintain environmental permits for many of our facilities. These permits must be renewed periodically and are subject to revocation in the event of violations of environmental laws. There can be no assurance that violations will not occur as a result of equipment failure, human error or other causes. In the event of such a violation of environmental laws, we could be held liable for damages, fines, costs of remedial actions, and we could be subject to revocation of permits. Any such revocation could require us to cease or limit production at one or more of our facilities, thereby having an adverse impact on our results of operations.

       We have obtained a large number of facilities through the combination with C-MAC and other companies and assets. It is possible that some of the facilities could have soil or groundwater contamination, or contamination of the interior of such facilities, that requires remediation. We endeavor to investigate acquired facilities and to remediate them when such contamination is discovered. We believe, based on our current knowledge, that the cost of any groundwater or soil clean-up that may be required at C-MAC facilities or any of the other facilities we have acquired would not materially harm our business, financial condition and results of operations. Nevertheless, the process of remediating contamination at the facilities is costly, and there can be no assurance that the costs of such activities would not harm our business, financial condition and results of operations in the future. In addition, we have been, and in the future may be held liable for remediation of sites where our hazardous materials (or those of companies we have acquired) have been disposed. To date, none of these liabilities have been substantial or material to our business, financial condition and results of operations.

MANAGEMENT

       Solectron’s directors and executive officers are as follows(1):

Name	Ages	Position

Dr. Koichi Nishimura	63	President, Chief Executive Officer and Chairman of the Board
Massued Behrouzi	46	Senior Vice President and President of Solectron North America
Kevin Burns	37	Executive Vice President and Chief Materials Officer
Richard D’Amore	48	Director
Charles Dickinson	77	Director
Heinz Fridrich	68	Director
Alejandro Gomez-Montoy	50	Senior Vice President and President of Solectron Latin America
William Hasler	59	Director
Dr. Kenneth Haughton	73	Director
Chester Chien Lin	60	Executive Vice President and President of Solectron Asia/Pacific
Dr. Paul Low	68	Director
William Mitchell	57	Executive Vice President and President of Solectron Global Services
George Moore	45	Executive Vice President and President of Solectron Systems Solution
Kiran Patel	53	Executive Vice President and Chief Financial Officer
Daniel Perez	50	Executive Vice President and Worldwide Account Management and Marketing
C. Wesley Scott	54	Director
Ajay Shah	42	Director, Executive Vice President and Chief Executive Officer of Solectron Technology Solutions
Susan Wang	50	Executive Vice President of Corporate Development, and Corporate Secretary
Dennis Wood	62	Director
Osamu Yamada	72	Director
Dr. Saeed Zohouri	50	Executive Vice President and Chief Operating Officer

(1)	Information presented with respect to our directors is based on information contained in our Definitive Proxy Statement on Schedule 14A filed with the Commission on December 14, 2001 and the information presented with respect to our management is based on information contained in our Annual Report on Form 10-K for the fiscal year ended August 31, 2001, filed with the Commission on November 15, 2001. This information excludes 3 officers that have been appointed subsequent to our combination with C-MAC.

       Dr. Koichi Nishimura has served as Chairman of the Board since 1996, Chief Executive Officer since 1992 and President since 1990. He was Co-Chief Executive Officer from 1991 to 1992 and Chief Operating Officer from 1988 to 1991. He has served as a director of the Company since 1991. From 1964 to 1988, Dr. Nishimura was with International Business Machines Corporation (IBM) in various technology and management positions. Dr. Nishimura serves as a director on the boards of OMM Inc., Investor AB, E2open, the Center for Quality Management, Silicon Valley Manufacturing

Group and the Santa Fe Institute. He is the 2001 recipient of the Silicon Valley Manufacturing Group’s Lifetime Achievement Award.

       Mr. Behrouzi joined Solectron in 1981, and has more than 20 years experience in operations, electronics manufacturing and management. Most recently, Behrouzi was Corporate Vice President and President of Solectron Americas-West Regions. Prior to Solectron, Mr. Behrouzi was a design engineer for two years at Brentwell’s Corp. in Palo Alto, California.

       Mr. Kevin Burns joined Solectron in 1998 as Corporate Vice President of Global Materials Services. Prior to joining Solectron, Mr. Burns worked for Westinghouse Electric Corporation, where he was the Vice President and General Manager of Operations for the Power Generation division. In a prior role at Westinghouse, Mr. Burns was President of Westinghouse Security Systems. Prior to Westinghouse, he was with McKinsey & Company Inc. and General Electric Corporation.

       Mr. Richard A. D’Amore has served as a director of the Company since 1985. Mr. D’Amore has been a general partner of North Bridge Venture Partners since 1994. He also serves as a director of Centra Software, Inc., Silverstream Software, Inc. and Veeco Instruments, Inc.

       Mr. Charles A. Dickinson has served as a director of the Company since 1984, and served as Chairman of the Board of Directors from 1986 to 1990 and from 1994 to September 1996. He served as an independent management consultant to the Company from 1991 to 1993. He served as President, Solectron Europe, from 1993 to February 1996. From 1986 to 1990, Mr. Dickinson was Chairman of the Board of Directors, President and Chief Executive Officer of Vermont Micro Systems, Inc. He also serves as a director of Aavid Thermal Technologies, Inc., LeCroy Corporation, JMAR Technologies, Inc. and one privately-held corporation.

       Mr. Heinz Fridrich has served as a director of the Company since April 1996. He has been a member of the faculty of the University of Florida since 1993. From 1950 to 1993, Mr. Fridrich held a number of manufacturing and operations management positions in Europe and the United States with IBM. He also serves as a director of CH Energy Group, Inc. and Veeco Instruments, Inc.

       Mr. Alejandro Gomez-Montoy joined Solectron in 1996 with extensive management experience in a variety of industries including electronics, consulting and consumer airline. Prior to Solectron, Mr. Gomez-Montoy was one of the founders of Aerolitoral, a company of Aeromexico, the first regional airline company in Mexico. Mr. Gomez-Montoy has been elected as first Executive Vice President of the American Chamber of Commerce of Guadalajara for the period 2000-2002.

       Mr. William A. Hasler has served as a director of the Company since May 1998. Mr. Hasler is currently co-chief executive officer of Aphton Corporation, an international biotechnology firm. Prior to joining Aphton, he was Dean and Department Chair of the Haas School of Business at the University of California, Berkeley. He currently serves as a director of The Schwab Funds, Walker Interactive Systems, Inc., DMC Stratex Networks, Tenera, Inc. and DiTech Corporation. In addition, Mr. Hasler is a member of the Compensation Committee of Tenera, Inc. and DiTech Corporation.

       Dr. Kenneth E. Haughton has served as a director of the Company since 1985. Since 1991, Dr. Haughton has been an independent consultant. From 1990 to 1991, he was Vice President of Engineering at Da Vinci Graphics. From 1989 to 1990, Dr. Haughton was an independent consultant, and from 1982 to 1989, he served as Dean of Engineering at Santa Clara University.

       Mr. Chester Lin joined Solectron in 2001 during the company’s acquisition of NatSteel Electronics. Prior to joining Solectron, Mr. Lin was Chief Executive Officer of NatSteel Electronics from 1993 to 2001. Previously, Mr. Lin worked for SCI Systems, and was responsible for leading the company’s expansion into Asia. Before SCI, Mr. Lin spent six years at General Electric, where his last position was Products Manager in 1984. Mr. Lin received the 1999 Stars of Asia Award by Business Week magazine.

       Dr. Paul R. Low has served as a director of the Company since 1993. He is currently President of PRL Associates, a position he has held since 1992. Dr. Low worked for IBM from 1957 to 1992.

During his tenure at IBM, Dr. Low held senior management and executive positions with successively increasing responsibility, including President, General Technology Division and IBM Corporate Vice President; President of General Products Division; and General Manager, Technology Products business line, also serving on IBM’s corporate management board. He also serves as a director of Applied Materials, Inc., Veeco Instruments, Inc. and NCD.

       Mr. William Mitchell joined Solectron in March 1999 during the acquisition of Sequel Inc. Prior to joining Solectron, Mr. Mitchell was President and Chief Executive officer of Sequel Inc. Previously, Mr. Mitchell worked in Senior Management roles for Nashua, Raychem and Exxon.

       Mr. George W. Moore joined Solectron in 2000 as Corporate Vice President and President of the Americas region. He was promoted to his current position of Executive Vice President and President of Solectron Systems Solution in 2001. Prior to joining Solectron, Mr. Moore spent 22 years at IBM serving in various engineering and management positions.

       Mr. Kiran Patel joined Solectron in September 2001. Mr. Patel came to Solectron after an extensive career with Cummins Inc., where he spent 27 years, serving in a broad range of finance positions at the operating unit and corporate level. In 1996 he became Vice President and Chief Financial Officer of the Company, and was promoted to Executive Vice President in 1999, and served on the Cummins Foundation board of directors. Most recently, Mr. Patel was the Chief Financial Officer of iMotors, an internet-based value-added retailer of used cars.

       Mr. Daniel Perez has served as Senior Vice President of Worldwide Account Management and Marketing since 1999. Mr. Perez was Corporate Vice President and Chief Administrative Officer from 1996 to 1999. Mr. Perez joined Solectron in 1991 as Director of Materials, and was soon named Vice President of Materials for Solectron’s California facility. He became the General Manager of Solectron’s Fremont, California, printed circuit board assembly operation in 1995. Prior to joining Solectron, Mr. Perez spent 14 years with IBM Corporation in various management positions in corporate administration, manufacturing, materials planning, and acquisition and control. Most recently, he was Senior Manager for Supply and Demand at IBM’s disk storage business. Mr. Perez also serves as a director of the Tech Museum of Innovation, the California State Center for Quality Education and Development, the Mexican Heritage Corporation, the Center for Training and Careers in San Jose, California, and El Teatro Campesino.

       Mr. C. Wesley M. Scott was appointed a director of C-MAC Industries Inc., whose combination with Solectron was completed in December 2001, in May 2001. Mr. Scott was until March 2001, Chief Corporate Officer of BCE Inc. From February 1999 until January 2000, Mr. Scott was Vice Chairman of Bell Canada. From July 1995 until January 1999, Mr. Scott was Executive Vice President (Corporate) and, from April 1997 until January 1999, also Chief Financial Officer of Nortel Networks. Mr. Scott is a director of Bell Canada International Inc., BCE Emergis Inc. and Bell Canada.

       Mr. Ajay B. Shah is an Executive Vice President of the Company and has served as President and Chief Executive Officer of Technology Solutions since 1999. Prior to Solectron, Mr. Shah served as the President and Chief Executive Officer at SMART Modular Technologies, Inc. since 1988. Mr. Shah co-founded SMART Modular Technologies, Inc. Prior to launching SMART, Mr. Shah held strategic marketing management and product line management positions at Samsung Semiconductor, Inc., and at Advanced Micro Devices.

       Ms. Susan S. Wang was appointed as Executive Vice President of Corporate Development in September 2001. She had served as Senior Vice President and Chief Financial Officer of Solectron since 1990 and as Secretary since 1992. She was Vice President, Finance and Chief Financial Officer of Solectron from 1986 to 1990 and Director of Finance of Solectron from 1984 to 1986. Prior to joining Solectron, Ms. Wang held various accounting and finance positions with Xerox Corporation. Ms. Wang also held accounting and auditing positions with Westvaco Corp. and Price Waterhouse & Co. She is a Certified Public Accountant. On January 23, 2002, Ms. Wang announced her intention to retire from the company.

       Mr. Dennis Wood is a co-founder of C-MAC Industries Inc., whose combination with Solectron was completed in December 2001. Mr. Wood had been a director of C-MAC since 1985 and was Chairman of the Board of Directors and President since 1987 and Chief Executive Officer since 1992. Throughout his career, Mr. Wood has been an independent entrepreneur and, as such, owns numerous businesses and has participated in many others, including C-MAC and Berkeley Wallcoverings Inc. Mr. Wood is a director of National Bank Trust Inc., MAAX Inc., Groupe Bocenor Inc., National Bank of Canada and Blue Mountain Wallcoverings Inc.

       Mr. Osamu Yamada has served as a director of the Company since 1994. Mr. Yamada has been an international business consultant since November 1996. From October 1991 to November 1996, Mr. Yamada served as an advisor to The Mitsubishi Bank, Limited and the Bank of Tokyo/ Mitsubishi. From 1990 to 1991, he was Chairman and Chief Executive Officer of BankCal Tri-State Corporation, a wholly owned subsidiary of The Mitsubishi Bank, Limited. From 1987 to 1990, he was Senior Managing Director of The Mitsubishi Bank, Limited, and in an overlapping period from 1985 to 1990, he was also Chairman, President and Chief Executive Officer of Bank of California. Prior to 1985, he held a number of key management positions with The Mitsubishi Bank, Limited organization. Mr. Yamada currently serves on a number of boards of major universities and cultural centers.

       Dr. Saeed Zohouri has served as Senior Vice President and Chief Operating Officer of Solectron since June 1999. He was Chief Technology Officer from 1994 to May 1999; President of Solectron California Corporation from March 1996 to August 1998; and President, Solectron North America since August 1998. Dr. Zohouri joined Solectron in 1980 and held various management positions including Director of Technology. His prior experience includes teaching chemistry at a major international university.

DESCRIPTION OF THE NOTES

       Solectron will issue the notes under an indenture between itself and State Street Bank and Trust Company of California, N.A., as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.

       You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” Other defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture. In this description, the word “Solectron” refers only to Solectron Corporation and its successors in accordance with the terms of the indenture and not to any of its subsidiaries.

       The following description is a summary of material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes. Copies of the indenture are available as set forth below under “— Additional Information.”

       This description of the terms of the notes supplements, and, to the extent inconsistent, modifies the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus to which reference is made.

       The registered Holder of a note will be treated as the owner of it for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes

The Notes

       The notes:

•	are general, unsecured obligations of Solectron;

•	are pari passu in right of payment with all existing and future unsecured unsubordinated indebtedness of Solectron; and

•	are senior in right of payment to any indebtedness of Solectron that is subordinated to the rights of Holders of the notes.

       Your rights under the notes are effectively subordinated to all borrowings under the Credit Agreements, which will be secured as described under “Risk Factors — Your right to receive payments on these notes is effectively subordinated to the rights of our existing and future unsubordinated, secured creditors and our subsidiaries’ obligations.”

       Substantially all of the operations of Solectron are conducted through its subsidiaries and, therefore, Solectron depends on the cash flow of its subsidiaries to meet its obligations, including its obligations under the notes. Holders of the notes will have no direct claims against our subsidiaries. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables, lease obligations and preferred stock) of Solectron’s subsidiaries. Any right of Solectron to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that Solectron is itself recognized as a creditor of the subsidiary, in which case the claims of Solectron would still be subordinate in right of payment to the extent of any lien against the assets of the subsidiary securing pari passu or unsubordinated indebtedness and any indebtedness of the subsidiary senior to that held by Solectron. As of November 30, 2001, our subsidiaries had approximately $4.1 billion of total liabilities outstanding, and Solectron had approximately $5.0 billion of outstanding unsubordinated, unsecured indebtedness, and $150.6 million of secured indebtedness, assuming in all cases that the combination with C-MAC and the ACES offering had occurred on such date.

       As of the date of the indenture, all of our Subsidiaries other than US Robotics Corporation will be “Restricted Subsidiaries” and therefore will be subject to many of the restrictions of the covenants in the indenture. However, under the circumstances described below under the subheading “— Certain Covenants Before the Fall-Away Event — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

       Solectron will issue notes with an aggregate principal amount of $500.0 million in this offering. Solectron may issue up to an aggregate principal amount of $500.0 million of additional notes from time to time after this offering. Any offering of additional notes is subject to the covenant described below under the caption “— Certain Covenants Before the Fall-Away Event — Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Solectron will issue notes only in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 15, 2009.

       Interest on the notes will accrue at the rate of 9.625% per annum and will be payable semi-annually in arrears on February 15 and August 15, commencing on August 15, 2002. Solectron will make each interest payment to the Holders of record on the immediately preceding February 1 and August 1.

       Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

       If a Holder has given wire transfer instructions to Solectron, Solectron will pay all principal, interest and premium, if any, on that Holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless Solectron elects to make interest payments by check mailed to the Holders at their address set forth in the register of Holders.

Paying Agent and Registrar for the Notes

       The trustee will initially act as paying agent and registrar. Solectron may change the paying agent or registrar without prior notice to the Holders of the notes, and Solectron or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

       A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. Solectron is not required to transfer or exchange any note selected for redemption. Also, Solectron is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

       At any time prior to February 15, 2005, Solectron may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 109.625% of the principal amount, plus accrued and unpaid interest, to, but not including, the redemption date, with cash in an amount not in excess of the Net Cash Proceeds of one or more Qualified Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by Solectron and its Subsidiaries); and

(2)	the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

       On or after February 15, 2006, Solectron may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest on the notes redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on February 15 of the years indicated below:

Year	Percentage

2006	104.813%
2007	102.406%
2008 and thereafter	100.000%

       In addition, at any time prior to February 15, 2006, Solectron may, at its option, redeem the notes, in whole or in part, from time to time, upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the greater of (i) 104.813% of the principal amount of the notes so redeemed, plus accrued and unpaid interest, and (ii) the Make-Whole Premium, plus, to the extent not included in the Make-Whole Premium, accrued and unpaid interest to, but not including, the date of redemption.

       Solectron is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

       If a Change of Control occurs, each Holder of notes will have the right to require Solectron to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of that Holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indenture. In the Change of Control Offer, Solectron will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest on the notes repurchased, to, but not including, the date of purchase. Within twenty business days following any Change of Control, Solectron will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice. Solectron will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, Solectron will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such conflict.

       On the Change of Control Payment Date, Solectron will, to the extent lawful:

(1)	accept for payment all notes or portions of notes (equal to $1,000 principal amount or an integral multiple thereof) properly tendered and not withdrawn pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all such notes or portions of notes properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being purchased by Solectron.

       The paying agent will promptly mail to each Holder of accepted notes the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each note will be in a principal amount of $1,000 or an integral multiple of $1,000.

       Solectron will publicly announce the results of the Change of Control Offer on, or as soon as practicable after, the Change of Control Payment Date.

       Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that Solectron repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

       Solectron will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by Solectron and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

       The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Solectron and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require Solectron to repurchase its notes as a result of a sale, transfer, conveyance or other disposition of less than all of the assets of Solectron and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

       Solectron will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1)	Solectron (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	if such Asset Sale, or any group of related Asset Sales, is for assets with a fair market value in excess of $50 million, the fair market value is determined by Solectron’s Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)	at least 75% of the consideration received in the Asset Sale by Solectron or such Restricted Subsidiary consists of cash, Cash Equivalents or Replacement Assets. For purposes of this provision, each of the following will be deemed to be cash:

(a)	any liabilities (other than contingent liabilities and liabilities that are by their terms subordinated to the notes), as shown on Solectron’s most recent Consolidated balance sheet, of Solectron or any Restricted Subsidiary that are assumed by the transferee of any such assets pursuant to an agreement that expressly releases Solectron or such Restricted Subsidiary from further liability;

(b)	property that within 60 days of such Asset Sale is converted, sold or exchanged by Solectron or such Restricted Subsidiary into cash, Cash Equivalents or Replacement Assets; provided that any such cash and Cash Equivalents shall be treated as Net Cash Proceeds attributable to the original Asset Sale for which such property was received; and

(c)	Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale, if Solectron and all of its Restricted Subsidiaries immediately are released from all Guaranties, if applicable, of payments or other Obligations with respect to such Indebtedness and such Indebtedness is no longer the liability of the Company or any of its Restricted Subsidiaries.

       Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, Solectron or such Restricted Subsidiary may apply those Net Cash Proceeds:

(1)	to permanently repay Indebtedness and other Obligations under the Credit Agreements, any secured, unsubordinated Indebtedness of Solectron or any Indebtedness of any Restricted Subsidiary of Solectron and if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)	to acquire all or substantially all of the assets of another Permitted Business; or

(3)	to acquire other assets that are immediately used or useful in a Permitted Business or to make Permitted Investments (other than pursuant to clauses (1) or (2) thereof).

       Pending the final application of any Net Cash Proceeds, Solectron may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by the indenture.

       Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in the second preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, Solectron will make an Asset Sale Offer to all Holders of notes and, at the option of Solectron, to all holders of other Indebtedness that ranks pari passu in right of payment with the notes containing provisions requiring Solectron or its Restricted Subsidiaries to offer to purchase or to redeem such Indebtedness with the proceeds of sales of assets, to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount, plus accrued and unpaid interest to, but not including, the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, Solectron or its Restricted Subsidiaries, as applicable, may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis or such other basis allowed by the indenture and such other Indebtedness. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

       Solectron will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, Solectron will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

       The agreements governing Solectron’s other Indebtedness contain limitations on Solectron’s ability to engage in certain transactions, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the Holders of notes of their right to require Solectron to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on Solectron. Finally, Solectron’s ability to pay cash to the Holders of notes upon a Change of Control may be limited by Solectron’s then-existing financial resources.

Selection and Notice

       If fewer than all of the notes are to be redeemed or repurchased pursuant to the foregoing provisions at any time, the trustee will select notes for redemption or repurchase as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

       No notes of $1,000 or less can be redeemed or repurchased pursuant to the foregoing provisions in part. Such notices of redemption or repurchase will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that such redemption or repurchase notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

       If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Fall-Away Event

       If on any date following the date of the indenture:

(1)	the notes are rated Baa3 or above by Moody’s and BBB- or above by S&P (or, if either such entity ceases to rate the notes for reasons outside of the control of Solectron, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by Solectron as a replacement agency); and

(2)	no Default or Event of Default shall have occurred and be continuing

(the occurrence of the foregoing events being collectively referred to as the “Fall-Away Event”), then, upon the request of Solectron to the Trustee, beginning on the day of such request and continuing at all times thereafter regardless of any subsequent changes in the rating of the notes, the covenants described under “— Certain Covenants Before the Fall-Away Event” and the provisions of the indenture described above under “— Repurchases at the Option of Holders” will no longer be applicable to the notes. Accordingly, the following covenants will be released upon the occurrence of the Fall-Away Event: “— Change of Control,” “— Asset Sales,” “— Restricted Payments,”

“— Incurrence of Indebtedness and Issuance of Preferred Stock,” “— Dividend and Other Payment Restrictions Affecting Subsidiaries,” “— Designation of Restricted and Unrestricted Subsidiaries,” “— Transactions with Affiliates” and ‘— Limitations on Issuances of Guarantees of Indebtedness.”

       Notwithstanding the preceding paragraph, so long as the notes are outstanding, including following the occurrence of the Fall-Away Event, Solectron and its Restricted Subsidiaries will be subject to the following covenants: “— Liens,” “— Sale and Leaseback Transactions” (other than clauses (1) and (3) thereof), “— Merger, Consolidation or Sale of Assets” (other than clauses (4) and (5) thereof) and “— Payments for Consents.” As a result, upon the occurrence of the Fall-Away Event, the notes will be entitled to substantially less covenant protection.

Certain Covenants Before the Fall-Away Event

       Set forth below are summaries of certain covenants contained in the indenture that will apply to the notes only prior to the occurrence of the Fall-Away Event.

Restricted Payments

       Solectron will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly and without duplication:

(1)	declare or pay any dividend or make any other payment or distribution on account of Solectron’s or any of its Restricted Subsidiaries’ Equity Interests or to the direct or indirect holders of Solectron’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable (a) in Equity Interests (other than Disqualified Stock) of Solectron or (b) to Solectron or a Restricted Subsidiary of Solectron);

(2)	purchase, redeem or otherwise acquire or retire for value any Equity Interests of Solectron;

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is contractually subordinated in right of payment to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of, and after giving effect to, such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2)	Solectron would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by Solectron and its Restricted Subsidiaries after the date of the indenture (excluding Restricted Payments permitted by clauses (1), (2) and (3) of the third paragraph of this covenant), is less than the sum, without duplication, of:

(a)	50% of the Consolidated Net Income of Solectron for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the indenture to the end of Solectron’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted

Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)	100% of the aggregate Net Cash Proceeds received by Solectron (i) since the date of the indenture as a contribution to its equity capital (other than from the sale or issuance of Disqualified Stock), (ii) from the issue or sale of Equity Interests of Solectron (other than Disqualified Stock) since the date of the indenture, (iii) from the issue or sale since the date of the indenture of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of Solectron, or (iv) from the issue or sale prior to, on or since the date of the indenture of unsubordinated debt securities that have been converted into or exchanged for such Equity Interests (in the case of each of (i) through (iv) above, other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of Solectron); provided that for purposes of (iv) above Net Cash Proceeds shall include, with respect to unsubordinated debt securities issued or sold prior to the date of the indenture that have been converted into Equity Interests (excluding Disqualified Stock) or exchanged for Equity Interests (excluding Disqualified Stock) on or after the date of the indenture, the principal amount or accreted value, as applicable, of such unsubordinated Indebtedness that has been converted or exchanged, plus

(c)	to the extent that any Restricted Investment that was made after the date of the indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any), and (ii) the aggregate amount of such Restricted Investment, plus

(d)	to the extent that any Unrestricted Subsidiary of Solectron is redesignated as a Restricted Subsidiary after the date of the indenture, the lesser of (i) the fair market value of Solectron’s Investment in such Subsidiary as of the date of such redesignation or (ii) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary plus the aggregate amount of any Restricted Investments made following the date of such original designation (measured as of the time each such Restricted Investment was made).

       The preceding provisions will not prohibit the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture.

       So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)	the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness of Solectron or of any Equity Interests of Solectron in exchange or upon conversion for, or out of the Net Cash Proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of Solectron) of, Equity Interests of Solectron (other than Disqualified Stock); provided that the amount of any such Net Cash Proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from the second clause (3) of the first paragraph of this covenant;

(2)	the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness of Solectron in exchange for or with the net proceeds in cash from an incurrence of Permitted Refinancing Indebtedness; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition will be excluded from the second clause (3) of the first paragraph of this covenant;

(3)	the payment of any dividend by a Restricted Subsidiary of Solectron to the holders of its Equity Interests on a pro rata basis;

(4)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of Solectron or any Restricted Subsidiary of Solectron held by any officer, director, consultant or employee of Solectron (or of any of its Restricted Subsidiaries’) pursuant to any management equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $10.0 million in any twelve-month period;

(5)	loans to employees, officers and directors of Solectron and its Restricted Subsidiaries not to exceed $10 million in the aggregate at any one time outstanding.

(6)	the repurchase of Equity Securities of Solectron that may be deemed to occur upon the cash-less exercise thereof;

(7)	the making of any payment on or with respect to, or repurchase, redemption, defeasance or acquisition or retirement for value, of any subordinated Indebtedness convertible into Equity Interests (other than Disqualified Stock) of Solectron in connection with (i) an optional redemption of such convertible subordinated notes pursuant to the terms thereof; provided that, the current market price per share of Solectron’s common stock (calculated based upon the average closing price as reported on the New York Stock Exchange (or other national securities exchange on which such common stock is listed) for the 30-trading day period immediately preceding the date any notice of redemption is sent or published) into which such Indebtedness is convertible equals or exceeds 150% of the conversion price in effect for such Indebtedness on the date of such notice; and (ii) the payment by Solectron of cash in lieu of any fractional shares deliverable upon conversion of any Indebtedness in compliance with the terms of the instruments governing such Indebtedness; provided that any amounts paid pursuant to this clause (7) will be deducted in determining the amount of Restricted Payments permitted under the second clause (3) in the first paragraph of this covenant; and

(8)	other Restricted Payments in an aggregate amount not to exceed $50 million.

       The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Solectron or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant will be determined by an officer of Solectron and set forth in an officers’ certificate delivered to the Trustee. If such fair market value exceeds $50 million, such determination shall be based upon a resolution of the Board of Directors, which resolution with respect thereto will also be delivered to the trustee. Not later than the date of making any Restricted Payment, Solectron will deliver to the trustee such officers’ certificate, which shall also state that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

       Solectron will not, and will not permit any of its Restricted Subsidiaries to create, incur, issue, assume, guarantee or otherwise become liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and Solectron will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that Solectron may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and Solectron’s Restricted Subsidiaries may incur Indebtedness or issue preferred stock, if the Fixed Charge Coverage Ratio for Solectron’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the preferred stock or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

       The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by Solectron and its Restricted Subsidiaries of Indebtedness and letters of credit under the Credit Agreements in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of Solectron and its Restricted Subsidiaries thereunder) (plus any Permitted Refinancing Indebtedness incurred to extend, retire, renew, defease, refinance, replace or refund such Indebtedness) not to exceed the greater of (a) $500.0 million; and (b) the sum of (i) 85% of the value of Solectron’s and its Restricted Subsidiaries’ accounts receivable (before giving effect to any related reserves) shown on the Solectron’s most recent Consolidated balance sheet prepared in accordance with GAAP that are not more than 90 days past due, plus (ii) 60% of the inventory shown on Solectron’s most recent Consolidated balance sheet in accordance with GAAP; in each case minus the amount of any such Indebtedness (a) retired with the Net Cash Proceeds from any Asset Sale applied to permanently reduce the outstanding amounts or the commitments with respect to such Indebtedness as required pursuant to “— Repurchase at the Option of Holders — Asset Sales” or (b) assumed by a transferee in an Asset Sale; provided that, solely for purposes of calculating the amount of Indebtedness which may be incurred pursuant to clause (1)(b), any Indebtedness incurred pursuant to clause (11) of this paragraph will be deemed to have been incurred under this clause (1)(b);

(2)	the incurrence by Solectron and its Restricted Subsidiaries of the Existing Indebtedness;

(3)	the incurrence by Solectron of Indebtedness represented by the notes to be issued on the date of the indenture;

(4)	the incurrence by Solectron or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to extend, refund, renew, refinance, defease or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (2), (3) or clause (4) of this paragraph;

(5)	the incurrence or issuance by Solectron or any of its Restricted Subsidiaries of intercompany Indebtedness, Disqualified Stock or preferred stock between or among Solectron and any of its Restricted Subsidiaries; provided, however, that:

(a)	if Solectron is the obligor on such Indebtedness, such Indebtedness must be contractually subordinated in right of payment to the prior payment of all Obligations with respect to the notes; and

(b)	(i) any subsequent issuance or transfer of Equity Interests or other transaction that results in any such Indebtedness, Disqualified Stock or preferred stock being held by a Person other than Solectron or a Restricted Subsidiary of Solectron and (ii) any sale or other transfer of any such Indebtedness, Disqualified Stock or preferred stock to a Person that is not either Solectron or a Restricted Subsidiary of Solectron, will be deemed, in each case, to constitute an incurrence of such Indebtedness, Disqualified Stock or preferred stock by Solectron or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (5);

(6)	the incurrence by Solectron or any of its Restricted Subsidiaries of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating and/or fixed rate Indebtedness that is permitted by the terms of the indenture to be outstanding or for the purpose of fixing or hedging currency exchange risk and not with the purpose of speculation;

(7)	the guarantee by Solectron of Indebtedness of Solectron or a Restricted Subsidiary of Solectron or the guarantee (given reasonably contemporaneously with the incurrence of Indebtedness being guaranteed) by a Restricted Subsidiary of Solectron of Indebtedness of any other Restricted Subsidiary of Solectron, in each case that was permitted to be incurred by another provision of this covenant and by the covenant “— Limitations on Issuances of Guarantees of Indebtedness”;

(8)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the accumulation of dividends on Disqualified Stock or preferred stock of Restricted Subsidiaries (to the extent not paid) and the payment of dividends on Disqualified Stock or preferred stock of Restricted Subsidiaries in the form of additional shares of the same class of Disqualified Stock or preferred stock of Restricted Subsidiaries will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Solectron as accrued;

(9)	the incurrence by Solectron or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock of Restricted Subsidiaries in an aggregate principal amount (or accreted value or liquidation preference, as applicable) at any time outstanding incurred pursuant to this clause (9), not to exceed $75 million;

(10)	Indebtedness incurred solely in respect of bankers acceptances, letters of credit and performance bonds (to the extent that such incurrence does not result in the incurrence of any obligation to repay any obligation relating to borrowed money or other Indebtedness), all in the ordinary course of business in amounts and for the purposes customary in Solectron’s industry; and

(11)	the incurrence by Solectron or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage or equipment financings or other Indebtedness or Disqualified Stock, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of engineering, installation, acquisition, lease, construction or improvement of property, plant or equipment used in the business of Solectron or such Restricted Subsidiary, in an aggregate principal amount, liquidation amount, or accreted value, as applicable, not to exceed 10% of Consolidated Net Tangible Assets at any time outstanding; provided that solely for purposes of calculating the amount of Indebtedness which may be incurred pursuant to this clause (11), any Indebtedness incurred pursuant to clause (1)(b) of this paragraph will be deemed to have been incurred under this clause (11).

       Solectron will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of Solectron unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of Solectron will be deemed to be contractually subordinated in right of payment to any other Indebtedness of Solectron solely by virtue of being unsecured.

       For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness or Disqualified Stock or preferred stock of a Restricted Subsidiary, or portion thereof meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (11) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, Solectron will be permitted to classify such item of Indebtedness or Disqualified Stock or preferred stock of a Restricted Subsidiary, or portion thereof on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness or

Disqualified Stock or preferred stock of a Restricted Subsidiary, or portion thereof, in any manner that complies with this covenant, except that Indebtedness under the Credit Agreements (as described in clause (i) of the definition thereof) outstanding on the date on which notes are first issued and authenticated under the indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt.

       For purposes of determining any particular amount of Indebtedness under this covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included to the extent that including such amount shall cause duplication.

       For purposes of determining compliance with this covenant, the U.S. dollar-equivalent principal amount of Indebtedness denominated in any currency other than U.S. dollars shall be calculated based on the relevant currency exchange rate in effect as of the date such Indebtedness is incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that the amount of any Permitted Refinancing Indebtedness denominated in the same currency as the Indebtedness being refinanced thereby, shall be calculated based on the relevant exchange rate in effect as of the date of the incurrence of the Indebtedness being so refinanced.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

       Solectron will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to Solectron or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to Solectron or any of its Restricted Subsidiaries;

(2)	make loans or advances to Solectron or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to Solectron or any of its Restricted Subsidiaries.

       However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)	agreements and instruments governing Existing Indebtedness, Existing Synthetic Lease Financings, the Credit Agreements and other agreements as in effect on the date of the indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings and Credit Agreements are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions directly or indirectly affecting payments from Restricted Subsidiaries to Solectron or to other Restricted Subsidiaries of Solectron than those contained in those agreements on the date of the indenture;

       (2)     the indenture and the notes;

       (3)     applicable law;

(4)	any agreement or instrument of a Person acquired by Solectron or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such agreement or instrument was entered into in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to Solectron or any of its Restricted Subsidiaries or the properties or assets of Solectron or any of its Restricted Subsidiaries, other than, in each case, the Person, or the property or assets of the Person, so acquired, provided that, in the case of any agreement or instrument with respect to Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

(5)	customary non-assignment provisions in leases and licenses entered into in the ordinary course of business and consistent with past practices;

(6)	purchase money obligations for property acquired in the ordinary course of business and provisions contained in operating leases that impose restrictions on the property acquired or leased of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that contains any of the encumbrances or restrictions described in the preceding paragraph as they relate to that Restricted Subsidiary pending its sale or other disposition;

(8)	any agreement or instrument governing Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, partnership agreements, assets sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business, in each case to the extent that the counterparty to such agreement is not an Affiliate of Solectron;

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(12)	restrictions contained in Qualified Foreign Indebtedness.

Designation of Restricted and Unrestricted Subsidiaries

       The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value (as determined by the Board of Directors) of all outstanding Investments owned by Solectron and its Restricted Subsidiaries in the Subsidiary properly designated (and any Investments made in such Unrestricted Subsidiary after the date of designation) will be deemed to be Investments made as of the time of the designation (or the date of such Investment, as the case may be) and will reduce the amount available for Restricted Payments under the first paragraph of the covenant described above under the caption “— Restricted Payments” or Permitted Investments, as determined by Solectron. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the redesignation would not cause a Default.

Transactions with Affiliates

       Solectron will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	the Affiliate Transaction is on terms that are no less favorable to Solectron or the relevant Restricted Subsidiary than those that could reasonably be expected to be obtained in a comparable transaction by Solectron or such Restricted Subsidiary with an unrelated Person; and

(2)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50 million, Solectron delivers to the trustee either a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors, or an opinion as to the fairness to Solectron of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

       The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any employment agreement entered into by Solectron or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of Solectron or such Restricted Subsidiary;

(2)	Affiliate Transactions between or among Solectron and/or its Subsidiaries;

(3)	Restricted Payments and Permitted Investments that are permitted by the provisions of the indenture described above under the caption “— Restricted Payments”;

(4)	the entering into, maintaining or performance of any employment contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement (in each case entered into in the ordinary course of business consistent with past practice) for or with any employee, officer or director, including vacation, health, insurance, deferred compensation, retirement, savings or other similar plans;

(5)	the payment of compensation, performance of indemnification or contribution obligations, or an issuance, grant or award of stock, options or other equity related interests to employees, officers or directors in the ordinary course of business; and

(6)	the payment of reasonable and customary fees and the provision of indemnities to directors in connection with their services.

Limitations on Issuances of Guarantees of Indebtedness

       Solectron will not permit any of its Restricted Subsidiaries, directly or indirectly, to Guarantee the payment of any other Indebtedness of Solectron (other than Indebtedness under the Credit Agreements) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture providing for the Guarantee of the payment of the notes by such Restricted Subsidiary, which Guarantee will be senior to or pari passu with such Restricted Subsidiary’s Guarantee of or pledge to secure such other Indebtedness.

       Notwithstanding the preceding paragraph, any such Guarantee of the notes will provide by its terms that it will be automatically and unconditionally released and discharged:

(1)	in connection with any sale or other disposition of all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Solectron, if the sale or other disposition complies with the “Asset Sale” provisions of the indenture; or

(2)	in connection with any sale of all or substantially all of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of Solectron, if the sale complies with the “Asset Sale” provisions of the indenture and such Guarantor ceases to be a Subsidiary of Solectron;

provided, however, that any such release and discharge shall occur only to the extent that all obligations of such Guarantor under all of its guarantees of Solectron’s or its Restricted Subsidiaries’ Indebtedness shall also terminate upon such release, sale or transfer and none of such Guarantor’s Equity Interests are pledged for the benefit of any holder of any such Indebtedness of Solectron or its Restricted Subsidiaries.

See “— Repurchase at the Option of Holders — Asset Sales.”

Certain Covenants Before and After the Occurrence of the Fall-Away Event

       Set forth below are summaries of certain covenants contained in the indenture that will apply to the notes both prior to and following the occurrence of the Fall-Away Event.

Liens

       Solectron will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer so secured.

Sale and Leaseback Transactions

       Solectron will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Solectron or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)	Solectron or that Restricted Subsidiary, as applicable, could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or under clause (11) of the definition of Permitted Debt;

(2)	with respect to any sale leaseback transaction in which the assets subject to such sale leaseback have a fair market value (as determined by Solectron in good faith) in excess of $10 million, the gross cash proceeds of that sale and leaseback transaction, when the terms of the lease are taken into account, are at least equal to the fair market value, as determined in good faith by the Board of Directors, of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and Solectron applies the proceeds of such transaction in compliance with, the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales.”

provided, that clauses (1) and (3) will have no effect following the occurrence of the Fall-Away Event.

Merger, Consolidation or Sale of Assets

       Solectron may not: (1) consolidate or merge with or into another Person (whether or not Solectron is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties and assets of Solectron and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:

(1)	either: (a) Solectron is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than Solectron) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than Solectron) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Solectron under the notes and the indenture;

(3)	immediately after such transaction, no Default or Event of Default exists;

(4)	Solectron or the Person formed by or surviving any such consolidation or merger (if other than Solectron), or to which such sale, assignment, transfer, conveyance or other disposition has been made will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(5)	immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of Solectron or the Person formed by or surviving any such consolidation or merger (if other than Solectron), or to which such sale, assignment, transfer, conveyance or other disposition has been made is at least equal to the Consolidated Net Worth of Solectron immediately prior to such transaction, provided that clauses (4) and (5) will have no effect following the occurrence of the Fall-Away Event.

       Upon any consolidation or merger or any sale, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in accordance with the foregoing, the Person formed by or surviving any such consolidation or merger (if other than Solectron), or to which such sale, assignment, transfer, conveyance or other disposition has been made shall succeed to and be substituted for, and may exercise every right and power of, Solectron under the indenture with the same effect as if such successor corporation had been named therein as Solectron, and Solectron shall be released from the obligations under the notes and the indenture, except with respect to any obligations that arise from, or are related to, such transaction.

       This “Merger, Consolidation or Sale of Assets” covenant will not apply to a merger, consolidation, sale, assignment, transfer, conveyance or other disposition of assets between or among Solectron and any of its Restricted Subsidiaries so long as such transaction is not for the purpose of evading this provision and/or is not in connection with any other transaction.

Payments for Consent

       Solectron will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes, unless such consideration is offered to be paid and is paid to all Holders of the notes who consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

       Whether or not required by the Commission, so long as any notes are outstanding, Solectron will furnish to the Holders of notes, within the time periods specified in the Commission’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if Solectron were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by Solectron’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if Solectron were required to file such reports.

       In addition, whether or not required by the Commission, Solectron will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request; provided that any information accepted for filing by the Commission shall be deemed to have been provided to the Holders, security analysts and prospective investors for purposes hereof.

Events of Default and Remedies

       Each of the following is an Event of Default:

(1)	default for 30 days in the payment when due of interest on the notes;

(2)	our failure to pay all or any part of the principal of, or premium, if any, on the notes when and as the same becomes due and payable at maturity, redemption, by acceleration or otherwise, including, without limitation, payments described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” or the failure of Solectron or any of its Restricted Subsidiaries to comply with the provisions of the covenant described under the caption “— Certain Covenants Before and After the Occurrence of the Fall-Away Event–Merger, Consolidation or Sale of Assets;”

(3)	failure by Solectron or any of its Restricted Subsidiaries for 30 days after notice to comply with any of the other agreements in the indenture;

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Solectron or any of its Restricted Subsidiaries (or the payment of which is guaranteed by Solectron or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the indenture, if that default:

(a)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)	results in the acceleration of such Indebtedness prior to its express maturity;

provided that, in the case of an acceleration or Payment Default resulting from such acceleration solely with respect to the $394 million of certain of our operating leases as described in “Risk Factors — Risks Relating to the Notes — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or will be required to prepay those obligations,” such acceleration or Payment Default resulting from such acceleration is not cured on or prior to the fifth business day following acceleration; and provided further in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates to $50.0 million or more (or, following a Fall Away Event, such amount aggregates to $100.0 million or more);

(5)	failure by Solectron or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $50.0 million (or, following a Fall-Away Event, judgments aggregating in excess of $100.0 million), which judgments are not paid, discharged or stayed for a period of 60 days; and

(6)	certain events of bankruptcy or insolvency described in the indenture with respect to Solectron or any of its Restricted Subsidiaries that would individually or collectively constitute a Significant Subsidiary.

       In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to Solectron, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

       Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

       The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

       In the case of any Event of Default occurring on or after February 15, 2006 by reason of any willful action or inaction taken or not taken by or on behalf of Solectron with the intention of avoiding payment of the premium that Solectron would have had to pay if Solectron then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to February 15, 2006, by reason of any willful action (or inaction) taken (or not taken) by or on behalf of Solectron with the intention of avoiding any prohibition on redemption of the notes prior to February 15, 2006, then the premium specified in the indenture will also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

       Solectron is required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, Solectron is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

       No director, officer, employee, incorporator or stockholder of Solectron, as such, will have any liability for any obligations of Solectron under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Legal Defeasance and Covenant Defeasance

       Solectron may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1)	the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2)	Solectron’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and Solectron’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture.

       In addition, Solectron may, at its option and at any time, elect to have the obligations of Solectron released with respect to certain covenants that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

       In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)	Solectron must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and Solectron must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, Solectron has delivered to the trustee an opinion of counsel confirming that (a) Solectron has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, Solectron has delivered to the trustee an opinion of counsel confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and no Event of Default relating to bankruptcy or insolvency may occur at any time from the date of such deposit to the 91st calendar day thereafter;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than as permitted in clause (4) above) to which Solectron or any of its Restricted Subsidiaries is a party or by which Solectron or any of its Restricted Subsidiaries is bound;

(6)	Solectron must deliver to the trustee an officers’ certificate stating that the deposit was not made by Solectron with the intent of preferring the Holders of notes over the other creditors of Solectron with the intent of defeating, hindering, delaying or defrauding creditors of Solectron or others; and

(7)	Solectron must deliver to the trustee (a) an officers’ certificate, stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with, and (b) an opinion of counsel confirming the satisfaction of the conditions precedent set forth in clauses (1) (with respect to the validity, and perfection of the security interest), (2), (3) and, to the knowledge of such counsel (5) above.

Amendment, Supplement and Waiver

       Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

       Without the consent of each Holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

(1)	reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the Holders of a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5)	make any note payable in money other than that stated in the notes;

(6)	make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”); or

(8)	make any change in the preceding amendment and waiver provisions.

       Notwithstanding the preceding, without the consent of any Holder of notes, Solectron and the trustee may amend or supplement the indenture or the notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of Solectron’s obligations to Holders of notes in the case of a merger or consolidation or sale of all or substantially all of Solectron’s assets;

(4)	to make any change that would provide any additional rights or benefits to the Holders of notes or that does not adversely affect the legal rights under the indenture of any such Holder;

(5)	to comply with requirements of the Commission in order to maintain the qualification of the indenture under the Trust Indenture Act; or

(6)	adding guarantors to the notes or adding collateral securing the notes pursuant to the terms of the indenture.

Concerning the Trustee

       If the trustee becomes a creditor of Solectron, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

       The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

       Anyone who receives this prospectus may obtain a copy of the indenture without charge by writing to Solectron Corporation, 777 Gibraltar Drive, Milpitas, California 95035, Attention: Chief Financial Officer.

Book-Entry Procedures

       The information in this section concerning The Depository Trust Company (“DTC”) and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy. The description of the operations and procedures of DTC, the Euroclear System (as defined below) and Clearstream, Luxembourg (as defined below) that follows is provided solely as a matter of convenience. These operations and procedures are solely within their control and are subject to changes by them from time to time. We take no responsibility for these operations and procedures and urge you to contact the system or their participants directly to discuss these matters.

       The notes will be issued only as fully-registered securities registered in the name of DTC or Cede & Co., DTC’s nominee. One or more fully-registered global security certificates, representing the total aggregate principal amount of notes, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below. Investors may elect to hold interests in the global security certificates through either DTC in the

United States or Clearstream Banking, société anonyme (“Clearstream, Luxembourg”) or Euroclear Bank S.A./N.V. (the “Euroclear System”), in Europe, if they are participants of such systems, or indirectly through organizations, which are participants in such systems. Clearstream, Luxembourg and the Euroclear System will hold interests on behalf of their participants through customers’ securities accounts in Clearstream, Luxembourg’s and the Euroclear System’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

       DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that institutions having accounts with DTC (its “participants”) deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, including securities brokers and dealers, banks and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

       The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in the notes as represented by global certificates.

       Purchases of notes within DTC’s system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The beneficial ownership interest of each actual purchaser of each note is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased notes. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except if use of the book-entry system for the notes is discontinued.

       To facilitate subsequent transfers, all the notes deposited by participants with DTC will be registered in the name of DTC’s nominee, Cede & Co. The deposit of notes with DTC and the registration in the name of Cede & Co. will cause no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the direct participants to whose accounts those notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

       So long as DTC or its nominee is the registered owner or holder of a global certificate, DTC or the nominee will be considered the sole owner or holder of the notes represented for all purposes under the indenture and the notes. No beneficial owner of an interest in a global certificate will be able to transfer that interest except in accordance with DTC’s applicable procedures, and, if applicable, those of Clearstream, Luxembourg and the Euroclear System.

       DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account interests in the global certificates are credited and only in respect of the portion of the principal amount of debentures as to which such participant or participants has or have given such directions. However, if there is an event of default under the notes, DTC will exchange the global certificates for certificated securities, which it will distribute to its participants.

       Conveyance of notices and other communications by DTC to direct participants and indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in force from time to time.

       Although voting with respect to the notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to notes. Under its usual procedures, DTC would mail an omnibus proxy as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date. The direct participants are identified in a listing attached to the omnibus proxy. We believe that the arrangements among DTC, direct and indirect participants and beneficial owners will enable the beneficial owners to exercise rights equivalent in substance to the rights that can be directly exercised by a record holder of a note.

       Interest payments on the notes issued in the form of one or more global certificates will be made to DTC in immediately available funds. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive distributions on that payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Those payments will be the responsibility of the participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements to the contrary that may be in force from time to time. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global certificates or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between such participants and the owners of beneficial interests in the global certificates. Payment of interest to DTC is our responsibility, disbursement of such payments to direct participants is the responsibility of DTC, and disbursement of those payments to the beneficial owners is the responsibility of direct and indirect participants.

       Except as provided herein, a beneficial owner in a global certificate will not be entitled to receive physical delivery of notes. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the notes.

       Transfers between participants in Clearstream, Luxembourg or the Euroclear System will be effected in the ordinary way in accordance with their respective rules and operating procedures.

       Cross-market transfers between the participants in DTC, on the one hand, and Clearstream, Luxembourg or the Euroclear System participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Clearstream, Luxembourg or the Euroclear System, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Clearstream, Luxembourg or the Euroclear System, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Clearstream, Luxembourg or the Euroclear System, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global security certificates in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg participants and the Euroclear System participants may not deliver instructions directly to the depositaries for Clearstream, Luxembourg or the Euroclear System.

       Because of time zone differences, the securities account of a Clearstream, Luxembourg or the Euroclear System participant purchasing an interest in global security certificates from a participant in DTC will be credited, and any such crediting will be reported to the relevant Clearstream, Luxembourg or the Euroclear System participant, during the securities settlement processing day (which must be a business day for Clearstream, Luxembourg and the Euroclear System) immediately following the settlement date of DTC. Cash received in Clearstream, Luxembourg or the Euroclear System as a result of sales in interest in global security certificates by or through a Clearstream, Luxembourg or the Euroclear System participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Clearstream, Luxembourg or the Euroclear System cash account only as of the business day for Clearstream, Luxembourg or the Euroclear System following DTC’s settlement date.

       Although DTC, Clearstream, Luxembourg and the Euroclear System have agreed to the foregoing procedures to facilitate transfers of interests in the global certificates among DTC, Clearstream, Luxembourg and the Euroclear System, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Clearstream, Luxembourg or the Euroclear System or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

       DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to us. Under these circumstances, if a successor securities depositary is not obtained, note certificates are required to be printed and delivered to holders. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC or any successor depositary, with respect to the notes. In that case, certificates for the notes will be printed and delivered to holders. In each of the above circumstances, we will appoint a paying agent with respect to the notes.

       A global security shall be exchangeable for notes registered in the names of persons other than DTC or its nominee only if:

•	DTC notifies us that it is unwilling or unable to continue as a depositary for that global security and we do not appoint an eligible successor depositary within 90 days;

•	the depositary at any time ceases to be a clearing agency registered under the Securities Exchange Act of 1934 at which time DTC is required to be so registered to act as a depositary and we do not appoint an eligible successor depositary within 90 days;

•	we, in our sole discretion, determine that the global security shall be so exchangeable; or

•	an event of default under the indenture has occurred and is continuing.

Any global security that is exchangeable according to the preceding sentence shall be exchangeable for notes registered in those names as DTC shall direct. It is expected that these instructions will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security.

Certain Definitions

       Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

       “Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, whether or not such

Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, provided, that, in the case of this clause (2) only, such Acquired Debt shall be limited to the lesser of the fair market value of the asset (determined by Solectron in good faith) subject to such Lien and the total amount of such Indebtedness.

       “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

       “Asset Sale” means:

(1)	the sale, conveyance or other disposition of any assets or rights, other than in the ordinary course of business consistent with past practices; provided that the sale, conveyance or other disposition of all or substantially all of the assets of Solectron and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “— Certain Covenants Before and After the Fall Away Event — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of Solectron’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

       Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a fair market value of less than $10 million;

(2)	any sale, lease, conveyance or other disposition of assets between or among Solectron and its Restricted Subsidiaries,

(3)	an issuance of Equity Interests by a Subsidiary to Solectron or to another Subsidiary (other than an issuance of Equity Interests from a Restricted Subsidiary to an Unrestricted Subsidiary);

(4)	the sale, lease, conveyance or other disposition of equipment, inventory, accounts receivable or other assets or rights in the ordinary course of business;

(5)	the sale, conveyance or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment or Permitted Investment (other than as set forth in clause (2) of the definition of Permitted Investment) that is permitted by the covenant described above under the caption “— Certain Covenants Before the Fall Away Event — Restricted Payments;”

(7)	the licensing by Solectron or any Restricted Subsidiary of intellectual property or know-how on commercially reasonable terms;

(8)	the sale, lease, conveyance or other disposition of real property (together with any improvements, fixtures or leasehold improvements relating thereto) (the “Property”) in connection with the obligation of Solectron or any Restricted Subsidiary to remarket or sell any Property at the end of the lease term or otherwise in connection with Synthetic Lease Obligations;

(9)	the sale or disposal of damaged, worn out or other obsolete personal property in the ordinary course of business consistent with past practice so long as such property is no longer necessary for the proper conduct of the business of Solectron and its Restricted Subsidiaries; and

(10)	Solectron and its Subsidiaries may surrender or waive litigation rights or settle, release or surrender tort or other litigation claims of any kind or grant Liens (and permit foreclosure thereon) not otherwise prohibited by the “Liens” covenant.

       “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

       “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

       “Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

       “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

       “Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

       “Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by (i) the United States of America or any agency or instrumentally thereof, or (ii) any member of the European Economic Area or Switzerland, or any agency or instrumentality thereof provided that such country, agency or instrumentality has a credit rating at least equal to that of the United

States of America (provided that, in each case, the full faith and credit of such respective nation is pledged in support thereof), or

(2)	time deposits and certificates of deposit and commercial paper issued by a commercial bank organized under the laws of the United States or any political subdivision thereof or under the laws of Canada, Japan or Switzerland or any member of the European Economic Area, in each case, of recognized standing having capital and surplus in excess of $500 million (or the foreign currency equivalent thereof), or

(3)	commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Corporation or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc.

and in the case of each of (1), (2), and (3) maturing within one year after the date of acquisition, or

(4)	Euro or dollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months, and overnight bank deposits, in each case with any domestic (United States) commercial bank having capital and surplus in excess of $500 million (or the foreign currency equivalent thereof) and a Keefe Bank Watch Rating of “B” or better; provided, in the case of (1) through (4), that with respect to any non-domestic Person, Cash Equivalents shall also mean those investments that are comparable to clauses (2) and (4) above in such Person’s country of organization or country where it conducts business operations.

       “Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Solectron and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2)	the adoption of a plan by the Board of Directors of Solectron relating to the liquidation or dissolution of Solectron;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Solectron, measured by voting power rather than number of shares; or

(4)	the first day on which a majority of the members of the Board of Directors of Solectron are not Continuing Directors.

       “Comparable Treasury Issue” means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. “Independent Investment Banker” means Goldman, Sachs & Co. or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an investment banking firm of national reputation selected by Solectron.

       “Comparable Treasury Price” means with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such redemption date, or (ii) if Solectron obtains fewer than three such Reference Security Dealer Quotations, the average of all such quotations.

       “Consolidated Cash Flow” means, without duplication, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)	an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Consolidated Restricted Subsidiaries in connection with a sale of assets outside the ordinary course of business, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Consolidated Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	Consolidated Fixed Charges of such Person and its Consolidated Restricted Subsidiaries for such period; plus

(4)	the aggregate amount of restructuring charges, write-downs and reserves taken by Solectron in connection with its corporate restructuring described in “Business — Competitive Strengths — Reduced Cost Structure and Improved Working Capital Management,” but without regard to the expected timing of such restructuring charges, write-downs and reserves, will be added back; provided that the aggregate amount added to Consolidated Cash Flow pursuant to this clause (4) shall not exceed $409 million; plus

(5)	depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Consolidated Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business.

in each case, on a Consolidated basis and determined in accordance with GAAP.

       “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and wholly-owned, Consolidated Restricted Subsidiaries and its pro rata share of Net Income of its other Consolidated Restricted Subsidiaries for such period, on a Consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Consolidated Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Consolidated Restricted Subsidiary of the Person;

(2)	the Net Income of any Consolidated Restricted Subsidiary will be excluded to the extent, but only to the extent, that the declaration or payment of dividends or similar distributions by that Consolidated Restricted Subsidiary of that Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Consolidated Restricted Subsidiary;

(3)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded; and

(4)	the cumulative effect of a change in accounting principles will be excluded.

       “Consolidated Net Tangible Assets” means Total Assets after deducting therefore (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount,

organization expenses and other like intangibles, all as set forth in the most recent balance sheet of Solectron and its Consolidated Restricted Subsidiaries and computed in accordance with GAAP.

       “Consolidated Net Worth” of any Person at any date means the aggregate consolidated stockholders’ equity of such Person (plus amounts of equity attributable to preferred stock) and its consolidated Subsidiaries, as would be shown on the consolidated balance sheet of such Person prepared in accordance with GAAP, adjusted to exclude (to the extent included in calculating such equity), (a) the amount of any such stockholders’ equity attributable to Disqualified Stock or treasury stock of such Person and its consolidated Subsidiaries, (b) all upward revaluations and other write-ups in the book value of any asset of such Person or a Consolidated Subsidiary of such Person subsequent to the date of the indenture, (c) all investments in subsidiaries that are not Consolidated Subsidiaries and in Persons that are not Subsidiaries, and (d) the aggregate amount of Restricted Payments that such Person could make pursuant to the first paragraph of the covenant described in “Certain Covenants Before the Fall Away Event — Restricted Payments.”

       “Consolidation” means, with respect to any Person, the consolidation of the accounts of the Restricted Subsidiaries of such Person with those of such Person, all in accordance with GAAP; provided, that “consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary with the accounts of such Person. The term “Consolidated” has a correlative meaning to the foregoing.

       “Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Solectron who:

(1)	was a member of such Board of Directors on the date of the indenture; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

       “Credit Agreements” means (i) that certain 364-day revolving credit agreement, proposed be entered into by and among Solectron, Goldman Sachs Credit Partners L.P., Bank of America, N.A., JPMorgan Chase Bank, The Bank of Nova Scotia and the other lenders party thereto providing for up to $250.0 million of revolving credit borrowings, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and that certain three year senior revolving credit agreement, proposed to be entered into by and among Solectron, Goldman Sachs Credit Partners L.P., Bank of America, N.A, J.P. Morgan Chase Bank, The Bank of Nova Scotia and the other lenders party thereto providing for up to $250.0 million of revolving credit borrowings, in each case that are referred to in this prospectus supplement whether or not in effect on the date of the Indenture; and (ii) one or more other term loans, revolving loans, swing-line or commercial paper facilities (including any letter of credit sub-facilities or other facilities) entered into with commercial banks or other financial institutions, and any such facility or facilities entered into in replacement, extension, renewal, refinancing or refunding thereof, including, in each case, any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time whether or not with the same agent, trustee, representative lenders or holders, and irrespective of any changes in the terms and conditions thereof.

       “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

       “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute

Disqualified Stock solely because the holders of the Capital Stock have the right to require Solectron to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that Solectron may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants Before the Fall Away Event-Restricted Payments.”

       “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

       “Euro” or “€” means the currency adopted by those countries participating in the third stage of European Union.

       “European Economic Area” means the member nations of the European Economic Area pursuant to the Oporto Agreement on the European Economic Area dated May 2, 1992 as amended.

       “European Union” means the member nations to the third stage of economic and monetary union pursuant to the Treaty of Rome establishing the European Community, as amended by the Treaty on European Union, signed at Maastricht on February 7, 1992.

       “Existing Indebtedness” means Indebtedness and Disqualified Stock of Solectron and its Subsidiaries (other than Indebtedness under the Credit Agreements) and preferred stock of Restricted Subsidiaries in existence on the date of the indenture, until such amounts are repaid or are no longer outstanding.

       “Existing Synthetic Lease Financings” means Synthetic Lease Obligations of Solectron and its Subsidiaries in existence on the date of the indenture until Solectron’s or its Subsidiaries’ obligation to make payments thereunder have terminated or been discharged.

       “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)	the Consolidated interest expense of such Person and its Consolidated Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)	the Consolidated interest expense of such Person and its Consolidated Restricted Subsidiaries that was capitalized during such period; plus

(3)	any interest expense on Indebtedness of another Person to the extent Guaranteed by such Person or one of its Consolidated Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Consolidated Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)	the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Consolidated Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Solectron (other than Disqualified Stock) or to Solectron or a Consolidated Restricted Subsidiary of Solectron, multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a Consolidated basis and in accordance with GAAP.

       “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Consolidated Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Consolidated Restricted Subsidiaries for such period. In the event that the specified Person or any of its Consolidated Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

       In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Consolidated Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of on or prior to the Calculation Date, will be excluded; and

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of on or prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Consolidated Restricted Subsidiaries following the Calculation Date.

       “Foreign Subsidiary” means any Restricted Subsidiary of Solectron which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia, and (ii) conducts substantially all of its business operations outside the United States of America.

       “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

       “Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

       “Guarantors” means any subsidiary that executes a Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

       “Hedging Obligations” means, with respect to any specified Person, the net obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2)	foreign exchange contracts or currency swap agreements; and

(3)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates, currency values or commodity prices.

       “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing the net liability under any Hedging Obligations,

if and only to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In no event shall the term “Indebtedness” include any lease properly classified as an operating lease in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person, provided that if such Indebtedness is not assumed by the specified Person, the amount of the Indebtedness shall be limited to the lesser of the fair market value of the assets (determined by Solectron in good faith) subject to such Lien and the total amount of such Indebtedness) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

       The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

       “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers, directors and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If Solectron or any Restricted Subsidiary of Solectron sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Solectron such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Solectron, Solectron will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of Solectron’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants Before a Fall Away Event — Restricted Payments.”

       “Lien” with respect to a Person means, with respect to any asset of such Person, any mortgage, lien, pledge, fixed or floating charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option in favor of a third-party or other agreement to sell or give a security interest in any jurisdiction.

       “Make-Whole Premium” means, with respect to a note, the sum of the present values of the remaining scheduled payments of interest, principal and premium thereon (not including any portion of such payments of interest accrued as of the date of redemption) as if the notes were redeemed on February 15, 2006 pursuant to “— Optional Redemption” on such date, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points.

       “Moody’s” means Moody’s Investors Service, Inc.

       “Net Cash Proceeds” means the aggregate amount of cash or Cash Equivalents received by Solectron in the case of a sale of its Equity Interests (excluding Disqualified Stock) and by Solectron and its Restricted Subsidiaries in respect of an Asset Sale plus, in the case of an issuance of its Equity Interests (excluding Disqualified Stock) upon any exercise, exchange or conversion of securities (including, without limitation, options, warrants, rights and convertible or exchangeable debt) of Solectron that were issued for cash on or after the date of the indenture, the amount of cash originally received by Solectron upon the issuance of such securities (including, without limitation, options, warrants, rights and convertible or exchangeable debt) less, in each case, the sum of all payments, fees, commissions and (in the case of Asset Sales, reasonable and customary), expenses (including, without limitation, the fees and expenses of legal counsel and investment banking fees and expenses) incurred in connection with such Asset Sale or sale of Equity Interests, and, in the case of an Asset Sale only, less (i) the amount (estimated reasonably and in good faith by Solectron) of income, franchise, sales and other applicable taxes required to be paid by Solectron or any of its respective Subsidiaries in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes; (ii) the amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Agreement, secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP; and (iii) the amount of any liability required to be accrued on Solectron’s Consolidated financial statements in accordance with GAAP solely by virtue of such sale.

       “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any sale of assets outside the ordinary course of business; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

       “Non-Recourse Debt” means Indebtedness:

(1)	as to which neither Solectron nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender, unless, in the case of (a), (b) or (c), such action is undertaken in compliance with the covenant described under “Certain Covenants Before the Fall Away Event — Restricted Payments;”

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of Solectron or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of such Indebtedness to be accelerated or payable prior to its stated maturity; and

(3)	as to which the lenders have been notified in writing or have otherwise agreed that they will not have any recourse to the assets of Solectron or any stock or assets of its Restricted Subsidiaries.

       “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

       “Permitted Business” means any business conducted by Solectron or its Restricted Subsidiaries on the date of the indenture, and any business reasonably related thereto or reasonable extensions thereof.

       “Permitted Investments” means:

(1)	any Investment in Solectron or in a Restricted Subsidiary of Solectron;

(2)	any Investment in Cash Equivalents or the notes;

(3)	any Investment by Solectron or any Subsidiary of Solectron in a Person, if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of Solectron; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Solectron or a Restricted Subsidiary of Solectron;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Asset Sales”;

(5)	any acquisition of any property, assets, securities or rights, solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Solectron;

(6)	any Investments received in compromise of obligations of such persons, incurred in the ordinary course, of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or consideration received in settlement of litigation claims in tort, bankruptcy, liquidation, receivership, insolvency or otherwise;

(7)	Investments in (a) prepaid expenses and negotiable instruments held for collection in the ordinary course of business, (b) accounts receivable arising in the ordinary course of business (and Investments obtained in exchange or settlement of accounts receivable for which Solectron or any Restricted Subsidiary has determined that collection is not likely) and (c) lease, utility and worker’s compensation, performance and other similar deposits arising in the ordinary course of business;

       (8)     Hedging Obligations; and

(9)	other Investments after the date of the indenture in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding not to exceed 10% of Total Assets measured on the date each such Investment is made.

       “Permitted Liens” means:

(1)	Liens securing Indebtedness and other Obligations under the Credit Agreements that were permitted by the terms of the indenture to be incurred;

(2)	Liens in favor of Solectron or any of its Restricted Subsidiaries;

(3)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated with Solectron or any Subsidiary of Solectron; provided that such Liens were not entered into in contemplation of such merger or consolidation and do not extend to any assets of Solectron or its Restricted Subsidiaries other than the acquired Person;

(4)	Liens on property existing at the time of acquisition of the property by Solectron or any Subsidiary of Solectron, provided that such Liens were in existence prior to the contemplation of such acquisition;

(5)	Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

        (6)     Liens existing on the date of the indenture;

(7)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently pursued, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefore;

(8)	Liens incurred in the ordinary course of business of Solectron or any Subsidiary of Solectron with respect to Obligations that do not exceed $5.0 million at any one time outstanding;

(9)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (11) of the second paragraph of the covenant entitled “Certain Covenants Before the Fall Away Event — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the property acquired with such Indebtedness together with any attachments, appurtenances, replacements, fixtures, leasehold improvements or proceeds related thereto;

(10)	Liens securing Permitted Refinancing Indebtedness incurred to refinance Indebtedness that was previously so secured in a manner no more adverse to the holders of notes than the terms of the Liens securing such refinanced Indebtedness, provided that the Indebtedness secured is not increased and the Lien is not extended to any additional assets or property that was not security for the Indebtedness so refinanced;

(11)	Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of banker’s acceptances issued or credited for the account of such Person to facilitate the purchase, shipment or storage of such inventory or goods;

(12)	Liens on assets leased to Solectron or a Restricted Subsidiary of Solectron if such lease is properly classified as an operating lease in accordance with GAAP.

(13)	Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(14)	Liens on the Equity Interests of Unrestricted Subsidiaries securing obligations of Unrestricted Subsidiaries not otherwise prohibited by the Indentures;

(15)	substitutions of collateral securing certain interest payments and principal of Solectron’s 7.25% Adjustable Conversion-Rate Equity Securities (the “ACES”) as set forth in “Description of Other Indebtedness — 7.25% Adjustable Conversion-Rate Equity Security Units” made in accordance with the terms of the pledge agreement relating to the ACES as in effect on the date of the indenture, as more fully described in the indenture; and

(16)	Liens on cash securing obligations of Solectron or its Restricted Subsidiaries in an amount not to exceed $394 million but only to the extent that (a) such obligations are under Synthetic Lease Obligations, (b) such Synthetic Lease Obligations were secured on the date of the indenture, (c) the granting of such Lien(s) is in connection with obtaining a waiver, consent or amendment, and (d) immediately prior to such Lien being granted, such Synthetic Lease Obligations are Indebtedness under the terms of the indenture by virtue of a change in GAAP.

       “Permitted Refinancing Indebtedness” means any Indebtedness of Solectron or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Solectron or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes or are Liquid Yield Option Notes issued and outstanding prior to date of the indenture, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by Solectron or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

       “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

       “Qualified Equity Offering” means (i) any public offering of common stock (other than Disqualified Stock) of Solectron, or (ii) an unregistered offering of common stock (other than Disqualified Stock) of Solectron with Net Cash Proceeds to Solectron in excess of $50 million.

       “Qualified Foreign Indebtedness” means indebtedness incurred by a Foreign Subsidiary of Solectron which (i) is incurred primarily to finance the acquisition, design or construction of the property, plant or equipment of such Foreign Subsidiary or any of its Restricted Subsidiaries, and (ii) is incurred pursuant to clause (1) of the second paragraph of the covenant described in “Certain Covenants Before the Fall Away Event — Incurrence of Indebtedness and Issuance of Preferred Stock.”

       “Reference Treasury Dealer” means (i) Goldman, Sachs & Co. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New

York City (a “Primary Treasury Dealer”), Solectron is required to substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by Solectron.

       “Reference Treasury Dealer Quotations” means, with respect of each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the each Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

       “Replacement Asset” means (i) any property or assets (excluding Equity Interests, Indebtedness and any other securities) that will be used in a Permitted Business of Solectron or any Restricted Subsidiary, (ii) any Equity Interests of a Person that becomes a Restricted Subsidiary of Solectron, and (iii) any Permitted Investment (other than the Permitted Investment described in clause (4) of the definition thereof) which is permitted at the time such Permitted Investment is made pursuant to the covenant described in “Certain Covenants Before the Fall Away Event — Restricted Payments.”

       “Restricted Investment” means an Investment other than a Permitted Investment.

       “Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

       “S&P” means Standard & Poor’s Ratings Group.

       “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

       “Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

       “Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

       “Synthetic Lease Obligations” means the monetary obligation of a Person under (a) a so-called synthetic or tax retention lease, or (b) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, for U.S. Federal income tax purposes, is characterized as the indebtedness of such Person (without regard to accounting treatment).

       “Total Assets” means, with respect to any date of determination, Solectron’s total assets shown on Solectron’s Consolidated balance sheet in accordance with GAAP on the last day of the fiscal quarter prior to the date of determination.

       “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual yield to maturity of the Comparable Treasury Issue, assuming a price for the comparable

Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

       “Unrestricted Subsidiary” means any Subsidiary of Solectron that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary at the time of such designation:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with Solectron or any Restricted Subsidiary of Solectron unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Solectron or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Solectron;

(3)	is a Person with respect to which neither Solectron nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of Solectron or any of its Restricted Subsidiaries.

       Any designation of a Subsidiary of Solectron as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Certain Covenants Before the Fall Away Event — Restricted Payments.” Upon any Unrestricted Subsidiary being designated as a Restricted Subsidiary it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Solectron as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Certain Covenants Before the Fall Away Event — Incurrence of Indebtedness and Issuance of Preferred Stock,” Solectron would be in default under the indenture. The Board of Directors of Solectron may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Solectron of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Certain Covenants Before the Fall Away Event — Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

       “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

       “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

DESCRIPTION OF OTHER INDEBTEDNESS

Proposed New Secured Credit Facilities

       We have received a commitment letter for $500 million of senior secured revolving credit facilities expected to consist of a $250 million 364-day senior secured revolving credit facility and a $250 million 3-year senior secured revolving credit facility, although no assurances can be given that we will successfully negotiate and consummate this transaction or a similar transaction or transactions. We expect to enter into these facilities, arranged by Goldman Sachs Credit Partners L.P. (“GSCP”), an affiliate of Goldman, Sachs & Co., substantially concurrent with and contingent upon the closing of the issuance of the notes. It is expected that each of GSCP, Banc of America Securities LLC, J.P. Morgan Securities Inc. and Scotia Capital (USA) Inc. or their affiliates will be agents in, and BNP Paribas Securities Corp. or its affiliates and other parties will be lenders under, the proposed new secured credit facilities.

       The commitment letter contains various customary conditions to closing and also includes a condition to closing that at the closing of the facilities the ratings by Moody’s Investors Service and Standard & Poor’s for our senior unsecured debt will be at least Ba1 and BB+, respectively. Upon closing, drawings on the facilities will be subject to satisfaction of customary conditions (including representations and warranties being true and correct, no default or event of default in existence and delivery of satisfactory documentation). There is no requirement in the facilities for us to maintain our ratings.

       The proposed new secured credit facilities are expected to be undrawn at closing and will provide us with the ability to request additional commitments, subject to our obtaining the commitment from lenders. Any additional commitments will be on terms mutually agreeable to us and GSCP, and will not be subject to the consent of the lenders.

       The proposed new secured credit facilities are expected to be guaranteed by all domestic material subsidiaries of the company and will be secured by a pledge of (i) 100% of the capital stock of all domestic material subsidiaries, (ii) 65% of the capital stock of certain first tier material foreign subsidiaries and (iii) certain of our intercompany loans.

       The proposed new secured credit facilities will also be subject to various customary covenants and conditions precedent. The negative covenants are anticipated to include limitations on indebtedness, investments, liens, burdensome agreements, fundamental changes, dispositions, capital expenditures and restricted junior payments. The proposed new secured credit facilities will also contain the following financial covenants: minimum consolidated tangible net worth, minimum cash interest coverage and maximum consolidated indebtedness to capitalization. Upon the receipt by us of ratings by Standard & Poor’s and Moody’s Investors Service of our senior, unsecured debt of at least BBB- and Baa3, respectively, with an outlook of stable or better, certain limitations, including limitations on restricted junior payments and capital expenditures, shall be terminated.

7 3/8% Senior Notes due 2006

       General. On February 29, 1996, we issued $150,000,000 principal amount of 7 3/8% Senior Notes due 2006 pursuant to an indenture dated February 15, 1996 between us and State Street Bank and Trust Company, as trustee. On May 29, 1996 we consummated an offer to exchange those notes for $150,000,000 principal amount of 7 3/8% Senior Notes due 2006 with substantially identical terms except that they have been registered under the Securities Act.

       Maturity and Interest. The 7 3/8% Senior Notes due 2006 are limited in aggregate principal amount to $150,000,000 and will mature on March 1, 2006. Interest on the 7 3/8% Senior Notes due 2006 accrues at 7 3/8% per annum and is payable semiannually on March 1 and September 1 of each year.

       Ranking. The 7 3/8% Senior Notes due 2006 are our unsecured unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and rank senior in right of payment to all of our existing and future subordinated obligations. The 7 3/8% Senior Notes due 2006 are effectively subordinate to all existing and future obligations of our subsidiaries.

       Redemption. The 7 3/8% Senior Notes due 2006 may not be redeemed prior to maturity.

       Covenants. The indenture relating to the 7 3/8% Senior Notes due 2006 restricts, among other things, our ability to incur certain liens and enter into certain sale and lease-back transactions.

$1,656,000,000 aggregate principal amount at maturity of Liquid Yield Option™ Notes due 2019 (Zero Coupon-Senior)

       General. On January 27, 1999, we issued an aggregate of $1,656,000,000 principal amount at maturity of Liquid Yield Option Notes™ due 2019 (Zero Coupon-Senior) pursuant to an indenture between us and State Street Bank and Trust Company, N.A., as trustee. We issued the LYONs at an issue price of $452.89 per LYON (45.289% of the principal amount at maturity).

       Maturity and Interest. We will not pay interest on the LYONs prior to maturity. Instead, on January 27, 2019, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity 4% per year (computed on a semi-annual bond equivalent basis) calculated from January 27,1999.

       Ranking. The LYONs are our unsecured and unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and rank senior in right of payment to all of our existing and future subordinated obligations. The LYONs are effectively subordinated to all existing and future obligations of our subsidiaries.

       Conversion. Each LYON will be convertible at the option of the holder at any time on or before the maturity date, unless the LYONs have previously been redeemed or purchased. Upon conversion, we will deliver 14.944 shares of our common stock per LYON. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount.

       Purchase at Option of Holders. Holders may require Solectron to purchase all or a portion of their LYONs on January 28, 2002, at a price of $510.03 per LYON and on January 27, 2009, at a price of $672.97 per LYON. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, upon a change in control occurring on or before January 27, 2002, each holder may require us to repurchase all or a portion of such holder’s LYONs at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of repurchase.

       Redemption. We may redeem all or a portion of the LYONs on or after January 27, 2003 at certain specified redemption prices.

$4,025,000,000 aggregate principal amount at maturity of Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior)

       General. On May 8, 2000, we issued an aggregate of $4,025,000,000 principal amount at maturity of Liquid Yield Option Notes™ due 2020 (Zero Coupon-Senior) pursuant to an indenture between us and State Street Bank and Trust Company, N.A., as trustee. We issued the LYONs at an issue price of $579.12 per LYON (57.912% of the principal amount at maturity).

       Maturity and Interest. We will not pay interest on the LYONs prior to maturity. Instead, on May 8, 2020, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.75% per year (computed on a semi-annual bond equivalent basis) calculated from May 8, 2000.

       Ranking. The LYONs are our unsecured and unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and rank senior in right of payment to all of our existing and future subordinated obligations. The LYONs are effectively subordinate to all existing and future obligations of our subsidiaries.

       Conversion. Holders may convert their LYONs at any time on or before the maturity date, unless the LYONs have previously been redeemed or purchased, into 12.3309 shares of our common stock per LYON. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount.

       Purchase at Option of Holders. Holders may require us to purchase all or a portion of their LYONs on May 8, 2003, at a price of $628.57 per LYON, and on May 8, 2010, at a price of $761.00 per LYON. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, upon a change in control occurring on or before May 8, 2003, each holder may require us to repurchase all or a portion of such holder’s LYONs at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of repurchase.

       Redemption. Solectron may redeem all or a portion of the LYONs at any time on or after May 8, 2003 at certain specified redemption prices.

$2,900,000,000 aggregate principal amount at maturity of Liquid Yield Option™ Notes due 2020 (Zero Coupon-Senior)

       General. On November 20, 2000, we issued an aggregate of $2,900,000,000 principal amount at maturity of Liquid Yield Option Notes™ due 2020 (Zero Coupon-Senior) pursuant to an indenture between us and State Street Bank and Trust Company, N.A., as trustee. We issued the LYONs at an issue price of $524.78 per LYON (52.478% of the principal amount at maturity).

       Maturity and Interest. We do not intend to pay interest on the LYONs prior to maturity. Instead, on November 20, 2020, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 3.25% per year (computed on a semi-annual bond equivalent basis) calculated from November 20, 2000.

       Ranking. The LYONs are our unsecured and unsubordinated obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated obligations and rank senior in right of payment to all of our existing and future subordinated obligations. The LYONs are effectively subordinated to all existing and future obligations of our subsidiaries.

       Conversion. Each LYON will be convertible at the option of the holder at any time on or after December 15, 2000, up to and including the maturity date, unless the LYONs have previously been redeemed or purchased. Upon conversion, we may elect to deliver 11.7862 shares of our common stock per LYON or, subject to certain limitations, cash in an amount equal to the deemed value of such shares. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount.

       Purchase at Option of Holders. Holders may require Solectron to purchase all or a portion of their LYONs on May 20, 2004, at a price of $587.46 per LYON, on November 20, 2005, at a price of $616.57 per LYON and on November 20, 2010, at a price of $724.42 per LYON. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, upon a change in control occurring on or before May 20, 2004, each holder may require us to repurchase all or a portion of such holder’s LYONs at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of repurchase.

       Redemption. We may redeem all or a portion of the LYONs for cash on or after May 20, 2004 at certain specified redemption prices if the deemed value of the shares of our common stock into which each LYON is convertible has exceeded 150% of the sum of the issue price per LYON plus the accrued original issue discount per LYON plus the accrued interest, if any, per LYON. We may redeem all or a portion of the LYONs at any time on or after November 20, 2005 at certain specified redemption prices.

7.25% Adjustable Conversion-Rate Equity Security Units

       General. On December 27, 2001 and January 8, 2002, we issued an aggregate of 44,000,000 7.25% Adjustable-Conversion-Rate Equity Security Units pursuant to an indenture and a purchase contract agreement, each between us and State Street Bank and Trust Company, N.A., as trustee and purchase contract agent, respectively. Goldman, Sachs & Co., Banc of America Securities LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated were the underwriters in this transaction.

       The Units. Each equity security unit has a stated amount of $25 and consists of (a) a contract to purchase, for $25, shares of our common stock of Solectron on November 15, 2004, the number of which shares will be determined by us based on the average trading price of our common stock at that time and certain specified settlement rates ranging from 2.1597 shares of our common stock per purchase contract to 2.5484 shares of our common stock per purchase contract (subject to certain anti-dilution adjustments) and (b) $25 principal amount of our 7.25% subordinated debentures due 2006. The debentures initially will be held as a component of a unit and pledged for our benefit to secure the holder’s obligation to purchase our common stock under the related purchase contract. Settlement of the purchase contracts will occur on the stock purchase date, November 15, 2004.

       Principal, Maturity, Interest and Remarketing. The debentures have a principal amount of $25 and mature on November 15, 2006. Holders of the debentures receive quarterly interest payments on the debenture at the initial annual rate of 7.25% on each February 15, May 15, August 15, and November 15, commencing February 15, 2002. On or about August 15, 2004, the debentures will be remarketed at a specified price and, assuming a successful remarketing, the interest rate on the debentures will be reset. In such a case, the proceeds from the remarketing will be used to settle the purchase contracts on November 15, 2004. If there is a failed remarketing, the interest rate on the debentures will not be reset and we will be entitled to exercise our rights as a secured party on November 15, 2004 and, subject to applicable law, retain the debentures pledged as collateral or sell them in one or more private sales or otherwise.

       Ranking. We have pledged treasury securities sufficient to provide for payment in full when due of the scheduled interest payments on the debentures due on or before November 15, 2003, which will secure, through the interest payment date occurring on November 15, 2003, our obligations to pay interest and principal under the debentures. Other than with respect to this limited security, the debentures are our general, unsecured obligations and will initially rank subordinate in right of payment to all of our existing and future senior debt (but unsubordinated in right of payment in an amount equal to the value of the pledged treasury securities described in the previous sentence). If, at the time of a successful remarketing, we receive ratings by Standard & Poor’s and Moody’s Investors Service on our senior unsecured debt of at least BBB- and Baa3, respectively, each with an outlook of stable or better, then the subordination provisions of the debentures will no longer be applicable and the debentures will automatically become our general, unsecured obligations ranking equally in right of payment with all our existing and future unsubordinated debt. The debentures are effectively subordinate to all existing and future obligations of our subsidiaries.

       Early Settlement of Purchase Contracts. At any time prior to the seventh business day prior to November 15, 2004, a holder of units may settle the related purchase contracts by delivering $25 multiplied by the number of purchase contracts being settled. If we are involved in a merger in which we are not the surviving entity and in which at least 30% of the consideration is in cash or cash equivalents, each holder of the units has the right to accelerate and settle the related purchase contract.

       Redemption. In the event of certain tax events, we may, at our option, redeem the debentures at the redemption price as specified in the indenture. Other than in the event of such a tax event redemption, we are not entitled to redeem the debentures prior to maturity.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

       The following table sets forth as of November 26, 2001 information relating to the beneficial ownership of the Company’s common stock or shares exchangeable into the Company’s common stock by (i) each person known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock, (ii) each director (or nominee), (iii) each of the executive officers named in the Summary Compensation Table of our Proxy Statement filed with the Commission on December 14, 2001, and (iv) all directors and executive officers as a group.

			Approximate
Name	Amount Owned(1)		Percentage Owned

AXA Financial Inc.	95,428,018	(2)	14.26%
1290 Avenue of the Americas New York, NY 10104
Dennis Wood	15,067,644	(3)	2.25%
Ajay B. Shah	6,694,936	(4)	1.00%
Dr. Koichi Nishimura	1,404,255	(5)	*
Dr. Winston H. Chen	1,220,150	(6)	*
Susan Wang	1,037,009	(7)	*
Ken Tsai	596,139	(8)	*
Charles A. Dickinson	373,738	(9)	*
Dr. Saeed Zohouri	253,192	(10)	*
Dr. Paul R. Low	166,150	(11)	*
Dr. Kenneth E. Haughton	129,150	(12)	*
David Kynaston	86,815	(13)	*
Heinz Fridrich	77,150	(14)	*
Richard A. D’Amore	70,150	(15)	*
Osamu Yamada	52,150	(16)	*
William A. Hasler	46,150	(17)	*
C. Wesley M. Scott	2,282	(18)	*
All directors and executive officers as a group (24 persons)	30,826,661	(19)	4.57%

*	Less than one percent (1%).

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Solectron common stock subject to options held by that person that will be exercisable on or before January 26, 2002, are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Reflects shares held as of September 30, 2001 pursuant to a Form 13F filed by AXA Financial Inc. on November 13, 2001.

(3)	Based on the number of C-MAC shares held by Mr. Wood as of the record date, as adjusted for the exchange ratio applicable to the C-MAC combination. Includes 1,482,975 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(4)	Includes 17,082 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(5)	Includes 1,024,809 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(6)	Includes 70,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(7)	Includes 431,003 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(8)	Includes 459,551 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(9)	Includes 70,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(10)	Includes 253,192 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(11)	Includes 70,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(12)	Includes 70,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(13)	Includes 86,815 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(14)	Includes 70,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(15)	Includes 70,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(16)	Includes 51,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(17)	Includes 34,150 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

(18)	Based on the number of C-MAC shares held by Mr. Scott as of the record date, as adjusted for the exchange ratio applicable to the C-MAC combination.

(19)	Includes 5,018,610 shares issuable upon the exercise of stock options that are exercisable on or before January 26, 2002.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

       This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the notes. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service (the “IRS”) or a court might interpret the existing authorities differently, possibly on a retroactive basis. In either case, the tax consequences of purchasing, owning or disposing of notes could differ from those described below. The summary generally applies only to “U.S. Holders” that purchase notes in the initial offering at their issue price and hold the notes as “capital assets” (generally, for investment). For this purpose, U.S. Holders include citizens or residents of the United States and corporations organized under the laws of the United States or any state. Trusts are U.S. Holders if they are subject to the primary supervision of a U.S. court and the control of one of more U.S. persons. Special rules apply to nonresident alien individuals and foreign corporations and trusts (“Non-U.S. Holders”). This summary describes some, but not all, of these special rules. For U.S. federal income tax purposes, income earned through a foreign or domestic partnership or similar entity is attributed to its owners. Accordingly, if a partnership holds notes, the tax treatment of a holder will generally depend on the status of the partner and the activities of the partnership. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws on U.S. Holders or the effects of any applicable foreign, state, or local laws.

       Investors considering the purchase of notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate and gift tax laws, foreign, state and local laws, and tax treaties.

U.S. Holders

Taxation of Interest

       U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of accounting. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. We believe that the notes will not be issued with original issue discount. Upon a change of control, U.S. Holders will have the right to require us to repurchase all or any part of the notes at a price in excess of their stated principal amount. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that only a remote possibility exists that a change of control will occur. Our determination in this regard is binding on holders unless they disclose their contrary position. If, contrary to expectations, a change of control occurs, and a holder exercises its right to require us to repurchase its notes, the additional payment will be taken into account as part of the proceeds for the notes under the rules described in the following paragraph.

Sale, Exchange or Redemption of the Notes

       A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, exchange or redemption. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note will generally equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation.

Special Tax Rules Applicable to Non-U.S. Holders

Taxation of Interest

       Payments of interest to Non-U.S. Holders are generally subject to U.S. federal income tax at a rate of 30 percent, collected by means of withholding by the payor. Payments of interest on the notes to most Non-U.S. Holders, however, will qualify as “portfolio interest,” and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that

•	owns, directly or indirectly, at least 10 percent of our voting stock, or

•	is a “controlled foreign corporation” that is related to us.

In general, a foreign corporation is a controlled foreign corporation if at least 50 percent of its stock is owned, directly or indirectly, by one or more U.S. persons that each owns, directly or indirectly, at least 10 percent of the corporation’s voting stock.

       The portfolio interest exception and several of the special rules for Non-U.S. Holders described below apply only if the holder certifies its nonresident status. A Non-U.S. Holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the note through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership, the certification requirements generally apply to the partners rather than the partnership.

Sale, Exchange or Redemption of Notes

       Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if

•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business,

•	the Non-U.S. Holder had previously been a citizen or resident of the United States and thus is subject to special rules that apply to expatriates,

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied, or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (“USRPHC”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we have ever been, that we are or that we will become a USRPHC in the future.

Income or Gains Effectively Connected With a U.S. Trade or Business

       The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes by a Non-U.S. Holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes or gain from the sale, exchange or other disposition of the notes is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at regular graduated rates in the same manner as the income or gain of a U.S. Holder. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a Non-U.S. Holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

       The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The notes will not be U.S. situs property as long as interest on the notes paid immediately before the death of the holder would have qualified as portfolio interest exempt from withholding tax (without regard to whether the holder provides the required certification) as described above under “Special Tax Rules Applicable to Non-U.S. Holders — Taxation of Interest.” The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

       Unless a holder is an exempt recipient, such as a corporation, interest and proceeds received from the sale of the notes may be subject to information reporting and may also be subject to U.S. federal backup withholding tax at the applicable rate (currently 30%) if the holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements.

       In general, no backup withholding will be required with respect to payments we make with respect to the notes if a holder has provided us with a Form W-8BEN (or a suitable substitute form) and we do not have actual knowledge or reason to know that the holder is a United States person. In addition, no backup withholding will be required regarding a sale or other disposition of the notes even if made within the United States or through certain United States financial intermediaries if the payor receives the Form described above and does not have actual knowledge or reason to know that the holder is a United States person or if the holder can otherwise establish an exemption.

       Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

       The preceding discussion of certain U.S. federal income tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local, and foreign tax consequences of purchasing, holding, and disposing of our notes, including the consequences of any proposed change in applicable laws.

UNDERWRITING

       We and the underwriters named below have entered into an underwriting agreement with respect to the notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the following principal amount of notes: Goldman, Sachs & Co. – $310,000,000, Banc of America Securities LLC – $50,000,000, J.P. Morgan Securities Inc. – $50,000,000, Scotia Capital (USA) Inc. – $50,000,000 and BNP Paribas Securities Corp. – $40,000,000. Goldman, Sachs & Co. is the representative of the underwriters.

       Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

       The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

       In connection with this offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

       The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased the notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

       These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

       Each underwriter represents, warrants and agrees that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent)for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995,(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”))received by it in connection with the issue or sale of any notes in circumstances in which section 21(1) of the FSMA does not apply to Solectron and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

       The notes may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

       This prospectus has not been registered as a prospectus with the Registrar of Companies and Businesses in Singapore. Each underwriter has agreed that it has not and will not offer or sell any notes or circulate or distribute this prospectus or any other material relating to the notes, either directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the “Singapore Companies Act”) or (ii) to a sophisticated investor in accordance with the conditions specified in Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act.

       Each underwriter has acknowledged and agreed that the notes have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer notes in Japan to a list of 49 offerees in accordance with the above provisions.

       Each underwriter has agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any notes other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) it has not issued or had in its possession for the purpose of issue and will not issue or have in its possession for the purpose of the issue any document, invitation or advertisement relating to the notes in Hong Kong (except if permitted to do so by the securities laws of Hong Kong) other than with respect to notes intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

       We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1.5 million. We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

       Each of the underwriters or their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. Certain of the underwriters participated in the offering of the ACES. See “Description of Other Indebtedness — 7.25% Adjustable Conversion-Rate Equity Security Units.” We expect to enter into our proposed new secured credit facilities with an affiliate of Goldman, Sachs & Co., and expect that affiliates of Banc of America Securities LLC, J.P. Morgan Securities Inc. and Scotia Capital (USA) Inc. in this offering will be agents in such facilities. See “Description of Other Indebtedness — Proposed New Secured Credit Facilities” and “The Transactions.” In addition, certain of the underwriters do or may from time to time hold positions in our LYONs.

       Affiliates of BNP Paribas Securities Corp. are lenders under certain of the operating leases referred to in the “Risk Factors — Risks Relating to the Notes — We will be required to obtain waivers, consents or amendments from holders of certain of our financial instruments or we will be required to pre-pay those obligations” and may receive payment or other compensation in connection with our obtaining waivers or consents or our refinancing or repayment of certain of our operating leases. In addition, we expect an affiliate of BNP Paribas Securities Corp. to be a lender under the proposed new secured credit facilities.

LEGAL MATTERS

       Certain legal matters relating to the validity of the notes offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Palo Alto, California.

EXPERTS

       The consolidated financial statements and schedule of Solectron Corporation as of August 31, 2001 and 2000, and for each of the years in the three-year period ended August 31, 2001, have been included herein and incorporated by reference in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, included and incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in considering your investment in the notes. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement and that the information in the accompanying prospectus is accurate only as of the date on the first page of the accompanying prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates.

       We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read our SEC filings on the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission (“the Commission”) at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at (800) SEC-0330 for further information on the SEC’s public reference rooms. Our filings are also available by calling the New York Stock Exchange at (212) 656-5060.

       The Commission allows us to “incorporate by reference” certain information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for information incorporated by reference which is superseded by information contained in this prospectus, any prospectus supplement or any document that we subsequently filed with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document that is incorporated or deemed to be incorporated by reference will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently filed with the Commission that also is incorporated or deemed to be incorporated by reference or any statement in the accompanying prospectus supplement modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 until our offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended August 31, 2001, filed November 15, 2001.

•	Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission December 4, 2001, amending our Form 8-A previously filed on July 13, 2001.

•	Registration Statement on Form S-8, filed December 12, 2001.

•	Report on Form 8-K, filed December 14, 2001.

•	Definitive Proxy Statement on Schedule 14A filed with the Commission December 14, 2001.

•	Report on Form 8-K, filed December 18, 2001.

•	Report on Form 8-K/A, filed December 18, 2001, amending our Form 8-K previously filed on December 14, 2001.

•	The description of our Adjustable Conversion-Rate Equity Security Units contained in our Registration Statement on Form 8-A filed with the Commission on December 19, 2001, the Amendment to this Form 8-A filed with the Commission on January 7, 2002, and any other amendment or report filed for the purpose of updating such description.

•	Report on Form 8-K, filed January 7, 2002.

•	Report on Form 8-K/A, filed January 10, 2002, amending our Form 8-K previously filed on January 7, 2002.

•	Quarterly Report on Form 10-Q, filed January 11, 2002 for the fiscal quarter ended November 30, 2001.

•	Report on Form 8-K, filed January 31, 2002.

       You may request a copy of these filings, at no cost, by writing to us at Solectron Corporation, 777 Gibraltar Drive, Milpitas, California 95035, by telephoning us at (408) 957-8500, or by email at www.solectron.com.

THIS PAGE INTENTIONALLY LEFT BLANK

Prospectus

$3,000,000,000

Solectron Corporation

Solectron Capital Trust I

By this prospectus, Solectron Corporation may offer or sell —

• Common stock
• Preferred stock
• Senior debt securities
• Subordinated debt securities
• Junior subordinated debt securities
• Warrants
• Stock purchase contracts
• Stock purchase units

In addition, Solectron Corporation, in conjunction with our trust subsidiary, Solectron Capital Trust I, may offer and sell:

•	Trust preferred securities guaranteed, as described in this prospectus, by Solectron Corporation

All of the securities listed above may be sold separately or as units with other securities.

See “Risk Factors” on page 5 for information you should consider before buying the securities.

Solectron Corporation’s common stock is listed on the New York Stock Exchange under the symbol “SLR.” On August 27, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $14.12 per share.

We will provide specific terms of these securities in one or more supplements to this prospectus. You should read this prospectus and any supplement carefully before you purchase any of our, or our trust subsidiary’s, securities.

This prospectus may not be used to offer and sell securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined within this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may offer the securities in amounts, at prices and on terms determined at the time of offering. We and our trust subsidiary may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

This prospectus is dated August 29, 2001

ABOUT THIS PROSPECTUS

       This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus, in one or more offerings, up to an aggregate offering price of $3.0 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the applicable prospectus supplement together with additional information under the heading “Where You Can Find More Information.”

       This prospectus may not be used to consummate sales of securities, unless it is accompanied by a prospectus supplement covering those securities. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

       You should rely only on information contained in, or incorporated by reference into, this prospectus and any prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

       The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

       We have not included separate financial statements of our trust subsidiary, Solectron Capital Trust I, in this prospectus. We do not consider that such financial statements are material to holders of the trust preferred securities because:

•	the trust is a special purpose entity;

•	the trust has not had any operating history or independent operations;

•	the trust is not engaged in, nor will it engage in, any activity other than issuing trust preferred and trust common securities, investing in and holding Solectron’s debt securities and engaging in related activities.

       We do not expect that the trust will file reports with the SEC under the Securities Exchange Act of 1934.

       References in this prospectus to the terms “we,” “us” or “Solectron” or other similar terms mean Solectron Corporation, unless we state otherwise or the context indicates otherwise. The term “trust” refers to Solectron Capital Trust I.

SOLECTRON CORPORATION

       Solectron provides electronics manufacturing services to original equipment manufacturers (OEMs) who design and sell networking equipment, mobile and land based telecommunications equipment, computing equipment, including workstations, notebooks, desktops and peripherals, and other electronic equipment. These original equipment manufacturers include Cisco Systems, Inc., Compaq Computer Corporation, Ericsson Telecom AB, Hewlett-Packard Company, International Business Machines Corporation, Nortel Networks Limited and Apple Computer, Inc. These companies contract with us to build their products for them or to obtain other related services from us.

       We furnish integrated supply chain solutions that span the entire product life-cycle from technology solutions to manufacturing and operations, to global services. Our range of services includes:

•	Advanced building block design solutions;

•	Product design and manufacturing;

•	New product introduction management;

•	Materials purchasing and management;

•	Prototyping;

•	Printed circuit board assembly (the process of placing components on an electrical printed circuit board that controls the processing functions of a personal computer or other electronic equipment);

•	System assembly (for example, building complete systems such as mobile telephones and testing them to ensure functionality);

•	Distribution;

•	Product repair; and

•	Warranty services.

       Providing these services to our customers allows them to remain competitive by focusing on their core competencies of sales, marketing, and research and development. We have manufacturing facilities in the Americas, Europe and Asia/ Pacific. This geographic presence gives our customers access to manufacturing services in the locations close to their expanding markets for faster product delivery.

       We were originally incorporated in California in August 1977. In February 1997, we were reincorporated in Delaware. Our principal executive offices are located at 777 Gibraltar Drive, Milpitas, California 95035. Our telephone number is (408) 957-8500.

SOLECTRON CAPITAL TRUST I

       The trust is a statutory business trust formed under the Delaware Business Trust Act and is governed by a declaration of trust (as it may be amended and restated from time to time) among the trustees of the trust and us. We will execute, together with the relevant trustees, an amended and restated declaration of trust that provides for the issuance of the trust preferred securities if and when we issue them. Any reference to the “declaration” means the original declaration prior to such issuance and the amended and restated declaration following issuance, unless otherwise indicated.

       When the trust issues its trust preferred securities, you and the other holders of the trust preferred securities will own all of the issued and outstanding trust preferred securities of the trust. Solectron will acquire, directly or indirectly, all of the issued and outstanding trust common securities of the trust, representing an undivided beneficial interest in the assets of the trust of approximately 3%.

       The trust will exist primarily for the purposes of:

•	issuing its trust preferred and trust common securities;

•	investing the proceeds from the sale of its securities in Solectron’s debt securities;

•	engaging in only such other activities as are necessary or incidental to issuing its securities and purchasing and holding Solectron’s debt securities.

       The number of trustees of the trust initially will be three. Two of the trustees will be individuals who are officers or employees of Solectron, as regular trustees. The third trustee will be First Union Trust Company, N.A. of Delaware, which has its principal place of business in the State of Delaware. When we file the amended and restated declaration of trust, we will appoint a fourth trustee to act as property trustee.

       First Union Trust Company, acting in its capacity as property trustee, will hold for your benefit a trust preferred securities guarantee, which will be separately qualified under the Trust Indenture Act of 1939.

       Unless otherwise provided in the applicable prospectus supplement, because Solectron will own, directly or indirectly, all of the trust common securities of the trust, Solectron will have the exclusive right to appoint, remove or replace trustees and to increase or decrease the regular number of trustees. The term of the trust will be described in the applicable prospectus supplement, but it may dissolve earlier if so provided in the applicable prospectus supplement.

       The rights of the holders of the trust preferred securities of the trust, including economic rights, rights to information and voting rights, and the duties and obligations of the trustees of the trust, will be contained in and governed by the declaration (as it may be amended and restated from time to time), the Delaware Business Trust Act and the Trust Indenture Act of 1939.

       The address of the principal office of the trust is 777 Gibraltar Drive, Milpitas, California 95035, and the telephone number of the trust at that address is (408) 957-8500.

RECENT DEVELOPMENTS

New Chief Financial Officer

       On August 27, 2001, we announced that Kiran Patel joined us as an officer and will be our Chief Financial Officer, effective September 1, 2001. Concurrent with this announcement we also disclosed that Susan S. Wang, our current Chief Financial Officer, will focus her full-time duties on our new business development activities.

Iphotonics Acquisition

       On August 21, 2001, we announced that we signed a definitive agreement to acquire Iphotonics, Inc., a provider of core optical services. We expect to complete this transaction during the first quarter of our fiscal year ending 2002.

C-MAC Industries Acquisition

       On August 9, 2001, we announced that we signed a definitive agreement under which we will combine with C-MAC Industries. We anticipate that the transaction will be completed by the end of calendar 2001.

Adoption of Stockholder Rights Plan

       On July 2, 2001, we announced that our Board of Directors adopted a Stockholder Rights Plan. Under the plan, we will issue a dividend of one right for each share of our common stock, par value of $0.001 per share, held by stockholders of record as of the close of business on July 30, 2001. The plan is designed to assure stockholders fair value in the event of a proposed unsolicited business combination or similar transaction involving us. The plan was not adopted in response to any attempt to acquire us, and we are not aware of any such effort.

       Each right will initially entitle stockholders to purchase a fractional share of our preferred stock at an exercise price of $150. However, the rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. Upon certain other events, unless redeemed for $0.001 per right, the rights will become exercisable by holders, other than rights held by an unsolicited third party acquirer, for shares of common stock of us or of the third party acquirer having a value of twice the right’s then-current exercise price. Further details of the plan are outlined in a letter that will be mailed to stockholders as of the record date.

Shinei Sangyo Acquisition

       On June 24, 2001, we announced that we completed our acquisition of Singapore Shinei Sangyo Pte Ltd (Shinei), a privately held manufacturer and designer of enclosures for electronics products. Shinei, which will be renamed Shinei International, will be an independently operated subsidiary within our newly formed Power, Packaging and Cooling unit, and continues to market its services to other companies separately. As part of the transaction, we gain Shinei International’s specialized manufacturing and design capabilities, including custom enclosure design and prototyping, tooling and metal fabrication, enclosure assembly and top-level assembly for the server, networking, desktop PC and printer product markets.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus, the related prospectus supplement and the registration statement of which they are a part contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, but not limited to, business plans such as the integration of acquisitions and the potential effects of our Board of Director’s adoption of the stockholder rights plan. We intend that these forward-looking statements be subject to the safe harbors created by those provisions. These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes to differ materially. These statements are generally accompanied by words like “intend,” “anticipate,” “believe,” “estimate,” “expect,” or similar statements. These risks and uncertainties, which in some instances are beyond our control, include: global economic slowdown and declining customer demand and our ability to integrate acquired businesses successfully, risks associated with the cyclical nature of the electronics industry, the requirement to continue to reduce the cost of our products, the competitiveness of our industry, an increase in the cost of our raw materials and the ability to integrate the Shinei operations effectively. For more information about risks and uncertainties see — “Risk Factors” in the next section. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. Therefore, we can give no assurance that the results contemplated in these forward-looking statements will be realized. The inclusion of this forward-looking information should not be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by our company will be achieved. Furthermore, past performance in operations and share price are not necessarily indicative of future performance. Solectron disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

       An investment in our securities involves a high degree of risk. Before making an investment decision you should consider carefully the risks discussed in the risk factors below, in any documents incorporated herein by reference and the risk factors and other information contained in the prospectus supplement to this prospectus.

We are exposed to general economic conditions.

       As a result of recent unfavorable economic conditions and reduced capital spending, our sales have declined in the third quarter compared to the first two quarters of fiscal 2001. In particular, sales to OEMs in the telecommunications, workstation and server equipment manufacturing industry in the United States were impacted during the third quarter of fiscal 2001. If the economic conditions in the United States worsen or if a wider or global economic slowdown occurs, we may experience a material adverse impact on our business, operating results, and financial condition.

Significant Leverage; Debt Service

       Our ratio of earnings to fixed charges for the nine months ended May 31, 2001 was 2.10x as compared to 8.84x for the nine months ended May 31, 2000 which is the corresponding period for the prior year.

       As a result of the sale of certain securities described in this prospectus, our debt service obligations could increase substantially. The degree to which we may be leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

       We will require substantial amounts of cash to fund scheduled payments of principal and interest on our outstanding indebtedness, including the sale of certain securities described in this prospectus, future capital expenditures and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing, that any such financing would be on favorable terms, or that we will be permitted to do so under the terms of our existing financing arrangements, or our financing arrangements in effect in the future. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to experience adverse operating results or to fund required capital expenditures or increased working capital requirements may be adversely affected.

Holding Company Structure

       Most of our operations are conducted through, and most of our assets are held by, our subsidiaries, and, therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations, including our obligations under certain securities described in this prospectus. Except to the extent we may ourself be a creditor with recognized claims against our subsidiaries, all claims of creditors and holders of preferred stock, if any, of the subsidiaries will have priority with respect to the assets of such subsidiaries over the claims of our creditors, including holders of certain securities described in this prospectus.

The securities described in this prospectus will be effectively junior in right of payment to our senior secured debt and to obligations of our subsidiaries.

       Certain securities described in this prospectus will be effectively subordinated to all our subsidiaries’ existing and future preferred stock, indebtedness and other liabilities. This is because our right to receive the assets of any of our subsidiaries upon their liquidation or reorganization will be effectively subordinated, by operation of law, to the claims of our subsidiaries’ creditors and interests of their preferred stockholders. These creditors include trade creditors. However, even if we are recognized as a creditor of any of our subsidiaries, our claims would be subordinated to any indebtedness of that subsidiary that is senior in right of payment to our claim. Our assets consist almost exclusively of our ownership interests in our direct and indirect subsidiaries and affiliated companies that operate our respective businesses. Our ability to satisfy our obligations on the securities described in this prospectus and to repay the principal of certain securities described in this prospectus depends on earnings and cash flows or sales of the shares or assets of our subsidiaries and affiliate companies and payment of funds by our subsidiaries or affiliated companies to us in the form of loans, dividends and otherwise. Some of our subsidiaries and other affiliates are parties to credit or other borrowing agreements that severely restrict or prohibit them from making distributions to us. The future operating performance of our subsidiaries and affiliated companies is also subject to general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Most of our net sales comes from a small number of customers; if we lose any of these customers, our net sales could decline significantly.

       Most of our annual net sales come from a small number of our customers. Our 10 largest customers accounted for approximately 65% and 72% of net sales in the three- and nine-month periods ended May 31, 2001 and approximately 68% and 71% of net sales for the corresponding periods of fiscal 2000. Since we depend on continued net sales from our 10 largest customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our net sales to decline significantly. Some of these customers individually account for more than 10 percent of our annual net sales. We cannot guarantee that we will be able to retain any of our 10 largest customers or any other accounts. In addition, our customers may materially reduce the level of services ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time. Moreover, our business, financial condition and results of operations will continue to depend significantly on our ability to obtain orders from new customers, as well as on the financial condition and success of our customers. Therefore, any adverse factors affecting any of our customers or their customers could have a material adverse effect on our business, financial condition and results of operations.

Our long-term contracts do not include minimum purchase requirements.

       Although we have long-term contracts with a few of our top 10 customers, including Cisco, Ericsson and Nortel under which these customers are obligated to obtain services from us, not all of them are obligated to purchase any minimum amount of services. As a result, we cannot guarantee that we will receive any net sales from these contracts. In addition, customers which we have long-term contracts with may materially reduce the level of services ordered at any time. This could cause a significant decline in our net sales, and we may not be able to reduce our accompanying expenses at the same time.

Possible fluctuation of operating results from quarter to quarter could affect the market price of our securities.

       Our quarterly earnings may fluctuate in the future due to a number of factors including the following:

•	Differences in the profitability of the types of manufacturing services we provide. For example, high-velocity and low-complexity PCB and systems assembly services have lower gross margins than low-volume, high-complexity PCB and systems assembly services;

•	Our ability to maximize the use of our equipment and facilities depends on the duration of the production run time for each job and customer;

•	The amount of automation we can use in the manufacturing process for cost reduction varies, depending upon the complexity of the product being made;

•	Our ability to optimize the ordering of inventory as to timing and amount to avoid holding inventory in excess of immediate production needs;

•	Fluctuations in demand for our services or the products being manufactured;

•	Fluctuations in the availability and pricing of components;

•	Timing of expenditures in anticipation of increased sales;

•	Cyclicality in our target markets; and

•	Expenses associated with acquisitions.

       Therefore, our operating results in the future could be below the expectations of securities analysts and investors. If this occurs, the market price of our securities could be harmed.

We depend upon the electronics industry, which continually produces technologically advanced products with short life cycles; our inability continually to manufacture such products’ cost effectively would harm our business.

       Most of our net sales are to companies in the electronics industry, which is subject to rapid technological change and product obsolescence. If our customers are unable to create products that keep pace with the changing technological environment, our customers’ products could become obsolete and the demand for our services could decline significantly. If we are unable to offer technologically advanced, cost-effective, quick-response manufacturing services to customers, demand for our services would also decline. In addition, a substantial portion of our net sales is derived from our ability to offer complete service solutions for our customers. For example, if we fail to maintain high-quality design and engineering services, our net sales would significantly decline.

       For our technology solutions business, we have experienced, and may in the future experience, delays from time to time in the development and introduction of new products. Moreover, we cannot ensure that we will be successful in selecting, developing, manufacturing and marketing new products or enhancements. We cannot ensure that defects or errors will not be found in our products after commencement of commercial shipments, which could delay the market acceptance of those products. The inability to introduce new products or enhancements could harm our business, financial condition and results of operations.

We depend on a limited or sole source of suppliers for critical components. The inability to obtain sufficient components as required would cause harm to our business.

       We depend on certain suppliers, including limited and sole source suppliers, to provide key components used in our products. We have experienced and may continue to experience delays in component deliveries, which could cause delays in product shipments and require the redesign of certain products. Also, for our technology solutions business, we depend on certain limited or sole source suppliers for critical components used for our memory module, communications card and embedded computer products. The electronics industry has experienced in the past, and may experience in the future, shortages in semiconductor devices, including DRAM, SRAM, flash memory, tantalum capacitors and other commodities that may be caused by such conditions as overall market demand surges or supplier production capacity constraints. Except for certain commodity parts, we generally have no written agreements with our suppliers. We cannot ensure that we will receive adequate component supplies on a timely basis in the future. The inability to continue to obtain sufficient components as required, or to develop alternative sources as required, could cause delays, disruptions or reductions in product shipments or require product redesigns, which could damage relationships with current or prospective customers, thereby causing harm to our business.

We potentially bear the risk of price increases associated with potential shortages in the availability of electronics components.

       At various times, there have been shortages of components in the electronics industry. One of the services that we perform for many customers is purchasing electronics components used in the manufacturing of the customers’ products. As a result of this service, we potentially bear the risk of price increases for these components if we are unable to purchase components at the pricing level anticipated to support the margins assumed in our agreements with our customers.

Our net sales could decline if our competitors provide comparable manufacturing services and improved products at a lower cost.

       We compete with different contract manufacturers, depending on the type of service we provide or the location of our operations. The memory module, communications card and embedded computer subsystem industries are also intensely competitive. Competitors may have greater manufacturing, financial, R&D and/or marketing resources than we have. In addition, we may not be able to offer prices as low as some of our competitors because those competitors may have lower cost structures as a result of their geographic location or the services they provide. Our inability to provide comparable or better manufacturing services at a lower cost than our competitors could cause our net sales to decline. We also expect our competitors to continue to improve the performance of their current products or services, to reduce their current products or service sales prices and to introduce new products or services that may offer greater performance and improved pricing. Any of these could cause a decline in sales, loss of market acceptance of our products or services, or profit margin compression.

We depend on the memory module product market.

       Most of our technology solutions net sales is derived from memory modular products. The market for these products is characterized by frequent transitions in which products rapidly incorporate new features and performance standards. A failure to develop products with required feature sets or performance standards or a delay as short as a few months in bringing a new product to market could reduce our net sales which may have a material adverse effect on our business, financial condition and results of operations. In addition, the market for semiconductor memory devices has been cyclical. The industry has experienced significant economic downturns at various times, characterized by diminished product demand, excess production, and accelerated erosion of average selling prices. In the past, there have been significant declines in the prices for DRAM, SRAM and flash memory. Similar occurrences in the future would reduce our profit.

We depend on the continuing trend of OEMs to outsource.

       A substantial factor in our revenue growth is attributable to the transfer of manufacturing and supply base management activities from our OEM customers. Future growth depends partially on new outsourcing opportunities. To the extent that these opportunities are not available, our future growth would be unfavorably impacted. These outsourcing opportunities may include the transfer of assets such as facilities, equipment and inventory.

If we are unable to manage our rapid growth and assimilate new operations cost effectively, our profitability could decline.

       We have experienced rapid growth over many years. Our historical growth may not continue. In recent years we have established operations throughout the world. For example, in fiscal 1998, we opened offices in Taipei, Taiwan; Norrkoping and Stockholm, Sweden; and commenced manufacturing operations in Guadalajara, Mexico; Suzhou, China; and Timisoara, Romania. Also in fiscal 1998, we acquired facilities in Sao Paulo, Brazil, and Dublin, Ireland. Furthermore, through acquisitions in fiscal 1998 and 1999, we added facilities in Columbia, South Carolina; Memphis, Tennessee; and enhanced our capabilities in Charlotte, North Carolina; Austin, Texas; and Milpitas, California.

       In fiscal 2000, we completed acquisitions of AMERICOM, SMART and Bluegum Group, each of which was accounted for as a pooling of interests. Through additional acquisitions, we also acquired facilities in Puerto Rico, Mexico, Canada, France, Sweden, Wales, France, Northern Ireland, and Australia.

       During the second quarter of fiscal 2001, we completed acquisitions of NatSteel Electronics Ltd (NEL), Sony’s manufacturing facilities in Japan and Taiwan and IBM’s repair center in the Netherlands. During the third quarter of fiscal 2001, we completed the acquisition of Centennial Technologies, Inc. During the fourth quarter of fiscal 2001, we completed the acquisition of Singapore Shinei Sangyo Pte Ltd and subsidiaries.

       Our expansion and growth places a heavy strain on our personnel and management, manufacturing and other resources. Our ability to manage the expansion to date, as well as any future expansion, will require progressive increases in manufacturing capacity, enhancements or upgrades of accounting and other internal management systems, and implementation of various procedures and controls. We cannot ensure that significant problems in these areas will not occur. Any failure to enhance or expand these systems and implement such procedures and controls in an efficient manner and at a pace consistent with our business activities could harm our financial condition and results of operations. Also, in order to achieve anticipated revenue and other financial performance targets, we will continue to be required to manage our assets and operations efficiently. In addition, should we continue to expand geographically, we may experience certain inefficiencies from the management of geographically dispersed facilities.

       As we manage and continue to expand new operations, we may incur substantial infrastructure and working capital costs. If we do not achieve sufficient growth to offset increased expenses associated with rapid expansion, our profitability would decline.

We need to integrate our acquisitions successfully to maintain profitability.

       As we expand our operations through acquisitions and continue to evaluate acquisition opportunities, we may pursue additional acquisitions over time. These acquisitions involve risks, including:

•	Integration and management of the operations;

•	Retention of key personnel;

•	Integration of purchasing operations and information systems;

•	Retention of the customer base of acquired businesses;

•	Management of an increasingly larger and more geographically disparate business; and

•	Diversion of management’s attention from other ongoing business concerns.

       Our profitability will suffer if we are unable to integrate and manage recent acquisitions and pending acquisitions successfully including, in particular, the NEL, Shinei and Centennial transactions, as well as any future acquisitions that we might pursue, or if we do not achieve sufficient revenue to offset the increased expenses associated with these acquisitions.

Our non-U.S. locations represent a significant and growing portion of our net sales; we are increasingly exposed to risks associated with operating internationally.

       In the three- and nine-month periods ended May 31, 2001, approximately 58% and 49%, respectively, of our net sales came from sites outside the United States, while approximately 46% and 43%, of net sales came from sites outside the United States in the same periods of fiscal 2000. As a result of our foreign sales and facilities, our operations are subject to a variety of risks unique to international operations, including the following:

•	Adverse changes in value of foreign currencies against the U.S. dollar in which our results are reported;

•	Import and export duties, and value added taxes;

•	Import and export regulation changes that could erode our profit margins or restrict exports;

•	Potential restrictions on the transfer of funds;

•	Inflexible employee contracts in the event of business downturns; and

•	The burden and cost of complying with foreign laws.

       In addition, we have operations in several emerging or developing economies that have a potential for higher risk. The risks associated with these economies include but are not limited to currency volatility and other economic or political risks. In the future, these factors may harm our results of operations. Solectron locations in emerging or developing economies include Indonesia, Mexico, Brazil, China, Malaysia and Romania. As of May 31, 2001 we had $220.8 million in cumulative foreign exchange translation losses on our balance sheet, primarily attributable to the devaluation of the Brazilian real in January of 1998. While, to date, these factors have not had a significant adverse impact on our results of operations, we cannot ensure that there will not be such an impact. Furthermore, while we may adopt measures to reduce the impact of losses resulting from volatile currencies and other risks of doing business abroad, we cannot ensure that such measures will be adequate.

       The Malaysian government adopted currency exchange controls, including controls on its currency, the ringgit, held outside Malaysia, and established a fixed exchange rate for the ringgit against the U.S. dollar. The fixed exchange rate provides a stable rate environment when applied to local expenses denominated in ringgit. The long-term impact of such controls is not predictable due to dynamic economic conditions that also affect or are affected by other regional or global economies.

       We have been granted a tax holiday effective through January 31, 2002, subject to some conditions, for our Malaysian sites. We have also been granted various tax holidays in China. These tax holidays are effective for various terms and are subject to some conditions. It is possible that the current tax holidays will be terminated or modified or that future tax holidays that we may seek will not be granted. If the current tax holidays are terminated or modified, or if additional tax holidays are not granted in the future, our effective income tax rate would likely increase.

We are exposed to fluctuations in foreign currency exchange rates.

       We do not use derivative financial instruments for speculative purposes. Our policy is to hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Presently, we use foreign currency borrowings and foreign currency forward contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges.

       As of May 31, 2001, the majority of the foreign currency hedging contracts were scheduled to mature in less than three months and there were no material deferred gains or losses. In addition, our international operations in some instances act as a natural hedge because both operating expenses and a portion of sales are denominated in local currency. In these instances, including our current experience involving the devaluation of the Brazilian real, although an unfavorable change in the exchange rate of a foreign currency against the U.S. dollar would result in lower sales when translated to U.S. dollars, operating expenses would also be lower in these circumstances. Also, since less than 13% of our net sales for the nine-month period in fiscal 2001 are denominated in currencies other than U.S. dollar, we do not believe our total exposure is significant.

       We have currency exposures arising from both sales and purchases denominated in currencies other than the functional currency of our sites. Fluctuations in the rate of exchange between the currency of the exposure and the functional currency of our site could seriously harm our business, operating results and financial condition. For example, an increase in the rate at which a foreign currency is exchanged for U.S. dollars would require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, and if we price our products and services in the foreign currency, we would receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products and services in U.S. dollars and competitors price their products in local currency, an increase in the relative strength of the U.S. dollar would result in our prices being uncompetitive in market where business is transacted in the local currency.

We are exposed to interest rate fluctuations.

       The primary objective of our investment activities is to preserve principal and at the same time, maximize yields without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including both government and corporate obligations, certificates of deposit and money market funds. As of May 31, 2001, approximately 96% of our total portfolio was scheduled to mature in less than six months. In addition, our investments are diversified and of relatively short maturity.

       The following table presents the amounts of our cash equivalents and short-term investments that are subject to interest rate risk by calendar year of expected maturity and weighted average interest rates as of May 31, 2001:

	Expected Maturity

	Q12002	Q42002	Total	Fair Value

	(Amounts in millions)
Cash equivalents and short-term investments	$1,122.8	$46.5	$1,169.3	$1,169.3
Average interest rate	4.70%	6.30%

       We have entered into an interest rate swap transaction under which we pay a fixed rate of interest hedging against the variable interest rates implicit in the rent charged by the lessor for the facility lease at Milpitas, California. The interest rate swap expires in the year 2002, which coincides with the maturity date of the lease term. As we intend to hold the interest rate swap until the maturity date, we are not subject to market risk. In substance, such interest rate swap has fixed the interest rate for the facility lease, thus reducing interest rate risk.

       Our long-term debt instruments are subject to fixed interest rates. In addition, the amount of principal to be repaid at maturity is also fixed. In the case of the convertible notes, such notes are based on fixed conversion ratios into common stock. Therefore, we are not exposed to variable interest rates related to our long-term debt instruments.

We may not be able to adequately protect or enforce our intellectual property rights; and we could become involved in intellectual property disputes.

       Our ability to compete effectively may be affected by our ability to protect our proprietary information. We hold a number of patents and other license rights. These patent and license rights may not provide meaningful protection for our manufacturing processes and equipment innovations.

On June 23, 1999, we were served, along with 87 other companies including SMART, as a defendant in a lawsuit brought by the Lemelson Medical, Education & Research Foundation. The lawsuit alleged that we infringed certain of the plaintiff’s patents relating to machine vision and bar-code technology. We settled the lawsuit with respect to Solectron and all subsidiaries effective July 31, 2001, for an amount which is not expected to have a material impact on our financial condition or results of operations. In the semiconductor, computer, telecommunications and networking industries, companies receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights, and litigation sometimes arises out of such notices. For example, in January of 2000, SMART filed a lawsuit seeking to have declared invalid, and/or not infringed, three patents purportedly applicable to industry standard memory products, including those manufactured by SMART and the other manufacturers of these industry standard memory products. The owner of these patents brought a cross-complaint alleging patent infringement against SMART, and has also brought suit against several other memory product manufacturers alleging infringement of the three patents. We believe that SMART’s memory products do not infringe any valid claims of any of the three patents at issue. Moreover, we have been and may from time to time continue to be notified of claims that we may be infringing patents, copyrights or other intellectual property rights owned by other third parties. The current litigation or any other litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. In the future, third parties may assert infringement claims against us or our customers. In the event of an infringement claim, we may be required to spend a significant amount of money to develop a non-infringing alternative or to obtain licenses. We may not be successful in developing such an alternative or obtaining a license on reasonable terms, if at all. In addition, any such litigation could be lengthy, costly and could harm our financial condition.

Failure to comply with environmental regulations could harm our business.

       As a company in the electronics manufacturing services industry, we are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing processes. Although we have never sustained any significant loss as a result of non-compliance with such regulations, any failure by us to comply with environmental laws and regulations could result in liabilities or the suspension of production. In addition, these laws and regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur other significant costs to comply with regulations.

Our administrative facilities and principal business operations are located in California, and any disruption in the available power supply in California could disrupt our operations, reduce our revenues, and increase our expense.

       The State of California is in the midst of an energy crisis that could interrupt our power supply or that of the third-party service providers and thereby disrupt our operations, reduce our revenues, and increase our expenses. A substantial portion of our operating activities and facilities, including our headquarters and principal administrative facilities, are located in California. During acute power shortages, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. The rolling blackouts that have occurred to date have not materially disrupted the operations of our facilities. Should these blackouts continue or increase in severity, however, they could materially disrupt the operations of one or more of our facilities. Although we currently do not have backup generator or long-term alternate sources of power in the event of a blackout, we do have some flexibility to shift some manufacturing volume to other manufacturing sites around the world. If blackouts interrupt our power supply, we would be temporarily unable to continue operations at our affected facilities. Our current insurance does not provide coverage for any damages we or our customers may suffer as a result of any interruption in our power supply. Consequently, any interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which would substantially harm our business and results of operations.

       In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at a comparable rate. Our business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, we would expect our expenses to increase, our operating results to be harmed, and the possible decline of our stock price.

Our stock price may be volatile due to factors outside of our control.

       Our stock price could fluctuate due to the following factors, among others:

•	Announcements of operating results and business conditions by our customers;

•	Announcements by our competitors relating to new customers, technological innovation or new services;

•	Economic developments in the electronics industry as a whole;

•	Political and economic developments in countries where we have operations; and

•	General market conditions.

Our low stock price may reduce our diluted earnings per share.

       On January 27, 2002, we may become obligated to purchase, at the option of the holders, all or a portion of the outstanding 4.0% LYONs at a price of $510.03 per note (“Purchase Price”). We have the option to pay the Purchase Price of LYONs in cash or common stock or any combination thereof. If we elect to pay the Purchase Price, in whole or part, in shares of our common stock, the number of shares of common stock to be delivered shall equal the Purchase Price divided by the average of the Sale Prices of the common stock for the five trading day period ending on the third business day prior to January 27, 2002. The LYONs are convertible into common stock at a price of $34.13 per share or 14.944 shares per LYON. In the event that our stock price remains below $34.13 per share at January 27, 2002, we may have to issue additional shares to the holders. Accordingly, our diluted earnings per share may be reduced.

Failure to retain key personnel and skilled associates could hurt our operations.

       Our continued success depends to a large extent upon the efforts and abilities of key managerial and technical associates. Losing the services of key personnel could harm us. Our business also depends upon our ability to continue to attract and retain senior managers and skilled associates. Failure to do so could harm our operations.

Our anti-takeover defense provisions may deter potential acquirors and may depress our stock price.

       Our certificate of incorporation, bylaws and the stockholder rights plan recently approved by the Board of Directors, contain provisions that could make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire, control of Solectron. These provisions allow us to issue preferred stock with rights senior to those of our common stock and impose various procedural and other requirements that could make it more difficult for our stockholders to effect certain corporate actions.

USE OF PROCEEDS

       Unless otherwise indicated in the prospectus supplement, the net proceeds from the sale of securities offered by this prospectus will be used for general corporate purposes, including capital expenditures and to meet working capital needs. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used. Pending such uses, we may invest the net proceeds in interest bearing securities. The proceeds from the sale of trust preferred securities would be invested by Solectron Capital Trust I in debt securities of Solectron.

RATIO OF EARNINGS TO FIXED CHARGES

       Ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges because we have not issued any preferred stock. The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated is as follows:

Nine Months
	Fiscal Year Ended					Ended

	August 31,	August 31,	August 31,	August 31,	August 31,	May 31,	May 31,
	1996	1997	1998	1999	2000	2000	2001

Ratio of earnings to fixed charges	11.13x	10.10x	11.07x	8.70x	8.38x	8.84x	2.10x

These computations include us and our consolidated subsidiaries. For these ratios, “earnings” represents (1) income before taxes before adjustment for minority interests in consolidated subsidiaries, (2) fixed charges (excluding capitalized interest), and (3) amortization of previously capitalized interest. Fixed charges consist of (1) interest on all indebtedness and amortization of debt discount and expense, (2) capitalized interest and (3) an interest factor attributable to rentals.

ACCOUNTING TREATMENT RELATING TO TRUST SECURITIES

       The financial statements of the trust will be consolidated with our financial statements, with the trust preferred securities shown on our consolidated financial statements outside of stockholders’ equity as the securities are Solectron-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely Solectron debt securities. Our financial statements will include a footnote that discloses, among other things, that the assets of the trust consist of our debt securities and will specify the designation, principal amount, interest rate and maturity date of the debt securities.

DESCRIPTION OF THE DEBT SECURITIES

       The debt securities will either be our unsecured and unsubordinated debt securities, our unsecured subordinated debt securities, or our unsecured junior subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and State Street Bank and Trust Company of California, N.A., as trustee. Senior debt securities will be issued under a senior indenture, subordinated debt securities will be issued under a subordinated indenture and junior subordinated securities will be issued under a junior subordinated indenture. Together, the senior indenture, the subordinated indenture and the junior subordinated indenture are called indentures. The prospectus, together with its prospectus supplement, will describe related terms of a particular series of debt securities.

       The following is a summary of selected provisions and definitions of the indentures. The summary of selected provisions of the indentures and the debt securities appearing below and in the applicable prospectus supplement are not complete and are subject to, and qualified entirely by reference to, all the provisions of the applicable indenture and certificates evidencing the applicable debt securities. For additional information, you should look at the applicable indenture and the certificate evidencing the applicable debt securities that have been or will be filed or incorporated by reference as exhibits to the registration statement which includes the prospectus. In this description of the debt securities, the words “Solectron”, “we”, “us” or “our” refer only to Solectron Corporation and not to any of our subsidiaries, unless we otherwise expressly state or the context otherwise requires.

       The following description sets forth selected general terms and provisions of the applicable indenture and debt securities to which any prospectus supplement may relate. Other specific terms of the applicable indenture and debt securities will be described in the applicable prospectus supplement. If any particular terms of the indenture or debt securities described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superceded by that prospectus supplement.

       The debt securities will be our obligation exclusively. Solectron is a holding company, substantially all of whose consolidated assets are held by its subsidiaries. Accordingly, the cash flow of Solectron and its consequent ability to service its debt and to pay amounts due with respect to its other obligations, including the debt securities, will be dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries to Solectron. In addition, because Solectron is a holding company, the debt securities will be effectively subordinated to all existing and future liabilities and preferred stock of its subsidiaries. See “Risk Factors — Holding Company Structure.”

General

       Debt securities may be issued in separate series without limitation as to aggregate principal amount. One or more separate series of debt securities may be issued under any of the indentures. We may specify a maximum aggregate principal amount for the debt securities of any series.

       We are not limited as to the amount of debt securities we may issue under the indentures. The prospectus supplement will set forth, whether denominated in foreign or U.S. currency or any combination thereof:

•	whether the debt securities are senior, subordinated or junior subordinated;

•	the offering price;

•	the title;

•	any limit on the aggregate principal amount;

•	the person who shall be entitled to receive interest, if any, if other than the record holder on the record date;

•	the date the principal will be payable;

•	the interest rate and method for calculating interest which may be fixed or floating or tied to an index or subject to adjustment or reset, if any, the date from which interest will accrue, the interest payment dates and the regular record dates;

•	the place where payments may be made;

•	any mandatory or optional redemption provisions;

•	if applicable, the method for determining how the principal, premium, if any, or interest will be calculated by reference to an index or formula;

•	if other than U.S. currency, the currency or currency units in which principal, premium, if any, or interest will be payable and whether we or the holders may elect payment to be made in a different currency;

•	the portion of the principal or accreted amount that will be payable upon acceleration of stated maturity, if other than the entire principal amount;

•	if the principal amount payable at stated maturity will not be determinable as of any date prior to stated maturity, the amount which will be deemed to be the principal amount;

•	any defeasance provisions if different from those described below under “Satisfaction and Discharge; Defeasance;”

•	any conversion or exchange provisions;

•	whether the debt securities will be issuable in the form of a global security;

•	any subordination provisions;

•	any deletions of, or changes or additions to, the events of default or covenants; and

•	any other specific terms of such debt securities.

       Unless otherwise specified in the prospectus supplement:

•	the debt securities will be registered debt securities; and

•	registered debt securities denominated in U.S. dollars will be issued in denominations of $1,000 or an integral multiple of $1,000.

       Debt securities may be sold at a substantial discount below their stated principal amount, bearing no cash interest or interest at a rate which at time of issuance is below market rates. We sometimes refer to these debt securities as “original issue discount securities.”

Exchange and Transfer

       Debt securities may be transferred or exchanged at the office of the security registrar or at the office of any transfer agent designated by us.

       We will not impose a service charge for any transfer or exchange, but we may require holders to pay any tax or other governmental charges associated with any transfer or exchange.

       In the event of any potential redemption of debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange, any debt security of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security of that series selected for redemption, in whole or in part, except the unredeemed portion being redeemed in part.

       We have initially appointed the trustee as the security registrar. Any transfer agent, in addition to the security registrar, initially designated by us will be named in the prospectus supplement. We may designate additional transfer agents or change transfer agents or change the office of the transfer agent. However, we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

Global Securities

       The debt securities of any series may be represented, in whole or in part, by one or more global securities. Each global security will:

•	be registered in the name of a depositary, or its nominee, that we will identify in a prospectus supplement;

•	be deposited with the depositary or nominee or custodian; and

•	bear any required legends.

       No global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary or any nominee unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary or has ceased to be qualified to act as depositary and we have failed to appoint a successor depositary within 90 days after our receipt of that notice or our learning that the depositary is no longer so qualified;

•	an event of default is continuing with respect to the debt securities of the applicable series; or

•	any other circumstances described in a prospectus supplement.

       As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or nominee will be considered the sole owner and holder of the debt securities represented by the global security for all purposes under the indentures. Except in the above limited circumstances, owners of beneficial interests in a global security:

•	will not be entitled to have the debt securities registered in their names;

•	will not be entitled to physical delivery of certificated debt securities; and

•	will not be considered to be holders of those debt securities under the indenture.

       Payments on a global security will be made to the depositary or its nominee as the holder of the global security. Some jurisdictions have laws that require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

       Institutions that have accounts with the depositary or its nominee are referred to as “participants.” Ownership of beneficial interests in a global security will be limited to participants and to persons that may hold beneficial interests through participants. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants.

       Ownership of beneficial interests in a global security will be shown on and effected through records maintained by the depositary, with respect to participants’ interests, or any participant, with respect to interests of persons held by participants on their behalf.

       Payments, transfers and exchanges relating to beneficial interests in a global security will be subject to policies and procedures of the depositary. The depositary policies and procedures may change from time to time. Neither we nor the trustee will have any responsibility or liability for the depositary’s or any participant’s records with respect to beneficial interests in a global security.

Payment and Paying Agents

       The provisions of this paragraph will apply to the debt securities unless otherwise indicated in the prospectus supplement. Payment of interest on a debt security on any interest payment date will be made to the person in whose name the debt security is registered at the close of business on the regular record date. Payment on debt securities of a particular series will be payable at the office of a paying agent or paying agents designated by us. However, at our option, we may pay interest by mailing a check to the person entitled thereto or by wire transfer to a bank account maintained by the payee. The trustee will be designated as our initial paying agent.

       We may also name any other paying agents in the prospectus supplement. We may designate additional paying agents, change paying agents or change the office of any paying agent. However, we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

       All moneys paid by us to a paying agent for payment on any debt security which remain unclaimed for a period of:

•	10 business days prior to the date the money would be turned over to the applicable state; or

•	at the end of two years after such payment was due

       will be repaid to us. Thereafter, the holder may look only to Solectron for such payment.

Consolidation, Merger and Sale of Assets

       We may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor, if any, is a U.S. corporation, limited liability company, partnership, trust or other entity;

•	the successor assumes Solectron’s obligations on the debt securities and under the indentures;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	certain other conditions are met.

Special Covenants Applicable to Issuance of Debt Securities to Our Trust

       Unless otherwise disclosed in a prospectus supplement, if we issue debt securities to the trust or a trustee of such trust in connection with the issuance of trust preferred securities of such trust, for so long as such trust preferred securities remain outstanding, we will:

•	maintain 100 percent direct or indirect ownership of the common securities of such trust; provided, however, that any permitted successor of ours under the relevant indenture may succeed to our ownership of such common securities;

•	use our reasonable efforts to cause such trust:

•	to remain a statutory business trust, except in connection with the distribution of debt securities, the redemption of all of such trust preferred securities of such trust, or certain mergers, consolidations or amalgamations, each as permitted by the declaration of such trust; and

•	to otherwise continue not to be treated as an association taxable as a corporation or partnership for United States federal income tax purposes; and

•	to use our reasonable efforts to cause each holder of trust preferred securities to be treated as owning an individual beneficial interest in the debt securities.

Events of Default

       Each indenture defines an event of default with respect to any series of debt securities issued under the indenture as one or more of the following events:

(1) failure to pay principal of or any premium on any debt security of that series when due;

(2) failure to pay any interest on any debt security of that series for 30 days when due;

(3) failure to deposit any sinking fund payment in respect of any debt securities of that series when due;

(4) failure to perform any other covenant in the indenture continued for 60 days after being given the notice required in the indenture;

(5) our bankruptcy, insolvency or reorganization; and

(6) any other event of default specified in the prospectus supplement.

       An event of default for one series of debt securities is not necessarily an event of default for any other series of debt securities.

       In addition, unless otherwise disclosed in a prospectus supplement, with respect to any of our debt securities issued to our trust in consideration of the proceeds of trust preferred securities issued by our trust, the following will also be events of default:

•	the voluntary or involuntary dissolution, winding up or termination of such trust, except in connection with the distribution of debt securities to the holders of guaranteed trust preferred securities in liquidation of such trust, the redemption of all of the guaranteed trust preferred securities of such trust or certain mergers, consolidations or amalgamations, each as permitted by the declaration of such trust.

       If an event of default, other than an event of default described in clause (5) above, shall occur and be continuing with respect to any series of debt securities, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or if any debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement), together with accrued and unpaid interest, if any, thereon, to be due and payable immediately.

       If an event of default described in clause (5) above shall occur and be continuing with respect to the debt securities of any series, the principal amount of all the debt securities of that series (or if any debt securities of that series are original issue discount securities, such other amount as may be specified in the applicable prospectus supplement), together with accrued and unpaid interest, if any, thereon, will automatically become immediately due and payable.

       After acceleration the holders of a majority in aggregate principal amount of the outstanding securities of that series may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, or other specified amount or interest, have been cured or waived.

       Other than the duty to act with the required care during an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders shall have offered to the trustee reasonable indemnity. Generally, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or interest exercising any trust or power conferred on the trustee.

       A holder of debt securities of any series will not have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

(1) the holder has previously given to the trustee written notice of a continuing event of default with respect to the debt securities of that series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request and have offered reasonable indemnity to the trustee to institute the proceeding; and

(3) the trustee has failed to institute the proceeding and has not received direction inconsistent with the original request from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series within 60 days after the original request.

       Holders may, however, sue to enforce the payment of principal, premium or interest on any debt security on or after the due date or to enforce the right, if any, to convert any debt security without following the procedures listed in (1) through (3) above.

       We will furnish the trustee an annual statement by our officers as to whether or not we are in default in the performance of the indenture and, if so, specifying all known defaults.

Modification and Waiver

       Solectron and the trustee may make modifications and amendments to an indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series of debt securities affected by the modification or amendment.

       However, neither we nor the trustee may make any modification or amendment without the consent of the holder of each outstanding security affected by the modification or amendment if such modification or amendment would:

•	change the stated maturity of any debt security;

•	reduce the principal, premium, if any, or interest on any debt security or any amount payable upon redemption or repurchase, whether at our option or the option of any holder, or reduce the amount of any sinking fund payments;

•	reduce the amount of an original issue discount security or any other debt security payable on acceleration of maturity;

•	change the place of payment or the currency in which any debt security is payable;

•	impair the right to enforce any payment after the stated maturity or redemption date or to enforce any right to convert debt securities;

•	if subordinated debt securities or junior subordinated debt securities, modify the subordination provisions in a manner adverse to any holder;

•	adversely affect the right to convert any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series the consent of whose holders is required for any amendment, modification or waiver under the indenture.

Satisfaction and Discharge; Defeasance

       We may be discharged from our obligations, subject to limited exceptions, on the debt securities of any series that have matured or will mature or are redeemed within one year if we deposit with the trustee enough cash to pay all the principal, interest and any premium due to the stated maturity date or redemption date of the debt securities. If we are discharged from our obligations on any series of subordinated debt securities or junior subordinated debt securities as described in this paragraph, the subordination provisions of the related indenture will no longer be applicable with respect to that series of debt securities.

       Each indenture contains a provision that permits us to elect:

•	to be discharged from all of our obligations, subject to limited exceptions, with respect to any series of debt securities then outstanding; and/or

•	to be released from our obligations with respect to any series of debt securities then outstanding under the following covenants and from the consequences of an event of default resulting from a breach of these covenants; we refer to this as “covenant defeasance”:

             (1) the limitations on sale and leaseback transactions under the senior indenture;

             (2) the limitations on secured debt under the senior indenture;

             (3) covenants as to payment of taxes and maintenance of properties; and

             (4) covenants as to merger, consolidation and transfer of assets.

       To make either of the above elections with respect to a series of debt securities, we must deposit in trust with the trustee enough money to pay in full the principal, interest and premium on the debt securities of that series. This amount may be made in cash and/or U.S. government obligations. As a condition to either of the above elections, we must deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of the action. If we satisfy the conditions applicable to either of the above elections with respect to any series of subordinated debt securities or junior subordinated debt securities, the subordination provisions applicable to the debt securities of that series will no longer be applicable.

       If we effect covenant defeasance with respect to any series of debt securities and those debt securities are declared due and payable because of the occurrence of an event of default (other than an event of default resulting from a breach of the covenants from which we have been released as a result of that covenant defeasance), the amount of moneys and/or U.S. government obligations deposited to effect that release may not be sufficient to pay amounts due on the debt securities of that series at the time of any acceleration resulting from that event of default. However, we would remain liable to make payments of those amounts due at the time of acceleration.

Notices

       Notices to holders will be given by mail to the addresses of the holders in the security register.

Governing Law

       The indentures and the debt securities will be governed by, and construed under, the law of the State of New York.

Regarding the Trustee

       The indentures limit the right of the trustee, should it become a creditor of Solectron, to obtain payment of claims or secure its claims.

       The trustee is permitted to engage in certain other transactions with us. However, if the trustee acquires any conflicting interest and there is a default under the debt securities of any series for which they are trustee, the trustee must eliminate the conflict or resign.

Senior Debt Securities

       The senior debt securities will be unsecured and will rank equally in right of payment with all of our other unsecured and unsubordinated debt.

     Covenants in the Senior Indenture

       Limitations on Liens. Neither we nor any restricted subsidiary will issue, incur, create, assume or guarantee any secured debt without securing the senior debt securities equally and ratably with or prior to that secured debt unless the sum of the following amounts would not exceed 10% of our consolidated net tangible assets:

•	the total amount of all secured debt that the senior debt securities are not secured equally and ratably with; and

•	the attributable debt in respect of sale and leaseback transactions entered into after the date of the issuance of the debt securities.

       We do include in the above calculation any sale and leaseback transactions described under clause (2) of “Limitation on Sale and Leaseback Transactions” below or any sale and leaseback transactions of principal property on which we or our restricted subsidiary would be able to incur secured debt on the principal property in an amount at least equal to the attributable debt with respect to mortgages permitted under the definition of secured debt.

       Limitations on Sale and Lease-back Transactions. Neither we nor any restricted subsidiary will enter into any lease longer than three years covering any principal property of ours or any restricted subsidiary that is sold to any other person in connection with that lease unless either:

(1) we or any restricted subsidiary would be entitled to incur indebtedness secured by a mortgage on the principal property involved in such transaction at least equal in amount to the attributable debt with respect to the lease, without equally and ratably securing the senior debt securities, pursuant to “Limitation on Liens” described above; or

(2) an amount equal to the greater of the following amounts is applied within 180 days to the retirement of our or any restricted subsidiary’s long-term debt or the purchase or development of comparable property:

(a) the net proceeds from the sale;

(b) the fair market value of the property at the time of the sale; or

(c) the attributable debt with respect to the sale and leaseback transaction.

Definitions

       “attributable debt” with regard to a sale and leaseback transaction means the lesser of:

(1) the fair market value of such property as determined in good faith by our board of directors; or

(2) discounted present value of all net rentals under the lease.

       “consolidated net tangible assets” means the total amount of assets, less reserves and other deductible items, after deducting:

•	all current liabilities;

•	all current maturities of debt having more than a 12 month maturity;

•	all capital lease obligations;

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles, other than capitalized unamortized product development costs; and

•	adjustments on account of minority interests of other persons holding stock of our subsidiaries.

       “mortgage” means a mortgage, security interest, pledge, lien, charge or other encumbrance.

       “principal property” means the land, improvements, buildings and fixtures owned by us or a restricted subsidiary located in the United States that constitutes our principal corporate office, any manufacturing plant or any manufacturing facility and has a book value in excess of 1% of our consolidated net tangible assets as of the determination date. Principal property does not include any property that our board of directors has determined not to be of material importance to the business conducted by us and our subsidiaries, taken as a whole.

       “restricted subsidiary” means any subsidiary that owns any principal property. “Restricted subsidiary” does not include:

•	any subsidiary primarily engaged in financing receivables or in the finance business; or

•	any of our less than 80% owned subsidiaries if the common stock of the subsidiary is traded on any national securities exchange or quoted on the Nasdaq National Market or over the counter.

       “secured debt” means any of our debt or any debt of a restricted subsidiary for borrowed money secured by a mortgage on any principal property or any stock or indebtedness of a restricted subsidiary. Secured debt does not include:

•	mortgages on property, shares of stock or indebtedness or other assets of a corporation at the time it becomes a restricted subsidiary;

•	mortgages on property, shares of stock or indebtedness or other assets existing at the time of acquisition by Solectron or a restricted subsidiary (including leases), or mortgages to secure payment of all or any part of the purchase price, or to secure any debt incurred within 180 days after the acquisition thereof, or in the case of property, the completion of construction, improvement or commencement of commercial operation of the property;

•	mortgages to secure indebtedness owing to Solectron or to a restricted subsidiary;

•	mortgages existing at the date of the senior indenture;

•	mortgages on property existing at the time the person is merged or consolidated with us or a restricted subsidiary;

•	mortgages on property at the time of a sale or lease of the properties of a person as an entirety or substantially as an entirety to us or a restricted subsidiary;

•	mortgages incurred to finance the acquisition or construction of property secured by mortgages in favor of the United States or a political subdivision of the United States; or

•	mortgages constituting any extension, renewal or replacement of any mortgage listed above to the extent the mortgage is not increased.

       “subsidiary” means:

•	any corporation of which more than 66 2/3% is owned by us and/or by one or more or our other subsidiaries; and

•	any partnership of which more than 66 2/3% of the equity capital or profit interest is owned by us or by one or more of our other subsidiaries.

Subordinated Debt Securities

       The following provisions will be applicable with respect to each series of subordinated debt securities, unless otherwise stated in the prospectus supplement relating to that series of subordinated debt securities.

       The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities.

       Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

       In the event of any acceleration of the subordinated debt securities of any series because of an event of default with respect to the subordinated debt securities of that series, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

       We are required promptly to notify holders of senior indebtedness if payment of the subordinated debt securities of any series is accelerated because of an event of default with respect to the subordinated debt securities of that series.

       We may also not make payment on the subordinated debt securities of any series if:

•	a default in the payment of designated senior indebtedness occurs and is continuing; we refer to this as a “payment default”; or

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture; we refer to this as a “nonpayment default”.

       We may and shall resume payments on the subordinated debt securities:

•	in case of a payment default, when the default is cured or waived; and

•	in case of a nonpayment default, the earlier of when the default is cured or waived or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior indebtedness has not been accelerated.

       No new payment blockage period may start unless:

•	365 days have elapsed from the effectiveness of the prior payment blockage notice; and

•	all scheduled payments on the subordinated debt securities have been paid in full.

       No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

       As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

       If the trustee or any holder receives any payment that should not have been made to them under the subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

Definitions

       “designated senior indebtedness” means our existing credit agreement and off-balance sheet real estate leases and any of our other senior indebtedness that expressly provides that it is “designated senior indebtedness.”

       “indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities for:

•	borrowed money, including our obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

•	evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion of our assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

(5) all of our obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5);

(7) any of our indebtedness or other obligations of the trust described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

(8) any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to any indebtedness, obligation or liability of the kind described in any one or more of clauses (1) through (7).

       “senior indebtedness” or “senior debt” means, with respect to the subordinated debt securities, the principal of, premium, if any, interest including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, rent and all fees, costs, expenses and other amounts owed on or in respect of our indebtedness, whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed by us (including all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to, the foregoing) (including, without limitation, our outstanding 7 3/8% Senior Notes due 2006 and our outstanding Liquid Yield Option Notes (Zero Coupon-Senior) due 2019, May 2020 and November 2020); except that senior indebtedness shall not include:

•	any indebtedness that expressly provides it shall not be senior in right of payment to the subordinated debt securities or expressly provides that such indebtedness is pari passu or in right of payment with or junior or subordinated in right of payment to the subordinated debt securities;

•	indebtedness to any of our subsidiaries;

•	any obligation owing on or with respect to our junior subordinated debt securities;

•	trade accounts payable or other current liabilities incurred in the ordinary course of business;

•	indebtedness or other amounts owed by us for compensation to employees or for services rendered to us; and

•	any liability for federal, state, local, foreign or other taxes owed or owing by us.

Junior Subordinated Debt Securities

       The following provisions will be applicable with respect to each series of junior subordinated debt securities unless otherwise stated in the prospectus supplement relating to those junior subordinated debt securities.

       The indebtedness evidenced by the junior subordinated debt securities is subordinated to the extent provided in the junior subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities and any subordinated debt securities.

       Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, payments on the junior subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

       In the event of any acceleration of the junior subordinated debt securities of any series because of an event of default with respect to the subordinated debt securities of that series, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of junior subordinated debt securities are entitled to receive any payment or distribution.

       We are required to promptly notify holders of senior indebtedness if payment of the junior subordinated debt securities is accelerated because of an event of default with respect to the subordinated debt securities of that series.

       We may also not make payment on the junior subordinated debt securities of any series if:

•	a default in the payment of designated senior indebtedness occurs and is continuing; we refer to this as a “payment default”; or

•	any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from us or some other person permitted to give the notice under the subordinated indenture; we refer to this as a “nonpayment default”.

       We may and shall resume payments on the junior subordinated debt securities:

•	in case of a payment default, when the default is cured or waived; and

•	in case of a nonpayment default, the earlier of when the default is cured or waived or 179 days after the receipt of the payment blockage notice if the maturity of the designated senior indebtedness has not been accelerated.

       No new payment blockage period may start unless:

•	365 days have elapsed from the effectiveness of the prior payment blockage notice; and

•	all scheduled payments on the subordinated debt securities have been paid in full.

       No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be the basis for a subsequent payment blockage notice.

       As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the junior subordinated debt securities may receive less, ratably, than our other creditors. The subordination provisions will not prevent the occurrence of any event of default under the junior subordinated indenture.

       If the trustee or any holder receives any payment that should not have been made to them under the subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

Definitions

       “designated senior indebtedness” means our existing credit agreement and off-balance sheet real estate leases and any of our other senior indebtedness that expressly provides that it is “designated senior indebtedness” or any subordinated indebtedness.

       “indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities for:

•	borrowed money, including our obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments; or

•	evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion of our assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities under any lease or related document (including a purchase agreement) in connection with the lease of real property which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such lease or related document to purchase or to cause a third party to purchase such leased property;

(5) all of our obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6) all of our direct or indirect guaranties or similar agreements in respect of, and obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (5);

(7) any of our indebtedness or other obligations of the trust described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us; and

(8) any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to any indebtedness, obligation or liability of the kind described in any one or more of clauses (1) through (7).

“senior indebtedness” means, with respect to the subordinated debt securities, the principal of, premium, if any, interest including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, rent and all fees, costs, expenses and other amounts owed on or in respect of our indebtedness, whether outstanding on the date of the subordinated indenture or thereafter created, incurred, assumed or guaranteed by us (including all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, and amendments, modifications and supplements to, the foregoing) (including, without limitation, our outstanding 7 3/8% Senior Notes due 2006 and our outstanding Liquid Yield Option Notes (Zero Coupon-Senior) due 2019, May 2020 and November 2020); except that senior indebtedness shall not include:

•	any indebtedness that expressly provides it shall not be senior in right of payment to the junior subordinated debt securities or expressly provides that such indebtedness is pari passu or in right of payment with or junior or subordinated in right of payment to the junior subordinated debt securities;

•	indebtedness to any of our subsidiaries;

•	trade accounts payable or other current liabilities incurred in the ordinary course of business;

•	indebtedness or other amounts owed by us for compensation to employees or for services rendered to us; and

•	any liability for federal, state, local, foreign or other taxes owed or owing by us.

Subsequent Distribution to Holders of Trust Securities

       If we issue debt securities to the trust in connection with the issuance of trust preferred and trust common securities by the trust, those debt securities subsequently may be distributed to the holders of the trust preferred and trust common securities either:

•	upon the dissolution of the trust; or

•	upon the occurrence of events that we will describe in the prospectus supplement.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

       The terms of the trust preferred securities will include those stated in the declaration of trust (as it may be amended and restated from time to time) and those made a part of that declaration by the Trust Indenture Act of 1939. For a complete description of the trust preferred securities, we encourage you to read the applicable prospectus supplement and the amended and restated declaration of trust, a form of which will be filed with the SEC. The summary of selected provisions of the trust preferred securities and the amended and restated declaration of trust appearing below and in the applicable prospectus supplement are not complete and are subject to, and qualified entirely by reference to, all of the provisions of the trust preferred securities and the amended and restated declaration of trust, which provisions are incorporated by reference in this prospectus. We urge you to read the amended and restated declaration of trust, which is available as described under “Where You Can Find More Information.”

       The following description sets forth selected general terms and provisions of the trust preferred securities and the amended and restated declaration of trust. Other specific terms of the trust preferred securities and the amended and restated declaration of trust may be described in a prospectus supplement. If any particular terms of the trust preferred securities or the amended and restated declaration of trust described in the prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement.

       The prospectus supplement relating to trust preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following, whether denominated in foreign, or, U.S. currency or any combination thereof:

•	the designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the annual distribution rate and the method for determining such rate and any conditions upon which distributions are payable, the distribution payment dates, the record dates for distribution payments, the additional amounts, if any, that may be payable with respect to the trust preferred securities;

•	whether distributions will be cumulative and, if so, the dates from which distributions will be cumulative;

•	the amounts that will be paid out of the assets of the trust, after the satisfaction of liabilities to creditors of the trust, to the holders of trust preferred securities upon liquidation or dissolution;

•	any repurchase or redemption provisions;

•	any preference or subordination rights upon a default or liquidation of the trust;

•	any voting rights of the trust preferred securities in addition to those, if any, required by law;

•	terms for any conversion or exchange of the trust preferred securities into other securities or property or conditions upon which assets of the trust would be distributed to holders;

•	any rights to defer distributions on the trust preferred securities by extending the interest payment period on the related debt securities;

•	if applicable, the exchange listing;

•	whether the trust preferred securities will be issuable in the form of global securities; and

•	any other relevant terms, rights, preferences, privileges, limitations or restrictions of the trust preferred securities.

       The regular trustees, on behalf of the trust and pursuant to the declaration of trust, will issue one class of trust preferred securities and one class of trust common securities. Unless otherwise stated in the applicable prospectus supplement, all of the trust common securities will be owned, directly or indirectly, by Solectron Corporation. The trust securities will represent undivided beneficial ownership interests in the assets of the trust. The amended and restated declaration of trust will authorize its regular trustee to issue on its behalf one series of common securities having terms including distributions, redemption, voting, liquidation rights or restrictions as shall be set forth in the amended and restated declaration. The terms of the common securities issued by the trust will be substantially identical to the terms of its trust preferred securities and the common securities will rank equally, and payments will be made thereon pro rata, with the trust preferred securities except that, upon an event of default under the amended and restated declaration, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the trust’s preferred securities. Except in certain limited circumstances, the common securities will also carry the right to vote to appoint, remove or replace any of the trust’s trustees.

Enforcement of Certain Rights by Holders of Trust Preferred Securities

       If an event of default under the amended and restated declaration of the trust occurs and is continuing, then the holders of its trust preferred securities would have to rely on the Delaware trustee enforcing against us its rights as a holder of the debt securities. In addition, the holders of a majority in liquidation amount of the trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Delaware trustee or to direct the exercise of any trust or power conferred upon the Delaware trustee under the applicable declaration, including the right to direct the Delaware trustee to exercise the remedies available to it as a holder of the debt securities. If the Delaware trustee fails to enforce its rights under the debt securities, a holder of trust preferred securities may not institute a legal proceeding directly against us to enforce the Delaware trustee’s rights under the applicable series of debt securities. Notwithstanding the foregoing, if an event of default under the applicable amended and restated declaration has occurred and is continuing and that event is attributable to our failure to pay interest or principal on the applicable series of debt securities when due, then a holder of trust preferred securities may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the applicable series of debt securities having a principal amount equal to the aggregate liquidation amount of such holder’s trust preferred securities on or after the respective due date for the applicable series of debt securities. In connection with such a direct action brought by a holder, we will be subrogated to the rights of such holder of trust preferred securities under the applicable amended and restated declaration to the extent of any payment made by us to such holder of preferred securities in such direct action.

       Except as described in the applicable prospectus supplement, the trust preferred securities will rank equally in right of payment and upon liquidation of the trust, and payments will be made thereon proportionately, with the trust common securities. The trust will use the proceeds from the issuance of its trust securities to purchase debt securities of Solectron. The property trustee of the trust will hold the debt securities in trust for the benefit of the holders of the trust securities. We will execute a guarantee agreement for the benefit of the holders of the trust preferred securities. The guarantee will not guarantee the payment of distributions on the trust preferred securities or any amounts payable on redemption or liquidation of the trust preferred securities to the extent the trust does not have funds on hand available to make such payments. Accordingly, the ability of the trust to make distributions and other payments on the trust preferred securities will depend upon the trust’s receipt of interest and other payments made by Solectron Corporation on the debt securities purchased by the trust. If we do not make a required payment on the debt securities purchased by the trust, then the trust will not have sufficient funds to make the related distributions or other payments on the trust preferred securities.

       In the prospectus supplement we will also describe certain material United States federal income tax consequences and special considerations applicable to the trust preferred securities.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEE

       Solectron will guarantee payments on the trust preferred securities as described in this section pursuant to a preferred securities guarantee agreement. The preferred securities guarantee agreement will be qualified as an indenture under the Trust Indenture Act. For a complete description of the trust preferred securities guarantees, we encourage you to read the prospectus supplement and the form of preferred securities guarantee agreement, which form will be filed with the SEC. The summary of selected provisions of the trust preferred securities guarantee and the preferred securities guarantee agreement appearing below and in any prospectus supplement are not complete and are subject to, and qualified entirely by reference to, all of the provisions of the preferred securities guarantee agreement, which provisions are incorporated by reference in this prospectus. We urge you to read the form of preferred securities guarantee agreement, which is available as described under “Where You Can Find More Information.”

       The following description sets forth selected general terms and provisions of the trust preferred securities guarantee and the preferred securities guarantee agreement. Other specific terms of the trust preferred securities guarantee and the preferred securities guarantee agreement may be described in the applicable prospectus supplement. If any particular terms of the trust preferred securities guarantee or the preferred securities guaranty agreement described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement.

       In this description of the trust preferred securities guarantee, the words “Solectron,” “we,” “us” or “our” and similar references refer only to Solectron Corporation and not to any of our subsidiaries, unless we otherwise expressly state or the context otherwise requires.

       First Union Trust Company, as property trustee, will hold the guarantee for the benefit of the holders of trust preferred securities.

       We will agree to pay to the holders of trust preferred securities the following amounts to the extent not paid by the trust:

•	any accumulated, if applicable, and unpaid distributions and any additional amounts with respect to the trust preferred securities and any redemption price for trust preferred securities called for redemption by the trust, if and only to the extent that the trust has funds available to make those payments; and

•	payments upon the dissolution of the trust equal to the lesser of:

•	the liquidation amount plus all accumulated, if applicable, and unpaid distributions and additional amounts, if any, on the trust preferred securities, if any, to the extent the trust has funds available to make those payments; and

•	the amount of assets of the trust remaining legally available for distribution to the holders of trust preferred securities in liquidation of the trust.

       We will fix the redemption price and the liquidation amount and any additional amounts at the time the trust preferred securities are issued.

       We will not be required to make these liquidation payments if:

•	the trust distributes the debt securities to the holders of trust preferred securities in exchange for their trust preferred securities; or

•	the trust redeems the trust preferred securities in full upon the maturity or redemption of the debt securities; or

•	if applicable, all of the trust preferred securities are converted into or exchanged for other securities.

       We may satisfy our obligation to make a guarantee payment either by making payment directly to the holders of trust preferred securities or to the property trustee for remittance to the holders or by causing the applicable trust to make the payment to them.

       A GUARANTEE IS A GUARANTEE FROM THE TIME OF ISSUANCE OF THE TRUST PREFERRED SECURITIES. THE GUARANTEE ONLY COVERS, HOWEVER, DISTRIBUTIONS AND OTHER PAYMENTS ON TRUST PREFERRED SECURITIES IF AND TO THE EXTENT THAT WE HAVE MADE CORRESPONDING PAYMENTS ON THE DEBT SECURITIES TO THE PROPERTY TRUSTEE. IF SOLECTRON DOES NOT MAKE THOSE CORRESPONDING PAYMENTS ON THE DEBT SECURITIES,

THE TRUST WILL NOT HAVE FUNDS AVAILABLE FOR PAYMENTS AND WE WILL HAVE NO OBLIGATION TO MAKE A GUARANTEE PAYMENT.

       Our obligations under the declaration of trust for the trust, the guarantee, the debt securities and the associated indenture taken together will provide a full and unconditional guarantee of payments due on the trust preferred securities as described herein and we will describe in greater specificity, in a prospectus supplement.

       Our obligations under the trust preferred securities guarantee may be our unsecured and unsubordinated obligations or our unsecured subordinated obligations. In the case of subordinated obligations, those obligations may be subordinated or junior subordinated obligations or may have such other relative ranking as is described in the applicable prospectus supplement.

       We will also separately guarantee the obligations of the trust with respect to its trust common securities to the same extent as the trust preferred securities guarantee, except that, in some cases, holders of the trust preferred securities will have priority over holders of the trust common securities with respect to distributions and payments on liquidation, redemption or otherwise.

       The trust preferred securities guarantee will be an obligation exclusively of Solectron. Solectron is a holding company, substantially all of whose consolidated assets are held by its subsidiaries. Accordingly, the cash flow of Solectron and its consequent ability to service its debt and to pay amounts due in respect of its other obligations, including the trust preferred securities guarantee, will be dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries to Solectron. In addition, because Solectron is a holding company, the trust preferred securities guarantee will be effectively subordinated to all existing and future liabilities and preferred stock of its subsidiaries. See “Risk Factors — Holding Company Structure.”

       Selected covenants of Solectron which will be included in the preferred securities guarantee agreement will be described in the applicable prospectus supplement.

Amendments and Assignment

       We and the property trustee may amend the preferred securities guarantee agreement without the consent of any holder of trust preferred securities if the amendment does not adversely affect the rights of the holders in any material respect. In all other cases, we and the property trustee may amend the preferred securities guarantee agreement only with the prior approval of the holders of at least a majority of outstanding trust preferred securities issued by the trust.

       We may assign our obligations under the guarantees only to the surviving or transferee entity in connection with a consolidation, merger or asset sale involving us permitted under the indenture governing the debt securities held by the trust.

Termination of the Guarantee

       The trust preferred securities guarantee will terminate upon:

•	full payment of the redemption price of, plus accumulated and unpaid distributions on, all trust preferred securities of the trust;

•	distribution of the related debt securities to the holders of the trust preferred securities or, if applicable, conversion or exchange of all of the outstanding trust preferred securities into our common stock or other securities; or

•	full payment of the amounts payable upon liquidation of the trust.

       The trust preferred securities guarantee will, however, continue to be effective or will be reinstated if any holder of trust preferred securities must repay any amounts paid on those trust preferred securities or under the trust preferred securities guarantee.

Enforcement of the Guarantee

       Our obligations under a guarantee may be unsecured and effectively junior to all debt and preferred stock of our subsidiaries. BY YOUR ACCEPTANCE OF THE TRUST PREFERRED SECURITIES, YOU AGREE TO ANY SUBORDINATION PROVISIONS AND OTHER TERMS OF THE RELATED GUARANTEE. We will specify in a prospectus supplement the ranking of each guarantee with respect to our capital stock and other liabilities, including other guarantees.

       The property trustee will have the right to enforce the guarantee on your behalf. In most cases, the holders of a majority of outstanding trust preferred securities issued by the trust will have the right to direct the time, method and place of:

•	conducting any proceeding for any remedy available to the property trustee; or

•	exercising any trust or other power conferred upon that property trustee under the guarantee.

       The trust preferred securities guarantee will constitute a guarantee of payment and not merely of collection. This means that the property trustee may institute a legal proceeding directly against us to enforce the payment rights under the guarantee without first instituting a legal proceeding against any other person or entity.

       If the property trustee fails to enforce the guarantee or we fail to make any of our payments or other obligations under the guarantee, you may institute a legal proceeding directly against us to enforce your rights under the guarantee without first instituting a legal proceeding against the trust, the property trustee or any other person or entity.

Periodic Reports Under Guarantee

       We will be required to provide annually to the property trustee a statement as to our performance of our obligations and our compliance with all conditions under the guarantee.

Duties of Property Trustee

       The property trustee normally will perform only those duties specifically set forth in the preferred securities guarantee agreement. If a default occurs under the preferred securities guarantee agreement, the property trustee will be required to use the same degree of care and skill in the exercise of its powers under the guarantee as a prudent person would exercise or use under the circumstances in the conduct of his own affairs. The property trustee is under no obligation to exercise any of its rights or powers under the preferred securities guarantee agreement at the request or direction of holders of trust preferred securities unless it is offered security and indemnity satisfactory to it.

Governing Law

       New York law will govern the preferred securities guarantee agreement and the trust preferred securities guarantee.

RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES, THE DEBT SECURITIES

AND THE TRUST PREFERRED SECURITIES GUARANTEE

       To the extent set forth in the trust preferred securities guarantee and if the trust has funds available to make payments, we will irrevocably guarantee the payment of distributions and other amounts due on the trust preferred securities. If and to the extent we do not make payments on the debt securities held by the trust, the trust will not have sufficient funds to pay distributions or other amounts due on the trust preferred securities. The trust preferred securities guarantee does not cover any payment of distributions or other amounts due on the trust preferred securities unless the trust has sufficient funds for the payment of such distributions or other amounts. In such event, a holder of trust preferred securities may institute a legal proceeding directly against us to enforce payment of such distributions or other amounts to such holder after the respective due dates. We believe there is provided a full and unconditional guarantee on payments of distributions and other amounts due on the trust preferred securities, by virtue of our obligations under the declaration of trust for the trust, the debt securities held by the trust, the indenture and the guarantee taken together as described herein. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes what we mean by such guarantee. It is only the combined operation of these documents that we refer to when we say there is provided a full and unconditional guarantee of the trust’s obligations under the trust preferred securities. If any particular terms of the trust preferred securities, the declaration of trust, the debt securities held by the trust, the indenture or the guarantee described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed to have been superceded by that prospectus supplement.

Sufficiency of Payments

       As long as payments of interest and other amounts are made when due on the debt securities held by the trust, such payments will be sufficient to cover distributions and payments due on the trust securities because of the following factors:

•	the aggregate principal amount of the debt securities will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

•	the interest rate and the interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the trust securities;

•	we, as issuer of the debt securities, will pay, and the trust will not be obligated to pay, directly or indirectly, any costs, expenses, debts and obligations of the trust (other than with respect to the trust securities); and

•	the declaration of trust further provides that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

       Notwithstanding anything to the contrary in the indenture, we have the right to set-off any payment we are otherwise required to make thereunder against and to the extent we have already made, or are concurrently on the date of such payment making, a related payment under the guarantee.

Enforcement Rights of Holders of Trust Preferred Securities

       The amended and restated declaration of trust, when executed, will provide that if we fail to make interest or other payments on the debt securities when due (taking account of any extension period), the holders of the trust preferred securities may direct the property trustee to enforce its rights under the applicable indenture. If the property trustee fails to enforce its rights under the indenture in respect of an event of default under the indenture, any holder of record of trust preferred securities may, to the fullest extent permitted by applicable law, institute a legal proceeding against us to enforce the property trustee’s rights under the indenture without first instituting any legal proceeding against the property trustee or any other person or entity. Notwithstanding the foregoing, if an event of default under the declaration of trust has occurred and is continuing and such event is attributable to our failure to pay interest, premium or principal on the debt securities on the date such interest, premium or principal is otherwise payable, then a holder of trust preferred securities may institute a direct action against us for payment of such holder’s pro rata share. If a holder brings such a direct action, we will be entitled to that holder’s rights under the applicable declaration of trust to the extent of any payment made by us to that holder.

       If we fail to make payments under the guarantee, a holder of trust preferred securities may institute a proceeding directly against us for enforcement of the guarantee for such payments.

Limited Purpose of Trust

       The trust preferred securities evidence undivided beneficial ownership interests in the assets of the trust, and the trust exists for the sole purpose of issuing and selling the trust securities and using the proceeds to purchase our debt securities. A principal difference between the rights of a holder of trust preferred securities and a holder of debt securities is that a holder of debt securities is entitled to receive from us the principal amount of and interest accrued on the debt securities held, while a holder of trust preferred securities is entitled to receive distributions and other payments from the trust (or from us under the guarantee) only if and to the extent the trust has funds available for the payment of such distributions and other payments.

DESCRIPTION OF THE STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

       We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, a specified number of shares of common stock at a future date or dates, which we refer to herein as “stock purchase contracts.” The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts, and may be subject to adjustment under anti-dilution formulas. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, preferred stock, trust preferred securities, debt obligations of third parties, including U.S. treasury securities, any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the common stock under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase contracts or stock purchase units, as the case may be, or vice versa, and such payments may be unsecured or prefunded on some basis.

       The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. This description is not complete and the description in the prospectus supplement will not necessarily be complete, and reference is made to the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. If any particular terms of the stock purchase contracts or stock purchase units described in the prospectus supplement differ from any of the terms described herein, then the terms described herein will be deemed superseded by that prospectus supplement. Material United States federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will also be discussed in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

       As of the date of this prospectus, our authorized capital stock consists of 1,601,200,000 shares. Those shares consist of (1) 1,600,000,000 shares designated as common stock, $0.001 par value, and (2) 1,200,000 shares designated as preferred stock, $0.001 par value. The only equity securities currently outstanding are shares of common stock. As of August 15, 2001, there were approximately 657,570,651 shares of common stock issued and outstanding.

Preferred Stock

       The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of designation relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate of designation relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

       As of August 28, 2001, there were no shares of preferred stock outstanding. The Board of Directors has the authority, without further action by the stockholders, to issue up to 1,200,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

•	designations, powers, preferences, privileges;

•	relative participating, optional or special rights; and

•	the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences.

       Any or all of these rights may be greater than the rights of the common stock.

       The Board of Directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Solectron or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

       The prospectus supplement will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option or at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of Solectron’s affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

       Preferred stock will be fully paid and nonassessable upon issuance.

Common Stock

       Holders of common stock are entitled to receive dividends declared by the Board of Directors, out of funds legally available for the payment of dividends, subject to the rights of holders of preferred stock. Currently, we are not paying dividends. Each holder of common stock is entitled to one vote per share. Upon any liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of all liabilities and provision for liquidation preference of shares of preferred stock then outstanding. The holders of common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to the common stock.

       All outstanding shares of common stock are fully paid and nonassessable.

       Our common stock is listed on the New York Stock Exchange under the symbol “SLR.” The transfer agent and registrar for the common stock is Fleet National Bank N.A.

Delaware General Corporation Law Section 203

       We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” transaction with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner, as described below.

       The Section 203 restrictions do not apply if:

(1) the business combination or transaction is approved by our Board of Directors before the date the interested stockholder obtained such status;

(2) upon consummation of the transaction which resulted in the stockholder obtaining such status, the stockholder owned at least 85% of the shares of stock entitled to vote generally in the election of directors (the “voting stock”) that are outstanding at the time the transaction commenced. The 85% calculation does not include those shares:

•	owned by directors who are also officers of the target corporation; or

•	held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

(3) if on or after the date the interested stockholder obtained such status, the business combination is approved by our Board of Directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

       Generally, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Solectron. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

DESCRIPTION OF OUR WARRANTS

       This section describes the general terms and provisions of our securities warrants. The applicable prospectus supplement will describe the specific terms of the securities warrants offered through that prospectus supplement, as well as any general terms described in this section that will not apply to those securities warrants. If any particular terms of the securities warrants described in the prospectus supplement differ from any of the terms described below, then the terms described below will be deemed superceded by that prospectus supplement.

       We may issue securities warrants for the purchase of our debt securities, preferred stock, our common stock or trust preferred securities of the trust. We may issue warrants independently or together with other securities, and they may be attached to or separate from the other securities.

Each series of securities warrants will be issued under a separate warrant agreement that we will enter into with State Street Bank and Trust Company N.A., or another bank or trust company, as warrant agent, as detailed in the applicable prospectus supplement. The warrant agent will act solely as our agent of in connection with the securities warrants and will not assume any obligation, or agency or trust relationship, with you. The forms of securities warrant agreements, including the forms of warrant certificates, will be filed with the SEC in connection with the offering of warrants. You should refer to the provisions of the securities warrant agreements for more specific information.

       The prospectus supplement relating to a particular issue of securities warrants will describe the terms of those securities warrants, including, where applicable:

•	the exercise price for our debt securities, the amount of debt securities you will receive upon exercise, and a description of that series of debt securities;

•	the exercise price for shares of our preferred stock, the number of shares of preferred stock you will receive upon exercise, and a description of that series of our preferred stock;

•	the exercise price for shares of our common stock and the number of shares of common stock you will receive upon exercise;

•	the expiration date;

•	U.S. federal income tax consequences; and

•	any other terms of the securities warrants.

       After your warrants expire they will become void. The prospectus supplement will describe how you may exercise your securities warrants. You must exercise warrants for our preferred stock or our common stock through payment in U.S. dollars. All securities warrants will be issued in registered form. The prospectus supplement may provide for the adjustment of the exercise price of the securities warrants.

       Until you exercise your warrants to purchase our debt securities, preferred stock, or common stock, you will not have any rights as a holder of our debt securities, preferred stock, or common stock, as the case may be, by virtue of your ownership of warrants.

PLAN OF DISTRIBUTION

       We and the trust may sell the securities separately or together:

•	through one or more underwriters or dealers in a public offering and sale by them;

•	directly to investors; or

•	through agents.

       We and the trust may sell the securities from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

       We and the trust will describe the method of distribution of the securities in the prospectus supplement.

       Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of securities). These underwriters, dealers or agents may be considered to be underwriters under the Securities Act.

As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

       Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the underwriters, dealers and agents.

       We and the trust may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover over-allotments, if any, in connection with the distribution.

       All debt securities will be new issues of securities with no established trading market. Underwriters involved in the public offering and sale of debt securities may make a market in the debt securities. However, they are not obligated to make a market and may discontinue market making activity at any time. No assurance can be given as to the liquidity of the trading market for any debt securities.

       Underwriters or agents and their associates may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

       The validity of the issuance of Solectron’s securities offered by this prospectus will be passed upon for Solectron by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The validity of the issuance of securities by the trust will be passed upon by Richards, Layton & Finger, P.A., special Delaware counsel.

EXPERTS

       The consolidated financial statements and schedules of Solectron Corporation as of August 31, 2000 and 1999, and for each of the years in the three-year period ended August 31, 2000 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       We file reports, proxy statements and other information with the Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s World Wide Web site at http://www.sec.gov.

       The Commission allows us to “incorporate by reference” certain information we filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, except for information incorporated by reference which is superseded by information contained in this prospectus, any prospectus supplement or any document that we subsequently filed with the Commission that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document that is incorporated or deemed to be incorporated by reference will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently filed with the Commission that also is incorporated or deemed to be incorporated by reference or any statement in the accompanying prospectus supplement modifies or supersedes that statement. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete.

•	Annual Report on Form 10-K for the fiscal year ended August 25, 2000.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 1, 2000.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 2, 2001.

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 1, 2001.

•	Definitive Proxy Statement for the Annual Meeting of Stockholders held on January 18, 2001, filed December 11, 2000.

•	Current Report on Form 8-K, filed September 6, 2000.

•	Current Report on Form 8-K, filed November 7, 2000.

•	Current Report on Form 8-K, filed November 21, 2000.

•	Current Report on Form 8-K, filed December 22, 2000.

•	Current Report on Form 8-K, filed January 3, 2001.

•	Current Report on Form 8-K, filed January 10, 2001.

•	Current Report on Form 8-K/A, filed March 20, 2001.

•	Current Report on Form 8-K, filed May 2, 2001.

•	Current Report on Form 8-K, filed July 3, 2001.

•	Current Report on Form 8-K, filed August 14, 2001.

•	Current Report on Form 8-K/A, filed August 17, 2001.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on July 18, 1988, and any amendment or report filed for the purpose of updating such description.

•	The description of our Preferred Stock Rights Agreement contained in our Registration Statement on Form 8-A filed with the Commission on July 13, 2001, and any amendment or report filed for the purpose of updating such description.

       You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Kiran Patel
Chief Financial Officer
Solectron Corporation
777 Gibraltar Drive
Milpitas, California 95035
(408) 957-8500

       You should rely only on the information incorporated by reference or provided in this prospectus and any relevant prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of any security in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the cover of those documents.

Index to Financial Statements

Solectron Corporation and Subsidiaries Unaudited Pro Forma Combined Condensed Financial Information	F-2
Solectron Corporation and Subsidiaries Condensed Consolidated Financial Statements and notes thereto as of and for the three months ended November 30, 2001	F-8
Solectron Corporation and Subsidiaries Consolidated Financial Statements and Notes Thereto as of August 31, 2001 and 2000 and for each of the years in the three year period ended August 31, 2001	F-22
Solectron Corporation and Subsidiaries — Schedule II — Valuation and Qualifying Accounts	F-52
Independent Auditors’ Report	F-53

SOLECTRON CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL INFORMATION

       The following unaudited pro forma combined condensed financial statements are not necessarily indicative of the combined results of operations for future periods or the results of operations that would have been realized had Solectron Corporation (Solectron) and C-MAC Industries Inc. (C-MAC) been combined during the periods specified. The unaudited pro forma combined condensed financial statements and the related notes should be read in conjunction with the historical financial statements of Solectron and C-MAC.

       On December 3, 2001, Solectron completed its combination with C-MAC (the Combination) by issuing approximately 151.3 million common shares and 5.2 million options for outstanding C-MAC common stock and options. The Combination will be accounted for under the purchase method of accounting. The purchase price is approximately $2,565.3 million, consisting of Solectron common stock valued at approximately $2,487.2 million, Solectron stock options valued at approximately $63.1 million, and direct acquisition costs estimated at approximately $15.0 million.

       The unaudited pro forma combined condensed balance sheet gives effect to the Combination as if it had occurred on November 30, 2001, and combines Solectron’s historical consolidated balance sheet as of November 30, 2001, with C-MAC’s unaudited historical U.S. GAAP consolidated balance sheet as of November 30, 2001 in U.S. dollars.

       The unaudited pro forma combined condensed statements of operations for the three months ended November 30, 2001 and the year ended August 31, 2001, give effect to the Combination as if it had occurred on September 1, 2000, and combines Solectron’s historical consolidated statement of operations for the three months ended November 30, 2001 and the year ended August 31, 2001, with C-MAC’s unaudited historical U.S. GAAP consolidated statement of earnings for the three months ended September 30, 2001 and the twelve months ended September 30, 2001, respectively, in U.S. dollars.

       The unaudited pro forma combined condensed financial statements have been prepared on the basis of assumptions described in the related notes and include assumptions relating to the allocation of consideration paid for the assets and liabilities of C-MAC based on preliminary estimates of their respective fair values. The final allocation of the consideration paid for C-MAC may differ from that reflected in the unaudited pro forma combined condensed financial statements when final valuations are completed.

SOLECTRON CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

	Solectron	C-MAC
	Historical	Historical
	As of	As of	Pro Forma
	Nov. 30, 2001	Nov. 30, 2001	Adjustments		Combined

	(in millions)
ASSETS
Current Assets:
Cash and cash equivalents and short-term investments	2,886.8	160.5	—		3,047.3
Accounts receivable, net	2,013.8	302.8	(4.5	)(a)	2,312.1
Inventories	2,751.5	378.0	11.8	(b)	3,141.3
Prepaid expenses and other current assets	292.5	73.5	—		366.0

Total current assets	7,944.6	914.8	7.3		8,866.7
Net property, plant and equipment	1,287.2	260.5	6.4	(c)	1,554.1
Goodwill, net	2,370.8	647.2	1,207.4	(d)	4,225.4
Other assets	901.6	139.9	—		1,041.5

Total assets	12,504.2	1,962.4	1,221.1		15,687.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Short-term debt	888.5	2.7	—		891.2
Accounts payable and accrued liabilities	2,142.8	242.8	(4.5	)(a)	2,404.1
			15.0	(e)
			8.0	(f)
Other current liabilities	16.3	1.0	1.4	(g)	18.7

Total current liabilities	3,047.6	246.5	19.9		3,314.0
Long-term debt	4,234.3	337.8	—		4,572.1
Other long-term liabilities	81.7	32.7	2.4	(g)	116.8

Total liabilities	7,363.6	617.0	22.3		8,002.9
Commitments
Stockholders’ equity:
Common stock	0.7	1,196.3	(1,196.3	)(h)	0.8
			0.1	(h)
Additional paid-in capital	3,997.5	—	2,550.2	(h)	6,547.7
Retained earnings	1,478.8	118.2	(118.2	)(h)	1,478.8
Accumulated other comprehensive income (loss)	(336.4)	30.9	(30.9	)(h)	(336.4)
Deferred compensation	—	—	(6.1	)(i)	(6.1)

Total stockholders’ equity	5,140.6	1,345.4	1,198.8		7,684.8

Total liabilities and stockholders’ equity	12,504.2	1,962.4	1,221.1		15,687.7

SOLECTRON CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED

STATEMENT OF OPERATIONS

	Solectron	C-MAC
	Historical	Historical
	Year	Twelve Months
	Ended	Ended	Pro Forma
	August 31, 2001	Sept. 30, 2001	Adjustment		Combined

	(in millions)
Net sales	$18,692.3	$1,803.1	$(19.5	)(a)	$20,475.9
Cost of Sales	17,206.2	1,543.4	(19.5	)(a)	18,731.5
			1.4	(j)

Gross Profit	1,486.1	259.7	(1.4)		1,744.4
Operating expenses:
Selling, general and administrative	827.9	95.9	2.0	(k)	925.8
Research and development	69.9	46.6			116.5
Goodwill amortization expense	139.9	29.1	(29.1	)(l)	139.9
Acquisition costs	29.7	—			29.7
Restructuring and impairment costs	517.3	15.8			533.1

Operating income (loss)	(98.6)	72.3	25.7		(0.6)
Interest income	116.9	11.4			128.3
Interest expense	(176.0)	(17.8)			(193.8)

Income (loss) before income taxes	(157.7)	65.9	25.7		(66.1)
Income taxes (benefit)	(34.2)	24.5	3.6	(m)	(6.1)

Net income (loss)	$(123.5)	$41.4	$22.1		$(60.0)

Basic net loss per share	$(0.19)				$(0.08)

Diluted net loss per share	$(0.19)				$(0.08)

Shares used to compute net loss per share:
Basic	641.8		151.3		793.1

Diluted	641.8		151.3		793.1

SOLECTRON CORPORATION AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED CONDENSED

STATEMENT OF OPERATIONS

	Solectron
	Historical	C-MAC
	Three	Historical
	Months	Three Months
	Ended	Ended	Pro Forma
	Nov. 30, 2001	Sept. 30, 2001	Adjustment		Combined

	(in millions)
Net sales	3,152.2	244.6	(2.1	)(a)	3,394.7
Cost of Sales	2,951.1	236.1	(2.1	)(a)	3,185.2
			0.1	(j)

Gross Profit	201.1	8.5	(0.1)		209.5
Operating expenses:
Selling, general and administrative	164.2	17.8	0.5	(k)	182.5
Research and development	12.5	10.1	—		22.6
Goodwill amortization expense	—	5.7	(5.7	)(l)	—
Acquisition costs	—	—	—		—
Restructuring and impairment costs	72.9	15.8	—		88.7

Operating income (loss)	(48.5)	(40.9)	5.1		(84.3)
Interest income	19.9	1.4	—		21.3
Interest expense	(42.7)	(2.9)	—		(45.6)

Loss before income taxes and extraordinary loss	(71.3)	(42.4)	5.1		(108.6)
Income benefit	(20.8)	(14.6)	0.8	(m)	(34.6)

Loss before extraordinary loss	(50.5)	(27.8)	4.3		(74.0)
Extraordinary loss, net of income tax benefit	(2.0)	—	—		(2.0)

Net loss	(52.5)	(27.8)	4.3		(76.0)

Basic net loss per share	(0.08)				(0.09)

Diluted net loss per share	(0.08)				(0.09)

Shares used to compute net loss per share:
Basic	663.7	—	151.3		815.0

Diluted	663.7	—	151.3		815.0

SOLECTRON CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS

Note 1 — Combination with C-MAC

       The pro forma information related to the combination with C-MAC has been prepared in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets,” which were adopted by Solectron effective September 1, 2001.

       Solectron’s combination with C-MAC, completed on December 3, 2001, will be accounted for as a purchase. Accordingly, the market value of Solectron common stock issued, the fair value of Solectron options issued and the amount of direct acquisition costs incurred are recorded as the cost of acquiring C-MAC, or the purchase price. That purchase price will be allocated to individual assets acquired and liabilities assumed based on their respective fair values. The excess of the purchase price over the fair value of the net assets are allocated to goodwill. Pursuant to SFAS No. 142, goodwill will not be amortized but will be tested periodically for impairment.

       The following table represents the purchase price and the preliminary purchase price allocation. The final purchase price allocation will depend upon the final valuation of the assets acquired and the liabilities assumed upon completion of Solectron’s final analysis based on independent appraisals and the audit of the C-MAC balance sheet as of the purchase date.

Calculation of purchase price:
Value of securities issued:
Common shares	$2,487.2
Stock options	63.1
Acquisition costs	15.0

Total purchase price	$2,565.3

Preliminary allocation of purchase price:
Assets:
Carrying value of C-MAC’s historical assets (including existing goodwill)	$1,962.4
Inventory fair value in excess of historical carrying value	11.8
Fair value of fixed assets in excess of historical carrying value	6.4
Goodwill write-up	1,207.4
Liabilities:
Carrying value of C-MAC’s historical liabilities	(617.0)
Additional employee compensation liability	(8.0)
Net increase of deferred tax liability	(3.8)
Stockholders’ Equity:
Deferred stock-based compensation	6.1

Total purchase price	$2,565.3

       The calculation of the purchase price includes issuance of approximately 151.3 million shares of common stock, valued at $16.44 per share (the average closing market price per share during the four trading days ended August 10, 2001) and approximately 5.2 million options to acquire shares of Solectron common stock issued in exchange for all outstanding C-MAC stock options.

SOLECTRON CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL STATEMENTS — (Continued)

       The following adjustments have been reflected in the Pro Forma Adjustments column of the unaudited pro forma combined condensed balance sheet and statement of operations:

(a)	Represents the elimination of sales, cost of sales, accounts receivable and accounts payable related to sales between Solectron and C-MAC.

(b)	Represents the “fair value” (as defined in Accounting Principles Opinion No. 16, “Business Combinations”) of inventory in excess of the historical book value of such inventory.

(c)	Represents the “fair value” (as defined in Accounting Principles Board Opinion No. 16, “Business Combinations”) in excess of approximately $230 million of historical property, plant and equipment book value. The appraisals for approximately $30 million of historical book value are not complete and are not reflected in this adjustment. Upon completion of these appraisals, historical book value may be further adjusted.

(d)	Represents the allocation of the excess of total consideration over the net assets acquired to goodwill.

(e)	Represents the accrual of Solectron’s direct acquisition costs.

(f)	Represents the increase recorded to employee compensation liabilities for the fair value in excess of the historical book value of such liabilities due to change of control provisions.

(g)	Represents the net increase in deferred tax liabilities resulting from the adjustments to inventory, fixed assets, and employee compensation liabilities recorded in (b), (c) and (f).

(h)	Represents the elimination of C-MAC’s historical equity and the issuance of Solectron common stock.

(i)	Represents deferred stock-based compensation related to the intrinsic value attributed to unvested C-MAC stock options exchanged for Solectron options.

(j)	Represents depreciation expense related to the increase in fixed assets recorded in (c).

(k)	Represents the amortization of deferred stock based compensation recorded in (i).

(l)	Represents the elimination of C-MAC historical goodwill amortization expense.

(m)	Represents the income tax impact of the pro forma adjustment related to the elimination of C-MAC historical goodwill amortization expense.

       C-MAC historical assets and liabilities may be further adjusted upon completion of an audit of its November 30, 2001 balance sheet. In addition, Solectron is obtaining an independent appraisal of C-MAC’s intangible assets. Upon completion of this appraisal, intangible assets with estimable useful lives meeting the recognition criteria under SFAS No. 141, will be reported separate from goodwill and amortized over their estimated useful lives.

       Management expects to take actions related to the termination of certain activities, as well as conducting business integration activities, which are not finalized and therefore not reflected in the accompanying pro forma combined condensed balance sheet. When these plans are complete, the final allocation of purchase price will reflect such liabilities in accordance with Emerging Issues Task Force Issue No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.”

SOLECTRON CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions)

	November 30,	August 31,
	2001	2001

	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$2,886.8	$2,790.1
Accounts receivable, net	2,013.8	2,443.6
Inventories	2,751.5	3,209.9
Prepaid expenses and other current assets	292.5	260.5

Total current assets	7,944.6	8,704.1
Net property and equipment	1,287.2	1,304.7
Other assets	901.6	934.4
Goodwill	2,370.8	1,987.2

Total assets	$12,504.2	$12,930.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$888.5	$306.2
Accounts payable	1,522.5	1,786.1
Accrued employee compensation	199.7	166.5
Accrued expenses	420.6	363.7
Other current liabilities	16.3	66.8

Total current liabilities	3,047.6	2,689.3
Long-term debt	4,234.3	5,027.5
Other long-term liabilities	81.7	62.9

Total liabilities	7,363.6	7,779.7

Commitments
Stockholders’ equity:
Common stock	0.7	0.7
Additional paid-in capital	3,997.5	3,877.6
Retained earnings	1,478.8	1,531.6
Accumulated other comprehensive losses	(336.4)	(259.2)

Total stockholders’ equity	5,140.6	5,150.7

Total liabilities and stockholders’ equity	$12,504.2	$12,930.4

See accompanying notes to condensed consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)
(unaudited)

	Three Months
	Ended
	November 30,

	2001	2000

Net sales	$3,152.2	$5,695.5
Cost of sales	2,951.1	5,210.8

Gross profit	201.1	484.7
Operating expenses:
Selling, general and administrative	164.2	190.3
Research and development	12.5	18.0
Restructuring and impairment costs	72.9	—

Operating income (loss)	(48.5)	276.4
Interest income	19.9	36.6
Interest expense	(42.7)	(32.7)

Income (loss) before income taxes and extraordinary loss	(71.3)	280.3
Income taxes (benefit)	(20.8)	89.7

Income (loss) before extraordinary loss	(50.5)	190.6
Extraordinary loss, net of income tax benefit	(2.0)	—

Net income (loss)	$(52.5)	$190.6

Basic net income (loss) per share:
Income (loss) before extraordinary loss	$(0.08)	$0.31
Extraordinary loss	—	—

	$(0.08)	$0.31

Diluted net income (loss) per share:
Income (loss) before extraordinary loss	$(0.08)	$0.29
Extraordinary loss	—	—

	$(0.08)	$0.29

Shares used to compute net income (loss) per share:
Basic	663.7	610.3

Diluted	663.7	709.1

See accompanying notes to condensed consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)
(unaudited)

	Three Months
	Ended
	November 30,

	2001	2000

Net income (loss)	$(52.5)	$190.6
Other comprehensive loss:
Foreign currency translation adjustments, net of income tax benefit of $0.3 and none for the three months in fiscal 2001 and 2002	(76.6)	(44.2)
Unrealized loss on investments and derivatives, net of income tax benefit of $0.1 and $1.8, for three months in fiscal 2002 and 2001	(0.7)	(5.6)

Comprehensive income (loss)	$(129.8)	$140.8

       Accumulated foreign currency translation losses were $336.0 million at November 30, 2001 and $259.4 million at August 31, 2001. The foreign currency translation losses for fiscal year 2001 and for the three months ended November 30, 2001 primarily resulted from the unrealized losses on dollar-denominated debt held by certain foreign subsidiaries. Most of Solectron’s foreign currency translation adjustment amounts relate to investments that are permanent in nature. To the extent that such amounts relate to investments that are permanent in nature, no adjustment for income taxes is made. Accumulated unrealized gain (loss) on investments was ($0.1) million at November 30, 2001, and $0.2 million at August 31, 2001.

See accompanying notes to condensed consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)
(unaudited)

	Three Months
	Ended
	November 30,

	2001	2000

Cash flows from operating activities:
Net income (loss)	$(52.5)	$190.6
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	102.6	85.2
Amortization of debt issuance costs and accretion of discount on notes payable	35.0	27.1
Tax benefit associated with the exercise of stock options	2.8	22.0
Gain on disposal of property and equipment	(1.2)	(2.3)
Extraordinary loss on extinguishment of debt	2.0	—
Impairment of fixed assets and other long-term assets	38.2	—
Other	—	(1.2)
Changes in operating assets and liabilities:
Accounts receivable	483.1	(557.2)
Inventories	458.8	(822.3)
Prepaid expenses and other current assets	(17.1)	(18.2)
Accounts payable	(268.1)	290.2
Accrued expenses and other current liabilities	(16.8)	413.4

Net cash provided by (used in) operating activities	766.8	(372.7)

Cash flows from investing activities:
Sales and maturities of short-term investments	177.4	419.4
Purchases of short-term investments	(203.0)	(233.9)
Acquisition of business, net of cash received	(321.5)	—
Capital expenditures	(62.7)	(248.9)
Proceeds from sale of property and equipment	25.8	12.9
Other	9.9	(35.9)

Net cash used in investing activities	(374.1)	(86.4)

Cash flows from financing activities:
Net proceeds from bank lines of credit	225.0	52.1
Repayment of borrowings under line of credit	(257.4)	(4.2)
Net proceeds from long-term debt	21.0	1,511.3
Principle Payment on long-term debt	(14.5)	—
Repurchase of LYONs	(221.6)	—
Net proceeds from stock issued under option and employee purchase plans	8.5	23.7
Net proceeds from issuance of common stock	—	1,164.5
Common Stock Repurchase	(4.5)	—
Other	(0.9)	6.2

Net cash provided by (used in) financing activities	(244.4)	2,753.6

Effect of exchange rate changes on cash and cash equivalents	(77.3)	(24.3)

Net increase in cash and cash equivalents	71.0	2,270.2
Cash and cash equivalents at beginning of period	2,482.3	1,475.5

Cash and cash equivalents at end of period	$2,553.3	$3,745.7

SUPPLEMENTAL DISCLOSURES
Cash paid during the period:
Income taxes	$9.6	$32.2
Interest	$5.5	$5.5
Non-cash investing activities:
Issuance of common stock for business combination, net of cash acquired	$100.6	$—

See accompanying notes to condensed consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

       The accompanying unaudited condensed consolidated balance sheet as of November 30, 2001, and the related unaudited condensed consolidated statements of operations and comprehensive income (loss) for the three months ended November 30, 2001 and 2000, and cash flows for the three-months ended November 30, 2001 and 2000, have been prepared on substantially the same basis as the annual consolidated financial statements. Management believes the financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position, operating results and cash flows for the periods presented. The condensed consolidated balance sheet as of August 31, 2001 was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended August 31, 2001, included in the Company’s Annual Report to Stockholders.

       The Company’s first quarter of fiscal 2002 ended November 30, 2001, its first quarter of fiscal 2001 ended December 1, 2000 and its 2001 fiscal year ended August 31, 2001. For clarity of presentation, the Company has indicated each period as having ended on the last day of the month.

Note 2 — Inventories

       Inventories consisted of (in millions):

	November 30,	August 31,
	2001	2001

Raw materials	$2,116.9	$2,503.5
Work-in-process	230.2	331.0
Finished goods	404.4	375.4

Total	$2,751.5	$3,209.9

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3 — Net Income (Loss) Per Share

       The following table sets forth the computation of basic and diluted net income (loss) per share for the three-month periods ended November 30, 2001 and 2000.

	Three Months
	Ended
	November 30,

	2001	2000

	(in millions,
	except
	per share data)
Income (loss) before extraordinary loss	$(50.5)	$190.6
Extraordinary loss, net of income tax	(2.0)	—
Interest expense from dilutive convertible LYON notes (net of taxes)	—	17.0

Net income (loss) — diluted	$(52.5)	$207.6

Weighted average shares — basic	663.7	610.3
Common shares issuable upon exercise of stock options	—	20.6
LYON notes converted into Solectron common stock	—	78.2

Weighted average shares diluted	663.7	709.1

Basic net income (loss) per share:
Income (loss) before extraordinary loss	$(0.08)	$0.31
Extraordinary loss	—	—

Net income (loss) per share	$(0.08)	$0.31

Diluted net income (loss) per share:
Income (loss) before extraordinary loss	$(0.08)	$0.29
Extraordinary loss	—	—

Net income (loss) per share	$(0.08)	$0.29

       The calculation for the three months period ended November 30, 2001 did not include the 108.6 million common shares issuable upon conversion of the zero-coupon senior convertible notes or 63.9 million options to purchase common stock, as the effect would have been antidilutive.

       For the three months ended November 30, 2000, options to purchase 8.1 million shares with exercise prices greater than the average fair market value during the period were not included in the calculation because the effect would have been antidilutive.

Note 4 — Commitments

       Solectron leases various facilities under operating lease agreements. The facility leases outstanding on November 30, 2001 expire at various dates through 2004. All such leases require Solectron to pay property taxes, insurance and normal maintenance costs. Payments of some leases are periodically adjusted based on LIBOR rates. Certain leases for Solectron’s facilities provide Solectron with an option at the end of the lease term to either acquire the property at its original cost or arrange for the property to be acquired. In the event Solectron does not purchase the properties or reach an agreement with the lessor to extend the lease at the end of the respective lease terms,

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Solectron is contingently liable under a first loss clause for a decline in market value of such leased facilities up to 85% of the original costs, or approximately $204.0 million in total as of November 30, 2001. Under such agreements, the Company must also maintain compliance with financial covenants similar to its credit facilities. We were in compliance with all of such financial covenants as of November 30, 2001. However, if certain of these financial covenants were measured immediately after the issuance of our 7.25% Adjustable Conversion Rate Equity Security Units, we would not be in compliance with them. The total amount outstanding under such facilities as of November 30, 2001 was $369 million. If we do not work out some arrangement or pre-pay these obligations, the lenders could accelerate our obligations and declare all amounts due thereunder due and payable. This acceleration, or the fact that we are in default under those agreements could in turn cause cross-defaults with respect to other indebtedness we have outstanding or have a material adverse effect on our financial condition.

       Additionally, Solectron periodically enters into lease arrangements with third-party leasing companies under which it sells fixed assets and leases them back from the leasing companies. Solectron accounts for these leases as operating leases.

       On November 30, 2001, approximately $213 million of Solectron’s cash was restricted on a short term basis.

Note 5 — Segment Information

       The Company operates as three strategic business units — global operations, technology solutions and global services. Each business unit has its own president and support staff. Solectron’s management uses an internal management reporting system, which provides important financial data to evaluate performance and allocate resources for the three business units. Certain corporate expenses were allocated to these operating segments and were included for performance evaluation. Some amortization expenses were also allocated to these business units, but the related intangible assets were not allocated. The accounting policies for the segments were the same as for Solectron taken as a whole.

       Segment information by business units and geography for the three months periods ended November 30, 2001 and 2000, was as follows:

	Three Months Ended
	November 30,

	2001	2000

	(in millions)
Net sales:
Global operations	$2,855.9	$5,143.2
Technology solutions	154.5	489.4
Global services	141.8	62.9

	$3,152.2	$5,695.5

Depreciation and amortization:
Global operations	$90.4	$75.8
Technology solutions	7.1	6.7
Global services	5.1	2.7

	$102.6	$85.2

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Three Months Ended
	November 30,

	2001	2000

	(in millions)
Interest income:
Global operations	$6.6	$2.5
Technology solutions	0.3	0.7
Global services	0.2	—
Corporate	12.8	33.4

	$19.9	$36.6

Interest expense:
Global operations	$3.0	$2.6
Technology solutions	0.2	0.2
Global services	0.5	—
Corporate	39.0	29.9

	$42.7	$32.7

Pre-tax income (loss) before extraordinary
Global operations	$(51.2)	$243.7
Technology solutions	(4.0)	26.8
Global services	3.7	8.3
Corporate	(19.8)	1.5

	$(71.3)	$280.3

Capital expenditures:
Global operations	$36.8	$215.2
Technology solutions	5.1	11.2
Global services	11.9	2.4
Corporate	8.9	20.1

	$62.7	$248.9

Geographic net sales:
United States	$1,178.8	$2,897.1
Latin America	326.4	648.6
Europe	551.0	1,128.8
Malaysia	412.7	665.4
Asia Pacific & Other	683.3	355.6

	$3,152.2	$5,695.5

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	November 30,	August 31,
	2001	2001

	(in millions)
Total assets:
Global operations	$9,029.8	$9,752.4
Technology solutions	581.8	587.5
Global services	705.2	184.9
Corporate	2,187.4	2,405.6

	$12,504.2	$12,930.4

Total assets:
United States	$2,925.1	$3,299.1
Other North America and Latin America	1,311.6	1,543.7
Europe	1,819.1	1,904.0
Corporate	2,187.4	2,405.6
Asia Pacific & Other	4,261.0	3,778.0

	$12,504.2	$12,930.4

Note 6 — Zero-Coupon Convertible Senior Notes

       During the first quarter of the fiscal year 2002, Solectron repurchased a portion of its 4.0% Liquid Yield Option Notes (Zero Coupon-Senior) due 2019 (the Notes) with a carrying amount of approximately $218 million for approximately $222 million, resulting in an extraordinary loss of $2 million, net of tax. Solectron intends to repurchase the remaining Notes for cash in January 2002. As of November 30, 2001, approximately $615 million has been classified as a current liability to satisfy this obligation.

Note 7 — Stockholders’ Equity

       On September 17, 2001, Solectron’s board of directors authorized a $200 million stock repurchase program. During the first fiscal quarter of 2002, Solectron repurchased 442,200 shares of its common stock at an average price of $10.10 for approximately $4.5 million.

Note 8 — Accounting Pronouncements

       In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated lives to their estimated residual values, and be reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 were amortized prior to adoption of SFAS No. 142.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In accordance with SFAS No. 141, the Company is accounting for all business combinations initiated or completed after June 30, 2001 using the purchase method of accounting. The Company adopted the remaining provisions of SFAS No. 141 and SFAS No. 142 effective September 1, 2001.

       SFAS No. 141 requires, upon adoption of SFAS No. 142, that Solectron evaluates its existing intangibles assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, Solectron reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations and no significant changes were deemed necessary. Solectron is also required to test the intangible assets for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. No impairment loss as of the date of adoption was deemed necessary.

       In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires Solectron to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Solectron must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. Solectron then has up to the end of second fiscal quarter of 2002 from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and Solectron must perform the second step of the transitional impairment test. In the second step, Solectron must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year adoption. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle in our statement of operations.

       The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, in August 2001, and SFAS No.144, Accounting for the Impairment or Disposal of Long-lived Assets, in October 2001. SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS No. 144 serves to clarify and further define the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We expect to adopt both effective September 1, 2002. The adoption of these statements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Note 9 — Acquisitions

       On October 16, 2001, the Company completed its acquisition of Iphotonics, Inc. for approximately 8.8 million shares of Solectron common stock and 428,000 options to purchase Solectron’s common stock. The transaction was accounted for under the purchase method of accounting.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       On October 26, 2001, the Company completed its acquisition of Stream International, Inc. for approximately $366.6 million in cash. The transaction was accounted for under the purchase method of accounting. The following table summarizes purchase price allocations.

	Stream	Iphotonics	Total

	(amounts in millions)
Assets acquired	$155.4	$25.5	$180.9
Goodwill	271.0	94.0	365.0
Liabilities assumed	(59.8)	(7.6)	(67.4)
Deferred compensation	—	1.8	1.8

Total purchase price	$366.6	$113.7	$480.3

       The allocations above are based on management’s estimate of the purchase accounting and may be adjusted as additional information is obtained.

Note 10 — Restructuring and Impairment

       Beginning in the second quarter of fiscal 2001, Solectron initiated a restructuring of company’s operations in light of the current economic downturn. The measures, which included reducing the workforce, consolidating some facilities and changing the strategic focus of a number of sites, was largely intended to align its capacity and infrastructure to anticipated customer demand as well as rationalize its footprint worldwide.

       During the second quarter of the fiscal 2001, the Company recorded restructuring costs of $25.3 million related to the consolidation of certain facilities. These restructuring costs included fixed asset write-offs of $19.7 million, severance costs of approximately $3.2 million, and other nonrecurring costs of $2.4 million.

       During the third quarter of fiscal 2001, total restructuring and impairment costs of $285.0 million were charged against earnings. These restructuring and impairment charges included employee severance and benefit costs of approximately $41.8 million, costs related to leased facilities that will be abandoned and subleased of approximately $44.7 million, costs related to leased equipment that will be abandoned of approximately $56.2 million, impairment of equipment of approximately $99.9 million, impairment of facilities of approximately $11.3 million, impairment of goodwill and intangible assets related to closed facilities of approximately $28.2 million and other exit costs of approximately $2.9 million.

       The employee severance and benefit costs related to the elimination of 7,700 positions worldwide. Approximately 67% of the positions eliminated were in the Americas region, 23% were in Europe and 10% were in Asia/ Pacific. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. All 7,700 employees left the Company under this plan by May 31, 2001.

       During the fourth quarter of fiscal 2001, total restructuring and impairment costs of $207.0 million were charged against earnings. These restructuring and impairment charges included employee severance and benefit costs of approximately $25.0 million, costs related to leased facilities that will be abandoned and subleased of approximately $11.7 million, costs related to leased equipment that will be abandoned of approximately $61.3 million, impairment of equipment of approximately $68.6 million, impairment of facilities of approximately $26.4 million, impairment of goodwill and intangible assets related to closed facilities of approximately $14.0 million.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The employee severance and benefit costs related to the elimination of 4,100 positions worldwide. Approximately 67% of the positions eliminated were in the Americas region, 23% were in Europe and 10% were in Asia/ Pacific. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. All 4,100 employees left the Company under this plan by August 31, 2001.

       During the first quarter of fiscal 2002, total restructuring and impairment costs of $72.9 million were charged against earnings. These restructuring and impairment charges included employee severance and benefit costs of approximately $28.3 million, costs related to leased facilities that will be abandoned and subleased of approximately $1.1 million, costs related to leased equipment that will be abandoned of approximately $1.3 million, impairment of equipment and other assets of approximately $34.2 million, impairment of facilities of approximately $4.0 million and other exit costs of approximately $4.0 million.

       The employee severance and benefit costs related to the elimination of approximately 2,000 positions worldwide, as of November 30, 2001, all of them have left the Company under this plan. Approximately 76% of the positions eliminated were in the Americas region and 24% were in Europe. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were also primarily located in the Americas and Europe.

       For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. For facilities and equipment held for disposal, the impairment loss recognized was based on the fair value less costs to sell with fair value based on estimates of existing market prices for similar assets.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The following table summarizes restructuring activity excluding impairment since the second quarter of fiscal quarter of 2001:

		Lease	Lease
	Severance	Payments	Payments
	and Benefits	on Facilities	on Equipment	Other	Total

Balance at December 1, 2000	$—	$—	$—	$—	$—
Q2-FY provision	3.2	—	—	2.4	5.6
Cash payments	—	—	—	—	—

Balance at February 28, 2001	$3.2	$—	$—	$2.4	$5.6
Q3-FY provision	41.8	44.7	56.2	2.9	145.6
Cash payments	(31.2)	—	—	(0.1)	(31.3)

Balance at May 31, 2001	$13.8	$44.7	$56.2	$5.2	$119.9
Q4-FY provision	25.0	11.7	61.3	—	98.0
Cash payments	(38.8)	(5.5)	(5.0)	(0.8)	(50.1)

Balance at August 31, 2001	$—	$50.9	$112.5	$4.4	$167.8
Current quarter provision	28.3	1.1	1.3	4.0	34.7
Cash payments	(28.3)	(8.8)	(7.6)	(0.7)	(45.4)

Balance at November 30, 2001	$—	$43.2	$106.2	$7.7	$157.1

Note 11 — Subsequent Events

       On December 3, 2001, the Company announced the completion of its combination with C-MAC Industries Inc. The Company issued approximately 98.8 million shares of its common stock, 52.5 million exchangeable shares of Solectron Global Services Canada Inc., which is exchangeable on a one-to-one basis for its common stock, and 5.2 million options in the transaction. The purchase price was $2,565.3 million, consisting of stock valued at $2,487.2, stock options valued at $63.1 million and direct acquisition costs of $15.0 million.

       On December 6, 2001, the Company announced the completion of its acquisition of Artesyn Solutions, Inc. for approximately $36.4 million in cash. Artesyn is a leading product support services company and wholly owned subsidiary of Artesyn Technologies, Inc. The acquisition expands the materials return processing, repair and refurbishment capabilities of Solectron’s Global Services business unit.

       On December 18, 2001, the Company announced its intention to use cash to meet its obligations in January to repurchase its zero-coupon senior convertible notes due in 2019. Note holders have the right to require the Company to repurchase all or portion of the notes they hold as of January 28, 2002. The accreted value of the notes outstanding, as of December 18, 2001, was about $530 million.

       On December 18, 2001, the Company announced it had received a commitment for $500 million of revolving credit facilities. The Company expects to close on this transaction during the first quarter of calendar 2002. The commitment is subject to a number of conditions including (i) no occurrence of a material adverse change in the financial or capital markets generally, (ii) rating by Standard & Poor’s and Moody’s Investor Service for the Company’s senior unsecured debt of not lower than BB+ and Ba1, respectively, (iii) the issuance of at least $500 million of fixed rate unsecured debt

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

securities and (iv) the receipt by the Company of any required consents of certain existing lenders. The new credit facilities are intended to replace its undrawn $100 million line of credit, expiring on April 30, 2002, which was cancelled on December 31, 2001. There can be no assurance this transaction will be consummated.

       On December 27, 2001, the Company closed its public offering of $1 billion or 40 million units, of Adjustable Conversion-Rate Equity Security Units. Each unit has a stated amount of $25 and initially consists of (a) a contract to purchase, for $25, a number of shares of Solectron common stock to be determined on November 15, 2004 and (b) $25 in principal amount of 7.25% subordinated debentures due 2006. The Company received total net proceeds of approximately $969 million before expense from the transaction. The Company pledged cash of approximately $136.9 million to secure the first eight quarterly interest payments on the debentures.

       On January 8, 2002, the Company’s underwriters closed on the exercise of their option to purchase four million units of Solectron’s 7.25% Adjustable Conversion Rate Equity Security Units. The company received net proceeds of approximately $97 million before expenses from the transaction. The Company pledged cash of approximately $13.7 million to secure the first eight quarterly interest payments on the debentures.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions)

	August 31,	August 31,
	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	$2,482.3	$1,475.5
Short-Term investments	307.8	958.6
Accounts receivable, less allowances of $40.8 and $8.6, respectively	2,443.6	2,146.3
Inventories	3,209.9	3,787.3
Prepaid expenses and other current assets	260.5	260.5

Total current assets	8,704.1	8,628.2
Net property and equipment	1,304.7	1,080.4
Other assets	934.4	627.4
Goodwill, net of accumulated amortization of $145.7 and $5.8, respectively	1,987.2	39.6

Total assets	$12,930.4	$10,375.6

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$306.2	$69.2
Accounts payable	1,786.1	2,694.1
Accrued employee compensation	166.5	179.8
Accrued expenses	363.7	262.5
Other current liabilities	66.8	11.2

Total current liabilities	2,689.3	3,216.8
Long-term debt	5,027.5	3,319.5
Other long-term liabilities	62.9	37.2

Total liabilities	7,779.7	6,573.5
Stockholders’ equity:
Preferred stock, $.0001 par value; 1.2 shares authorized; no shares issued	—	—
Common stock, $.001 par value; 1,600.0 shares authorized; 658.2 and 605.0 shares issued and outstanding respectively, adjusted for stock split	0.7	0.6
Additional paid-in capital	3,877.6	2,259.1
Retained earnings	1,531.6	1,656.8
Accumulated other comprehensive losses	(259.2)	(114.4)

Total stockholders’ equity	5,150.7	3,802.1

Total liabilities and stockholders’ equity	$12,930.4	$10,375.6

See accompanying notes to consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Years Ended August 31,

	2001	2000	1999

Net sales	$18,692.3	$14,137.5	$9,669.2
Cost of sales	17,206.2	12,862.2	8,732.9

Gross profit	1,486.1	1,275.3	936.3
Operating expenses:
Selling, general and administrative	827.9	467.1	379.2
Research and development	69.9	60.8	40.5
Goodwill amortization expense	139.9	5.3	0.5
Acquisition costs	29.7	26.8	—
Restructuring and impairment costs	517.3	11.1	—

Operating income (loss)	(98.6)	704.2	516.1
Interest income	116.9	106.9	36.7
Interest expense	(176.0)	(71.6)	(38.3)

Income (loss) before income taxes and cumulative effect of change in accounting principle	(157.7)	739.5	514.5
Income taxes (benefit)	(34.2)	238.8	164.2

Income (loss) before cumulative effect of change in accounting principle	(123.5)	500.7	350.3
Cumulative effect of change in accounting principle for start-up costs, net of $1.6 income tax benefit	—	(3.5)	—

Net income (loss)	$(123.5)	$497.2	$350.3

Basic net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.19)	$0.84	$0.65
Cumulative effect of change in accounting principle	—	(0.01)	—

	$(0.19)	$0.83	$0.65

Diluted net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.19)	$0.80	$0.61
Cumulative effect of change in accounting principle	—	—	—

	$(0.19)	$0.80	$0.61

Shares used to compute net Income (loss) per share:
Basic	641.8	599.4	542.6

Diluted	641.8	623.5	579.0

See accompanying notes to consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in millions)

					Accumulated
					Other
	Common Stock		Additional		Comprehensive	Total
			Paid-In	Retained	Income	Stockholders’
	Shares	Amount	Capital	Earnings	(losses)	Equity

Balances as of August 31, 1998	519.9	$0.6	$658.6	$824.4	$(8.2)	$1,475.4
Net income				350.3		350.3
Foreign currency translation					(78.6)	(78.6)
Unrealized loss on investments					(1.1)	(1.1)
Stock issued under stock option and employee purchase plans	12.7		81.5			81.5
Conversion of long-term debt, net	27.2		225.3			225.3
Issuance of common stock, net of issuance costs of $32.5	34.2		1,069.9			1,069.9
Stock issued in business combinations	0.5		17.8			17.8
Dividends				(1.9)		(1.9)
Repurchase of common stock	(0.4)		(7.1)			(7.1)
Tax benefit associated with exercise of stock options			35.4			35.4

Balances as of August 31, 1999	594.1	0.6	2,081.4	1,172.8	(87.9)	3,166.9
Net income				497.2		497.2
Adjustment to conform fiscal year ends of pooled acquisitions				(11.8)		(11.8)
Foreign currency translation					(32.8)	(32.8)
Unrealized gain on investments					6.3	6.3
Stock issued under stock option and employee purchase plans	10.3		109.0			109.0
Stock issued in business combinations	0.2		6.4			6.4
Cancellation of shares			(9.0)			(9.0)
Issuance of common stock	0.4		11.2			11.2
Dividends				(1.4)		(1.4)
Tax benefit associated with exercise of stock options			60.1			60.1

Balances as of August 31, 2000	605.0	0.6	2,259.1	1,656.8	(114.4)	3802.1
Net loss				(123.5)		(123.5)
Adjustment to conform Texas site year end				(1.7)		(1.7)
Foreign currency translation					(139.8)	(139.8)
Unrealized loss on investments					(5.0)	(5.0)
Stock issued under stock option and employee purchase plans	8.6		97.7			97.7
Stock issued in business combinations	2.5		69.8			69.8
Issuance of common stock	42.1	0.1	1,410.5			1,410.6
Tax benefit associated with exercise of stock options			40.5			40.5

Balances as of August 31, 2001	658.2	$0.7	$3,877.6	$1,531.6	$(259.2)	$5,150.7

See accompanying notes to consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Years Ended August 31,

	2001	2000	1999

Net income (loss)	$(123.5)	$497.2	$350.3
Other comprehensive income (loss):
Foreign currency translation adjustments, net of income tax expense of $13.5 in 2001, income tax benefit of $15.9 in 2000 and income tax benefit of $0.4 in 1999	(139.8)	(32.8)	(78.6)
Unrealized loss on investments, net of income tax benefit of $3.1 in 2001, income tax expense of $3.8 in 2000 and income tax benefit of $0.6 in 1999	(5.0)	6.3	(1.1)

Comprehensive income (loss)	$(268.3)	$470.7	$270.6

       Accumulated foreign currency translation losses were $259.4 million at August 31, 2001, $119.6 million at August 31, 2000, and $86.8 million at August 31, 1999. For fiscal year 2001, the foreign currency translation loss primarily resulted from unrealized losses on dollar-denominated debt held by the Company’s Brazilian subsidiary. Most of Solectron’s remaining foreign currency translation adjustment amounts relate to investments which are permanent in nature. To the extent that such amounts relate to investments which are permanent in nature, no adjustment for income taxes is made. Accumulated unrealized gain on investments was $0.2 million at August 31, 2001 and $5.2 million at August 31, 2000 and $1.1 million at August 31, 1999.

See accompanying notes to consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOW
(in millions)

	Twelve Months Ended
	August 31,

	2001	2000	1999

Cash flows from operating activities:
Net income (loss)	$(123.5)	$497.2	$350.3
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	536.1	251.4	200.4
Impairment of fixed assets and other long-term assets	268.1	—	—
Amortization of debt issuance costs and accretion of discount on notes payable	146.5	52.5	18.5
Tax benefit associated with the exercise of stock options	40.5	60.1	35.4
Cumulative effect of change in accounting principle for start-up cost	—	3.5	—
Adjustment to conform fiscal year ends	(1.7)	(11.8)	—
Loss (gain) on disposal of property and equipment	(10.0)	(8.7)	(4.6)
Other	74.2	20.9	5.5
Changes in operating assets and liabilities:
Accounts receivable, net of allowance	52.4	(934.1)	(505.2)
Inventories	1,024.1	(2,096.0)	(329.7)
Prepaid expenses and other current assets	(81.0)	(102.9)	16.2
Accounts payable	(1,287.7)	1,710.7	294.8
Accrued expenses and other current liabilities	(10.4)	214.5	15.0

Net cash provided by (used in) operating activities	627.6	(342.7)	96.6

Cash flows from investing activities:
Sales of short-term investments	1,354.3	982.0	327.8
Purchases of short-term investments	(702.0)	(1,498.6)	(598.0)
Acquisition of business, net of cash acquired	(2,458.7)	(83.7)	(39.5)
Acquisition of manufacturing assets and locations	(84.0)	(1,014.2)	(124.7)
Capital expenditures	(536.8)	(506.0)	(449.4)
Proceeds from sale of property and equipment	98.7	88.9	41.7
Other	(149.9)	(35.1)	(32.0)

Net cash used in investing activities	(2,478.4)	(2,066.7)	(874.1)

Cash flows from financing activities:
Net proceeds (repayment) from bank lines of credit	(52.3)	16.9	22.1
Net proceeds from long-term debt	1,540.7	2,296.3	729.4
Principal payments on long-term debt	(18.3)	(0.8)	—
Repurchase of common stock	—	—	(7.1)
Net proceeds from stock issued under option and employee purchase plans	97.7	121.9	81.5
Net proceeds from issuance of common stock	1,381.4	11.2	1,069.9
Dividends	—	(1.4)	(1.4)
Other	20.6	29.9	(0.4)

Net cash provided by financing activities	2,969.8	2,474.0	1,894.0

Effect of exchange rate changes on cash and cash equivalents	(112.1)	(6.5)	5.2

Net increase in cash and cash equivalents	1,006.9	58.1	1,121.7
Cash and cash equivalents at beginning of period	1,475.5	1,417.4	306.4

Cash and cash equivalents at end of period	$2,482.4	$1,475.5	$1,428.1

SUPPLEMENTAL DISCLOSURES
Cash paid during the period:
Income taxes	$151.4	$135.7	$114.5
Interest	$11.0	$17.6	$27.7
Non-cash investing activities:
Issuance of common stock for business combination, net of cash acquired	$61.7	$6.4	$14.7
Issuance of common stock upon conversion of long-term debt, net	—	—	225.4

See accompanying notes to consolidated financial statements.

SOLECTRON CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.     Summary of Significant Accounting Policies

       Basis of presentation: The accompanying consolidated financial statements include the accounts of Solectron Corporation and its subsidiaries after elimination of intercompany accounts and transactions.

       On November 30, 1999, Solectron completed its acquisition of SMART Modular Technologies (SMART). Under the terms of the agreement, each share of SMART common stock was exchanged for 0.51 of a share of Solectron common stock. Solectron issued approximately 47.6 million shares of Solectron common stock for the outstanding common stock of SMART and assumed all stock options held by SMART employees. The acquisition was accounted for as a pooling of interests. Accordingly, the Company’s historical financial statements have been restated retroactively to include the financial results of SMART. SMART’s results of operations for the fiscal year ended October 31, 1999 have been combined with Solectron’s results of operations for the year ended August 31, 1999. In addition, SMART’s balance sheet as of October 31, 1999 has been combined with Solectron’s balance sheet as of August 31, 1999. Since the results of operations for the two month period ended October 31, 1999 for SMART have been included in the fiscal 1999 and fiscal 2000 consolidated statements of income, such results have been adjusted for in retained earnings. SMART changed its fiscal year end to coincide with Solectron’s beginning in fiscal 2000.

       On April 28, 2000, Solectron completed its acquisition of AMERICOM Wireless Services (AMERICOM), a privately held corporation. Solectron issued approximately 1.8 million shares of its common stock in exchange for all outstanding common stock of AMERICOM and to extinguish obligations under the stock appreciation rights plan of AMERICOM. On July 14, 2000, Solectron completed the acquisition of Bluegum Group (Bluegum), an electronics contract manufacturer in Australia. Solectron issued approximately 2.3 million shares of its common stock in exchange for all outstanding common shares and stock options of Bluegum. Both transactions were accounted for as a pooling of interests. Accordingly, Solectron’s historical financial statements have been restated retroactively to include the financial results of AMERICOM and Bluegum. Both AMERICOM and Bluegum had fiscal years different than Solectron’s. AMERICOM’s fiscal year was from January 1 to December 31 and Bluegum’s was from July 1 to June 30. AMERICOM’s results of operations for the year ended December 31, 1999 together with Bluegum’s results of operations for the year ended June 30, 1999 have been combined with Solectron’s results of operations for the year ended August 31, 1999. AMERICOM’s balance sheet as of December 31, 1999 together with Bluegum’s balance sheet as of June 30, 1999 have been combined with Solectron’s balance sheet as of August 31, 1999. Both AMERICOM and Bluegum changed their fiscal year ends to coincide with Solectron’s beginning in fiscal 2000. Retained earnings has been adjusted to conform their year ends with Solectron’s.

       Restated financial information includes certain adjustments for the elimination of net sales and cost of sales related to shipments by Solectron to Bluegum, shipments by SMART to Solectron, as well as for certain reclassifications made to SMART’s, AMERICOM’s and Bluegum’s financial statements to conform with Solectron’s financial statement presentation. There were no adjustments necessary to conform the accounting policies of the combining companies.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The results of operations previously reported by the separate enterprises and the combined amounts presented in the accompanying consolidated financial statements are summarized below (in millions):

	Years Ended
	August 31,

	2000	1999

Net Sales
Solectron	$13,786.5	$8,391.4
SMART*	280.4	995.9
AMERICOM*	53.5	63.7
Bluegum*	156.1	247.2
Eliminations	(139.0)	(29.0)

	$14,137.5	$9,669.2

Net income
Solectron	$497.0	$294.0
SMART*	12.2	53.5
AMERICOM*	(2.8)	2.8
Bluegum*	(8.4)	—
Eliminations	(0.8)	—

	$497.2	$350.3

*	Represents the net sales and net income for each of the separate companies prior to the consummation of the acquisitions. The acquisitions were consummated as follows: SMART on November 30, 1999, AMERICOM on April 28, 2000 and Bluegum on July 14, 2000. Results subsequent to the acquisition were included with Solectron.

       No adjustments were necessary to conform accounting policies of the combined entities.

       Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with a maturity at the date of purchase of less than three months. Short-term investments are investment grade short-term debt instruments with remaining maturities greater than three months.

       Investments: Investments in debt securities are classified as available-for-sale securities. Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined based on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of related tax effect.

       Inventories: Inventories are stated at the lower of weighted average cost or market.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization are computed based on the shorter of the estimated useful lives or the related lease terms, using the straight-line method. Estimated useful lives are presented below.

Machinery and equipment	2 - 5 years
Furniture and fixtures	3 - 5 years
Leasehold improvements	Lease term
Buildings	15-50 years

       Certain depreciation lives were changed from four to five years beginning March 2, 2001. Consequently, the pre-tax depreciation charges on these assets were $19.8 million lower in fiscal 2001 than it would have been using a four year life.

       Other Assets: Other assets consist of intangible assets including intellectual property rights, goodwill and debt issuance costs. Intangible assets are amortized using the straight-line method, over the expected life of the asset — ten years for intellectual property rights and goodwill. Debt issuance costs related to the zero-coupon convertible senior notes are amortized using the effective interest method over twenty years. Debt issuance costs related to the 7 3/8% senior notes are amortized using the straight-line method, which does not differ materially from the effective interest method, over the debt term of ten years.

       Impairment of Long-Lived Assets: Solectron reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount (including the unamortized portion of goodwill allocated to the asset) exceeds the future net cash flow the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset, including the allocated goodwill, if any, exceeds its fair market value. Solectron assesses the recoverability of enterprise-level goodwill by determining whether the unamortized goodwill balance can be recovered through undiscounted future net cash flows of the acquired operation. The amount of enterprise-level goodwill impairment, if any, is measured based on projected discounted future net cash flows using a discount rate reflecting the Company’s average cost of funds.

       Income Taxes: Solectron uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. When necessary, a valuation allowance is recorded to reduce tax assets to an amount for which realization is more likely than not. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

       Net Income Per Share: Basic net income per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted net income per share is calculated using the weighted-average number of common shares plus dilutive potential common shares outstanding during the period. Potential common shares consist of stock options that are computed using the treasury stock method and shares issuable upon conversion of Solectron’s outstanding convertible notes computed using the as-if-converted method. Share and per-share data presented reflect the two-for-one stock splits effective through March 8, 2000.

       Revenue Recognition: Solectron recognizes revenue upon shipment of product to its customers.

       Reclassifications: Certain prior-year amounts have been reclassified to conform with the current-year presentation.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Employee Stock Plans: Solectron accounts for its stock option plans and its Employee Stock Purchase Plan using the intrinsic value method.

       Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expenses are translated at average exchange rates. The effects of these translation adjustments are reported in other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in income. To date, the effect of such amounts on net income has not been material.

       Year End: Solectron’s financial reporting year ends on the last Friday in August. Fiscal years 2001 contained 53 weeks while 2000 and 1999 each contained 52 weeks. For purposes of presentation in the accompanying financial statements and notes, Solectron has indicated its accounting years as ending on August 31.

       Solectron’s subsidiary, Solectron Brasil, Ltda. (Brazil), reports its results one month in arrears. Solectron’s consolidated financial position as of August 31, 2001 and 2000, include the financial position of Brazil operation as of July 31, 2001 and 2000. Similarly, Solectron’s consolidated results of operations and cash flows for the years ended August 31, 2001, 2000 and 1999, include the results of operations and cash flows of the Brazil operation for the twelve-month periods ended July 31, 2001, 2000 and 1999.

       Solectron’s subsidiary in Austin, Texas reported its results one month in arrears during fiscal 2000 and 1999. Solectron’s consolidated financial position as of August 31, 2000 included the financial position of Austin as of July 31, 2000. Similarly, Solectron’s consolidated results of operations and cash flows for the years ended August 31, 2000 and 1999 include the results of operations and cash flows of the Austin subsidiary for the years ended July 31, 2000 and 1999. The Austin subsidiary changed its fiscal year end to conform to the consolidated company beginning in 2001. Retained earnings has been adjusted to reflect this change.

       Recent Accounting Pronouncements: Solectron adopted the American Institute of Certified Public Accountants’ Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities, on September 1, 1999. This statement required that costs of start-up activities and organizational costs be expensed as incurred. The cumulative effect of this accounting change on years prior to fiscal 2000 was a charge of $3.5 million (net of $1.6 million income tax effect), or $.01 per common share, that was reflected in the first quarter of fiscal 2000. Pro forma information is not presented as the change did not have a material impact on any individual year prior to fiscal 2000.

       In September 2000, Solectron adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and No. 138. Solectron enters into short-term foreign currency forward contracts and borrowings to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. In addition, the Company periodically hedges variability in cash flows resulting from fluctuating interest rates. Solectron entered into an interest rate swap agreement with a notional amount of $52 million, maturing on June 3, 2002, to hedge against varying rental payments associated with an operating lease that requires payments based on LIBOR. This swap agreement was designated as a cash flow hedge upon adoption of the standard and the ineffective portion of the hedge was not material. Accordingly, changes in the fair value of this interest rate swap designated as a cash flow hedge are included in accumulated other comprehensive income. These amounts are subsequently reclassified into rent expense during the period in which the LIBOR-based lease agreement affect earnings. Since adoption, the impact to the financial statements has not been significant.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives are amortized over their respective estimated lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to adoption of SFAS No. 142.

       In accordance with SFAS No. 141, Solectron is accounting for all business combinations initiated or completed after June 30, 2001 using the purchase method of accounting. Solectron adopted the remaining provisions of SFAS No. 141 and SFAS No. 142 effective September 1, 2001.

       SFAS No. 141 requires, upon adoption of SFAS No. 142, that Solectron evaluate its existing intangibles assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Upon adoption of SFAS No. 142, Solectron is required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and to make any necessary amortization period adjustments by the end of the first interim period after adoption. Solectron is required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142 within the first interim period. Any impairment loss is measured as of the date of adoption and recognized as a cumulative effect of accounting principle in the first interim period.

       In connection with the transitional goodwill impairment evaluation, SFAS No. 142 requires Solectron to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this, Solectron must identify its reporting units and determine the carrying value of each reporting unit by assessing the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. Solectron then has up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying value. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and Solectron must perform the second step of the transitional impairment test. In the second step, Solectron must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as a cumulative effect of a change in accounting principle in our statement of operations.

       As of September 1, 2001, Solectron had unamortized goodwill of $1.9 billion, unamortized identifiable intangible assets of approximately $500 million, all of which are subject to the transition provisions of SFAS No. 141 and 142. Amortization expense related to goodwill was $139.9 million for fiscal 2001. Because of the extensive effort required to comply with the remaining provisions of SFAS Nos. 141 and 142, Solectron cannot reasonably estimate the impact on their financial statements of these provisions beyond discontinuing amortization.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations, in August 2001, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, in October 2001. SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability in the period in which it incurs the obligation. SFAS No. 144 services to clarify and further define the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 144 does not apply to goodwill and other intangible assets that are not amortized. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 and SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company expects to adopt both effective September 1, 2002. The effect of the adopting these statements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Note 2.     Cash, Cash Equivalents and Short-Term Investments

       Cash, cash equivalents and short-term investments as of August 31, 2001, and 2000, consisted of the following:

	Cash and
	Cash	Short-Term
	Equivalents	Investments

	(in millions)
2001
Cash	$2,244.7	$—
Money market funds	174.4	—
Certificates of deposit	63.2	2.5
Market auction securities	—	181.6
U.S. government securities	—	4.6
Corporate obligations	—	102.2
Other	—	16.9

Total	$2,482.3	$307.8

2000
Cash	$439.6	$—
Money market funds	428.0	—
Certificates of deposit	19.7	60.4
Market auction securities	—	15.5
U.S. government securities	26.3	158.7
Corporate obligations	485.0	697.9
Other	76.9	26.1

Total	$1,475.5	$958.6

       Short-term investments are carried at fair market value, which approximates cost. Realized and unrealized gains and losses for the fiscal years ended August 31, 2001 and 2000 were not material. As of August 31, 2001, approximately 97% of Solectron’s portfolio matures in one year or less, with the remainder maturing in less than two years.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.     Inventories

       Inventories as of August 31, 2001 and 2000, consisted of:

	2001	2000

	(in millions)
Raw materials	$2,503.5	$3,043.0
Work-in-process	331.0	558.9
Finished goods	375.4	185.4

Total	$3,209.9	$3,787.3

Note 4.     Property and Equipment

       Property and equipment as of August 31, 2001 and 2000, consisted of:

	2001	2000

	(in millions)
Land	$62.2	$40.3
Building and improvements	341.1	243.0
Leasehold improvements	133.8	102.2
Factory equipment	1,292.2	1,033.4
Computer equipment and software	337.1	195.5
Furniture, fixture, and other	274.3	109.6
Construction-in-process	71.1	125.8

	2,511.8	1,849.8
Less accumulated depreciation and amortization	1,207.1	769.4

Net property and equipment	$1,304.7	$1,080.4

Note 5.     Lines of Credit

       Solectron has available a $100 million unsecured multicurrency revolving line of credit that expires April 30, 2002. Borrowings under the credit facility bear interest, at Solectron’s option, at either the bank’s prime rate, the London interbank offering rate (LIBOR) plus a margin, or the bank’s certificate of deposit (CD) rate plus a margin. The margin under the LIBOR or CD rate options will vary depending on Solectron’s Standard & Poor’s Corporation and/or Moody’s Investor Services, Inc. rating for its long-term senior unsecured debt. This margin was 0.4% at August 31, 2001. Under the credit agreement, the Company must meet certain financial covenants. As of August 31, 2001 and 2000, there were no borrowings outstanding under this line of credit.

       As of August 31, 2001 Solectron also had approximately $181 million and $591 million, respectively, in committed and uncommitted foreign lines of credit and other bank facilities. Borrowings were payable on demand. The interest rates ranged from the bank’s prime lending rate to the bank’s prime rate plus 2.0%. As of August 31, 2001, borrowings and guaranteed amounts under committed and uncommitted foreign lines of credit were $155 million and $135 million, respectively. The weighted-average interest rate was 4.4% for committed and 4.7% for uncommitted foreign lines of credit. Under these lines of credit agreements, the Company must meet certain financial covenants. As of August 31, 2001, Solectron was in compliance with all of its line of credit financial covenants.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.     Long-Term Debt

       Long-term debt at August 31, 2001 and 2000, consisted of:

	2001	2000

	(in millions)
Zero coupon convertible senior notes Due 2020, face value $4,025.0, Fair value of $2,047.5 in 2001, and $2,648.9 in 2000	$2,416.1	$2,350.5
Zero coupon convertible senior notes Due 2020, face value $2,900.0, Fair value of $1,212.8 in 2001	1,560.5	—
Zero coupon convertible senior notes Due 2019, face value $1,656.0, Fair value of $817.9 in 2001 and $1,195.8 in 2000	831.3	798.5
7 3/8% senior notes due 2006, face value $150.0, fair value of $150.3 in 2001 and $146.9 in 2000	149.8	149.8
Other, fair value of $69.8 in 2001 and $20.7 in 2000	69.8	20.7

Total long-term debt	$5,027.5	$3,319.5

       In November 2000, Solectron issued 2,900,000 zero-coupon convertible senior notes at an issue price of $524.78 per note, which resulted in gross proceeds to Solectron of approximately $1.5 billion. These notes are unsecured and unsubordinated indebtedness of Solectron with a maturity value aggregating $2.9 billion. Solectron will pay no interest prior to maturity. Each note has a yield of 3.25% with a maturity value of $1,000 on November 20, 2020. Solectron is amortizing the issue discount using the effective interest method over the term of the notes. Each note is convertible at any time by the holder at a conversion rate of 11.7862 shares per note. Holders may require Solectron to purchase all or a portion of their notes on May 20, 2004, November 20, 2005 and November 20, 2010, at a price of $587.46, $616.57 and $724.42 per note, respectively, payable in cash or common stock at the option of Solectron. Also, each holder may require Solectron to repurchase all or a portion of such holder’s notes if a change in control of the Company occurs on or before May 20, 2004. Solectron, at its option, may redeem all or a portion of the notes at any time on or after May 20, 2004.

       In May 2000, Solectron issued 4,025,000 zero-coupon convertible senior notes at an issue price of $579.12 per note, which resulted in gross proceeds to Solectron of approximately $2.3 billion. These notes are unsecured and unsubordinated indebtedness of Solectron with a maturity value aggregating $4.025 billion. There will be no interest payment by Solectron prior to maturity. Each note has a yield of 2.75% with a maturity value of $1,000 on May 8, 2020. Solectron is amortizing the issue discount using the effective interest method over the term of the notes. Each note is convertible at any time by the holder at a conversion rate of 12.3309 shares per note. Holders may require Solectron to purchase all or a portion of their notes on May 8, 2003 and May 8, 2010, at a price of $628.57 and $761.00 per note, respectively. Also, each holder may require Solectron to repurchase all or a portion of such holder’s notes upon a change in control of the Company occurring on or before May 8, 2003. Solectron, at its option, may redeem all or a portion of the notes at any time on or after May 8, 2003.

       In January 1999, Solectron issued 1,656,000 zero coupon convertible senior notes to qualified institutional investors in a private placement at an issue price of $452.89 per note which resulted in gross proceeds of approximately $750 million. These notes are unsecured and unsubordinated indebtedness with a maturity value aggregating $1.656 billion. There will be no interest payment prior to maturity. Each note has a yield of 4% with a maturity value of $1,000 on January 27, 2019. Solectron is amortizing the issue discount using the effective interest method over the term of the notes. Each note is convertible at any time by the holder at a conversion rate of 14.944 shares per

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

note, adjusted for the two-for-one stock splits effective through March 8, 2000. Holders may require Solectron to purchase all or a portion of their notes on January 27, 2002, and January 27, 2009, at a price of $510.03 and $672.97 per note, respectively. Also, each holder may require Solectron to repurchase all or a portion of such holder’s notes upon a change in control of Solectron occurring on or before January 27, 2002. Solectron, at its option, may redeem all or a portion of the notes at any time on or after January 27, 2003. In addition, Solectron filed with the Securities Exchange Commission a registration statement for resales of the notes and the common stock issuable upon conversion. Such registration statement was declared effective in June 1999.

       In March 1996, Solectron issued $150 million aggregate principal amount of senior notes. These notes are in denominations of and have a maturity value of $1,000 each and are due on March 1, 2006. Interest is payable semiannually at a rate of 7 3/8% per annum. The notes may not be redeemed prior to maturity.

Note 7.     Financial Instruments

Fair Value of Financial Instruments

       The fair value of Solectron’s cash, cash equivalents, accounts receivable and accounts payable approximates the carrying amount due to the relatively short maturity of these items. The fair value of Solectron’s short-term investments (see Note 2) is determined based on quoted market prices. The fair value of Solectron’s long-term debt (see Note 6) is determined based on broker trading prices.

Derivatives

       Solectron enters into forward exchange contracts to hedge foreign currency exposures on a continuing basis for periods consistent with its committed exposures. These transactions generally do not expose Solectron to risk of accounting loss because gains and losses on these contracts offset losses and gains on the assets and liabilities being hedged. The counterparties to these contracts expose Solectron to credit related losses in the event of nonperformance. However, the counterparties to these contracts are substantial and creditworthy multinational commercial banks. The risk of counterparty nonperformance associated with these contracts is remote. Since these contracts generally have maturities of less than three months and were entered into near year-end, the amounts of unrealized gains and losses are immaterial. Foreign currency forward exchange contracts outstanding totaled $284.1 million at the end of fiscal year 2001 and $187.3 million at the end of fiscal year 2000. These contracts were originated by Solectron’s international subsidiaries primarily for the purchase and sale of European currencies, U.S. dollar, and Japanese yen to mitigate foreign currency exposures.

Business and Credit Concentrations

       Financial instruments that potentially subject Solectron to concentrations of credit risk consist of cash, cash equivalents, short-term investments and trade accounts receivable. Solectron’s cash, cash equivalents and short-term investments are managed by recognized financial institutions which follow the Company’s investment policy. Such investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 13. Solectron generally does not require collateral for sales on credit. However, for customers that have smaller financial resources, Solectron requires coverage for this risk. The Company also closely monitors extensions of credit.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.     Commitments and Contingencies

       Solectron leases various facilities under operating lease agreements. The facility leases outstanding as of August 31, 2001 expire at various dates through 2004. All such leases require Solectron to pay property taxes, insurance and normal maintenance costs. Payments of some leases are periodically adjusted based on LIBOR rates. Certain leases for Solectron’s facilities, including Fremont, Milpitas and San Jose, California; Everett, Washington; Suwanee, Georgia; and Columbia, South Carolina, provide Solectron with an option at the end of the lease term of either acquiring the property at its original cost or arranging for the property to be acquired. For these leases, Solectron is contingently liable under a first loss clause for a decline in market value of such leased facilities up to 85% of the original costs, or approximately $203.8 million in total as of August 31, 2001, in the event Solectron does not purchase the properties or reach an agreement with the lessor to extend the lease at the end of the respective lease terms. Under such agreements, the Company must also maintain compliance with financial covenants similar to its credit facilities. As of August 31, 2001, Solectron was in compliance with all of its lease facility financial covenants.

       In addition, Solectron periodically enters into lease arrangements with third-party leasing companies under which it sells fixed assets and leases them back from the leasing companies. Solectron is accounting for these leases as operating leases.

       Future minimum payments related to lease obligations, including the $203.8 million contingent liability discussed above, are $156.2 million, $120.0 million, $189.4 million $21.5 million and $16.7 million in each of the years in the five-year period ending August 31, 2006, and $27.5 million for periods after that date. Rent expense was $94.5 million, $98.9 million and $89.3 million for the years ended August 31, 2001, 2000 and 1999, respectively.

Note 9.     Retirement Plans

       Solectron has various retirement plans that cover a significant number of its eligible worldwide employees. The Company sponsors a 401(k) Plan to provide retirement benefits for its United States employees. This Plan provides for tax-deferred salary deductions for eligible employees. Employees may contribute between 1% to 15% of their annual compensation to this Plan, limited by an annual maximum amount as determined by the Internal Revenue Service. The Company also makes discretionary matching contributions, which vest immediately, as periodically determined by its Board of Directors. The Company’s matching contributions to this Plan totaled $13.2 million, $10.7 million and $8.3 million in fiscal 2001, 2000 and 1999, respectively. In addition, certain of the Company’s non-United States employees are covered by various defined benefit and defined contribution plans. Solectron’s expense for these plans totaled $5.7 million, $9.6 million and $3.0 million in 2001, 2000 and 1999, respectively.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10.     Income Taxes

       The components of income taxes (benefit) for the fiscal years ended August 31, 2001, 2000 and 1999, were as follows (in millions):

	2001	2000	1999

	(in millions)
Current:
Federal	$11.9	$151.3	$114.4
State	2.6	28.2	17.8
Foreign	39.2	48.6	29.7

	53.7	228.1	161.9
Deferred:
Federal	(78.9)	(10.6)	(3.1)
State	(14.3)	(0.7)	1.4
Foreign	5.3	22.0	4.0

	(87.9)	10.7	2.3

Total	$(34.2)	$238.8	$164.2

       The overall effective income tax rate (expressed as a percentage of financial statement income before income taxes) varied from the United States statutory income tax rate for the fiscal years ended August 31, 2001, 2000 and 1999, as follows:

	2001	2000	1999

Federal tax rate	35.0%	35.0%	35.0%
State income tax, net of federal tax benefit	4.8	2.4	2.4
Income of international subsidiaries taxed at different rates	(32.9)	0.1	0.1
Tax holiday	41.6	(7.4)	(5.9)
Tax credits	—	(0.5)	(0.1)
Tax exempt interest income	2.8	(0.1)	(0.3)
FSC benefit	—	(0.1)	(0.1)
Nondeductible goodwill and acquisition costs	(7.9)	1.1	—
Loss for which no benefit is realized	(17.8)	—	—
Intercompany interest charges	(3.4)	0.3	0.2
Other	(0.5)	1.5	0.6

Effective income tax rate	21.7%	32.3%	31.9%

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of August 31, 2001 and 2000, were as follows (in millions):

	2001	2000

	(in millions)
Deferred tax assets:
Accruals, allowances and reserves	$103.9	$19.3
State income tax	18.8	9.2
Acquired intangible assets	39.3	5.9
Net undistributed profits of subsidiaries	—	3.8
Net operating loss carryover	133.1	83.6
Restructuring reserves	77.3	—
Other	1.9	—

Deferred tax assets	374.3	121.8
Valuation allowance	(71.6)	—

Total deferred tax assets	$302.7	$121.8

Deferred tax liabilities:
Foreign inventories expenses for tax	(81.9)	(55.6)
Depreciation	(29.8)	(4.0)
Realized translation gains	(30.8)	(12.1)
Foreign import incentives	(3.1)	(7.0)
Other	(0.1)	(2.7)

Total deferred tax liabilities	(145.7)	(81.4)

Net deferred tax assets	$157.0	$40.4

       The Company has U.S. federal net operating losses in its U.S. Robotics subsidiary of approximately $52.4 million. These amounts are not currently available to offset U.S. taxable income of the Company (other than income generated by U.S. Robotics) under U.S. consolidated tax return rules and reserved for in the valuation allowance. These net operating losses, if not utilized, will expire in 2021.

       The Company also has acquired U.S. federal net operating losses from U.S. subsidiaries of NatSteel Electronics of approximately $15 million, which will expire if not utilized beginning in 2011 through 2019.

       The Company also has acquired U.S. federal net operating losses from its acquisition of Sequel Corporation of approximately $11 million, which will expire if not utilized beginning in 2011 through 2018. The annual utilization of these net operating losses is limited under the “ownership change” provisions of the U.S. Internal Revenue Code.

       The Company also has acquired U.S. federal net operating losses from its acquisition of Centennial Technologies of approximately $16 million, which will expire if not utilized beginning in 2011 through 2018. The annual utilization of these net operating losses is limited under the “ownership change” provisions of the U.S. Internal Revenue Code.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The Company also has North Carolina investment tax credit of $4.8 million which if not utilized will expire beginning in 2002 through 2007.

       The Company has net operating loss carryforwards in various foreign jurisdictions. A summary of significant foreign net operating loss carryforwards follows (amounts in millions):

Jurisdiction	Amount	Expiration

Australia	$22.6	N/A
Brazil	77.4	N/A
Canada	18.2	2008
Indonesia	9.1	2006
Ireland	25.3	N/A
Malaysia	19.7	N/A
Mexico	76.0	2007 – 2011
Romania	44.4	2003 – 2006
Turkey	5.6	2004
United Kingdom	4.0	N/A

       Management has determined that a valuation allowance in the amount of $71.6 million is required with respect to deferred tax assets. Management believes it is more likely than not that the remaining deferred tax assets will be realized. In the event the tax benefits relating to the valuation allowance are realized, $34.4 million of such benefits would reduce goodwill and $11.8 million would be credited to other comprehensive income.

       Worldwide income (loss) before income taxes for the fiscal years ended August 31, 2001, 2000 and 1999, consisted of the following (in millions):

	2001	2000	1999

U.S.	$(287.2)	$392.1	$349.7
Non-U.S.	129.5	347.4	164.8

Total	$(157.7)	$739.5	$514.5

       Cumulative undistributed earnings of the international subsidiaries amounted to $963.4 million as of August 31, 2001, all of which is intended to be permanently reinvested. The amount of income tax liability that would result had such earnings been repatriated is estimated to be approximately $204.6 million.

       Solectron has been granted a tax holiday for its Malaysian sites which is effective through July 2011, subject to certain conditions. In addition, Solectron has been granted a tax holiday for certain manufacturing operations in Singapore which is effective through March 2011, subject to certain conditions. Solectron has also been granted various tax holidays in China, which are effective for various terms and are subject to certain conditions.

Note 11.     Stockholders’ Equity

Issuance of Common Stock

       In August 1999, Solectron sold, through an underwritten public offering, 34.1 million shares of common stock which generated net proceeds of approximately $1.1 billion.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       In November 2000, Solectron sold through, an underwriter public offering, 35 million shares of common stock which generated net proceeds of approximately $1.2 billion.

Stock Repurchase

       During fiscal 1999, SMART repurchased approximately 454,000 shares of its common stock in the open market at an average purchase price of $15.75 per share and a total cost of approximately $7.1 million. As of August 31, 1999, all shares repurchased by SMART had been reissued pursuant to the exercise of stock options previously granted to employees from its various stock plans.

Stock Split

       Effective February 24, 1999 and March 8, 2000, Solectron completed two-for-one stock splits effected as stock dividends. All references to share and per share data have been retroactively adjusted to reflect the stock splits.

Pro Forma Fair Value Disclosures

       Solectron accounts for its employee stock plans, which consist of fixed stock option plans and an Employee Stock Purchase Plan, using the intrinsic value method under APB Opinion No. 25. No compensation expense related to these plans has been recognized in the Company’s financial statements. The table below sets out the pro forma amounts of net income and net income (loss) per share that would have resulted for the fiscal years ended August 31, 2001, 2000 and 1999, if Solectron accounted for its employee stock plans under the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

		2001	2000	1999

		(in millions, except per share
		data)
Net income (loss):
	As reported	$(123.50)	$497.20	$350.30
	Pro forma	$(209.90)	$444.00	$314.30
Net income (loss) per share:
Basic	As reported	$(0.19)	$0.83	$0.65
	Pro forma	$(0.33)	$0.74	$0.58
Diluted	As reported	$(0.19)	$0.80	$0.61
	Pro forma	$(0.33)	$0.71	$0.55

       For purposes of computing pro forma net income (loss), the fair value of each option grant and Employee Stock Purchase Plan purchase right is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used to value the option grants and purchase rights are stated below.

	2001	2000	1999

Expected life of Options	3.5 years	3.5 years	3.5 years
Expected life of purchase rights	6 months	3 months	3 months
Volatility	65%	52%	44%
Risk-free interest rate	3.4% to 6.34%	4.8% to 6.8%	4.5% to 5.8%
Dividend yield	zero	zero	zero

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Option Plans

       Solectron’s stock option plans provide for grants of options to associates to purchase common stock at the fair market value of such shares on the grant date. The options vest over a four-year period beginning generally on the grant date. The term of the options is five years for options granted prior to November 17, 1993, and seven years for options granted thereafter. In connection with the acquisition of Force in November 1996, Solectron assumed all options outstanding under the Force option plan. Options under the Force plan generally vest over a four-year period beginning on the grant date and have a term of ten years. No further options may be granted under the Force plan.

       In connection with the merger with SMART in November 1999, Solectron assumed all options outstanding under the SMART plans. The options vest over a three to five year period beginning generally on the grant date. The term of the options is five years for 10% shareholders (participants who own stock possessing more than 10% of the voting power of all classes of SMART’s outstanding capital stock) and ten years for all other options. In October 1995, the Board of Directors suspended the issuance of further grants under the 1989 Stock Plan. No further options may be granted under the SMART plans.

       In connection with the merger with Bluegum in July 2000, Solectron assumed all options outstanding under the Bluegum plan. The options vested immediately on the date of grant and the term of the options is five years. No further options may be granted under the Bluegum plan.

       In connection with the merger with Centennial Technologies, Inc in April 2001, Solectron assumed all options outstanding under the Centennial plan. The options vesting period range from immediately to three years. The term of the options range from two to ten years. No further options may be granted under the Centennial plan.

       A summary of stock option activity under the plans for the fiscal years ended August 31, 2001, 2000 and 1999, follows (in millions, except per share data):

	2001		2000		1999

		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	44.1	$17.72	45.9	$11.29	45.5	$7.37
Granted	14.4	$32.98	13.4	$34.21	15.6	$18.04
Exercised	(7.0)	$8.77	(10.8)	$8.18	(11.5)	$5.69
Canceled	(3.6)	$30.23	(4.4)	$21.94	(3.7)	$8.39

Outstanding, end of year	47.9	$22.61	44.1	$17.72	45.9	$11.29

Exercisable end of year	27.0	$16.53	23.6	$11.23	22.2	$7.61

Weighted-average fair value of options granted during the year		$17.91		$15.92		$7.07

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       Information regarding the stock options outstanding at August 31, 2001, is summarized in the table below (in millions, except number of years and per share data).

	Outstanding
				Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number of	Contractual	Exercise	Number of	Exercise
Exercise Prices	Shares	Life	Price	Shares	Price

$ 0.33 – $ 5.98	5.8	1.60 years	$5.22	5.8	$5.21
$ 6.13 – $10.95	6.6	3.15 years	$9.34	6.5	$9.32
$11.08 – $12.69	2.8	4.56 years	$11.95	2.1	$11.86
$13.27 – $13.30	4.7	4.26 years	$13.30	3.3	$13.30
$13.44 – $18.13	5.4	6.48 years	$16.96	1.2	$16.18
$18.23 – $31.00	7.7	5.78 years	$25.01	3.6	$23.91
$32.29 – $35.31	5.5	5.40 years	$35.07	2.1	$34.97
$36.09 – $46.13	8.3	5.85 years	$44.03	2.2	$43.60
$46.94 – $51.67	1.0	6.15 years	$46.99	0.2	$47.17

$ 0.33 – $51.67	47.9	4.75 years	$22.61	27.0	$16.53

       A total of 74.6 million shares of common stock remain reserved for issuance under the plans as of August 31, 2001.

       On December 1, of each year, each independent member of Solectron’s Board of Directors is granted an option to purchase 6,000 shares of common stock at the fair market value on such date. These options vest over one year and have a term of five years.

Employee Stock Purchase Plan

       Under Solectron’s Employee Stock Purchase Plans (the Purchase Plans), associates meeting specific employment qualifications are eligible to participate and can purchase shares quarterly through payroll deductions at the lower of 85% of the fair market value of the stock at the commencement or end of the offering period. The Purchase Plans permit eligible associates to purchase common stock through payroll deductions for up to 15% of qualified compensation. As of August 31, 2001, 4.7 million shares remain available for issuance under the Purchase Plans.

       The weighted average fair value of the purchase rights granted by Solectron in fiscal 2001, 2000 and 1999 was $12.90, $16.11 and $9.67, respectively. The weighted-average fair value of the purchase rights granted by SMART in fiscal 1999 and 1998 was $5.69 and $5.86, respectively.

Note 12.     Segment and Geographic Information

       Solectron provides integrated supply chain solutions that span the entire product life cycle, including technology, manufacturing and services. The Company has 54 manufacturing facilities in the Americas, Europe and Asia/ Pacific to serve these similar customers. Solectron is operated and managed by industry segment, and the industry segments are further managed geographically. Each industry segment has its own president and support staff. Solectron’s management uses an internal management reporting system, which provides important financial data to evaluate performance and allocate Solectron’s resources on an industry segment and geographic basis. Intersegment adjustments are related primarily to intersegment sales that are generally recorded at prices that approximate arm’s length transactions. Certain corporate expenses are allocated to these operating

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

segments and are included for performance evaluation. Some amortization expenses are also allocated to these operating segments, but the related intangible assets are not allocated. The accounting policies for the segments are the same as for Solectron taken as a whole. Solectron has three reportable operating segments: global manufacturing business unit, global services business unit and technology solutions business unit. Information about the operating segments for the fiscal years ended August 31, 2001, 2000 and 1999, was as follows:

	2001	2000	1999

	(in millions)
Net sales:
Manufacturing and operations	$17,181.6	$12,418.5	$8,460.3
Technology solutions	1,201.1	1,486.5	1,130.4
Global services	309.6	232.5	78.5

	$18,692.3	$14,137.5	$9,669.2

Depreciation and amortization:
Manufacturing and operations	$450.8	$194.1	$167.8
Technology solutions	22.1	26.1	21.5
Global services	10.0	12.8	2.2
Corporate	53.2	18.4	8.9

	$536.1	$251.4	$200.4

Interest income:
Manufacturing and operations	$18.8	$8.6	$8.0
Technology solutions	1.9	5.7	7.2
Global services	0.1	0.2	—
Corporate	96.1	92.4	21.5

	$116.9	$106.9	$36.7

Interest expense:
Manufacturing and operations	$19.7	$6.9	$3.4
Technology solutions	0.8	1.1	0.7
Global services	(0.1)	0.9	—
Corporate	155.6	62.7	34.2

	$176.0	$71.6	$38.3

Income before income taxes and cumulative effect of change in accounting principle:
Manufacturing and operations	$(42.8)	$668.7	$484.0
Technology solutions	20.4	78.4	82.6
Global services	38.8	2.6	9.6
Corporate	(174.1)	(10.2)	(61.7)

	$(157.7)	$739.5	$514.5

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001	2000	1999

	(in millions)
Capital expenditures:
Manufacturing and operations	$454.3	$432.3	$392.0
Technology solutions	22.7	29.0	24.1
Global services	12.3	15.7	3.8
Corporate	47.5	29.0	29.5

	$536.8	$506.0	$449.4

Total Assets:
Manufacturing and operations	$9,752.4	$5,303.4	$2,712.7
Technology solutions	587.5	500.2	451.5
Global services	184.9	222.2	52.6
Corporate	2,405.6	4,349.8	2,203.7

	$12,930.4	$10,375.6	$5,420.5

       The following enterprise wide information is provided in accordance with SFAS No. 131. Geographic net sales information reflects the destination of the product shipped. Long-lived assets information is based on the physical location of the asset. No country, other than the United States, accounted for more than 10% of total sales or total assets in the periods presented. For major customer information, the Company’s operating segments contributed various percentages aggregating up to 10% or more of consolidated net sales for such customers identified in Note 13.

	2001	2000	1999

	(in millions)
Net sales derived from:
PCB assembly	$13,738.3	$9,940.5	$6,502.0
Systems build	3,434.6	2,516.1	2,058.6
Technology solutions products	1,207.9	1,501.1	1,108.6
Global services	311.5	179.5	—

	$18,692.3	$14,137.2	$9,669.2

Geographic net sales:
United States	$9,205.3	$8,328.9	$6,491.2
Europe	3,398.8	3,440.9	1,952.4
Asia/ Pacific and other	6,088.2	2,367.7	1,225.6

	$18,692.3	$14,137.5	$9,669.2

Long-lived assets (physical location):
United States	$1,592.8	$837.8	$523.2
Europe	378.1	607.2	100.1
Asia/ Pacific and other	2,255.4	302.4	314.8

	$4,226.3	$1,747.4	$938.1

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 13.     Major Customers

       Net sales to major customers as a percentage of consolidated net sales were as follows:

	Years Ended
	August 31,

	2001	2000	1999

Cisco	11.5%	12.0%	11.1%
Compaq	—	—	11.8%
Ericsson	13.7%	13.0%	—
Nortel	11.9%	—	—

       Solectron has concentrations of credit risk due to sales to these and other of Solectron’s significant customers. In particular, Nortel and Ericsson account for approximately 17%, 11% of total accounts receivable, respectively, at August 31, 2001. The concentration of credit risk is intensified because the majority of Solectron’s customers are in the same industry. The Company considers its concentrations of credit risk in establishing the reserves for bad debt and believes that such reserves are adequate.

Note 14.     Purchase of Assets

       During the first quarter of fiscal 1999, Solectron acquired the wireless telephone manufacturing assets, primarily inventory and fixed assets, of Mitsubishi Consumer Electronics America, Inc.’s (MCEA) Cellular Mobile Telephone (CMT) division in Braselton, Georgia. MCEA was a subsidiary of Mitsubishi Electric Corporation. The purchase price of approximately $25 million was allocated to the assets acquired based on their relative fair values at the date of acquisition. Under the terms of the agreement, the Company will provide MCEA-CMT with a full range of manufacturing services for five years, including NPI management, PCB assembly and full systems assembly for MCEA’s branded and private-label cellular products sold in North America.

       During the second quarter of fiscal 1999, Solectron acquired IBM’s Electronic Card Assembly and Test (ECAT) manufacturing assets, primarily inventory, in Austin, Texas. Additionally, Solectron acquired the non-exclusive rights to use certain IBM intellectual property for approximately $53 million. The total purchase price for the manufacturing assets and intellectual property rights was approximately $83 million. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Under the terms of the agreements, Solectron provides assembly for motherboards used in IBM’s mobile computer products manufactured worldwide for three years. Solectron also provides IBM’s worldwide design teams a full range of integrated NPI services.

       During the fourth quarter of fiscal 1999, Solectron acquired the manufacturing assets, primarily inventory, of Trimble Navigation Limited (Trimble) in Sunnyvale, California, and assumed full manufacturing responsibility of Trimble’s Global Positioning System (GPS) and related radio frequency (RF) technology products for three years. Additionally, Solectron acquired certain intellectual property rights related to RF technology for approximately $11 million. The total purchase price for the transaction was approximately $27 million. The purchase price was allocated to the acquired assets based on the relative fair values of the assets at the date of acquisition.

       During the first quarter of fiscal 2000, Solectron acquired the manufacturing assets, primarily inventory and equipment, of IBM’s Netfinity server operations in Greenock, Scotland in several phases for approximately $19.2 million. In addition, Solectron acquired certain IBM intellectual property rights included in the design and manufacture of PC server motherboards for $19.6 million. Solectron

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provides to IBM for three years fully integrated PCB assembly services including early prototyping, new product launch, assembly and test, volume production, end-of-life support and life cycle management.

       During the second quarter of fiscal 2000, Solectron completed the acquisition of the complex systems manufacturing assets of Ericsson Telecom AB’s telecommunications infrastructure equipment operations in Longuenesse, France, and Ostersund, Sweden. The total purchase price for the manufacturing assets and intangible assets was approximately $162.2 million. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. As part of the agreement, Solectron provides a complete range of integrated supply-chain solutions to Ericsson Telecom AB.

       During the third quarter of fiscal 2000, Solectron completed the acquisition of the manufacturing assets of Premisys Communications, Inc., a wholly owned subsidiary of Zhone Technologies, Inc. The total purchase price for the manufacturing assets and intangible assets was approximately $15.5 million. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Zhone is a communications equipment provider integrating expertise in voice, video and data communications. Under the agreement, Solectron became Zhone’s virtual supply-chain partner and signed a five-year commitment with Zhone to provide product life cycle management services, including NPI through repair and end-of-life services.

       During the third quarter of fiscal 2000, Solectron acquired the manufacturing assets of several Nortel manufacturing facilities including Calgary, Canada; Research Triangle Park, North Carolina; Monterrey, Mexico; and Cwmcarn, Wales. Solectron provides prototyping, PCB assembly, small sub-assembly and repair services to Nortel in these locations. Also in June 2000, Solectron completed the purchase of manufacturing assets at two Nortel Networks manufacturing and repair facilities located in Pont de Buis and Douarnenez, France, and Monkstown, Northern Ireland for which Solectron will offer prototyping, PCB assembly, small sub-assembly and repair services to Nortel Networks. The aggregate purchase price of the Nortel assets was approximately $900 million, subject to certain conditions. Solectron also entered into a multi-year supply agreement with Nortel with revenues in excess of $10 billion, with the option to renew.

       During the second quarter of fiscal 2001, Solectron acquired IBM’s European Repair Center in Amsterdam, Netherlands for approximately $10 million in cash. In addition, Solectron assumed responsibility for IBM’s European repair, refurbishment and asset recovery services provided by Amsterdam operations. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition.

       During the second quarter of fiscal 2001, Solectron completed the acquisition of Sony’s manufacturing facilities in Miyagi, Japan, and Kaohsiung, Taiwan for approximately $75 million in cash. The new sites provide a range of electronics manufacturing services to Sony and other customers. The purchase price was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition.

Note 15.     Business Combinations

       During the first quarter of fiscal 1999, Bluegum acquired Alcatel’s telecommunications manufacturing operations in New South Wales, Australia. This transaction was accounted for under the purchase method of accounting, and the purchase price of approximately $23.3 million was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       During the fourth quarter of fiscal 1999, Solectron issued approximately 520,000 shares of common stock to acquire all of the outstanding capital stock of Sequel. It was a privately held corporation specializing in notebook computer and liquid crystal display repair service and support. This transaction was accounted for under the purchase method of accounting. The consolidated financial statements include the operating results of Sequel from the date of acquisition. The total purchase price was approximately $17.8 million. The acquisition was accounted for as a purchase of a business resulting in goodwill of approximately $4 million. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the fourth quarter of fiscal 1999, SMART acquired Compaq’s embedded and real time product line and business in Fremont, California and Scotland. Pursuant to the agreement, SMART acquired certain assets with a fair value totaling $1.2 million. The acquisition was accounted for under the purchase method of accounting, and the purchase price of approximately $16.2 million was allocated to the assets acquired based on the relative fair values of the assets at the date of acquisition. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the first quarter of fiscal 2000, Solectron acquired NULOGIX Technical Services, Inc. (NULOGIX), a wholly owned subsidiary of IBM Canada, in its entirety. NULOGIX is located in Vaughn, Canada, and specializes in repair, manufacturing and refurbishment. The purchase price was approximately $4.0 million. The acquisition was accounted for as a purchase of a business resulting in goodwill of approximately $1.4 million. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the third quarter of fiscal 2000, Solectron completed the acquisition of Alcatel’s manufacturing business in Aguadilla, Puerto Rico. The purchase price was approximately $47.2 million. The acquisition was accounted for as a purchase of a business resulting in goodwill of approximately $13.3 million. Alcatel is a world leader in building next-generation networks and end-to-end data voice solutions. As part of the acquisition of Alcatel’s manufacturing business in Aguadilla, Solectron assumed full manufacturing responsibility for Alcatel’s PCB products focused on the networking and telecommunication industries. Additionally, Solectron provides a full range of manufacturing services to Alcatel for three years including prototyping and high-volume PCB assembly. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the fourth quarter of fiscal 2000, Solectron completed the acquisition of IBM’s manufacturing operations in Hortolandia, Sao Paulo state, Brazil. Solectron assumes responsibility for the systems configuration and assembly of IBM’s Personal Systems Group, Retail Systems Solutions Group, and Enterprise Systems Group products sold into the Brazilian, Murcosul and Andean markets. As part of the multi-year agreement, Solectron provides IBM with an extensive range of integrated services including NPI support, PCB and systems assembly, product configuration services, repair and end-of-life product support. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the second quarter of 2001, Solectron completed the acquisition of NEL. Solectron purchased all of the outstanding issued share capital and convertible bonds for $2.3 billion and $122.4 million, respectively. The acquisition was accounted for using the purchase method and resulted in goodwill of approximately $2.0 billion. As part of the acquisition, Solectron gained manufacturing sites in China, Hungary, Indonesia, Malaysia, Mexico, Singapore and United States.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

       The NEL Purchase price was allocated as follows:

Asset acquired	$1,172.6
Goodwill	1,974.9
Liabilities assumed	(692.8)

Total purchase price	$2,454.7

       The following unaudited pro forma financial information presents the combined results of operations of Solectron and NEL as if the acquisition had occurred as of the beginning of fiscal 2001 and 2000, after giving effect to certain adjustments, including amortization of goodwill, increased interest expense on debt related to the acquisition, and related income tax effects. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had Solectron and NEL constituted a single entity during such periods.

	2001	2000

	(in millions, except
	per share data)
Net Sales	$19,734.7	$16,258.8
Net income (loss)	$(210.1)	$536.1
Basic income (loss) per share	$(0.33)	$0.85
Diluted income (loss) per share	$(0.33)	$0.81

       During the third quarter of fiscal year 2001, Solectron issued approximately 2.2 million shares of common stock to acquire all of the outstanding capital stock of Centennial. The acquisition, valued at approximately $64.5 million, was accounted for using the purchase method and resulted in goodwill of approximately $45.8 million. As a result of the transaction, Solectron gained all of Centennial’s design, manufacturing and marketing capabilities, which include memory module and memory card solutions based on SRAM and flash technologies for OEMs and end-users in markets such as telecommunications, data communications, mobile computing and medical. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the fourth quarter of fiscal 2001, Solectron completed the acquisition of Shinei, a privately held manufacturer and designer of enclosures for electronics products. The acquisition, valued at approximately $72.9 million, was accounted for using the purchase method and resulted in goodwill of approximately $63.3 million. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

       During the fourth quarter of fiscal 2001, Solectron completed the acquisition of MCC-Sequel Limited. The acquisition was accounted for using the purchase method. Pro forma results of operations are not presented because the effect of this acquisition is not significant.

Note 16.     Restructuring and Impairment

       Beginning in the second quarter of fiscal 2001, Solectron began undertaking several measures to restructure the Company’s operations in light of the current economic downturn. The measures, which included reducing the workforce, consolidating some facilities and changing the strategic focus of a number of sites, was largely intended to align its capacity and infrastructure to anticipated customer demand as well as rationalize its footprint worldwide.

       During fiscal 2001, (approximately $25 million, $285 million and $207 million in the second, third, and fourth quarters, respectively), total restructuring and impairment costs of $517.3 million were charged against earnings. These restructuring and impairment charges included employee

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

severance and benefit costs of approximately $70.0 million, costs related to facilities that will be abandoned and subleased of approximately $56.4 million, costs related to equipment that will be abandoned of approximately $117.5 million, impairment of equipment of approximately $188.2 million, impairment of facilities of approximately $37.7 million, impairment of goodwill, intangible and other assets related to closed facilities of approximately $42.2 million and other exit costs of approximately $5.3 million.

       The employee severance and benefit costs related to the elimination of approximately 11,800 positions worldwide. Approximately 67% of the positions eliminated were in the Americas region, 23% were in Europe and 10% were in Asia/ Pacific. The employment reductions primarily affected employees in manufacturing and back office support functions. Facilities and equipment subject to restructuring were primarily located in the Americas and Europe. For leased facilities that will be abandoned and subleased, the lease costs represent future lease payments subsequent to abandonment less estimated sublease income. For facilities and equipment, the impairment loss recognized was based on the fair value less costs to sell with fair value based on estimates of existing market prices for similar assets. As of August 31, 2001, all 11,800 employees have left the Company under this plan.

       Below are tables summarizing restructuring activity excluding impairment in fiscal 2001:

	Severance	Lease Payments	Lease Payments
	and Benefits	on Facilities	on Equipment	Other	Total

Beginning balance	$—	$—	$—	$—	$—
Current year provision	70.0	56.4	117.5	5.3	249.2
Cash payments	(70.0)	(5.5)	(5.0)	(0.9)	(81.4)

Balance at August 31, 2001	$—	$50.9	$112.5	$4.4	$167.8

       The Lease payments on facilities and equipment, resulting from restructuring activities are expected to be paid over the respective lease terms through fiscal 2014. The company expects to substantially complete implementation of its restructuring program during the first quarter of fiscal 2002.

       Solectron recorded restructuring costs of approximately $11.1 million in fiscal 2000 primarily related to the consolidation of certain facilities acquired in the SMART and Sequel mergers. Approximately $4.4 million related to lease exit costs, $3.4 million related to asset write-offs and other incidental costs, $1.2 million related to severance costs and $2.1 million related to other costs.

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 17.     Net Income (Loss) Per Share

       The following table sets forth the computation of basic and diluted net income per share.

	Years Ended August 31,

	2001	2000	1999

	(in millions, except per
	share data)
Net income (loss) before cumulative effect of change in accounting principle, net of taxes	$(123.5)	$500.7	$350.3
Cumulative effect of change in accounting principle, net of taxes	—	(3.50)	—

Net income (loss) — basic	$(123.5)	$497.2	$350.3
Interest expense from convertible subordinated notes, net of taxes	—	—	5.0

Net income (loss) — diluted	$(123.5)	$497.2	$355.3

Weighted average shares — basic	641.8	599.4	542.6
Common shares issuable upon exercise of stock options	—	24.1	22.6
Common shares issuable upon conversion of convertible subordinated notes	—	—	13.8

Weighted average shares diluted	641.8	623.5	579.0

Basic net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.19)	$0.84	$0.65
Cumulative effect of change in accounting principle	—	(0.01)	—

Net income (loss) per share	$(0.19)	$0.83	$0.65

Diluted net income (loss) per share:
Income (loss) before cumulative effect of change in accounting principle	$(0.19)	$0.80	$0.61
Cumulative effect of change in accounting principle	—	—	—

Net income (loss) per share	$(0.19)	$0.80	$0.61

       Stock options with exercise prices greater than the average fair market price for a period, which are defined as antidilutive, are not included in the diluted earnings per share calculations because of their antidilutive effect.

       During fiscal 2001, common shares issuable upon exercise of stock options were excluded from the diluted calculation because the effect was anti-dilutive. During fiscal 2000 and 1999, the exercise price for 3.1 million and 3.9 million options, respectively, were greater than the average fair market value of the Company’s common stock and consequently were excluded from the diluted calculation.

       In addition, the calculations for the years ended August 31, 2001 and 2000 did not include 100.5 and 39.7 million common shares, respectively, issuable upon conversion of the zero coupon senior notes as they would have been antidilutive.

Note 18.     Subsequent Events (Unaudited)

       On August 9, 2001. Solectron entered into a definitive agreement with C-MAC to combine the two companies. The combination will create a diversified provider of integrated electronic manufacturing solutions. On the announcement date, the value of the deal was estimated at $2.6 billion based on the issuance of an estimated 151 million shares of Solectron. The purchase method

SOLECTRON CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

will be used to account for the transaction. On September 10, 2001, Solectron filed an S-4 regarding the combination.

       On September 17, 2001, Solectron’s Board of Directors authorized a $200 million stock repurchase program. Under the program, the Company may repurchase its common shares in the open market beginning the first day of that the New York Stock Exchange resumes following the tragic events of September 11, 2001, and from time to time thereafter. As of October 31, 2001, the Company had purchased 442,200 shares, approximately $4.5 million under this program.

       On October 16, 2001, Solectron announced that it has completed the acquisition of Iphotonics, Inc., a provider of core optical manufacturing services. The acquisition increases our optical services capabilities.

       On October 26, 2001, Solectron announced that it completed its acquisition of Stream International Inc., a global customer relationship management outsourcing and support services provider for leading technology companies. The acquisition increases the capabilities of Solectron’s Global Services business unit and enhances the company’s total service offerings.

       At various dates through October 25, 2001, Solectron repurchased certain zero coupon convertible senior notes, with face value of $312 million, and a fair value of $156 million.

SOLECTRON CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at	Amounts
	Beginning of	Changed to		Balance at
Description	Period	Operations	(Deductions)	End of Period

	(in millions)
Year ended August 31, 2001:
Allowance for doubtful accounts receivable	$8.6	$33.6	$(1.4)	$40.8
Year ended August 31, 2000:
Allowance for doubtful accounts receivable	$6.4	$5.1	$(2.9)	$8.6
Year ended August 31, 1999:
Allowance for doubtful accounts receivable	$4.7	$2.5	$(0.8)	$6.4

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders
Solectron Corporation:

       We have audited the accompanying consolidated balance sheets of Solectron Corporation and subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended August 31, 2001. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Solectron Corporation and subsidiaries as of August 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

       As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for start-up costs.

/s/ KPMG LLP

Mountain View, California
September 17, 2001

       No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Prospectus Supplement

$500,000,000

Solectron Corporation

9.625% Senior Notes due 2009

Goldman, Sachs & Co.

Banc of America Securities LLC

JPMorgan

Scotia Capital

BNP PARIBAS